Exhibit D

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey (the “Republic of Türkiye” or the “Republic” or “Türkiye”) is dated as of September 19, 2024 and appears as Exhibit D to the Republic of Türkiye’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2023.

FORWARD-LOOKING STATEMENTS

Türkiye has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Türkiye’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Türkiye undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Türkiye cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Türkiye;

•	the impact of changes in the credit rating of Türkiye;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Türkiye’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Türkiye;

•	the impact of any delays or other adverse developments in Türkiye’s accession to the European Union;

•	the effects of the outbreak of coronavirus (COVID-19); and

•	the impact of adverse developments in the region where Türkiye is located.

•	Internal factors, such as:

•	general economic and business conditions in Türkiye;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Türkiye to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. The Republic’s GDP increased by 2.5% in the second quarter of 2024 compared with the same quarter of 2023. See “— Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

On March 31, 2024, local elections in the Republic were held throughout the country’s 81 provinces. On May 7, 2024, the final results of the elections were published in the Official Gazette No.32539. According to the final results, while Republican People’s Party (CHP), Justice and Development Party (AKP), Peoples’ Equality and Democracy Party (DEM Party), Nationalist Action Party (MHP) and New Welfare Party (YRP) won 35, 24, 10, 8 and 2 provincial municipalities respectively, İYİ Party and Great Unity Party (BBP) each won 1 provincial municipality. Furthermore, the main opposition party, CHP, won across the biggest Turkish cities such as İstanbul, İzmir, Bursa and the capital Ankara. In particular, the party’s candidates in Türkiye’s largest city İstanbul and capital Ankara, Ekrem İmamoğlu and Mansur Yavaş, were re-elected.

Local elections in the Republic are held every five years. The next local election is scheduled to be held on March 25, 2029.

On July 19, 2024, Moody’s upgraded Türkiye’s credit rating to “B1” from “B3” and maintained its outlook as “positive”. On September 6, 2024, Fitch upgraded Türkiye’s credit rating to “BB-” from “B+” and revised its outlook on Türkiye to “stable” from “positive”. On May 3, 2024, Standard & Poor’s upgraded Türkiye’s credit rating to “B+” from “B” and kept Türkiye’s outlook “positive”. On May 3, 2024, Japan Credit Rating Agency maintained Türkiye’s unsolicited foreign and local currency long-term issuer ratings as “BB” but revised the outlook to “stable” from “negative”.

As of June 28, 2024, Türkiye has been removed from the grey list of the Financial Action Task Force (FATF). On the same day, Minister of Treasury and Finance Mehmet Şimşek said that Türkiye would continue to fight against money laundering and terrorist financing with determination and in full compliance with international standards.

Governmental Steps With Respect to Income Distribution

One of the main goals of Türkiye’s economic policy is to ensure that its citizens benefit from the Republic’s economic growth. In addition to macroeconomic policies, support programs have also decreased poverty and improved income distribution. In this context, pension payments, unemployment benefits, health insurance, and social assistance such as family support are provided. The Family Support Program administered by the Republic’s Family and Social Services Ministry was launched in 2022 to provide financial assistance to families in need. The Family Support Program was initiated for a 12 months term, which was extended by an additional 12 months and ceased in July, 2024. In addition, pursuant to Law No. 7349 on the Amendment of Some Laws and the Income Tax Law, the minimum wage is exempt from taxes and the amount of wages up to the minimum wage for all employees are currently exempt from taxes as well.

Consequently, Türkiye has made significant progress in reducing poverty and improving income distribution, including improvements in the following metrics up until 2022:

•

The P80/P20 ratio (an income inequality ratio defined as the ratio of total income received by the 20% of the population with the highest income (top quintile) to that received by the 20% of the population with the lowest income (lowest quintile)) decreased from 9.6 in 2006 to 8.4 in 2022.

•	The poverty rate, calculated based on 50 percent of the median income, was 18.6% in 2006, and decreased to 13.9% in 2022.

•

Türkiye has improved its position in the Human Development Index, a metric compiled by the United Nations Development Program used to quantify a country’s average achievement in human development, moving from 86th among 174 countries in 2000 to 45th among 193 countries in 2022 and was placed in the “Very High Human Development” category.

POLITICAL CONDITIONS

In the May 14, 2023 presidential and parliamentary elections in the Republic, Recep Tayyip Erdoğan had 49.52%, Kemal Kılıçdaroğlu had 44.88% and Sinan Oğan had 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the vote. Kemal Kılıçdaroğlu received 47.82% of the votes.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of September 16, 2024:

Number of Seats
Justice and Development Party (AKP)	266
Republican People’s Party (CHP)	128
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	50
İYİ Party	30
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	8

Total	593

Source: The Grand National Assembly of Türkiye

On April 27, 2024, Müsavat Dervişoğlu was elected as the new leader of İYİ Party at the extraordinary congress held on that date.

In accordance with a decree published in the Official Gazette No. 32590 dated July 2, 2024, Mr. Fahrettin Koca was dismissed, and Mr. Kemal Memişoğlu was appointed as the new Minister of Health. According to the same decree, Mr. Mehmet Özhaseki was dismissed, and Mr. Murat Kurum was appointed as the new Minister of Environment, Urbanization and Climate Change.

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

European Commission’s 2023 Report

On November 8, 2023, the European Commission published the 2023 EC Report. The report repeated criticisms of Türkiye from previous years’ reports on issues such as democracy, fundamental rights, and the judiciary, criticisms that Turkish officials reject. The report stated that Türkiye remains a key partner for the European Union and a candidate country. With respect to foreign policy, the report said: “Türkiye condemned the Russian military aggression (Ukraine war), including at the UN General Assembly, and engaged politically and diplomatically, including by facilitating the export of Ukrainian grain and the exchange of prisoners.” It also stressed that Türkiye intensified its “regional normalisation” policy with Arab states, Armenia, and Israel. On the economic side, the report said economic integration with the EU remains high despite a decline, and that Türkiye is the bloc’s seventh-largest trading partner.

On November 29, 2023, the European Commission and the High Representative adopted a Joint Communication on the state of play of EU-Türkiye political, economic and trade relations. On the same date, EU foreign policy chief Josep Borrell stated that “The European Union clearly has a strategic interest to develop a mutually beneficial relationship with Türkiye and maintain a stable and secure environment in the eastern Mediterranean”.. The EU has identified a number of possible options towards engagement with Ankara, Borrell said, adding that the EU Commission has suggested resuming dialogue on updating the Customs Union with Türkiye, as well as taking more steps on trade, investment, migration, and visa liberalization. Türkiye’s deputy foreign minister and director for EU affairs stated on December 18, 2023 that the joint declaration on Türkiye-EU relations marks a significant first step in bilateral relations.

On February 16, 2024, European Union foreign policy chief Josep Borrell stressed that the bloc’s relations with Türkiye must be improved in times of increasing regional instability and deepening geopolitical crisis, following his meeting with Minister Hakan Fidan on the sidelines of the Munich Security Conference.

On April 18, 2024, the Special European Council’s conclusion concerning Türkiye emphasized its strategic interest in developing a relationship with Türkiye based on cooperation and mutual benefit, and that it attaches “great importance” to the resumption of negotiations on the Cyprus issue within this context. The statement evaluated that Türkiye’s constructive participation will be beneficial in advancing various areas of cooperation.

On June 27, 2024, Turkish president Recep Tayyip Erdogan reiterated that full membership in the European Union is Türkiye’s strategic goal, while stressing it is in common interest for the EU to approach Türkiye from a similar perspective.

On August 29, 2024, Turkish Foreign Minister Hakan Fidan attended a meeting with foreign ministers of the European Union member states. Türkiye was invited to the meeting after a five-year absence. After the meeting, Minister Fidan stated that reviving Türkiye-EU ties is in everyone’s interest.

On September 9, 2024, the EU Commissioner for Neighbourhood and Enlargement Oliver Varhelyi stated that the EU is actively engaged with Türkiye to re-energize bilateral relations.

On September 18, 2024, Foreign Minister Hakan Fidan said that Ankara was looking to diversify its options regarding global alliances, bringing up long-running ambitions for EU membership. He also said that Türkiye acted on good intentions with regards to its ambitions for full EU membership, since applying to join the bloc in 1987, but then the negotiations stalled. Furthermore, he stated that Ankara was looking at other options, such as BRICS and the Association of Southeast Asian Nations (ASEAN). He also added that if Türkiye’s integration with the European Union had been crowned with membership, which is now (only) at the level of the Customs Union, maybe Türkiye would not be on such a search.

World Bank

On March 28, 2024, the World Bank approved a U.S.$400 million financing for Türkiye’s Socially Inclusive Green Transition Project, which aims to facilitate access to finance for women- and youth-owned micro, small and medium-sized enterprises (MSMEs), as well as access for women and youth to jobs created by the green sectors of the economy in Türkiye.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter. On April 19, 2023, the United States Supreme Court rejected certain arguments by Halkbank that the 1976 US Foreign Sovereign Immunities Act shields the bank from prosecution but did not consider Halkbank’s common law defences. The United States Supreme Court ordered the 2nd U.S. Circuit Court of Appeals to reconsider Halkbank’s effort to dismiss the case based on these defenses. On January 9, 2024, Halkbank announced the dismissal of the first civil lawsuit filed against the bank in the U.S. on March 27, 2020. The case was dismissed first by the U.S. District Court for the Southern District of New York and then the U.S. Court of Appeals for the Second Circuit “on grounds of forum non conveniens”.

On May 9, 2024, Trade Minister Omer Bolat said at the 39th American-Turkish Conference in Washington DC. that Türkiye is committed to realizing U.S.$100 billion trade volume with the US.

On August 1, 2024, the United States President Joe Biden thanked allies, including Türkiye, for a major prisoner exchange between various NATO countries, Belarus and Russia, which included three American citizens and one American green-card holder. On the same day, the U.S. State Department deputy spokesman Vedant Patel thanked Türkiye for its role in the deal, adding that Türkiye continues to be a vital partner.

NATO

On June 25, 2024, Turkish Foreign Minister Hakan Fidan said that NATO needs to be sensitive to Türkiye’s concerns about the fight against terrorism, stressing that NATO member countries should not impose restrictions on each other’s defense industry products.

On June 26, 2024, Turkish Foreign Minister Hakan Fidan underlined the need to fulfill commitments on combating terrorism at the NATO summit in Washington. Highlighting NATO as the most crucial actor in effectively ensuring Europe’s defense and security, Fidan underlined the importance of avoiding initiatives that could weaken NATO’s leading and primary role.

On July 11, 2024, Turkish President Recep Tayyip Erdogan said that Türkiye fights terrorist organisations without discrimination and expects NATO allies to adopt a similar counter-terrorism approach.

Russia & Ukraine

On June 27, 2024, President Recep Tayyip Erdogan said fair solution to the Russian-Ukrainian conflict is possible through diplomacy, but initiatives excluding Russia will not yield results.

On July 3, 2024, President Recep Tayyip Erdogan met with his Russian counterpart Vladimir Putin at the Shanghai Cooperation Organization summit. Two leaders discussed various issues, including the latest situation in the Ukraine war, Israel’s current attacks on Palestinian territories, efforts to find a solution to the crisis in Syria, and the fight against terrorism. President Erdoğan said that Türkiye will continue to strive for the establishment of peace in the region and the world. He said Türkiye can lay the groundwork for a consensus to end the ongoing war between Russia and Ukraine with a cease-fire, adding that a fair peace that can satisfy both sides is possible. Mr. Erdogan also underlined the importance of ending instabilities in the region, particularly the Syrian civil war that started in 2011, reiterating that Türkiye is ready to cooperate for a solution. President Erdogan invited Putin to visit Türkiye, and the Russian leader affirmed his intention to make the trip in the near future.

On July 4, 2024, at his meeting with Belarusian President Alexander Lukashenko at the Shanghai Cooperation Organization summit in Astana, President Recep Tayyip Erdogan stressed the need to take decisive steps to end the ongoing conflict between Ukraine and Russia, expressing hope that a strong peace framework could put an end to the war.

On August 1, 2024, 26 people, including eight Russians detained in various NATO countries, were swapped in the large-scale prisoner exchange in Ankara. Ten hostages, including two children, were transferred to Russia, while 13 were sent to Germany, and three to the US.

On September 11, 2024, Turkish President Recep Tayyip Erdogan reiterated Türkiye’s steadfast support for Ukraine’s sovereignty and territorial integrity while emphasizing ongoing support for Crimean Tatar rights, in a video message to the Fourth Crimea Platform Leaders Summit. President Erdogan highlighted Türkiye’s stance on Crimea, stressing that its return to Ukraine aligns with international legal standards. President Erdogan also emphasized that Türkiye has never recognized the annexation of Crimea.

Armenia

On June 18, 2024, Turkish President Recep Tayyip Erdogan and Armenian Prime Minister Nikol Pashinyan said that Türkiye and Armenia are committed to normalizing relations without preconditions. Erdogan and Pashinyan underlined the importance of continuing talks between the two sides’ special representatives and confirmed the points that have so far been agreed by the two sides.

On July 30, 2024, delegations from Türkiye and Armenia met at the Alican-Margara crossing on the countries’ shared border for the fifth round of the normalization process meetings. The two sides reconfirmed the agreements reached at their previous meetings and reemphasized their agreement to continue the normalization process without any preconditions towards achieving the ultimate goal of full normalization between their respective countries.

Israel & Palestine

On April 9, 2024, Turkish Ministry of Trade announced that it was restricting the export of 54 products to Israel, including aluminum, steel, construction materials and chemical fertilizers over Israel’s military actions in Gaza. “This decision will remain in effect until Israel declares an immediate cease-fire in Gaza as part of its obligations arising from international law, and allows a sufficient and uninterrupted flow of humanitarian aid to the Gaza Strip,” the ministry said.

On May 10, 2024, Turkish Foreign Ministry welcomed the UN General Assembly resolution that enabled wider rights and privileges for Palestine to engage in UN activities and reconsideration of Palestine’s membership bid.

On June 15, 2024, Turkish President Erdoğan said that he was pleased with the truce offer announced by US President Joe Biden on May 31, 2024 but there is a need for sincere efforts to put an end to the violence in Palestine.

On June 25, 2024, Turkish Foreign Minister Hakan Fidan said that the two-state solution between Israel and Palestine, the cessation of war, and the issue of humanitarian aid are now extremely important.

On July 4, 2024, at the Shanghai Cooperation Organization summit in Astana, Turkish President Recep Tayyip Erdogan said that the international system had lost its legitimacy as it had failed to bring a halt to Israeli actions in Gaza. President Erdoğan said that Israel has to be stopped, and forced to accept a permanent cease-fire in Gaza, urging countries to increase pressure on the Israeli administration.

On August 7, 2024, Türkiye filed its official request to join South Africa’s genocide case against Israel over its conduct in the war in Gaza in the International Court of Justice (ICJ) in the Hague.

Iraq & Syria

On April 7, 2024, Turkish President Recep Tayyip Erdoğan visited Iraq for the first time in 13 years to discuss bilateral relations, counter-terrorism and regional issues, including Israel’s ongoing war in the Gaza Strip. After Erdogan’s meeting with Iraqi Prime Minister Mohammed Shia al-Sudani, Türkiye and Iraq signed 26 agreements in the areas of energy, trade, education, tourism, sports, health and defense to bolster bilateral cooperation. Iraqi Prime Minister Muhammed Shia al-Sudani said that he agreed with President Erdoğan to bolster security cooperation to enhance the stability of the two neighbors. During his visit, President Erdogan also met with President Nechirvan Barzani and Prime Minister Masrour Barzani of Iraq’s Kurdish Regional Government (KRG) in Erbil.

On April 22, 2024, a memorandum of understanding on the Development Road project was signed between Türkiye, Iraq, Qatar and the United Arab Emirates, during Turkish President’s visit to Iraq. The Development Road project encompasses railway and highway lines extending from the Grand Faw Port in Basra through the cities of Diwaniyah, Najaf, Karbala, Baghdad and Mosul to the Turkish border, aiming to provide access from the Turkish border to Mersin Port and onward to Europe via Istanbul by road.

On June 15, 2024, Turkish President Erdoğan warned that any attempt to hold an election in Northeastern Syria would face resolute opposition from Türkiye.

On June 27, 2024, Ministry of National Defense stated that as many as 1,270 terrorists had been neutralized, including in Iraq and northern Syria since the beginning of 2024.

On July 5, 2024, Turkish President Recep Tayyip Erdoğan signaled a new diplomatic peace initiative with Damascus, suggesting a potential invitation to Syria’s Bashar al-Assad. He underlined Syria’s critical need for reconstruction and stability, underscoring the impact of widespread infrastructure damage and societal upheaval. Erdogan stated that the recent regional tranquility on the matter could open the door to peace with policies and approaches that are free from prejudices. The eradication of terrorist organizations is vital for Syria’s future, Erdogan said, advocating for the establishment of democratic foundations and inclusive peace initiatives based on upholding the territorial integrity of Syria.

On August 15, 2024, Turkish Foreign Minister Fidan said that Türkiye and Iraq signed a memorandum of understanding on cooperation in security, military and counterterrorism. Türkiye and Iraq will establish a joint security coordination center in Baghdad, and a joint training and cooperation center in Bashika to combat terrorism.

Eastern Mediterranean

On May 13, 2024, Turkish President Recep Tayyip Erdogan told Greek Prime Minister Kyriakos Mitotakis that there were “no unsolvable problems” between their countries as the leaders met in Ankara.

On June 26, 2024, Turkish President Recep Tayyip Erdogan called on all regional countries to stand with Lebanon against Israel’s invasion plan. President Erdoğan reiterated that any moves by Israel Prime Minister Netanyahu’s to spread the war across the region would lead to a major catastrophe.

On July 20, 2024, Türkiye’s President Recep Tayyip Erdogan reiterated support for a two-state solution on Cyprus saying that ignoring the realities on the Eastern Mediterranean island would lead nowhere.

On September 4, 2024, President Recep Tayyip Erdogan welcomed Egyptian President Abdel Fattah al-Sisi, who arrived in Ankara for the first visit of his presidency. Following their bilateral meeting, the Presidents co-chaired the first meeting of the High-Level Strategic Cooperation Council between the two countries. In a joint declaration following the Council meeting, the countries reaffirmed their steadfast support for ending the Israeli occupation of Palestinian territories and for the Palestinian people’s right to establish an independent and sovereign state, with East Jerusalem as its capital, based on the 1967 borders. The statement also called for an urgent and lasting cease-fire, the release of hostages and detainees, and an uninterrupted and unimpeded flow of humanitarian and medical aid to Gaza.

On September 10, 2024, Türkiye’s Foreign Minister Hakan Fidan attended the 162nd session of the Arab League’s Council of Foreign Ministers in Cairo. It marked the first time that Türkiye participated in the Arab League’s Council of Foreign Ministers after a gap of 13 years.

Africa

On July 1, 2024, Ethiopian Foreign Minister Taye Atske Selassie and Somali Foreign Minister Ahmed Moallim Fiqi met in the Türkiye’s capital Ankara in a bid to settle their countries’ differences. Emphasizing that progress was made during the talks, Turkish Foreign Minister Fidan said that Türkiye, with its deep-rooted relations and wide-ranging cooperation with both countries, played a facilitating role.

On August 13, 2024, Ethiopian Foreign Minister and Somali Foreign Minister met in Ankara for the second round of the talks. Turkish Foreign Minister Fidan stated that they hope to finalize the specific details of a sustainable and effective outcome that benefits everyone involved, by maintaining the active involvement of all parties and their ongoing dedication to the success of the Ankara Process. It was declared that Ankara Process will continue with the third round of discussions on September 17, 2024.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 12, 2024, Türkiye had granted temporary protection to 3,093,909 Syrians.

As of December 2022, there were 1.45 million school-age (between 5 and 17 years old) children under temporary protection in Türkiye and 972,792 of them can attend school. As of March 2022, the number of polyclinic services provided to Syrians since 2011 has reached over 97 million, while those receiving in-patient treatment exceeded 3 million. Almost 2.6 million surgeries were conducted on Syrians and over 754,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15.012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4.687 billion. In the second quarter of 2023, nominal GDP was TL 5.571 billion. In the third quarter of 2023, nominal GDP was TL 7.759 billion. In the fourth quarter of 2023, nominal GDP was TL 8.528 billion. Nominal GDP was approximately TL 26.546 billion in 2023. In the first quarter of 2024, nominal GDP was TL 8.858 billion. In the second quarter of 2024, nominal GDP was TL 9.950 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 31, 2024 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1	2024 Q2
1.	A- Agriculture, forestry and fishing	2.6	4.3	10.7	5.2	2.4	3.9
2.	BCDE- Industry	25.3	22.9	21.6	22.8	21.8	19.8
3.	F- Construction	5.4	6.1	5.2	5.4	6.1	6.5
4.	GHI- Services	26.9	27.3	26.0	27.3	25.6	26.1
5.	J- Information and communication	2.3	2.4	2.2	2.9	2.3	2.5
6.	K- Financial and insurance activities	3.9	3.9	2.8	2.9	3.8	3.7
7.	L- Real estate activities	4.2	4.3	3.6	3.7	4.8	5.3
8.	MN- Professional, administrative and support service activities	4.8	5.3	4.7	5.5	5.3	5.5
9.	OPQ- Public administration, education, human health and social work activities	11.4	10.6	9.9	9.8	13.4	12.3
10.	RST- Other service activities	2.5	1.9	1.7	2.7	3.0	2.2
11.	Sectoral total	89.4	89.1	88.5	88.2	88.7	87.9
12.	Taxes-Subsidies	10.6	10.9	11.5	11.8	11.3	12.1
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.5	4.6	6.5	4.6
2024	5.3	2.5

Source: TURKSTAT

In August 2024, the Republic’s monthly CPI increased by 2.47% and domestic PPI increased by 1.68% compared to the previous month. In August 2024, the Republic’s annual CPI and domestic PPI increased by 51.97% and 35.75%, respectively, as compared to the same month of the previous year.

On August 14, 2024, the Government offered an interest rate of 41.24% for its 728-day TL denominated fixed coupon Government Bond, compared to 18.28% for its 784-day TL denominated fixed coupon Government Bond on August 9, 2023.

On August 14, 2024, the Government offered an interest rate of 32.45% for its 1547-day TL denominated fixed coupon bond issuance compared to 20.55% for its 1806-day TL denominated fixed coupon Government Bond on August 9, 2023.

The industrial production index decreased by 3.9 % in July 2024 compared to the same month of the previous year.

In 2023, the unemployment rate decreased by 1.0 percentage points to 9.4% as compared to the previous year. In July 2024, the seasonally adjusted unemployment rate decreased by 0.4 percentage points to 8.8% as compared to the previous month. In July 2024, the seasonally adjusted employment rate realized as 49.6% with 0.3 percentage point increase compared to the previous month and the number of employed people increased by 235,000 to 32.712 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2024
January	9.0	3,198
February	8.7	3,094
March	8.6	3,084
April	8.6	3,076
May	8.5	3,051
June	9.2	3,279
July	8.8	3,167

Source: TURKSTAT

According to the Notification on the Putting of Coins with the Value of TL 5 into Circuit in the Official Gazette No. 32570 dated June 8, 2024, a coin worth TL 5 was put into circulation in the Republic.

On September 5, 2024, the Government announced the Medium Term Program covering the 2025-2027 period (the “2025-2027 Medium Term Program”). In the 2025-2027 Medium Term Program, the GDP growth target is 3.5% for 2024, 4.0% for 2025, 4.5% for 2026 and 5.0% for 2027. According to the Medium Term Program, Central Government budget deficit to GDP ratio target is 4.9% for 2024, 3.1% for 2025, 2.8% for 2026 and 2.5% for 2027. The EU-defined general government debt stock to GDP ratio, which is expected to be 25.6% in 2024, is projected to be 25.3% in 2025, 25.1% in 2026 and 24.8% in 2027. The current account deficit to GDP ratio target is 1.7 % for 2024, 2.0% for 2025, 1.6% for 2026 and 1.3% for 2027. The CPI inflation target is 41.5% by the end of 2024, 17.5% by the end of 2025, 9.7% by the end of 2026 and 7.0% by the end of 2027. The unemployment target is 9.3% for 2024, 9.6% for 2025, 9.2% for 2026, and 8.8% for 2027.

TOURISM

In 2023, the number of foreign visitors visiting the Republic increased by 10.42% to 49,209,180 people compared to the previous year. In July 2024, the number of foreign visitors visiting the Republic increased by 2.6% to 7,333,812 people compared to the same month in 2023. In the fourth quarter of 2023, tourism revenues increased by 6.8% compared to the same period of 2022 and reached U.S.$12,272,673,000. In 2023, tourism income increased by 16.9% and reached U.S.$54,315,542,000 compared to the previous year. In the second quarter of 2024, tourism revenues increased by 11.8% compared to the same period of 2023 and reached U.S.$ 14,875,518,000.

EMPLOYMENT AND WAGES

In 2023, the total civilian employment was 31.632 million and the labor force participation rate was at 53.3%, which represented a 0.2 percentage point increase compared to the previous year. In July 2024, the seasonally adjusted total civilian employment was 32.712 million and the seasonally adjusted labor force participation rate was at 54.4% with 0.1 percentage point decrease compared to the previous month.

As of August 2024, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 290.73 billion.

As of August 2024, 65.89 % of the Unemployment Insurance Fund was invested in bonds, 31.24% of the assets were held in deposits and 2.88% of the assets were held in Takasbank Money Market.

As of May 2024, there were 382 pension funds offered to the public. As of May 2024, the total net asset value of these funds increased to approximately TL 999.5 billion from approximately TL 478.6 billion in May 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2024, the trade balance posted a deficit of U.S.$7.295 billion, with a 41.8% decrease compared with July 2023. In July 2024, total goods imported (c.i.f.), including gold imports, decreased by 7.8% to U.S.$29.805 billion, as compared to approximately U.S.$32.311 billion during the same period in 2023. In July 2024, the import of capital goods, which are used in the production of physical capital, decreased by 7.7% over the same period in 2023; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by 8.9% over the same period in 2023; and the import of consumption goods decreased by 3.2% over the same period in 2023. In July 2024, total goods exported (f.o.b.), increased by 13.8% to U.S.$22.510 billion, as compared to approximately U.S.$19.780 billion during the same period of 2023. Total exports and imports for 2023 amounted to U.S.$255.627 billion and U.S.$361.967 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$587 million in July 2024. The following table summarizes the balance of payments of Türkiye for the period indicated:

January-July 2024
in millions of U.S. Dollars
CURRENT ACCOUNT	-16,048
Trade Balance	-35,738
Goods Exports	145,568
Goods Imports	181,306
Services	28,254
Primary Income	-8,588
Secondary Income	24
CAPITAL ACCOUNT	-105
FINANCIAL ACCOUNT	-21,212
Direct Investment (net)	-2,663
Portfolio Investment (net)	-15,891
Assets	9,202
Liabilities	25,093
Other Investment (net)	-2,658
Assets	10,755
Liabilities	13,413
RESERVE ASSETS	-909
NET ERRORS AND OMISSIONS	-5,968

In June 2024, the volume of crude oil imports decreased by 7.99% compared to June 2023. In June 2024, natural gas imports decreased by 0.75% to 2,314.93 million cubic meters compared to 2,332.42 million cubic meters in June 2023. In June 2024, liquefied petroleum gas imports decreased by 20.22% to 307,571.25 tons compared to 385,544.57 tons in June 2023.

As of July 2024, total gross international reserves were U.S.$147,850 million (compared to U.S.$111,623 million as of July 2023). As of July 2024, gold reserves were U.S.$57,153 million (compared to U.S.$41,427 million as of July 2023) and the Central Bank gross foreign exchange reserves were U.S.$83,237 million as of July 2024 (compared to U.S.$62,651 million as of July 2023).

As of July 2024, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$48,694 million (compared to approximately U.S.$44,986 million as of July 2023). As of July 2024, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$44,789 million (compared to approximately U.S.$47,608 million as of July 2023).

As of September 12, 2024, the Central Bank held approximately TL 343.45 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on August 8, 2024, the inflation target for 2024 is 5%, with a 2% uncertainty band in both directions. On September 13, 2024, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 33.8159 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2023**
Turkish Lira per U.S. Dollar	29.44
Turkish Lira per euro	32.57
Turkish Lira per 100 Japanese Yen	20.75
Turkish Lira per Currency Basket*	31.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 29, 2023.

Source: Central Bank

As of July 2024, the Central Bank’s international reserve level was approximately U.S.$147.9 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On April 5, 2024, the CBRT submitted an “Open Letter” to the government pursuant to the accountability principle given that the realized inflation fell outside the uncertainty band at the end of the year. The Open Letter serves to elucidate the underlying causes behind this recent deviation from the established inflation target, while also delineating the measures already undertaken and those deemed necessary for reaching the target.

On April 6, 2024, the CBRT published a press release regarding the simplification of the macroprudential framework. In the press release, it was stated that the CBRT continues to simplify macroprudential policies to safeguard the functionality of market mechanisms and macro financial stability. Accordingly, regarding the securities maintenance practice, the Bank has decided that; i) the securities maintenance ratio applied to liabilities subject to securities maintenance will be reduced from 4% to 1%, ii) the implementation regarding securities maintenance based on loan growth will be terminated. It was also stated that the Bank considers to terminate the securities maintenance practice in a short while. The securities maintenance obligations are later ceased by way of abolishment of the relevant communique with the ‘Communique on Abolishment of the Communique on Maintenance of Securities’ published in the Official Gazette dated May 9, 2024, numbered 32541.

On April 19, 2024, the CBRT signed a Memorandum of Understanding with Banco Central do Brasil and the National Bank of the Republic of Kazakhstan, laying the groundwork for enhanced cooperation in the field of central banking.

On April 25, 2024, May 23, 2024, June 27, 2024, July 23, 2024 and August 20, 2024 the Monetary Policy Committee decided to keep the policy rate (the one-week repo auction rate) constant at 50%. In the summary of the most recent Monetary Policy Committee Meeting published on August 27, 2024, it was stated that the decisiveness regarding tight monetary stance would bring down the underlying trend of monthly inflation through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations, and the tight monetary stance would be maintained until a significant and sustained decline in the underlying trend of monthly inflation is observed, and inflation expectations converge to the projected forecast range. In addition, the monetary policy stance will be tightened in case a significant and persistent deterioration in inflation is foreseen and the Committee will make its policy decisions so as to create the monetary and financial conditions necessary to ensure a decline in the underlying trend of inflation and to reach the five percent inflation target in the medium term.

On May 9, 2024, the Central Bank released the second Inflation Report of 2024. In this report, the Central Bank stated that inflation is projected to be 38% at the end of 2024, and fall to 14% at the end of 2025, and to 9% at the end of 2026.

On May 23, 2024, the CBRT published a press release regarding macroprudential framework and liquidity steps. In the press release, it was stated that the CBRT has taken the following measures in order to preserve macrofinancial stability, support the monetary transmission mechanism, and to sterilize excess liquidity:

•	Reserve requirement ratios for Turkish lira deposits and FX-protected deposits (KKM accounts) have been increased and required reserves shall be maintained as of May 24, 2024.

•	The following changes have been made regarding the remuneration and commission practices for reserve requirements:

i)	The target for transition from KKM accounts to Turkish lira accounts has been retained, and the total target* including renewal has been reduced to 75%.

ii)

As of the next calculation date, legal persons’ KKM accounts, as well as legal and real persons’ Deposit and Participation Scheme for Non-Resident Turkish Citizens (YUVAM) accounts will be excluded from the calculation of the total target,

ii)	The remuneration rate applied to reserve requirements maintained for KKM accounts when the total target is achieved has been decreased to 40% of the policy rate.

According to the Press Release published by the CBRT on July 20, 2024, some changes have been made in the reserve requirement practice based on loan growth with the aim of ensuring a level of loan growth consistent with the disinflation path and maintaining the share of Turkish lira loans. In this context; i) the monthly growth limit for FX loans has been lowered from 2% to 1.5%, ii) the monthly growth limits for Turkish lira loans have been kept unchanged at 2%. Moreover, the scope of the exemption for investment loans has been expanded and it has been decided to exempt investment loans extended in the scope of the funding provided by international development finance institutions from the growth limits for Turkish lira and foreign currency loans.

In the Press Release published on July 24, 2024, the CBRT stated that it was reviewing its international deposit transactions to reduce external liabilities as part of reserve management. Accordingly, the deposit transaction of USD 5 billion carried out with the Saudi Fund for Development in 2023 has been terminated by mutual agreement.

On August 8, 2024, the CBRT released the third Inflation Report of 2024. In this report, the CBRT stated that inflation is projected to be 38% at the end of 2024, and fall to 14% at the end of 2025.

On August 12, 2024, the CBRT and Bank of Korea renewed the Turkish lira-Korean won bilateral swap arrangement. The swap arrangement allows for the exchange of local currencies between the two central banks of up to TRY 56.0 billion or KRW 2.3 trillion, reflecting recent KRW/TRY exchange rates. The effective period is three years from August 12, 2024 and could be extended by mutual agreement between the two central banks. This arrangement is designed to promote bilateral trade through a swap-financed trade settlement facility and financial cooperation between the two countries.

On August 29, 2024, the CBRT published a press release regarding the macroprudential framework and liquidity steps. In the press release, it was stated that the CBRT has taken the following measures in order to support the monetary transmission mechanism and introduced the following changes to the reserve requirement practice:

•	The monthly growth target has been increased to 0.8 points for banks with real person TRY deposit shares between 45% and 50%.

•	The monthly growth target is abolished for banks with real person TRY deposit shares exceeding 60%, and a condition of keeping this share above 60% has been introduced.

•	Legal person KKM accounts will henceforth be included in the calculation of the total target for KKM accounts’ transition to TRY and renewals.

•	The upper limit for the remuneration of required reserves, which should be maintained for TRY deposits, based on the rate of transition to TRY has been increased to 84% of the policy rate.

•	The ratio for maintaining TRY required reserves in blocked accounts has been increased by 5 points.

On September 3, 2024, the Central Bank of the Republic of Türkiye signed a Memorandum of Understanding with the Saudi Central Bank, laying the groundwork for enhanced cooperation in the field of central banking. In the framework of the Memorandum of Understanding, the two central banks aspire to foster cooperation and carry out corporate technical activities in the field of central banking.

On September 19, 2024, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the Central Bank website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.02% and a relatively low non-performing loan ratio of 1.68% as of July 2024.

As of July 2024, the loan to deposit ratio and return on average assets of the banking sector were 85.63% and 1.32%, respectively.

As of May 10, 2024, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts and other liabilities were between 0% and 33.0% depending on maturity. As of that date, RRRs were 12.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 3 months). Furthermore, as of same date, the RRRs were 33.0% for FX-protected deposit accounts up to 6-month maturity (including 6-month), and 22% for FX-protected deposit accounts up to 1-year, with 1-year or longer maturity.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 30, 2024), the CBRT expanded the scope of Birleşik Ödeme Hizmetleri ve Elektronik Para A.Ş.’s operating license.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 30, 2024), the CBRT authorized Ziraat Finansal Teknolojiler Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated December 22, 2023 (published in the Official Gazette dated January 31, 2024), the CBRT authorized Yemekpay Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated February 6, 2024 (published in the Official Gazette dated February 13, 2024), the CBRT authorized Platform Ödeme Hizmetleri ve Elektronik Para A.Ş. to operate as an electronic money institution.

With its decision dated January 30, 2024 (published in the Official Gazette dated February 15, 2024), the CBRT authorized Garanti Ödeme ve Elektronik Para Hizmetleri A.Ş. to operate as an electronic money institution.

With its decision dated January 30, 2024 (published in the Official Gazette dated February 15, 2024), the CBRT canceled the operating license of Ria Turkey Ödeme Kuruluşu A.Ş.

On March 21, 2024, the Banking Regulatory and Supervision Agency (BRSA) decided the loan maturity and the ratio of the loan amount to the final invoice value of the vehicle (for only electric motor vehicles produced by taxpayers including in the scope of Provisional Article 12 of the Corporate Tax Law Numbered 5520) as follows:

Vehicle Value	Maturity	Loan Amount
Vehicle Value ≤ 1.6 million TL	48 Months	Value x %70
1.6 million TL < Vehicle Value ≤ 3 million TL	36 Months	Value x %50
3 million TL < Vehicle Value ≤ 4 million TL	24 Months	Value x %30
4 million TL < Vehicle Value ≤ 5 million TL	12 Months	Value x %20
5 million TL ≤ Vehicle Value	None	None

With its decision dated March 7, 2024 (published in the Official Gazette dated March 22, 2024), the BRSA authorized Sipay Elektronik Para ve Ödeme Hizmetleri A.Ş. to operate as an institution that makes agreements with member merchants.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Marin Yatırım Bankası A.Ş. to be established as a development and investment bank.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Aytemiz Yatırım Bankası A.Ş. to be established as a development and investment bank.

With its decision dated May 23, 2024 (published in the Official Gazette dated May 25, 2024), the BRSA allowed Adil Katılım Bankası A.Ş. to be established as a digital participation bank.

With its decision dated June 13, 2024 (published in the Official Gazette dated June 22, 2024), the BRSA granted an operating license to Real Varlık Yönetim A.Ş. as an asset management company.

With its decision dated June 7, 2024 (published in the Official Gazette dated June 26, 2024), the CBRT granted an operating license to Qnbpay Ödeme Hizmetleri A.Ş as a payment institution.

With its decision dated June 7, 2024 (published in the Official Gazette dated June 26, 2024), the CBRT authorized SBM Elektronik Para ve Ödeme Kuruluşu A.Ş. to operate as an electronic money institution.

With its decision dated July 4, 2024 (published in the Official Gazette dated July 10, 2024), the BRSA granted an operating license to Pratik Finansman A.Ş..

With its decision dated July 4, 2024 (published in the Official Gazette dated July 10, 2024), the BRSA cancelled the operating license of Tuna Faktoring A.Ş..

With its decision dated July 11, 2024 (published in the Official Gazette dated July 17, 2024), the BRSA cancelled the operating license of VFS Finansal Kiralama A.Ş..

With its decision dated August 15, 2024 (published in the Official Gazette dated August 23, 2024), the BRSA granted an operating license to Enpara Bank A.Ş..

With its decision dated August 15, 2024 (published in the Official Gazette dated September 12, 2024), the BRSA granted an operating license to Pratik İşlem Ödeme ve Elektronik Para A.Ş..

With its decision dated September 5, 2024 (published in the Official Gazette dated September 11, 2024), the BRSA granted an operating license to GSD Varlık Yönetim A.Ş..

PUBLIC FINANCE AND BUDGET

From January to August 2024, the Central Government consolidated budget expenditures were approximately TL 6,226.6 billion (compared to approximately TL 3,382.1 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 5,253. billion (compared to approximately TL 2,998.7 billion in 2023), the Central Government consolidated budget deficit was approximately TL 973.554 billion (compared to a deficit of approximately TL 383.384 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 209.545 billion (compared to a surplus of approximately TL 16.716 billion in 2023).

In August 2024, the Central Government consolidated budget expenditures were approximately TL 820.314 billion (compared to approximately TL 562.69 billion during the same month of 2023), the Central Government consolidated budget revenues were approximately TL 690.720 billion (compared to approximately TL 613.9 billion during the same month of 2023), the Central Government consolidated budget deficit was approximately TL 129.594 billion (compared to a surplus of approximately TL 51.270 billion during the same month of 2023), and the Central Government consolidated budget primary deficit was approximately TL 32.548 billion (compared to a surplus of approximately TL 138.419 billion during the same month of 2023).

A Central Government budget deficit to GDP ratio of 4.9% for 2024 and 3.1% for 2025, and 2.8% for 2026 are expected through the 2025-2027 Medium Term Program that was announced on September 5, 2024. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 2.5%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2022	2023	2024 (January- August Cumulative)	2024 (August)
Budget Expenditures	2,942,748	6,585,456	6,226,569	820,314
1-Excluding Interest	2,631,845	5,910,841	5,462,561	723,268
Compensation of Employees	615,296	1,324,530	1,761,532	229,727
Social Security Contributions	96,864	185,735	216,109	28,137
Purchase of Goods and Services	257,660	452,855	386,212	55,568
Current Transfers	1,126,363	2,373,641	2,407,752	301,924
Capital Expenditures	276,896	542,997	448,596	75,926
Capital Transfers	48,822	858,059	45,555	14,674
Lending	209,944	173,025	196,804	17,313
2-Interest	310,903	674,615	764,008
Budget Revenues	2,800,088	5,210,488	5,253,015	97,046
1-General Budget Revenues	2,738,809	5,097,145	5,111,628	690,720
Taxes	2,353,438	4,500,866	4,401,815	675,777
Property Income	104,705	133,092	92,205	576,709
Grants and Aids and Special Revenues	28,000	29,543	92,103	13,872
Interest, Shares and Fines	237,727	408,974	504,721	16,092
Capital Revenues	12,357	17,314	13,247	62,066
Collections from Loans	2,583	7,356	7,537	6,028
2-Special Budget Institutions	48,430	88,172	110,105	1,010
3-Regularity & Supervisory Institutions	12,849	25,171	31,282	12,057
Budget Balance	-142,660	-1,374,968	-973,554	2,887
Balance Excluding Interest	168,243	-700,353	-209,545	-129,594

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 8002, dated December 27, 2023, for newly-opened or renewed accounts, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds, which is 0% for maturities longer than one year, 3% for maturities longer than six months up to and including one year, and 5% for maturities up to and including six months, was extended until April 30, 2024 (inclusive). With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until April 30, 2024 (inclusive).

According to Presidential Decree No. 8434, dated April 30, 2024, the level of withholding tax on Turkish Lira-denominated bank deposits and participation funds was increased to 2.5% from 0% for deposits with a maturity of longer than one year, to 5% from 3% for maturities longer than six months up to and including one year, and to 7.5% from 5% for maturities up to and including six months. With the same Presidential Decree, the withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was increased to 2.5% from 0% for such newly-acquired debt instruments with a maturity of longer than one year, to 5% from 3% for such newly-acquired debt instruments with maturities longer than six months up to and including one year, and to 7.5% from 5% for such newly-acquired debt instruments with maturities up to and including six months. According to Presidential Decree No. 8775, dated July 31, 2024, these increased levels of reduced or special withholding tax rates will be applied until October 31, 2024 (inclusive), and a withholding tax of 7.5% for deposits with a maturity up to and including 6 months, and 5% for deposits with a maturity longer than six months up to and including one year was introduced on newly-opened or renewed FX-protected deposits.

On May 13, 2024, Minister of Treasury and Finance Mehmet Şimşek said that Türkiye is introducing a series of measures to “discipline public spending” with increasing effectiveness in a bid to tackle persistent inflation. He also said that the new measures, unlike previous practices, would increase efficiency in the public sector and provide savings, implement a strong monitoring, auditing, reporting, and sanction model, and cover the entire public. Furthermore, he noted that the focus would be on 8 priority areas in public spending such as vehicles, buildings, public employment, efficiency in administrative structuring, overseas temporary assignment expenses, energy and waste management, communication expenses, and other current expenses.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$180.8 million in 2023 and approximately U.S.$77.5 million as of September 13, 2024.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.56 billion as of September 13, 2024.

DEBT

In August 2024, the average maturity of the Republic’s domestic cash borrowing was 49.6 months, as compared to 61.6 months in August 2023. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 37.33% in August 2024, compared to 17.39% in August 2023.

The total gross outstanding external debt of the Republic was approximately U.S.$506,823 million (at then- current exchange rates) at the end of the first quarter of 2024.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q1	2023 Q2	2023 Q3	2023 Q4	2024 Q1
GROSS EXTERNAL DEBT	474,573	476,252	480,585	500,332	506,823
SHORT-TERM	161,111	165,325	168,577	176,012	178,319
Public Sector	33,341	31,083	31,857	34,473	37,680
Central Bank	39,321	46,234	45,714	46,360	45,918
Private Sector	88,449	88,008	91,006	95,179	94,721
LONG-TERM	313,462	310,927	312,008	324,320	328,504
Public Sector	162,936	163,206	161,905	167,185	169,270
Central Bank	0	0	0	0	0
Private Sector	150,525	147,721	150,103	157,135	158,784

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 28.5% in the first quarter of 2024. The Republic also maintains a large cash balance to cover its financing needs. As of September 12, 2024, the Republic’s cash account with the Central Bank stood at approximately TL 612 billion. As of year-end 2023, it was approximately TL 770.0 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2024, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2018	2019	2020	2021	2022	2023	2024
Nominal GDP (in billions of TL)	3,761	4,318	5,049	7,256	15,012	26,546	9,950	**
Real GDP Growth (%)	3.0	0.8	1.9	11.4	5.5	5.1	2.5	**
Unemployment (%)	11.0	13.7	13.1	12.0	10.4	9.4	8.8	***
Consumer Price Index (%)	20.30	11.84	14.60	36.08	64.27	64.77	51.97	****
Domestic Producer Price Index (%)	33.64	7.36	25.15	79.89	97.72	44.22	35.75	****
Current Account Balance (in millions of U.S.$)	-14,604	15,013	-31,085	-6,433	-45,799	-45,028	566	***
Central Government External Debt Stock (in millions of U.S.$)	91,245	96,443	102,317	109,732	113,715	119,607	123,556	***
Public Sector Borrowing Requirement/GDP (%)	2.5	3.2	3.9	2.5	2.4	5.6	4.9	*

*	2025-2027 Medium Term Program.
**	As of Q2 2024.
***	As of July 2024. Unemployment data for July 2024 is seasonally adjusted.
****	As of August 2024.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From August 20, 2024 to September 12, 2024, the Istanbul Stock Exchange National 100 Index decreased by 4.62%.

DESCRIPTION OF THE REPUBLIC OF TÜRKİYE

Türkiye has an executive presidential system of government. Since its founding in 1923, Türkiye has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Türkiye is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank of the Republic of Türkiye (the “Central Bank” and “CBRT”) and reform the tax system. Türkiye moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Türkiye has undergone an important restructuring process after a 2001 crisis by implementing fundamental fiscal, financial, economic and legal transformation. These reforms include increasing financial liberalization by improving the banking sector, decreasing the public share in the economy via privatization, increasing and improving the regulatory role of the government in the economy, liberalization of energy, communication, education, health and agricultural sectors, and promoting competition and transformation in these sectors. As a result, the Turkish economy achieved striking growth rates. Türkiye has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Turkstat, in 2023, agriculture, industrial sector and services sector accounted for 6.2%, 22.7% and 59.6% of GDP respectively. The average GDP growth rate during the 2019-2023 period was 4.8%. See “Economy—Services,” “Economy—Principal Industries” and “Economy—Agriculture” for details.

LOCATION, AREA AND TOPOGRAPHY

Türkiye, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Türkiye’s location has been a central feature of its history, culture and politics. Türkiye’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Türkiye’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Strait of İstanbul, the Sea of Marmara and the Strait of Çanakkale.

Türkiye has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

Türkiye is among the countries that are most affected by natural disasters on a global scale due to its tectonic, seismic, topographic, and climactic structure. Although disasters such as floods, avalanches, landslides, and fires are common in the country, earthquakes are typically the most devastating natural disasters in Türkiye. According to the 2018 Earthquake Hazard Map of Türkiye, a significant portion of Türkiye’s population and most of its economic resources are located in seismically hazardous areas. On average, Türkiye and its surrounding areas experience two 5 to 5.9 magnitude earthquakes per month and have experienced a large number of earthquakes in recent years, some quite significant in magnitude, which renders the proper management and coordination of disasters absolutely crucial. In the event of future earthquakes, effects from the direct impact of such events could result in a significant loss of lives and have a material adverse effect on Türkiye’s economy. In addition to natural disasters, man-made disasters are also an area of concern for AFAD. In 2024, the total number of earthquake monitoring stations across Türkiye reached 1,187, which includes GPS and borehole stations.

The 1999 Marmara earthquake marked the turning point in the area of disaster management and coordination and clearly demonstrated the need to reform disaster management, compelling Türkiye to establish a single government institution to coordinate and exercise legal authority in cases of disaster and emergencies.

The Turkish Parliament passed Law No. 5902 in 2009 to form the Disaster and Emergency Management Authority (“AFAD”) under the Turkish Prime Ministry and abolish various agencies which previously held jurisdiction over issues of disaster management. After Türkiye adopted a presidential system of governance on April 16, 2017 and the new executive presidential system entered into force with the June 24, 2018 elections, Presidential Decree No. 4, which was published in the Official Gazette on July 15, 2018, reformed AFAD (previously an agency under the office of the Prime Ministry) as an agency under the Ministry of Interior. Decree No. 4 defines the purpose and scope of the Presidency as follows: “to take the necessary measures for the effective provision of services concerning disaster and emergency recovery and civil defense at a country level, ensuring preparedness and risk reduction before events occur; to provide coordination among institutions and agencies in charge of response and recovery operations during and after such events; to conduct and coordinate humanitarian aid operations at home and abroad; and to formulate and implement policy recommendations related to these issues.”

AFAD works to prevent disasters and minimize disaster-related damages, plan and coordinate post-disaster responses, and promote cooperation among various government agencies. Notwithstanding its position as the sole authority on disasters and emergencies, AFAD cooperates with a range of government institutions and non-governmental organizations depending on the nature and severity of disasters.

The mission of AFAD for the period from 2019 to 2023 is “to engage in the efforts required for the effective management of processes relating to disasters and emergencies, to ensure coordination among the relevant institutions and agencies, and to formulate policies in this field”. AFAD aims to serve as an organization that focuses on risk management, with an awareness of the importance of sustainable development that takes care to ensure efficiency, effectiveness and reliability in the provision of services, that is influential on an international level and that effectively coordinates all agencies involved in disaster management. Considering the need to raise public awareness of disasters and emergencies, as well as the level of preparedness, in parallel with efforts to reduce risks in the strategic plan period, the Presidency’s vision was revised to “Building a disaster-resilient community”.

Under the National Earthquake Strategy Action Plan (UDSEP-2023) prepared by Earthquake Department, AFAD is responsible for updating and developing the Building Earthquake Code, taking into account the Eurocode, under the principle of “safe settlement and earthquake-resistant construction”. The updated “Turkish Building Earthquake Code” was published in the Official Gazette dated March 18, 2018 and numbered 30364 and entered into force as of January 1, 2019.

The National Earthquake Research Program (UDAP), which was published in the Official Gazette dated April 27, 2012 and numbered 28276, is intended to support scientific research in order to produce new information and solve technological problems, and to use the country’s resources effectively and efficiently by transforming these researches into projects that can be transferred to a multi-participatory structure and practice. Within the scope of UDAP, 67 projects were supported between 2012-2024.

AFAD’s strategic plan, developed with a participatory approach on a solid foundation that takes into account national and international conjuncture, was created around six components, which are “Coordination and Communication, Risk Mitigation, During and Post-disaster, Social Awareness, International Influence and Institutional Capacity”, as well as the goals that serve these themes. As the successor of the Hyogo Framework for Action, covering the period from 2015 to 2030, the Sendai Framework seeks to reduce losses resulting from disasters, prevent new risks, mitigate existing risks and enhance resilience to disasters. The Sendai Framework for Disaster Risk Reduction (SFDRR) defines the basic building blocks for disaster management until 2030 and is the main reference source for the national development plans and programs, as well as for AFAD’s Strategic Plan.

Türkiye’s first earthquake risk reduction strategy document, the National Earthquake Strategy and Action Plan 2012-2023 (UDSEP-2023) was prepared by AFAD in order to achieve the goal of mitigating earthquake-related risks at national level. UDSEP-2023 was published in the Official Gazette No. 28029 of August 18, 2011. The strategy document consists of 80 actions under 7 objectives and 29 strategies. The main objective of the plan is to prevent or reduce the physical, economic, social, environmental and political damages and losses that earthquakes may cause, and to create new earthquake-resistant, safe, prepared and sustainable living environments.

As of 2024, the duration for the implementation of UDSEP-2023 has ended and 66% of the strategy has been successfully completed. The activities of the remaining actions continue under the Disaster Risk Reduction Plan of Türkiye (TARAP). In order to enhance coordination and improve the management of risks and dangers posed by disasters in Türkiye, AFAD introduced a novel disaster management model known as the “Integrated Disaster Management System”, which is intended to prioritize Türkiye’s transition from crisis management to risk management.

The Integrated Disaster Management System consists of four axes:

1-Mitigation: This axis covers activities focused on reducing or eliminating the likelihood of loss or lessening its intensity through risk evaluation.

2-Preparedness: This axis covers preparation and training activities for disaster intervention procedures through coordination of people and institutions.

3-Response: This axis covers activities focused on determining and meeting all necessities that may arise as a result of disasters and emergencies as promptly as possible.

4-Recovery: This axis covers the activities that are focused on normalizing, and if possible, further improving all life systems that have been disrupted due to disaster or emergency, in the fastest and most targeted way.

Within the framework of the integrated disaster management system, there are various initiatives designed to correctly distribute tasks among all stakeholders and to encourage effective monitoring and evaluation of these tasks for management policies, strategies and practices regarding disasters and emergencies. The Türkiye Disaster Management Strategy (TAYS), a strategic plan that will serve as the framework document of Türkiye’s disaster management system, is being prepared. TAYS will include the responsibilities and task distribution of all stakeholders related to disaster management. The objectives of this plan are (i) to increase the effectiveness of all sectors in disaster management, (ii) to prioritize urgent needs and (iii) to increase social resilience against disasters. TAYS studies are expected to be completed by the end of 2024.

TARAP is a sustainability plan that defines the activities that need to be carried out before the outbreak of disasters to minimize disaster risks, together with responsible parties and their respective responsibilities within the process. With TARAP, the major aim is to reduce the risk by means of effective and efficient use of resources. Disaster-related losses will be prevented or mitigated, if possible, by creating resilient societies and safe living spaces. TARAP is a roadmap plan in this regard and will contribute to sustainable development. Strategic priorities in line with the Sendai Disaster Risk Reduction Framework (2015-2030) have been set forth in the document, which has been shaped with the contributions from academics, stakeholders, and experts within the institution. The internationally accepted strategic priorities in the Sendai Framework have also formed the strategic priorities of TARAP. For each strategic priority, the target, purpose, actions, the institution responsible for their realization as well as the relevant institutions and organizations that will support the responsible institution have been defined. Types of disasters for which a strategy is developed are as follows: “Earthquake, Mass Movements, Flood, Climate Change, Forest Fires, Infectious and Epidemic Diseases, Chemical-Biological-Radiological-Nuclear Threats (CBRN), Major Industrial Accident, Hazardous Material Transportation, Mining Accidents, Mass Migration and Other

Disasters”. There are 17 objectives, 66 targets and 227 risk reduction actions in TDRRP. TDRRP was published on July 8, 2022 and entered into force. The monitoring and evaluation process of the actions included in TARAP is ongoing.

Provincial Level Disaster Risk Reduction Plan (İRAP) is a plan that reveals the disaster nature of the province and the possible effects of disasters, and defines the responsible people, demonstrating the precautionary works to be done before possible disasters in the form of actions to minimize their effects. It is planned as a road map to be developed by the institutions/organizations in the provinces and all other relevant stakeholders. It is a plan that should be adopted by the entire province, not by any particular institution or organization. IRAP is not a document to be prepared and reported only once. İRAP is a plan that includes goals, objectives and actions to reduce risk in our cities. Responsible stakeholders are identified in the plan for each action to reduce disaster risks. İRAP addresses the need to manage underlying disaster risk drivers and to strengthen good governance in disaster risk management, with a focus on local governments including local authorities and managers or other sub-national levels. It provides an important boost to efforts aimed at meeting a key target in the Sendai Framework, Target (E), which seeks to increase the number of countries with national and local strategies for Disaster Risk Reduction (DRR) and is also directly related with other SFDRR targets.

The Türkiye Disaster Response Plan (“TAMP”) has been in effect since 2014 and the Türkiye Post-Disaster Recovery Plan (TASIP) is in the preparation phase.

After the Van Earthquake in October 2011, the need for a comprehensive action plan became clear as then-current legislation in Türkiye was no longer fulfilling present day’s needs. New studies and plans on disaster management emerged due to advances in technology and increased disaster awareness. Following a detailed inspection of various types of events; a plan was created to define the roles and responsibilities for all parties involved in disaster and emergency response situations to determine the basic principles of a response plan in all three phases: before, during and after disaster and emergency situations. AFAD named this plan TAMP.

TAMP is flexible, modularly-structured and adaptable to all types and scales of disasters and guides the planning and coordination of public institutions and non-governmental organizations in the event of a local- or national-level disaster to minimize the loss of life and property via efficient resource management. TAMP gives responsibilities to personnel of all parties involved (ministries, the public institutions and non-governmental organizations) in the wake of a local- or national-level disaster to work under different disaster groups. Personnel, equipment and resource analysis is carried out to analyze the current situation and identify the strengths and weaknesses in current disaster response procedures so as to increase the disaster and emergency management capacity in Türkiye. Currently, TAMP is in force and is applied in every disaster situation.

Since its foundation, AFAD has been adhering to the philosophy of switching from crisis management to risk management. As a result, the risk management and risk reduction efforts in the Republic have been given fresh impetus. In 2017, the Disaster Risk Reduction System (ARAS) Project was launched for the purpose of using different methods for landslide, rockfall and avalanche risk analysis so that more accurate maps can be produced and analysis can be performed, stored and shared on the same platform. As of year-end 2020, the ARAS system has been made available in the 81 provinces and continues to be actively used. Landslide, rockfall, avalanche susceptibility and hazard maps have been produced for all provinces and shared with the public institutions and organizations that act as stakeholders in disaster risk mitigation.

In line with its strategic goals, AFAD is conducting several capacity-building activities to improve disaster resilience in society. Some of these key activities include disaster risk reduction activities, situational awareness efforts, and humanitarian assistance.

Focusing seriously on disaster risk reduction activities, AFAD completed the pilot study that resulted in the first provincial-level disaster risk reduction plan of Türkiye in Kahramanmaraş. IRAP (the provincial level disaster risk reduction plan) has 3 goals, 21 targets and 225 actions. Most of the actions address the recommendations of the Sendai Framework priorities, and thus aim to reduce and prevent disaster risks. In the plan, relevant stakeholders have been designated to accomplish actions in a specific implementation period. In 2020, 6 more provincial plans were completed. At the end of 2020, a guide was prepared and published with a circular. In line with the guideline, 74 provinces prepared their plans by the end of 2021. IRAP addresses the need to manage underlying disaster risk drivers and strengthen good governance in disaster risk management with a focus on local governments, including authorities and managers at city or other sub-national levels.

With the aim of increasing disaster awareness in society, AFAD launched the “Disaster Prepared Türkiye Raising Awareness and Training Project” in 2013. The main objective of this project is to raise awareness among citizens about the disaster risks, with a special focus on earthquakes, in the area they live in, to take measures to reduce the damage that they and their families may experience in their homes and work places, and to prepare them for the moment of disaster and the aftermath. Between 2013 and 2020, more than 32 million citizens were reached under the project through face-to-face indoor trainings, practices at three mobile earthquake simulation trucks and three simulation centers at key cities in Türkiye.

Within the framework of the integrated disaster risk management approach and with the mission of creating a disaster-resilient society, between July 2019 and August 2020, AFAD has conducted a risk information and communication campaign titled “Year of Disaster Preparedness”. Under this campaign, awareness-raising activities were carried out on the provincial and national level with different themes of disaster management such as “Preparing Emergency Kit”, “Emergency Assembly Areas”, “Disaster Insurance”, “Safe Buildings”, “First Aid”, “Volunteering”, “Fire” and “Disaster Drills”.

2021 was declared as the “Disaster Training Year”, as a continuation of previous projects, with the purpose of increasing the public’s level of disaster awareness and initiating a change in disaster risk reduction and prevention habits. The overall target of this campaign is to reach 50 million people through various activities carried out in cooperation with ministries and public agencies, nongovernmental organizations (such as search and rescue and humanitarian NGOs, chambers, unions of different professions, sport federations etc.), the private sector and universities:

•

Since the beginning of 2021, over 15 million citizen received one hour of online or face to face “Disaster Awareness Training”, covering topics of prevention and preparedness for earthquake, flood, landslide, fire and avalanche at the individual and household levels. Other trainings such as “Fire Awareness”, and “Basics of Search and Rescue” are also conducted for citizens widely.

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In order to raise awareness levels of public authorities and improve local capacities relating to disaster and emergency management at the local and national level, Governors, local administrators, Mukhtars/Heads of Villages and Village Council Members attend disaster awareness and disaster management training programs.

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Public spot videos, animations, posters and booklets (in Turkish, English and Arabic) concerning different types of disaster risks were prepared and accessible through official web sites and social media accounts.

The following trainings were completed as of 2022.

I.	Disaster Awareness Training was given to 56,232,958 citizens and Disaster Awareness Instructor Training was provided to 18,169 personnel.

II.	240,410 people were given CBRN Awareness and Suspicious Mail Training.

III.	The number of views of educational videos about disasters on social media is 12,907,770.

IV.	Disaster Awareness Training was provided in numerous provinces throughout Türkiye through the use of the Republic’s Mobile Simulation Trucks.

V.	Training was given to 47,120 headmen and 142,308 village committee members.

VI.	Disaster Awareness Training was provided to 25,268 neighborhood security officers, 30,189 village security guards and volunteer village security guards, and 157,595 private security guards.

VII.	Training was provided to 356,956 association members from 9,365 associations.

VIII.	Disaster Awareness Trainings are given to the mosque community in mosques; 6,495,241 people have been reached through these trainings.

IX.

Tent Setting Training is given to Gendarmerie General Command, General Directorate of Police, Coast Guard Command, Ministry of National Education and Fire Brigade personnel and members of AFAD Volunteers and non-governmental organizations, and 86,761 people have been given this training.

X.	Disaster Training Tents have started to been placed in city squares as of June 2021, reaching 2,442,585 citizens.

XI.

161,000 Disaster and Emergency Bags, 12,785,000 Posters and Brochures, 650,000 Disaster Awareness Manuals for children, 15,000 Disaster Box Games, 350,000 coloring books and 73,000 puzzle games were distributed to our provinces.

XII.	Disaster Awareness Area in Konya Science Center was opened to visitors and a 3D animation film was prepared for the planetarium center; 217,809 people visited the center in 2021.

Aiming to get volunteers involved in disaster management, AFAD initiated the AFAD Volunteerism System Project in 2018. The scope of the project is to ensure that persons wishing to take a voluntary role in any phase of the disaster management cycle can participate in accordance with certain standards, identify the fields of volunteer activity, increase volunteer capacities through trainings and monitor volunteer performance within the system. The aim here is to construct a voluntary pool within the AFAD Volunteerism System, aimed at directing people in the pool to be able to work effectively in coordination with professional staff during every phase of disaster management cycle.

The Turkish nation has an enduring tradition of humanitarian aid emanating from its history and culture. In addition to disaster and emergency management activities within Türkiye, AFAD also carries out humanitarian aid operations abroad. Türkiye has always perceived providing international aid to countries during times of natural disasters, war, poverty and social clashes as a humanitarian duty and an important element in achieving a stable international community.

Between 2009 and 2023, Türkiye has carried out humanitarian aid operations in order to help people affected by disasters and emergencies such as earthquakes, floods, drought, famine, fire and internal conflicts within the framework of the humanitarian aid principles. AFAD’s contributions have increased over the years and humanitarian assistances of AFAD have been received above 76 countries across 5 continents. According to the Global Humanitarian Assistance Report, Türkiye provides the most humanitarian aid as a percentage of its gross national product.

In addition to implementing activities within the scope of humanitarian aid in different parts of the world under the coordination of AFAD, Türkiye carries out many projects in northern Syria.

Between 2018 and 2023, under the coordination of AFAD with NGO and INGO, Türkiye’s humanitarian aid activities have continued in Northwest Syria. Many projects are carried out to find permanent solutions to problems in the region, in particular the issue of housing. Briquette houses were built in cooperation with civil society. Attempts to provide permanent shelter have now been initiated. It is aimed to constitute not only areas for sheltering, but also places for economic pursuits that enhance livelihoods according to the potential of the region, as well as educational and social areas.

After the devastating earthquakes on February 6, 2023, State of Emergency Presidential Decrees regarding health, economy, settlement and construction were issued in the provinces under the state of emergency declared by Presidential Decree No. 6785 dated April 8, 2023. Issues regarding settlement and construction that are not temporary measures have been given a legal basis by Law No. 7542. dated April 10, 2023. In addition, many secondary regulations have been issued for the implementation of these Presidential Decrees and Law No. 7452.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”), the population of Türkiye was 85,372,377 on December 31, 2023. The annual population growth rate for Türkiye in 2023 was 0.11%, compared to an annual growth rate of 0.77% in 2022. Türkiye’s population is relatively young compared to other European countries, and the transformation of Türkiye’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. In 2023, the median age of the population in Türkiye was 34.00, with a median age of 33.2 for males and 34.7 for females. Persons of working age, the age group of 15-64, constituted 68.3% of the total population in 2023.

The largest city in Türkiye, with a population of about 15.6 million, is Istanbul, the country’s commercial center. Ankara, the capital city of Türkiye, with a population of about 5.8 million is the second largest city. Izmir, with a population of about 4.4 million, is third largest. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydın, Balıkesir, Bursa, Denizli, Diyarbakır, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Muğla, Sakarya, Samsun, Şanlıurfa, Tekirdağ and Van.

In 2023, total employment was 31.632 million, with approximately 14.8% employed in agriculture, 21.2% in industry and 63.9% in services (including construction). The unemployment rate was 9.4% in 2023. See “Economy—Employment and Wages” for further details.

Türkiye has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 77.5 years for the period of 2020-2022. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 10.0 per thousand live births for the year 2023. According to the Address-Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased from 91.8% in 2008 to 97.6% in 2023.

Türkiye is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Türkiye, including mostly Greek Orthodox, Armenian Christians and Jews. The official language of Türkiye is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

Overview

A popular nationalist movement began in Türkiye before the turn of the 20th century and gathered momentum in the aftermath of World War I. Türkiye was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Atatürk was elected as Türkiye’s first President. Atatürk instituted a series of sweeping social reforms that have played a central role in the development of modern Türkiye. The first Constitution of Republic of Türkiye was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Türkiye, and Islamic legal codes were replaced by Western ones. Atatürk’s reforms and Western orientation continue to be the dominant ideological element in Türkiye today.

Türkiye’s current Constitution (the “Constitution”), which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly.

On April 16, 2017, a new constitutional reform package was approved in a public referendum. The constitutional reform package included, among other things, the following changes: giving executive powers to the president and vice presidents while abolishing the post of prime minister, lowering the age of candidacy for parliament from 25 to 18, and increasing the number of parliamentarians from 550 to 600.

The package of constitutional amendments allowed the winner of the presidential election to assume control of the government and transform the parliamentary system into an executive presidential system. Among the executive presidential system related articles in the constitutional reform package, the article that gives the President the right to have a political party affiliation and the articles related to changes in the judicial system became effective immediately. The new executive presidential system became fully effective after the first parliamentary and presidential elections were held on June 24, 2018 under the amended constitution. The Constitution provides for the Assembly and a President. Both presidential and parliamentary elections will be held every five years on the same date. Pursuant to a 2007 amendment to the Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. Under the new presidential system, the President appoints the members of the Cabinet, and the Cabinet, chaired by the President, exercises the executive powers of the Government.

The members of the Assembly are elected for five-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties based on class, religion or ethnic identity. Pursuant to an amendment made to the Law No. 2839 with the Law No. 7393 published in the Official Gazette on April 6, 2022, parties whose nationwide vote in general elections is less than 7% will not be eligible for seats in the Assembly. In the case of an alliance of two or more political parties, the total number of these parties’ votes is taken into consideration to meet the 7% eligibility ratio. In this case, these parties’ votes are not taken into consideration individually. According to another amendment to the Law No. 2389, each party will win seats in the Parliament according to the votes they receive in a particular electoral district, whereas previously parliamentary seats were distributed according to the total votes mustered by members of an alliance. Pursuant to Article 67 of the Constitution, these amendments will not be implemented in elections until one year has passed from the date that they enter into force.

Significant Events

A coup d’état was attempted against the Government by a faction within the army that is linked to the terrorist group called Fethullah Terrorist Organization (“FETÖ”) on July 15, 2016. Bilateral discussions between Türkiye and United States regarding the extradition of Fethullah Gülen, the Pennsylvania-based leader of the FETÖ who is accused of masterminding the failed coup, are ongoing.

Elections & Executive Powers

According to the official results announced by the Supreme Election Council after the general and presidential elections held on June 24, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. Justice and Development Party (AKP) garnered 42.56% of the votes, Republican People’s Party (CHP) garnered 22.65%, Nationalist Movement Party (MHP) garnered 11.10%, People’s Democratic Party (HDP) garnered 11.70%, İYİ Party garnered 9.96%, and other participant political parties and independent candidates garnered 2.03% of votes.

The elections results marked Türkiye’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703 published on July 9, 2018, abolished some laws on the organizations and functions of some ministries and institutions. Under the decree, Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into one ministry and the new ministry was named the “Ministry of Treasury and Finance” and is the agency with the authority to raise funding in international capital markets on behalf of the Republic of Türkiye.

In the newly established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment, Urbanization and Climate Change, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade. On April 21, 2021, the Ministry of Labor, Social Services and Family was split in two; the Ministry of Labor and Social Security and the Ministry of Family and Social Services were established.

Some of the most important changes imposed by the executive presidential system are as follows:

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Article 77. Parliamentary terms are extended from four to five years. Parliamentary and presidential elections will be held on the same day every five years, with presidential elections going to a run-off if no candidate wins a simple majority in the first round.

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Article 87. The functions of the Parliament are to: prepare, change, and remove laws; accept international contracts; discuss, increase or decrease budget (on Budget Commission) figures and accept or reject the budget in the General Assembly; appoint seven members of the Council of Judges and Prosecutors (“HSK”); and, exercise other powers in the Constitution.

•

Article 104. The President becomes both the head of state and head of government, with the power to appoint and remove ministers and the Vice President. The President can issue decrees based on his executive powers. If legislation is enacted on the same topic about which the President issued an executive order, the decree will become invalid and parliamentary law becomes valid.

•	Article 106. The President can appoint one or more Vice Presidents. If the presidency falls vacant, then presidential elections must be held within forty-five days.

•	Article 116. The President and three-fifths of the Parliament can decide to renew elections. In this case, the enactor also dissolves itself until elections.

•	Article 125. The acts of the President are now subject to judicial review.

The articles related to changes to the judicial system are as follows:

•

Article 146. The President used to appoint one judge from the High Military Court of Appeals, and one from the High Military Administrative Court. As military courts are now abolished, the number of judges in the Constitutional Court is reduced to fifteen from seventeen. Consequently, presidential appointees are reduced to twelve from fourteen, while the Parliament continues to appoint three.

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The High Council of Judges and Prosecutors is renamed to “Council of Judges and Prosecutors”. The number of members is reduced to thirteen from twenty-two and departments are reduced to two from three. Four members are appointed by the President and seven will be appointed by the Parliament. Council of Judges and Prosecutors candidates will need to get two-thirds, or 400, votes to pass the first round and will need three-fifths, or 360 votes in the second round to become a member of HSK. The other two members, the Justice Minister and Ministry of Justice Undersecretary, remain the same.

On May 17, 2021, a new political party, the Homeland Party, was founded by former CHP deputy Muharrem İnce.

On August 26, 2021, a new political party, the “Victory Party”, was founded by former İYİ Party deputy Ümit Özdag.

On March 22, 2023, Mithat Sancar, co-leader of HDP, announced that the HDP’s candidates for parliament would run under the Green Left Party. On August 27, 2023, HDP announced that it would hand over active political work to the Green Left Party. On October 15, 2023, the Green Left Party changed its name to the Peoples’ Equality and Democracy Party.

In the most recent presidential and parliamentary elections held on May 14, 2023, Recep Tayyip Erdoğan received 49.52%, Kemal Kılıçdaroğlu received 44.88% and Sinan Oğan received 5.17% of the votes. As no candidate received more than 50% of the valid votes to win directly, a second round of elections, between Recep Tayyip Erdoğan and Kemal Kılıçdaroğlu was held on May 28, 2023. On May 28, 2023, Recep Tayyip Erdoğan was reelected as President by receiving 52.18% of the votes. Kemal Kılıçdaroğlu received 47.82% of the votes.

On November 5, 2023, Özgur Özel was elected chairman of Türkiye’s CHP, replacing Kemal Kılıçdaroğlu.

The following table sets forth the composition of the Grand National Assembly of Türkiye following the elections in May 2023 by total number of seats as of September 9, 2024:

Number of Seats
Justice and Development Party (AKP)	266
Republican People’s Party (CHP)	128
Peoples’ Equality and Democracy Party (DEM Party)	57
Nationalist Action Party (MHP)	50
İYİ Party	31
Felicity Party (SP)	20
Democracy and Progress Party (DEVA)	15
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Party (DP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Democratic Left Party (DSP)	1
Independent	7
Total	593

Source: The Grand National Assembly of Türkiye

The most recent local elections were held on March 31, 2024. According to the official results from the Election Board, while CHP, AKP, Peoples’ Equality and Democracy Party (DEM Party), MHP and New Welfare Party (YRP) won 35, 24, 10, 8 and 2 provincial municipalities respectively, İYİ Party and Great Unity Party (BBP) each won 1 provincial municipality. Furthermore, the main opposition party, CHP, won across the biggest Turkish cities such as İstanbul, İzmir, Bursa and the capital Ankara. In particular, the party’s candidates in Türkiye’s largest city İstanbul, and the capital Ankara, Ekrem İmamoğlu and Mansur Yavaş, were re-elected.

Political Judicial Proceedings

As of November 4, 2018, 9 deputies including the HDP’s co-chairs have been under arrest over alleged links to terrorist groups including the PKK. On June 4, 2020, a CHP deputy and two HDP deputies were sentenced for “being part of an armed terrorist group” and “leaking state secrets” a day after the parliament revoked their seats. Parliamentary status of these deputies has been removed due to the finalized sentences given by the courts. The final judgements of the judicial proceedings against the deputies were read out in the General Assembly of the Parliament. The CHP deputy was found guilty of disclosing secret state documents by the 2nd Penal Department of the Istanbul Regional Court of Justice. HDP’s lawmakers, on the other hand, were arrested for being members of the PKK terrorist group.

On February 11, 2021, the CHP deputy regained his deputyship after a court order for his retrial. On March 17, 2021, the parliamentary status of another HDP deputy was removed due to his sentencing on terrorism charges, but his deputyship was restored on July 16 2021. On March 17, 2021, the chief public prosecutor of the Supreme Court of Appeals filed an indictment seeking dissolution of the opposition party, HDP. On March 31, 2021, Türkiye’s Constitutional Court (the “Constitutional Court”) returned the indictment on the closure of HDP over procedural deficiencies. On June 7, 2021, the chief public prosecutor of the Supreme Court of Appeals refiled the indictment that sought the dissolution of HDP. On June 21, 2021, the Constitutional Court accepted the new indictment for the case. On November 5, 2021, HDP handed over its preliminary defense. On November 29, 2021, the chief public prosecutor of the Supreme Court of Appeal completed his opinion and demanded that the objections and requests raised by the HDP in its preliminary defense be rejected and the HDP be permanently closed. After the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional 4 months to prepare its defense. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defense. On April 19, 2022, HDP has provided its defense to the Constitutional Court over the ongoing case. On September 12, 2022, the Constitutional Court accepted new evidence presented to the Court by the General Prosecution Office of the Supreme Court of Appeal. On September 20, 2022, the Constitutional Court decided to grant HDP an additional 30 days for its defense in response to HDP’s demand for additional time to prepare its defense. On November 25, 2022, HDP provided its additional defense to the Constitutional Court. On January 5, 2023, the Constitutional Court ruled to freeze state financing to HDP as a temporary measure on the grounds that money from HDP was transferred to a terrorist organization, upon an indictment by the chief public prosecutor of the Supreme Court of Appeal. On January 26, 2023, the Constitutional Court declined HDP’s request to delay judicial proceedings on the case until after presidential and parliamentary elections of 2023. On March 9, 2023, the Constitutional Court ruled to unfreeze state financing to HDP. On the same day, the Constitutional Court postponed the hearing of HDP’s verbal defense to April 11, 2023, due to the recent earthquakes. On March 22, 2023, the Constitutional Court declined HDP’s request to delay its verbal defense until after the presidential and parliamentary elections of 2023. Also on March 22, 2023, Mithat Sancar, co-leader of HDP, announced that HDP’s candidates for parliament would run under the Green Left Party.

Judicial Power

Judicial power in Türkiye is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Constitutional Court also examines and adjudicates on the merits of individual applications. The High Court of Appeals is the court of last resort for most civil and criminal matters.

On May 30, 2019, President Recep Tayyip Erdoğan announced the “Judicial Reform Strategy” document, which is the third strategy document prepared by the Ministry of Justice. In the new strategy document, strengthening the rule of law, protecting and promoting rights and freedoms more effectively, strengthening the independence of the judiciary and improving impartiality, increasing the transparency of the system, simplifying judicial processes, facilitating access to justice, strengthening the right of defense and efficiently protecting the right to trial in a reasonable time were listed as main issues. Under the document, the first reform package on

October 17, 2019, the second reform package on April 14, 2020, the third reform package on July 22, 2020, the fourth reform package on July 8, 2021, the fifth reform package on November 24, 2021, the sixth reform package on June 23, 2022, and the seventh reform package on March 28, 2023 were accepted by the Parliament. Some of the important changes in the packages are set out below:

•	With an addition to the Anti-Terror Law, statements of thought that do not exceed the limits of reporting or are made for criticism will not constitute a crime.

•

During the investigation phase, the detention period cannot exceed 6 months for cases that do not fall under the jurisdiction of the high criminal court, and 1 year for cases that fall under the jurisdiction of the high criminal court.

•

The judicial control period cannot exceed 2 years for cases that do not fall under the jurisdiction of the high criminal court, and 3 years for cases that fall under the jurisdiction of the high criminal court.

•

After the acceptance of an indictment, the criminal court of first instance may decide to apply the simple trial procedure for crimes that require a judicial fine or a maximum imprisonment of 2 years or less.

•	The scope of the exceptional provisions previously accepted to be implemented at the appeal stage was expanded.

•	The decisions of criminal courts of peace regarding detention and judicial control would be appealed to criminal courts of first instance.

•

The crimes of intentional killing, intentional injury, torture, and deprivation of liberty committed against a divorced spouse were added to the definition of qualified crimes, as in crimes committed against a spouse.

•

The scope of the decisions of the criminal offices of the regional court of cassation that can be appealed has been expanded. The decision will be made without a hearing, and an appeal may be filed against this decision. The acceptance of a request for postponement or suspension may be subject to assurance or other condition.

•

With the amendment made to the Law on the Regulation of Broadcasts on the Internet and the Fight Against Crimes Committed Through These Publications, the decision to block access for some crimes will be made by blocking access to content.

•

The scope of situations where judges may decide to conduct legal proceedings confidentially under the Civil Procedure Law were expanded. In this respect, if the relevant parties’ superior interests require confidentiality, trials could be held closed to the public.

•

The response time of administrative requests was reduced from 60 days to 30 days, and the waiting period from the date of application, if the response provided by the authorities within the thirty-day period was not a final determination, was reduced from 6 months to 4 months. The response time for mandatory applications made to the administration before bringing an action was also reduced from 60 days to 30 days.

•

Mediation as a pre-condition for filing a lawsuit was added to the Law on Consumer Protection for some consumer disputes. In this respect, an application to a mediator was made mandatory before the lawsuit was filed.

•	The scope of substances that are prohibited to produce and trade was expanded and the penalties were increased.

FOREIGN POLICY

“Peace at Home, Peace in the World” has been the guiding principle of the Republic of Türkiye’s foreign policy since its founding in 1923. As a democratic, secular, and economically thriving country located at the center of a strategic and dynamic region, Türkiye actively pursues a responsible, constructive, and multidimensional foreign policy. Facing many opportunities and challenges in her neighborhood, Türkiye seeks to help generate stability, security, and prosperity in its region and beyond.

In pursuit of creating and sustaining peace and prosperity in its region, Türkiye aims to further develop its relations with neighboring countries through initiatives aimed at strengthening political dialogue, economic interdependence, and social-cultural interaction. One key element of this policy is the principle of regional ownership, fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Drawing strength from its increased economic and political capabilities, Türkiye has been more actively involved in a wider geography and a wider set of global issues. Türkiye has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia, Latin America, and the Caribbean. With 261 diplomatic missions, Türkiye has the third largest diplomatic network in the world and plans to further increase this number.

Türkiye effectively harnesses economic and commercial instruments in its relations within its region and beyond. These instruments include, among others: Free Trade Agreements (FTAs), preferential regimes, incentives and integration of customs. Due to its economic and commercial cooperation with various geographies, Türkiye is a signatory to 27 Free Trade Agreements (FTA), 23 of which are in force, and 4 of which are in the process of being ratified. Türkiye’s FTA negotiations are ongoing with 3 countries and organizations, namely Japan, Indonesia and Gulf Cooperation Council. Through these efforts, Türkiye’s exports reached a record high of U.S.$255.8 billion in 2023, while the cumulative amount of foreign direct investment (FDI) in 2004-2023 was U.S.$261 billion.

Ranked among the top 20 economies in the world in 2021, Türkiye actively contributes to global governance efforts at the Group of Twenty (“G-20”) and other multilateral fora. Türkiye has also been taking on greater responsibility in global humanitarian and development initiatives. According to the Global Humanitarian Assistance Report 2023, Türkiye’s international humanitarian assistance amounted to U.S.$7.2 billion in 2022. This report also noted that in 2022, Türkiye ranked as the second largest donor country, after the U.S. Türkiye has remained, for seven consecutive years, the world’s “most generous” humanitarian donor in terms of the proportion of gross national income (GNI) spent on international humanitarian assistance (0.65% as of December 31, 2022). Simultaneously, Türkiye continues to be the one of the world’s leading refugee hosting country according to UN figures.

Türkiye’s official development assistance (“ODA”) was U.S.$8.65 billion in 2019, U.S.$8.1 billion in 2020, U.S.$7.7 billion in 2021 and U.S.$7.1 billion in 2022. These figures also correspond respectively to 1.1%, 1.14%, 0.96% and 0.79% of Türkiye’s GNI, significantly exceeding the UN’s ODA/GNI target of 0.7% for four consecutive years. According to the preliminary data for 2023, Türkiye’s ODA amounts to U.S.$6.7 billion, representing 0.6% of GNI. Türkiye remains committed to 0.7% target by 2030. The Least Developed Countries (“LDCs”) are a priority in Türkiye’s development cooperation. Particularly since the İstanbul Declaration and Plan of Action (2011), the share of Türkiye’s ODA to the LDCs has become significant amounting to U.S.$139 million in 2019, U.S.$99.4 million in 2020, U.S.$116.3 million in 2021, U.S.$63.7 million in 2022 and U.S.$54.7 million in 2023 (a preliminary data). Türkiye hosts the UN Technology Bank for LDCs, which was inaugurated on June 4, 2018, marking the achievement of the first of the Sustainable Development Goals (“SDG”) target 17.8.

Türkiye plays a prominent role in peace building and conflict prevention efforts, acting as a mediator or facilitator in various conflicts around the world and spearheading multilateral initiatives. In this regard, Türkiye plays a leading role in raising awareness and capacity-building for mediation, by simultaneously co-chairing three distinct mediation-focused initiatives within the UN, Organization for Security and Co-operation in Europe (“OSCE”), Organization of Islamic Cooperation (“OIC”), by organizing annual mediation conferences, and by convening the Mediation for Peace Certificate Training Program.

Türkiye is also spearheading new initiatives in the field of diplomacy. During the Ambassadors Conference in August 2019, the Digital Diplomacy Initiative was announced, which aims to capitalize on the potential of big data and artificial intelligence in the making of foreign policy, as well as improving digital literacy of Turkish diplomats and the efficiency of the Turkish diplomatic service.

Türkiye has also launched the “Asia Anew Initiative” in August 2019 in order to further improve its relations and cooperation with Asian countries on the basis of mutual benefits and common objectives. Under this Initiative, Türkiye will refocus on the continent through a long-term, consistent and systematic perspective.

Innovative platforms facilitating the exchange of ideas and fostering dialogue support the traditional framework of diplomacy as a multiplier of influence in the current era marked by transformations. Within this framework, the Antalya Diplomacy Forum (ADF), launched in 2019 and first held in 2021, has become a platform where complex and often intertwined matters high on the global agenda are addressed by high-level officials and experts from a wide geographic area. With over 4,700 visitors from 148 countries, including 19 Heads of State/Government, 64 Ministers and 57 high-level representatives of international organizations, as well as 315 official bilateral meetings among the visiting delegations, the third edition of ADF (ADF2024) stood out as a convenient channel for diplomatic engagement.

Türkiye has been an EU candidate country since 1999 and its accession negotiations began in 2005. The EU membership is Türkiye’s strategic priority and Türkiye remains committed to the accession goal. Türkiye-EU Customs Union has been in effect since 1996. The EU is currently Türkiye’s biggest trading partner. As a candidate country, Türkiye also receives Instrument for Pre-Accession funds from the EU.

Strong commitment to human rights, the rule of law and democracy are the guiding principles advocated by Turkish foreign policy. Türkiye gives its full support to the protection, promotion, and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Türkiye is party to the core human rights conventions of the UN and cooperates with the international and regional human rights mechanisms. Türkiye is also party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

Over the last decade, a series of comprehensive reforms have been successfully implemented in line with Türkiye’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. The country transitioned into a presidential system of government in July 2018. This transition aims to restructure the executive in order to make it more effective. General elections combining presidential and parliamentary elections were held on May 14, 2023, and the second round of the Presidential Elections were held on May 28, 2023 with a record-high turn-out rate (87.05%) in line with the standards of free democratic elections. A total of 489 international election observers followed the elections.

International Organizations

Türkiye is a founding member of the UN, the Council of Europe, Organization for Economic Cooperation and Development (“OECD”), the European Bank for Reconstruction and Development, the Asia Infrastructure Investment Bank (“AIIB”), the Organization for Security and Cooperation in Europe (“OSCE”), the Organization of the Black Sea Economic Cooperation (“BSEC”), the Organization of Islamic Cooperation (“OIC”), the Economic Cooperation Organization (“ECO”), Organization of Turkic States (“OTS”) and the Developing Eight (“D-8”) Organization for Economic Cooperation. Actively functioning since June 2022, the OECD Istanbul Center officially opened on March 28, 2023 with the participation of OECD Secretary General. Türkiye is among the 20 biggest contributors to the UN budget, with a contribution of U.S.$ 24.7 million in 2023 and has been a member of the UN Geneva Group since 2014. Türkiye is also a member of the North Atlantic Treaty Organization (“NATO”), the World Trade Organization (“WTO”), the World Customs Organization (“WCO”), the Islamic Development Bank (“IsDB”) and the Conference on Interaction and Confidence Building Measures in Asia (“CICA”).

Türkiye hosted the 13th Islamic Summit of the OIC from April 14-15, 2016, in Istanbul and held the Summit Chairmanship of the OIC until 2019. Türkiye also hosted the 8th Summit of the Organization of Turkic States on November 12, 2021 in İstanbul and handed over the Chairmanship to Uzbekistan.

G20 membership is an important component of Türkiye’s soft power. Türkiye assumed the G20 Presidency on December 1, 2014, announcing its priorities as “Inclusiveness, Implementation, and Investment”. Under the theme of “Collective Action for Inclusive and Robust Growth,” Türkiye pursued an ambitious agenda and an intense work plan, which through collective action, paved the way towards achieving the overarching aim of the G20: strong, sustainable, balanced, and inclusive growth. During its G20 Presidency, Türkiye organized 60 official meetings and initiated the Women 20 (W20). Türkiye’s G20 Presidency culminated in the 10th G20 Leaders’ Summit, hosted by the President of the Republic of Türkiye in Antalya, from November 15-16, 2015. Türkiye handed over the G20 Presidency to China on December 1, 2015. Throughout the G20 Presidencies, including the current G20 Presidency of Brazil, Türkiye actively participates in the high-level and working group meetings in both the Finance and Sherpa Tracks.

Türkiye is also a member of MIKTA, “a partnership for progress” established by the Foreign Ministers of five G20 countries (Mexico, Indonesia, South Korea, Türkiye and Australia) in September 2013. Since then, MIKTA has held twenty-five meetings of Foreign Ministers, ten Speakers of the Parliaments consultations, several meetings at the levels of senior officials and experts, and carried out exchange programs, workshops, and outreach activities. Türkiye assumed the MIKTA Chairmanship in March 2022 for the second time for one year. Türkiye’s Chairmanship priorities were global health, food security and effective migration management. During its Chairmanship, Türkiye built upon previous MIKTA activities and also introduced new initiatives to strengthen MIKTA’s role as a constructive player in major international fora and to expand its outreach.

Türkiye hosts the Secretariat of the Black Sea Economic Cooperation Organization (BSEC), the most comprehensive cooperation platform in the wider Black Sea region, in İstanbul. Türkiye held the BSEC Chairmanship-in-Office in the second half of 2023 and accomplished all its Chairmanship priorities.

Türkiye, as a founding and active member of the Developing Eight (D-8) Organization for Economic Cooperation, hosts the D-8 Secretariat in İstanbul. Türkiye assumed Chairmanship of the D-8 for the 2018-2020 term.

In 2019, Türkiye hosted the 24th Council of Foreign Ministers of ECO and assumed its Chairmanship. In 2021, Türkiye hosted the online 14th ECO Summit and handed over the Chairmanship to Turkmenistan.

Türkiye emphasizes the need for dialogue, openness, diversity, inclusive policies in international relations. In this regard, Türkiye has assumed leadership roles in endeavors to foster mutual respect and common values among different cultures and religions, including co-sponsoring (with Spain) the UN Alliance of Civilizations.

Türkiye is a member of the Asia Cooperation Dialogue (ACD) since 2013, a continent-wide forum, which aims to consolidate Asia’s strengths and competitiveness by maximizing its diversity and rich resources. Türkiye held ACD Chairmanship from September 2019 until November 2021. Türkiye actively participates in all meetings of the ACD and is represented at high-level meetings.

Türkiye is one of the founding members of the Conference on Interaction and Confidence Building Measures in Asia (CICA), which is a multi-national forum for enhancing cooperation towards promoting peace, security and stability in Asia. Since the Astana Summit in 2022, a structured, inclusive and transparent negotiation process for the gradual, incremental and consensus-based transformation of CICA into a full-fledged regional international organization has begun. Türkiye actively participates in and contributes to the works of CICA.

Türkiye is also a member of the UN World Tourism Organization (“UNWTO”). During the 64th Meeting of the Commission for Europe of the UNWTO held in Zagreb (May 27-30, 2019), Türkiye, has been elected to the Executive Council of UNWTO for the period 2020-2023.

Additionally, Türkiye has “observer” or “partner” status at various regional organizations. Türkiye also participates in the Union for the Mediterranean. Türkiye is a member of the World Bank, the International Monetary Fund, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency, and the Bank for International Settlements and is a participant in the International Convention on the Harmonized Commodity Description and Coding System.

Türkiye is one of the founding members of the International Maritime Organization (“IMO”) and has been a member of its Council since 1999. Türkiye has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries, and shipping. Türkiye is also a party to major IMO Conventions and Protocols. Türkiye, a founding member of the International Civil Aviation Organization (“ICAO”), was elected to the ICAO Council for the 2016-2019 period. İGA Istanbul Airport, Europe’s busiest and one of the world’s most important global transfer hubs handled 65.2 million passengers in 2022, with a total of 426.000 flights. Türkiye’s global flag-carrier, Turkish Airlines (“THY”), enjoys the largest air transport network in the world, flying to 337 cities in 129 countries as of December 31, 2022. Turkish Airlines ranked first in Europe in terms of daily flights among network carriers consecutively in 2020, 2021 and 2022. Likewise, Istanbul Airport (IGA) was the busiest airport in Europe consecutively in 2020, 2021 and 2022. Türkiye became an Associate Member of the European Organization for Nuclear Research (“CERN”), on May 6, 2015, following Türkiye’s ratification of the Associate Member Agreement signed in 2014. Türkiye’s Associate Membership strengthens the long-term partnership between CERN and the Turkish scientific community.

Non-Proliferation and Disarmament

Türkiye’s security policies prohibit the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Türkiye supports their effective implementation in good faith. With the goal of fulfilling the provisions of these instruments and arrangements, Türkiye has an enhanced system of export controls in line with the standards of the European Union.

Türkiye pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Türkiye also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Türkiye supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security, and stability in the region.

Terrorism

Fighting against terrorism on multiple fronts over decades, Türkiye has been effectively countering terrorism in all forms and manifestations through a multidimensional strategy.

Counter-terrorism measures which Türkiye has put in force have not disrupted its path of embracing a fully-functioning democracy. Türkiye’s simultaneous fight against multiple terrorist organizations is carried out in compliance with the principles of the rule of law and fundamental rights and freedoms.

PKK/PYD/YPG, DHKP/C, FETO, DAESH, Al-Qaida and their extensions pose a direct existential threat to Türkiye’s national security, its democratic constitutional order and the safety of its citizens. Türkiye’s combat against terrorist organizations such as the PKK and its affiliates, DHKP/C, DAESH and FETO are briefly presented hereinafter.

PKK, its Syrian affiliate “People’s Protection Units” (“YPG”) and its other affiliates: PKK is a proscribed terrorist organization by the EU, the UK, Germany, France, the US, Canada, Australia, New Zealand, and Japan, among others. The PKK operates in different countries under different names, as Tevgera Azadi in Iraq; PJAK in Iran; PYD/YPG in Syria, with its “women’s branch” in Syria referred to as YPJ. The so-called “Syrian Democratic Forces (SDF)” are also run by PYD/YPG. PKK/PYD/YPG/SDF’s violations including ethnic persecution, forced migration and child recruitment, which have been exposed by various UN mechanisms and independent institutions. PKK also exploits women and vulnerable groups wherever it operates. Moreover, PKK off-shoots in Iraq, Iran and Syria continue their terrorist attacks causing many casualties of civilians and members of security forces. At the third meeting of the High-Level Security Mechanism with Iraq, held in Baghdad on March 14, 2024, the Iraqi side announced the decision of the Iraqi National Security Council to recognize the PKK as a “prohibited organization” in Iraq.

In addition to its armed activities in Türkiye, Iraq, Syria and Iran, the main strategy of the PKK terrorist organization abroad is to create quasi-legal front entities in order to freely pursue its terrorist propaganda, financing and recruitment activities. Europol stated in its EU Terrorism Situation and Trend Report (TE-SAT) 2023 that the PKK terrorist organization is very active in the EU, mostly using Member States as a base for administrative, recruitment and financing purposes and collects large amounts of money within the EU through their annual international fundraising campaign.

PKK’s financing entity, which illegally and illegitimately labels itself as the “Kurdish Red Crescent (HSK)”1, continues to operate in several countries. Article 15.2 of the Charter of KCDK-E (European Democratic Kurdish Council) stipulates that the assets of the KCDK-E will be transferred to HSK in case of its dissolution. This article proves the organic link between PKK (KCDK-E) and HSK. The assets of HSK and its branches were frozen in Türkiye. Türkiye conveys asset-freeze and law-enforcement measure requests to the countries where this terrorist financing entity operates.

TE-SAT and the German Protection of the Constitution Authority’s reports between 2019-2024 point to the surge in the so-called “donation campaign” of the PKK terrorist organization to finance its terrorist activities through such front entities.

The Revolutionary People’s Liberation Party/Front (DHKP/C): DHKP/C is a terrorist organization designated as such by the US and EU among others. It aims to establish a Marxist-Leninist state by disrupting the current constitutional order in Türkiye through an armed struggle. DHKP/C targets top government officials, politicians, members of the judiciary and security forces in addition to civilians in Türkiye.

DHKP/C perpetrated terrorist attacks against, among others, the US diplomatic missions in Türkiye in 2013 and 2015 as part of its anti-NATO ideology.

Islamic State of Iraq and the Levant (“DAESH”): Terror attacks by DAESH in Türkiye have taken the lives of 312 citizens. Türkiye has long been at the forefront of efforts to counter DAESH, significantly reducing DAESH’s threat, and narrowing down its terrorist activities.

Türkiye continues to be a key stakeholder in the fight against DAESH and foreign terrorist fighters (“FTFs”). From 2011 to the end of 2023, more than 117,202 people were included in a no-entry list, and more than 10,021 foreign nationals suspected of FTF related activity were deported.

Türkiye is a member of the Global Coalition Against DAESH and is also co-chairing the FTF Working Group (“WG”) within the Global Coalition to Defeat DAESH, along with Kuwait and the Netherlands. Türkiye hosted the Working Group meeting in Istanbul on October 26-27, 2023.

In FTF Working Group meetings, Türkiye stresses its determination and dedication to cooperate with the international community to bring a solution to the FTF issue following the defeat of DAESH in the battlefield.

Türkiye has played an essential role in the elimination of major DAESH members both within its borders and internationally, including the cooperation it provided in neutralization of the former ringleader of DAESH, Abu Bakr Al Baghdadi. Türkiye has eliminated more than 4,500 DAESH terrorists in Syria and Iraq, including the so-called leader of DAESH, Abu Hussein Al-Qurayshi on April 30, 2023.

Türkiye also supports the repatriation efforts to vacate the camps and detention centers in north-east of Syria whereby DAESH inmates and their relatives are kept.

As a member of the Global Coalition Against DAESH since its inception, Türkiye contributed to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Türkiye is the only NATO ally within the Coalition which put its troops on the ground and entered into direct combat against DAESH.

[1]

1949 Geneva Convention and International Committee of the Red Cross (ICRC) regulate the establishment, recognition and registration of Red Cross and Red Crescent associations. Parties to the 1949 Geneva Convention undertake the responsibility to prevent the abuse and misuse of the symbols of Red Cross and Red Crescent. According to the relevant norms of the 1949 Geneva Convention and ICRC, such associations can only be established in an independent country. Therefore, HSK cannot claim such a jurisdiction nor can it be associated with any country as such. ICRC left the application of the HSK to become a ICRC member in 1997 unanswered on the same grounds. Against this backdrop, there is no legal basis for the HSK to operate in ICRC member countries.

Türkiye’s response to these terrorist threats has been based on the notion of self-defense, as outlined in Article 51 of the UN Charter. Certain UN Security Council resolutions, such as Resolution 2610 (2021), also stress that UN Member States have the responsibility to counter terrorism.

Following the Operation Euphrates Shield in 2016 and Operation Olive Branch in 2018, the Turkish Armed Forces, together with the Syrian National Army, which operates under the command of the Defense Ministry of Syrian Interim Government, the executive branch of the legitimate Syrian opposition, launched Operation Peace Spring (“OPS”) on October 9, 2019, against PKK/PYD/YPG and DAESH terrorists in north of Syria. The goals of OPS were to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. Thanks to the successful conclusion of the operation, Türkiye cleared an area over 4,300 square kilometers between Tel Abyad and Ras al-Ayn of DAESH and PKK/YPG threat.

Fetullahist Terrorist Organization

(“FETO”): The fight both within Türkiye and abroad against FETO, which staged the coup attempt of 2016, constitutes one of the main priorities of the Turkish government. Türkiye successfully conducts its fight at home against this organization, in compliance with the principles of the rule of law and fundamental rights and freedoms. It also continues to inform its allies and partners about the terrorist as well as organized crime activities of FETO and expects and requests them to take necessary steps against FETO affiliated individuals and entities.

Countering Terrorist Financing

Türkiye conducts its counter-terrorist financing activities based on the Code on the Prevention of Terrorist Financing numbered 6415. In accordance with this code, designations provided by the relevant committees of the UN Security Council are urgently transposed into Turkish national regulations. Furthermore, requests are made to third countries pursuant to UN Security Council Resolution 1373 (2001), and such requests from third countries are duly evaluated.

Türkiye also co-operates with the U.S. in countering terrorist financing. In 2023, 7 individuals and entities were jointly designated with the U.S., and their assets in Türkiye were frozen.

Turkish efforts to implement the Action Plan delivered by the Financial Action Task Force continued in 2023, and Türkiye’s success is evident from the fact that the FATF decided to remove Türkiye from the Grey List in June 2024.

Countering Illicit Narcotics and Organized Crime

In March 2023, Regional Office of South-Eastern Europe of the UN Office on Drugs and Crime started its operations in Istanbul, with the aim of building capacity and providing expertise to countries in South-Eastern Europe.

Turkish efforts to counter illicit narcotics continue. As an example, in 2023, operations were conducted in multiple cities against the criminal enterprise of one of the most wanted suspects of Europol, Joseph Johannes Leijdekkers, and 34 suspects were apprehended. In another operation, 44 suspects believed to be affiliated with Hakan AYIK, the leader of the Comanchero Biker Gang and the subject of an INTERPOL Red Notice, were apprehended in Türkiye.

Annually, the amount of illicit drugs Türkiye seizes is almost 3 times that of the European Union. For example, in 2022, while 13,376 kilograms of heroin were seized in Türkiye, a total of 5,125 kilograms of heroin were seized in the EU, and 15,000 kilograms of cocaine were seized in Türkiye, while 18,500 kilograms of cocaine were captured across the entire EU.

As a member of the Global Coalition to Address Synthetic Drug Threats, Türkiye is also vigilant on new psychotropic substances. In 2021, 3.5 tonnes of amphetamine, 5.5 tonnes of methamphetamine, and 13,800 Captagon pills were seized by Turkish authorities.

Human Rights

Türkiye’s will to protect and promote human rights and to advance democracy to a higher level remains firm even in the face of severe and multiple security challenges emanating from various terrorist organizations.

The three fundamental pillars of Türkiye’s reform strategy for setting the necessary basis to ensure full respect for the fundamental rights and freedoms are: (1) adherence to fundamental international human rights conventions, (2) making legislative amendments as necessary, and (3) taking relevant measures for the full implementation of the reforms.

The Judicial Reform Strategy of 2019 and the Human Rights Action Plan of 2021 constitute important components of Türkiye’s human rights reform agenda. These documents were prepared with the participation of all relevant national stakeholders and in consultation with the Council of Europe and the European Union. For their implementation, detailed schedules were published and the Monitoring and Evaluation Boards were established.

The Judicial Reform Strategy consists of 9 aims, 63 objectives and 256 activities. Its main pillars are:

•	strengthening the rule of law,

•	protecting and promoting rights and freedoms more effectively,

•	strengthening the independence of the judiciary and improving impartiality,

•	increasing the transparency of the system,

•	simplifying judicial processes,

•	facilitating access to justice,

•	strengthening the right of defense in criminal proceedings,

•	protecting the right to be tried within reasonable time more effectively.

The Human Rights Action Plan covering 2021-2023 was prepared and meticulously implemented under the vision of “Free individuals, stronger communities and a more democratic Türkiye”. The two year implementation period was successfully concluded in April 2023. It encompasses a wide range of improvements both in law and practice and sets out 9 aims, 50 goals and 393 activities.

The Plan’s aims include the following:

•	stronger system for the protection of human rights;

•	strengthening judicial independence and the right to a fair trial;

•	legal foreseeability and transparency;

•	protection and promotion of freedoms of expression, association & religion;

•	strengthening personal liberty and security;

•	safeguarding physical, moral integrity and private life of the individual;

•	a more effective protection of the right to property;

•	protecting vulnerable groups and strengthening social welfare; and

•	high-level administrative and social awareness on human rights.

The Judicial Reform Strategy and Action Plan on Human Rights are currently being updated under coordinated efforts. Significant portions of the Judicial Reform Strategy and the Human Rights Action Plan have already been implemented. The eight legislative packages that were enacted until March 2024 introduced amendments for strengthening freedom of expression, limiting length of detention, improving the functioning, effectiveness, independence, quality and impartiality of the judiciary, enhancing victims’ rights, and procedural rights, and preventing lengthy trials.

INTERNATIONAL RELATIONS

The European Union

Türkiye has been linked to the EU by an Association Agreement since 1964 and as contemplated in the Association Agreement, a Customs Union was established in 1995. Türkiye was officially given “candidate country” status in December 1999 and the accession negotiations began in October 2005.

The 35 chapters of the acquis form the basis of Türkiye’s EU accession process, and within the context of the EU’s Negotiation Framework and all decisions of the EU Council must be unanimous. In Türkiye’s EU accession negotiations, 16 chapters are open whereas only one chapter is temporarily closed.

Chapters opened to negotiations:

Chapter 25- Science and Research (provisionally closed) (Austria, December 6, 2006)

Chapter 20- Enterprise and Industrial Policy (Germany, March 29, 2007)

Chapter 18- Statistics (Germany, June 26, 2007)

Chapter 32- Financial Control (Germany, June 26, 2007)

Chapter 21- Trans-European Networks (Portugal, December 19, 2007)

Chapter 28- Consumer and Health Protection (Portugal, December 19, 2007)

Chapter 6- Company Law (Slovenia, June 17, 2008)

Chapter 7- Intellectual Property Law (Slovenia, June 17, 2008)

Chapter 4- Free Movement of Capital (France, December 19, 2008)

Chapter 10- Information Society and Media (France, December 19, 2008)

Chapter 16- Taxation (Czech Republic, June 30, 2009)

Chapter 27- Environment (Sweden, December 21, 2009)

Chapter 12- Food Safety, Veterinary and Phytosanitary Policy (Spain, June 30, 2010)

Chapter 22- Regional Policy and Coordination of Structural Instruments (Lithuania, May 11, 2013)

Chapter 17- Economic and Monetary Policy (Luxembourg, December 14, 2015)

Chapter 33- Financial and Budgetary Provisions (Netherlands, June 30, 2016)

According to the EU General Affairs and External Relations Council Decision of December 11, 2006, fulfilment of Türkiye’s commitments under the Additional Protocol is the opening benchmark for 8 chapters and the closing benchmark for all chapters.

Chapters suspended by the General Affairs and External Relations Council Decision of December 11, 2006:

Chapter 1 - Free Movement of Goods

Chapter 3 - Right of Establishment and Freedom to Provide Services

Chapter 9 - Financial Services

Chapter 11 - Agriculture and Rural Development

Chapter 13 - Fisheries

Chapter 14 - Transport Policy

Chapter 29 - Customs Union

Chapter 30 - External Relations

Moreover, during the EU General Affairs Council meeting of December 8, 2009, Southern Cyprus declared that the unilateral “normalization” of relations was set as a precondition for progress in 6 chapters.

Chapters unilaterally blocked by Southern Cyprus:

Chapter 2 - Free Movement of Workers

Chapter 15 - Energy

Chapter 23 - Judiciary and Fundamental Rights

Chapter 24 - Justice, Freedom and Security

Chapter 26 - Education and Culture

Chapter 31 - Foreign, Security and Defense Policy

At the Türkiye-EU Summit of November 29, 2015, Türkiye and the EU agreed to complete the preparatory work for the opening of Chapter 15 - Energy, Chapter 23 - Judiciary and Fundamental Rights, Chapter 24 - Justice, Freedom and Security, Chapter 26 - Education and Culture and Chapter 31 - Foreign, Security and Defense Policy and to start the preparations regarding the remaining Chapters. Türkiye’s contribution regarding these chapters was sent to the Commission. However, the EU has not finalized its preparations for the opening of these five chapters.

Türkiye’s accession process has been negatively impacted by the 15th of July 2016-coup attempt and in the Term Presidency Conclusions of December 13, 2016 (which decision could not be adopted due to lack of unanimity) it was stated that “under the currently prevailing circumstances, no new chapters are considered for opening.”

Additionally, the General Affairs Council Conclusions of June 26, 2018 stated that “Türkiye has been moving further away from the EU. Türkiye’s accession negotiations have therefore effectively come to a standstill and no further chapters can be considered for opening or closing”.

General Affairs Council Conclusions released on December 14, 2021 and December 13, 2022 stated that “the Council notes with regret that Türkiye continues to move further away from the European Union, and recalls its previous conclusion which noted that Türkiye’s accession negotiations therefore effectively have come to a standstill and no further chapters can be considered for opening or closing.”

Important Developments since 2019

The most important aspect of the long-standing Türkiye-EU relations is that they have been directly affected by changes in the international system and in the value attributed to the European integration, and have always taken a course of ups and downs since the beginning. The period between 2019 and 2023 is no exception in this regard. The COVID-19 pandemic and the war in Ukraine have set the main course of Türkiye – EU relations during these years.

The Türkiye-EU Association Council meeting was held after an interval of almost four years on March 15, 2019. By way of taking stock of the accession strategy, the Association Council discussed Türkiye-EU bilateral relations under the Association Agreement and the Customs Union. On June 3, 2019, President Erdoğan received Dimitris Avramopoulos, the then EU Commissioner for Migration, Home Affairs and Citizenship, in Istanbul. A Türkiye-EU political dialogue meeting was held on September 13, 2019, at the level of political directors.

At the EU Foreign Affairs Council of July 15, 2019, regarding the measures on activities in the Eastern Mediterranean, the Council decided not to hold the Association Council and further meetings of the EU-Türkiye high-level dialogues until the Council decides otherwise. Thus, cooperation and consultation mechanisms have been suspended. However, after the new European Commission and the political leadership came into office in December 2019, the high-level contacts between the presidents of the EU institutions and Turkish government were accelerated.

A phone call from the President of the European Commission, Ursula von der Leyen, to President Erdoğan, on her first day of tenure, was an important step in this regard. Furthermore, Vice-President of the European Commission, Margaritis Schinas, and Commissioner for Home Affairs, Ylva Johansson, visited Ankara on December 6, 2019.

President Erdoğan and the Presidents of the European Council and the European Commission met in Brussels on March 9, 2020. At the meeting, the leaders discussed bilateral relations, the implementation of the EU-Türkiye 18th March Statement of Cooperation regarding refugees, and issues regarding security and stability of the region, including the crisis in Syria. In the 18th March Statement, leaders decided to task High Representative Josep Borrell and the then Foreign Minister Mevlüt Çavuşoğlu with working on clarifying the implementation of the deal between Türkiye and the EU. In this context, Çavuşoğlu established a regular dialogue with HR Borrell. However, it did not yield concrete results.

President of the European Council Charles Michel visited Türkiye on January 11, 2020 and March 4, 2020 and met with President Erdoğan. President of the European Council Michel and President of the European Commission Ursula von der Leyen visited Türkiye on April 6, 2021 upon the invitation of President Erdoğan. President Erdoğan held bilateral meetings with Presidents Michel and von der Leyen on the margins of the G20 Summit held in Rome on October 30-31, 2021. The then Foreign Minister Mevlüt Çavuşoğlu visited Brussels between January 20-22, 2021 and held talks with high-level officials of the European Council and the European Commission as well as the members of the European Parliament. Çavuşoğlu met with the EU High Representative for Foreign Affairs and Security Policy of the European Union and Vice-President of the European Commission Josep Borrell on the margins of the South European Countries Cooperation Process Summit on June 18, 2021 in Antalya and 76th General Assembly of the United Nations on September 23, 2021, 29th OSCE Ministerial Council on December 1-2, 2022 in Lodz.

EU Commissioner for Home Affairs Ylva Johansson, visited Türkiye on May 7, 2021, and was received by the then Vice President Fuat Oktay of Türkiye, the then Foreign Minister Çavuşoğlu and the then Interior Minister Süleyman Soylu. European Commissioner for Neighbourhood and Enlargement Oliver Varhelyi also visited Türkiye from September 6-7, 2021 and met with Foreign Minister Çavuşoğlu, Interior Minister Süleyman Soylu and Trade Minister Mehmet Muş. Vice President of the European Commission Margaritis Schinas visited Türkiye from November 18-20, 2021 and met with Vice President Fuat Oktay, the then Foreign Minister Çavuşoğlu and Interior Minister Süleyman Soylu and had a phone conversation with Vice President Fuat Oktay. European Commissioner for Crisis Management Janez Lenarčič visited Türkiye twice, between July 7-9, 2021 and between December 1-3, 2021.

In August 2021 Türkiye joined the EU Digital COVID Certificate System, which ensures travel to and within the EU. While high-level contacts were continuing since the second half of 2020, Türkiye-EU relations were mainly influenced by the developments in Eastern Mediterranean. Several decisions were taken in the European Council meetings (October 1-2, 2020, December 10-11, 2020, March 25, 2021, June 24, 2021). Particularly, the EU proposed a positive agenda on a conditional basis including the modernization of the Customs Union and trade facilitation, people-to-people contacts, high-level dialogues, and continued cooperation on migration issues, in line with the March 18, 2016 EU-Türkiye Statement regarding issues of irregular migration (the “March 18 Statement”). However, the EU has largely failed to take concrete steps to put positive agenda into action.

In 2022, Türkiye played a vital role in mediating grain issues and prisoner exchange during the Russian-Ukraine war. Close dialogue continued at a high level between the EU and Türkiye throughout this period. A trilateral meeting was held among President Erdoğan, Prime Minister of the Czech Republic Petr Fiala, and President of the European Commission von der Leyen, on the Russia-Ukraine war and Türkiye-EU relations on the margins of the first meeting of the European Political Community on October 6, 2022. President Erdoğan also met with President of the European Council Michel, to discuss developments related to the war in Ukraine on the margins of the NATO Summits in 2022 and 2023. The then Foreign Minister Çavuşoğlu met with European Commissioner for Neighbourhood and Enlargement Várhelyi, EU Special Representative for the Belgrade-Pristina Dialogue and Other Western Balkan Regional Issues Miroslav Lajcak, HR Borrell, in the margins of the Second Antalya Diplomacy Forum on March 11-12, 2022 and in the margins of Sir Bani Yas Forum on November 4-6, 2022. Besides, the then Foreign Minister Çavuşoğlu met with Executive Vice-President of the European Commission for the European Green Deal Frans Timmermans, in the margins of the High-Level Climate Dialogue on April 21, 2022; with EU Special Representative for the Belgrade-Pristina Dialogue and Other Western Balkan Regional Issues Miroslav Lajcak, on May 10, 2022; with European Commissioner for Home Affairs Ylva Johansson, on migration, combating terrorism, visa liberalization dialogue, and positive agenda issues in the margins of the International Migration Review Forum in New York, on May 18, 2022; with Member of the European Parliament (Co-President of the Alliance of Liberals and Democrats for Europe (ALDE)) İlhan Küçük, on June 16, 2022.

Furthermore, throughout the period, numerous telephone conversations and VTC meetings were held at Presidential and Ministerial/Commissioner levels. Besides, 79th Türkiye-EU Joint Parliamentary Committee (JPC) meeting was held on March 17, 2022 in Brussels and Türkiye-EU Political Dialogue Meeting at the Level of Political Directors was held on May 31, 2022 in Ankara.

In 2023, after the severe earthquake in Türkiye on February 6, 2023, the solidarity shown by the EU and its Member States created a positive atmosphere in Türkiye-EU relations. In this respect, President Erdoğan had phone conversations with the President of the European Council, Charles Michel and the President of the European Commission, Ursula von der Leyen on February 12, 2023. The then Foreign Minister Mevlüt Çavuşoğlu had phone conversations with European Commissioner for Neighbourhood and Enlargement

Oliver Várhelyi on February 8, 2023 and with HR Borrell on February 14, 2023. European Commissioner for Neighbourhood and Enlargement Várhelyi and Minister for International Development Cooperation and Foreign Trade of the Kingdom of Sweden Johan Forssell, representing the EU Council Presidency, visited Türkiye and met with the then Foreign Minister Mevlüt Çavuşoğlu on February 22, 2023. Following his visit to Türkiye, as a follow up, Çavuşoğlu had a phone conversation with Commissioner Várhelyi on March 7, 2024. Member of the European Parliament and Co-President of the Alliance of Liberals and Democrats for Europe (ALDE) İlhan Küçük also visited Türkiye and met with the then Foreign Minister Çavuşoğlu on March 9, 2024.

The then Foreign Minister Çavuşoğlu visited Brussels on March 20, 2023, in order to participate in the International Donors’ Conference organized by the EU in support of the people affected by the earthquakes in Türkiye and Syria. President Erdoğan addressed the opening session of this Conference virtually. During his visit, the then Foreign Minister Çavuşoğlu met with the Vice President of European Investment Bank, Lilyana Pavlova, and EU Special Representative for the South Caucasus and the Crisis in Georgia, Toivo Klaar, on the margins of this Conference.

Following the elections in Türkiye on May 14 and 28, 2023, Erdoğan had phone conversations with the President of the European Council Charles Michel on June 7, 2023 and with the President of the European Commission, Ursula von der Leyen, on June 17, 2023 on the occasion of President Erdoğan’s re-election.

At the European Council on June 29-30, 2023, European leaders “invited the High Representative and the Commission to submit a report on the state of EU-Türkiye relations, building on the instruments and options identified by the European Council, with a view to proceeding in a strategic and forward-looking manner.”

Accordingly, a Joint Communication on the state of play of EU-Türkiye political, economic, and trade relations was adopted by the College of Commissioners on November 29, 2023. The report emphasizes several positive developments in Türkiye-EU relations, including the initiation of negotiations for the modernization of the Customs Union, the reinstatement of suspended high-level dialogue mechanisms, and the invitation of the Turkish foreign minister to the informal EU Foreign Ministers’ meetings (Gymnich). The report also discusses efforts to facilitate visa procedures for Turkish citizens and to enhance collaboration in migration management. These measures aim to improve cooperation and dialogue between the EU and Türkiye, addressing key issues that are vital for both parties in fostering a constructive relationship.

President Erdoğan met with President of the European Council Charles Michel, on July 10, 2023, and with President of the European Commission, Ursula von der Leyen, on July 12, 2023 on the margins of the NATO Summit in Vilnius. President Erdoğan also had a phone conversation with the President of the Government of Spain, Pedro Sanchez, as the rotating President of the Council of the EU on September 28, 2023.

After the elections in Türkiye, newly appointed Foreign Minister Hakan Fidan had phone conversations with HR Borrell and Commissioner Várhelyi on June 9, 2023. Minister Fidan met with HR Borrell on July 14, 2023, in Jakarta, on the margins of the 56th ASEAN Foreign Ministers’ Meeting.

Foreign Minister Hakan Fidan met with European Commissioner for Neighbourhood and Enlargement Oliver Várhelyi during his visit to Ankara on September 6, 2023. Vice President Cevdet Yılmaz also received Commissioner Várhelyi during his visit to Türkiye. After this visit, Minister Fidan had a phone conversation with Commissioner Várhelyi on September 14, 2023.

Foreign Minister Hakan Fidan met with European Commissioner for Home Affairs Ylva Johansson on September 20, 2023, and HR Borrell on September 21, 2023, on the margins of the 78th Session of UN General Assembly.

Foreign Minister Fidan met with EU Member States’ Ambassadors and the EU Delegation in Türkiye on October 30, 2023, in Ankara. Minister Fidan visited Berlin on November 2, 2023 to attend the Ministerial Conference on EU enlargement and reform, hosted by the Federal Foreign Office of the Federal Republic of Germany and had a bilateral meeting with Annalena Baerbock, Federal Minister for Foreign Affairs of Germany. Minister Fidan participated in the 8th Regional Forum of the Union for Mediterranean on November 26-27, 2023, in Barcelona. Minister Fidan had a phone conversation with Commissioner Várhelyi on December 18, 2023 and received Sergey Lagodinsky, Co-Chair of the Türkiye-EU Joint Parliamentary Committee, on December 19, 2023, in Ankara.

Special Envoy for the Implementation of EU Sanctions David O’Sullivan visited Türkiye on March 6-8 and July 11-13, 2023.

80th Türkiye-EU JPC meeting was held on December 19-20, 2023 in Ankara.

High Level Dialogue Platforms (HLD)

The General Affairs Council on Enlargement and Stabilisation and Association Process on December 16, 2014 welcomed the broad and coherent strategic engagement and comprehensive regular political dialogue with Türkiye within the established framework, including at Ministerial level. The Council also welcomed cooperation with Türkiye in key areas of joint interest and challenges such as migration, counter-terrorism, energy, economy and trade.

At the meeting of Türkiye—EU Heads of State or Government on November 29, 2015, agreement was reached to launch High Level Economic Dialogue Mechanism which would contribute to further enhancement of economic relations and to create a business platform to bring business circles together. The meeting participants also welcomed the establishment of a High Level Energy Dialogue and Strategic Energy Cooperation, which was launched in Ankara on March 16, 2015, and agreed to hold its second meeting in the first quarter of 2016.

Accordingly, high level political, economy, energy and transport dialogue meetings were held from 2016 to July 2019. The high-level “transport” dialogue meeting was held in Brussels on January 15, 2019. The third Türkiye-EU High Level Economic Dialogue (“HLED”) meeting was held in İstanbul on February 28, 2019. Türkiye-EU High Level Political Dialogue meeting was held on November 22, 2018, followed by political dialogue meetings at the level of political directors, on September 13, 2019 and May 31, 2022.

The Council of Foreign Affairs of the EU, held on July 15, 2019, agreed not to hold further meetings of the existing EU-Türkiye high-level dialogues which include the High-Level Dialogue on Energy, referring to Türkiye’s drilling activities in the Eastern Mediterranean.

However, at the March 25 and June 24, 2021 European Council meetings, the EU proposed a positive agenda for Türkiye and decided to launch high level dialogues on issues of mutual concern, such as public health, climate and counterterrorism as well as regional issues.

Consequently, the following Minister- Commissioner Level High Level Dialogue (HLD) meetings have been held thus far:

I.	On September 16, 2021- HLD on Climate;

II.	On October 12, 2021 and on October 22-23, 2023, HLD on Migration and Security;

III.	On November 30, 2021, HLD on Health;

IV.	On April 21, 2022, HLD on Climate;

V.	On May 11-12, 2022, HLD on Agriculture;

VI.	On November 15, 2022, HLD on Science, Research, Technology and Innovation;

VII.	On November 23, 2023, HLD on Migration and Security;

VIII.	On November 30, 2023, HLD on Agriculture;

IX.	On April 18, 2024, 2nd HLD on Health;

X.	On April 25, 2024, 2nd HLD on Science, Research, Technology and Innovation; and

XI.	On July 8, 2024, HLD on Trade.

Türkiye considers these HLDs important and believes that they have a high potential for developing Türkiye-EU cooperation. Türkiye however, is of the opinion that they cannot substitute the established structural mechanisms (Summits, Association Council meetings), and expects the structural mechanisms as well as the HLDs on political, economic, transport and energy matters to become operational again.

Political Reforms

Türkiye transitioned to the presidential system of government as of July 9, 2018. In this new system, the executive and the legislative bodies are separately elected, which thus envisages a strict separation of powers. There is no longer a dual authority in the executive power and judicial power is exercised by independent courts. Regarding checks and balances, the laws prevail over the presidential decrees in the hierarchy of norms. Furthermore, a presidential decree shall neither regulate fundamental rights; rights and duties of the individual; political rights; or matters explicitly regulated by law. Judicial remedy before the Constitutional Court has also become available for Presidential decrees. Judicial remedies are available against the acts and actions of the President, as compared to the previous system. Contrary to the parliamentary system, the President is now accountable.

In order to enhance the democratic participation, the election threshold has been reduced from 10% to 7% with the Law no. 7393 published on April 6, 2022.

The Reform Action Group (formerly named the Reform Monitoring Group) (“RAG”) is an inter-ministerial mechanism, which constitutes an important factor of momentum in the political reform process in Türkiye’s EU accession process. The Reform Monitoring Group organized thirty meetings since its establishment in 2003 and restructured as the RAG to reflect its active role in the cycle of the reform agenda, contributing to the preparation, adoption and implementation phases. In the new presidential system, the RAG convened on August 29, 2018 (fourth RAG meeting) and on December 11, 2018 (fifth RAG meeting) after a three-year interval, and agreed on accelerating the political reform process. The sixth meeting of the RAG was held under the chairmanship of the President on May 9, 2019, Europe Day, in Ankara. The conclusions of the RAG meetings delivered a clear message to continue the political reforms.

Türkiye continues its efforts to enhance the fundamental rights and freedoms of the citizens. Accordingly, Türkiye initiated preparations for the new Judicial Reform Strategy, Action Plan on Human Rights, and National Action Plan for EU Accession under coordinated efforts.

Among other items, Türkiye’s National Action Plan for the EU Accession (2021-2023), including concrete measures on independence of the judiciary, human rights institutions, protection of fundamental rights, in particular freedom of expression and assembly, women’s rights, children’s rights, rights of the disabled, victims’ rights and on enhancing transparency as well as migration and border management, is being revised and will be published soon.

Regarding civilian oversight, there has been significant progress. The Gendarmerie General and Coast Guard Commands now report to the Ministry of Interior and the Service Commands report to the Ministry of National Defense. The composition of the Supreme Military Council has changed and now has more civilian members.

In the new system, civilian oversight has been further enforced (Affiliation of Turkish Armed Forces to the Ministry of National Defense, the National Security Council having a further civilian composition).

Regarding the judiciary, as a follow-up to the fourth RAG decision, dated August 29, 2018, Türkiye adopted the Judicial Reform Strategy on May 30, 2019, covering the period of 2019-2023. The Judicial Reform Strategy containing significant activities regarding independence of judiciary (e.g., introduction of geographical guarantee), protection of fundamental rights (e.g., data protection, reviewing legislation on freedom of expression), efficiency of judiciary, quality of services and human resources, access to justice, criminal justice system and alternative dispute resolution mechanisms is currently being updated.

The Action Plan of the Judicial Reform Strategy, which lists responsible institutions, an implementation schedule, the budget for activities and performance indicators, was adopted on October 5, 2020. In addition, the Judicial Reform Strategy Monitoring and Evaluation Board was established.

Within the scope of the implementation of the Judicial Reform Strategy, the eight judicial packages entered into force on October 24, 2019, April 15, 2020, July 28, 2020, July 14, 2021, November 30, 2021, June 24, 2022, April 5, 2023, and March 12, 2024, respectively.

The first Judicial Package brought amendments for preventing violations of rights in implementation, protecting the rights of children and victims of crime, ensuring more efficient functioning of the judiciary, increasing the quality of judicial organs and human resources, protecting the right to a fair trial by speeding up criminal proceedings, alleviating the workload of the judiciary and providing more effective protection of freedom of expression. In addition, the Anti-Terror Law was amended to further safeguard freedom of expression and the press, and the appeal mechanism for judgements of regional courts of appeal has been extended, particularly for cases with direct effects on the freedom of expression. A specific provision stating that “the expression of thoughts which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence” was incorporated to the Anti-Terror Law.

With the second Judicial Package, measures were introduced to prevent over-crowding in prisons, in particular during the COVID-19 pandemic. To this end, the periods to be spent in penal institutions were redefined, a provisional arrangement was made regarding the practice of probation; the scope of special execution procedures has been expanded and execution services in general have been improved.

The third Judicial Package brought amendments mainly relating to the simplification and enhancement of civil proceedings and procedural provisions. Comprehensive amendments were made concerning civil disputes and the appeal system (regional courts of appeal). A series of legal amendments were introduced to overcome challenges such as long trial periods, the use of unnecessary effort and time and some uncertainties and hesitation encountered during trials. These amendments contributed especially to the improvement of the efficiency of the judiciary and protection of the right to a fair trial. The “Accelerated Trial Procedure” and the “Simple Trial Procedure” were introduced by the third judicial package, the implementation of which commenced on January 1, 2020, in order to accelerate judicial services.

The fourth Judicial Package brought among other improvements: a vertical appeal system to decisions of criminal peace judgeships, in line with EU and CoE recommendations; an amendment to the Criminal Procedure Code (CPC) such that the explicit requirement of “concrete evidence” was introduced for pre-trial detention orders in respect of certain listed crimes listed (known as “catalogue crimes”) under Article 100/3 of the Criminal Procedure Code in line with the EU recommendation; with regard to court decisions on arrests, a new requirement was introduced to justify with concrete facts why the judicial control would be insufficient in a specific case; and penalties for certain crimes (killing, wounding, torture, forced detention, etc.) are applied more heavily in the event that they are committed against divorced spouse.

The fifth Judicial Package brought improvements for more simplified and efficient civil and administrative proceedings. Additionally, with the purpose of enhancing protection of rights of children, implementation of court decisions regarding handover of a child or establishing a personal relationship with the child, which was previously dealt with by enforcement offices, will be carried out by the legal support and victim services directorates, free of charge and accompanied by experts.

The sixth Judicial Package brought amendments mainly regarding the independence and efficiency of judiciary, simplifying judicial processes and facilitating access to justice.

The seventh Judicial Package brought increased sentences for drug trafficking and migrant smuggling, mandatory rehabilitation programs for drug addicts in penitentiary institutions, a strengthened legal aid system, mandatory mediation for rental disputes, and the right to sentence postponement for convicts who are mothers of sick children.

The eighth Judicial Package brought significant amendments to increase the effectiveness and speed of judicial services, expand the freedom to seek remedy, ensure effective combating of crime and effective protection of personal data.

As of January 1, 2019, parties to prosecutions and proceedings are notified of the planned time period of such proceedings pursuant to the By-law on Determination and Implementation of Targeted Time Periods for Investigation, Prosecution and Trial. Moreover, “Monitoring and Evaluation Board for Target Time Period” was established in 2019.

The Law Amending the Criminal Procedure Code and Some Other Laws, entered into force on February 20, 2019. The Law includes provisions with a view towards improving the quality of justice through increasing the threshold in the written exam, prolonging the internships of candidate judges and prosecutors, and increasing efficiency of the judiciary through restructuring the functioning of the regional appeal system.

As of January 2019, the Ministry of Justice concentrated its efforts on the dissemination of the “electronic notice” system. The number of those who indicated their preference for electronic notification increased in 2023 compared to 2022. Between January 1, 2019 and August 23, 2024, 229,575,620 notifications were sent electronically, saving TL 10,952,400,806 (the equivalent of 8,035 tons of paper and 136,597 trees).

The e-hearing system continues to expand throughout the country. As of December 2023, e-hearing is applied in 2,787 courts in all provinces.

Specialized courts on tax, cybercrimes, finance, trade union, public works and expropriation were established with the Council decision published in the Official Gazette of November 30, 2021. In December 2021, the Bureau of Efficiency in Judiciary was established in the Council of Judges and Prosecutors with the purpose of preventing neglect and delays in trial proceedings, and focusing on solutions for problems related to the efficiency of the judiciary. Additionally, neglect of trials and lack of reasoning in the appeal proceedings were included among the criteria in promotion and disciplinary matters of judges and prosecutors as per the decision of the Council of Judges and Prosecutors published in the Official Gazette of December 2, 2021. Along with the foregoing, compliance with the Turkish Constitutional Court and ECtHR rulings and compliance with pre-set target time periods are among the objective performance criteria.

Important amendments were brought to the legislation on execution of sentences with respect to the rights of convicts on June 25, 2021. With these amendments, the reports of prison monitoring committees, which are submitted to the Parliament’s committee on human rights, the Ministry of Justice, the relevant office of the chief public prosecutor and the execution judge, will also be shared with the Human Rights and Equality Institution and the Ombudsman Institution.

There has been a significant process in the institutionalization of human rights. Democratic institutions continue to function efficiently. The Ombudsman Institution has functioned effectively and, since its establishment, the compliance rate to its decisions increased steadily and reached 77.51 % in 2023. The Human Rights and Equality Institution (“HREI”) operates as both an equality body and as a national preventive mechanism within the framework of the provisions of Optional Protocol to the UN Convention against Torture and Other Cruel, Inhuman or Degrading Treatment or Punishment. The HREI continues to receive applications in those areas. In October 2022, HREI was accredited with “B status” by the Global Alliance of National Human Rights Institutions.

The individual application mechanism to the Constitutional Court has proven useful. As of December 31, 2023, a total of 579,754 individual applications have been made to the Constitutional Court. The Court has concluded 485,254 of them, which corresponds 83.7% of total applications as of December 31, 2023. With the decision of the Plenary of the Constitutional Court dated February 19, 2020, “Unit of Judgements” of the Court was established to ensure monitoring of the implementation of the judgements of the Constitutional Court and providing information to the Plenary on that matter in a qualified, effective and efficient manner.

Following the adoption of the Implementing By-Law regarding the Law on the Establishment of Law Enforcement Commission on August 7, 2019, the Law Enforcement Surveillance Commission became operational to ensure that the law enforcement complaint system operates promptly and effectively.

Competence of the Human Rights Compensation Commission has been expanded. With the transfer of existing individual applications to the Constitutional Court on long trials, and non-execution or delayed/partial execution of court decisions to the Commission, the effectiveness of the Constitutional Court is enhanced.

Following the coup attempt of July 15, 2016 by FETO, the Inquiry Commission on the State of Emergency Measures (the “ICSEM”) was established on January 23, 2017. As of July 17, 2017, the ICSEM started to accept applications regarding the measures taken during the state of emergency. As of January 22, 2023, the ICSEM rendered decisions in respect of all applications filed with it and thus, completed its term of office. As of January 12, 2022, 127,292 applications were filed with the ICSEM. The Commission has delivered 127,292 (17,960 accepted, 109,332 rejected) decisions. 72 of the acceptance decisions are related to the opening of organizations that were shut down (associations, foundations, television channels). Thus, the Commission has rendered decisions about all of the applications during its mandate.

The ICSEM decided on applications in a transparent manner and its decisions are subject to judicial review. The action for annulment against the decisions of the Commission may be filed with the designated administrative courts in Ankara. The European Court of Human Rights (ECtHR) with its decision on Köksal v. Türkiye dated June 12, 2017, has recognized the Inquiry Commission as an effective domestic remedy that should be exhausted before applying to the Court.

The members of the ICSEM have legal, administrative, financial, and criminal immunity in matters related to their duties to ensure that they can fulfill their duties without any interference.

Türkiye has continued its efforts with respect to women’s rights. The Fourth National Action Plan on Combatting Violence against Women covering the period from 2021-2025 was adopted in July 2021. The Monitoring Committee for Violence against Women continues to convene regularly. The Presidential Circular on Combating Violence against Women entered into force after being published in the Official Gazette on November 25, 2023, on the International Day for the Elimination of Violence against Women. Moreover, 2024 Activity Plan for Violence against Women was adopted by Ministry of Interior and it has been implemented since then.

The Provincial Commission for Coordination, Monitoring and Evaluation for Combating Violence against Women, continues to convene every six months under the chairmanship of the Governor, with the highest level of participation of relevant institutions in 81 provinces. The “Coordination Plan on Combating Violence against Women,” covering 2020 and 2021, was successfully implemented. The Ministry of Justice issued a Circular on “Implementation of the Law on Protection of Family and Prevention of Violence against Women” on December 17, 2019. The Ministry of Interior issued a circular on “Combating Violence against Women” on January 1, 2020, introducing new measures.

New Women Empowerment Strategy and Action Plan (2024-2028) was adopted on March 8, 2024. The Action Plan includes five main policy pillars (education, economy, health, economy, leadership and participation in decision-making mechanisms and environment and climate change).

An extensive legislative package against domestic violence entered into force on May 27, 2022 (The Law Amending Turkish Criminal Law and Others). Heavier penalties were introduced for crimes committed against women, and stalking is defined as a separate crime and the assurance provided to the victims expanded. Women who are victims of violence can benefit from the legal assistance free of charge including support of a lawyer. Furthermore, in November 2023, Presidential Circular 2023/16 on “Combating Violence Against Women” aiming at combatting violence against women via a multifaceted and holistic approach involving all stakeholders, including public institutions, civil society and the private sector, was published.

The principle of gender-responsive budgeting has been integrated to the Budget Preparation Guideline (general) by Strategy and Budget Presidency and the Local Authorities Budget Preparation Guideline prepared by Ministry of Environment, Urbanisation and Climate Change with the contributions of Implementing Gender-Responsive Planning and Budgeting Project implemented under IPA Fundamental Rights 2016 programming year.

Gender Responsive Budgeting (GRB) principle has also been integrated to Investment Program Preparation Guide (2024-2026) for the first time and to the 12th Development Plan (2024-2028) with the contributions of Implementing Gender-Responsive Planning and Budgeting Project under IPA Fundamental Rights. Strategy Document and Action Plan for Gender Responsive Planning and Budgeting was prepared and launched in first quarter of the year 2024. According to latest 2022 OECD Survey on Gender Budgeting (2022), Türkiye is now among the 23 countries that have successfully introduced gender budgeting into their planning and budgeting system.

A side event titled “Gender Responsive Budgeting as a Transformative Approach towards an Inclusive and Equitable Society” was organized within the scope of 68th Session of the United Nations Commission on the Status of Women. At the event, the GRB Project was presented as a best practice with a focus on the activities carried out at both the central and local levels.

The Strategy Paper on Roma People for the years 2016-2021 was successfully implemented and the implementation of the Second Phase Action Plan (2019-2021) of Türkiye’s National Roma Strategy Paper was completed. Following the Presidential Circular dated April 8, 2021, April 8 is celebrated as the “Roma Day” in Türkiye. Moreover, the Circular aims at overcoming any problems that Roma citizens encounter, eliminating all forms of discrimination and protecting and promoting the Roma culture. Implementation of the Strategy Document for Roma Citizens and Phase I Action Plan started in January 2023.

The Judicial Reform Strategy and the judicial packages introduced effective mechanisms for women and children who are victims of violence. For example, upon the amendment made to Criminal Procedure Code, interviews and statement-taking in the investigation and prosecution stages concerning children who have fallen victim to the crime of aggravated sexual abuse shall be carried out only in Child Monitoring Centers as a legal obligation.

On November 20, 2021, Türkiye’s first Juvenile Justice Center opened in Erzurum, followed by similar centers in Gaziantep and Bursa. The By-law on Probation Services was published on November 10, 2021. With the new By-law, “juvenile services offices” were established in all probation directorates to provide services for juveniles driven to crime within the scope of probation.

By-Law on the Fulfillment of Orders and Measures Regarding Delivery of a Child and Establishing Personal Relationship with the Child was published in the Official Gazette on August 4, 2022 and entered into force.

By-Law about Child Protection Services Planning and Child Care Working Procedures and Principles of the Organizations was published in the Official Gazette on September 6, 2022 and entered into force.

The 2023-2028 Children’s Rights Strategy Document and Action Plan of Türkiye have entered into force on April 18, 2023 via a Presidential Circular.

With regard to the rights of persons with disabilities, the 2030 Barrier Free Vision Document was adopted in December 2021 to strengthen rights-based policies and accessibility for persons with disabilities. The structure of the Monitoring and Evaluation Board on the Rights of Persons with disabilities was strengthened by a new Circular numbered 2021/23 dated December 2, 2021. On December 28, 2022, the first National Action Plan for the Rights of Persons with Disabilities covering the years 2023-2025, prepared under the coordination of the Ministry of Family and Social Services, was announced for the implementation of the Barrier Free Vision Document. In the National Action Plan, 275 activities to be carried out in 2023-2025 were determined for 107 action areas corresponding to 31 targets under the eight objectives of the 2030 Barrier Free Vision Document. It is anticipated that Barrier Free Vision Document will be implemented in 3 different phases. The implementation of the 1st phase National Action Plan for the Rights of Persons with Disabilities started in December 2022.

Freedom of religion and faith is guaranteed within the Constitution of the Republic of Türkiye. Everyone has the freedom of conscience, religious belief and conviction. There has been considerable progress in terms of strengthening the climate of tolerance and mutual understanding in Türkiye.

Significant steps have been taken to enhance the dialogue with different faith groups. Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Representatives of different faith groups in Türkiye stated that they are free to live out their faith and beliefs in Türkiye and worship freely according to their traditions in a joint declaration on July 31, 2018.

Elections for the Armenian Patriarchate of Istanbul were held on December 11, 2019 and Bishop Sahak Maşalyan was elected as the 85th Armenian Patriarch of Istanbul.

Regarding property rights, following the entry into force of the new Foundations Law no. 5737 on February 27, 2008, the legislation on community foundations was updated and an approach towards solving the problems of the community foundations was adopted. With the Decree Law no. 651, the Provisional Article 11 was added to Foundations Law, and within this framework, 333 immovable properties were registered in the names of their owner foundations and the cash value of 21 immovable properties was reimbursed to their previous foundations. Also, a legislative amendment regarding return of the immovable properties to Syriac community was adopted by TGNA on March 27, 2018. No problems regarding the usage of the immovable property to the Syriac community were encountered up until their return. Moreover, the groundbreaking ceremony of the Syriac Orthodox Mor Efrem Church in Istanbul took place on August 3, 2019 and the church was opened to service on October 8, 2023.

On December 2, 2020, the implementation period of the provisional Article 6 of the Electricity Market Law, which constitutes the legal ground for funding the electricity bills of places of worship under the budget of the Directorate of Religious Affairs, has been extended until December 31, 2025.

The election of the fifth term members of the Council of Foundations was completed on December 30, 2020.

The Human Rights Action Plan of 2021 includes goals and activities aimed at protecting freedom of religion and conscience, solving the problems of non-Muslim communities and securing the activities of non-Muslim community representatives and foundations.

The By-Law on the elections for community foundations, which is stipulated in the Human Rights Action Plan, was prepared in consultation with the relevant communities and published on June 18, 2022.

Türkiye continues hosting one of the largest refugee populations in the world, with 3.5 million externally displaced persons, including approximately 3.2 million Syrians under temporary protection. Syrians have access to education, legal and health services. Their access to the labor market is also regulated by a by-law. Social assistance is provided to vulnerable groups both through Türkiye’s national budget as well as through international projects including but not limited to Facility for Refugees. Türkiye has spent more than U.S.$40 billion to address the needs of Syrians in Türkiye. In addition, relevant ministries continue to work on refugees’ access to public services in an effective and continuous manner. Türkiye also continues its efforts to support self-sustenance of Syrians.

Türkiye- EU Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013, was an important point in Türkiye-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Türkiye-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The Visa Liberalization Dialogue is based on a Roadmap towards a visa-free regime with Türkiye setting out the requirements to meet in order to enable the European Parliament and the Council to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) which would allow Turkish citizens holding a biometric passport in line with EU standards to travel for short stays in the Schengen area without a visa. The 72 requirements listed in the Roadmap are organized in five thematic groups: (1) document security, (2) migration management, (3) public order and security, (4) fundamental rights, and (5) readmission of irregular migrants. The European Commission reports regularly to the Council and the Parliament on Türkiye’s progress in fulfilling the Roadmap requirements.

The Commission adopted its Third Report on progress and stated that Türkiye fulfilled 65 out of 72 benchmarks in the Roadmap. The European Commission also presented the proposal to amend Regulation (EC) No 539/2001 (Repealed by Regulation (EU) No 2018/1806) to lift the visa requirement for Turkish citizens on the understanding that Türkiye will fulfill outstanding benchmarks of the Roadmap. The fulfillment of the 65 benchmarks has been confirmed at the other regular reports of the Commission. Regarding the remaining benchmarks, Türkiye shared its work plan with the European Commission on February 7, 2018. A meeting was held between Turkish authorities and the European Commission representatives regarding the work plan in Ankara on May 31, 2018. At the meeting, both parties agreed to continue the work on remaining benchmarks.

After the European Commission had confirmed the fulfillment of a benchmark on issuing second-generation passports in line with EU and ICAO standards on December 8, 2018, the European Commission confirmed that the benchmark related to passports had been fulfilled as of December 2018, so there are 6 remaining benchmarks to fulfill. The 2019 Regular Report of the European Commission also confirms that Turkish biometric passports are now compatible with EU standards.

A Presidential Circular on the Visa Liberalization Dialogue was published on September 18, 2019, which instructs relevant institutions to continue their efforts in achieving and maintaining progress. Significant steps were taken to fulfill the other remaining benchmarks.

Türkiye has recorded a significant progress on two of the six remaining benchmarks regarding the Türkiye-EU Readmission Agreement and the Europol agreement. The state of play with regard to the remaining benchmarks are as follows:

Visa liberalization and full implementation of the Türkiye-EU Readmission Agreement will start simultaneously.

Four rounds of negotiations were held to conclude the agreement between Türkiye and the EU concerning exchange of personal data related to the fight against serious crimes and terrorism between the Europol and competent Turkish Authorities. Negotiations have so far been held on November 30, 2018 in Brussels, April 9, 2019 in Ankara, October 10, 2019 in Brussels and April 16, 2021 online. Adoption of the Law on Protection of Personal Data in line with EU acquis is a pre-condition before signature.

The benchmarks related to personal data protection, the Judicial Reform Strategy and Action Plan on Human Rights require the revision of the Law on Protection of Personal Data in line with EU acquis. In this regard, the Ministry of Justice established a scientific commission with academicians to draft revisions in line with EU acquis. Up until now, the scientific commission held 23 meetings to revise the current law in line with the EU acquis.

The Anti-Terror Law was amended to further safeguard the freedom of expression and of the press by the first Judicial Package, which was published in the Official Gazette dated October 24, 2019. The Article 7 of the Anti-Terror Law was amended to include the following “the expression of thought which do not exceed the limits of reporting or made for the purpose of criticism shall not constitute an offence.” The fourth Judicial Package amended the Criminal Procedure Code (CPC) with respect to evidentiary standards for “catalogue crimes” in line with the EU recommendation. The Turkish Penal Code was amended by the Eighth Judicial Package, which was published in the Official Gazette dated March 12, 2024. With this amendment, the act of “committing a crime on behalf of an organization” is regulated as a separate crime.

The Ministry of Justice continues to coordinate the implementation of GRECO recommendations. The Action Plan on Human Rights envisages the Strategy Paper on increasing transparency and further reinforcing the fight against corruption being updated and its implementation being actively pursued. The Presidency of Strategy and Budget is currently coordinating the drafting process.

As it had been proposed, Türkiye anticipates the proposal of the European Commission that will allow the establishment of judicial cooperation with all member states.

Harmonization with the EU Acquis

The Accession Partnership (“AP”) Document for Türkiye was approved by the Council of the European Union on March 8, 2001. On March 19, 2001 the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”), which enumerates the measures Türkiye would take in order to adopt the AP. The AP was revised in 2003, 2006 and 2008 by the EU, which was followed by the revisions of NPAA by Türkiye. The AP has not been revised by the EU since 2008. Therefore, taking into account the latest developments in the EU acquis, Türkiye prepared its own acquis alignment roadmap called the National Action Plan for the EU Accession (NAP). The First Plan covered 2016-2019 and then updated in 2020. The latest National Action Plan for EU Accession consisted of 204 primary and secondary legislation and 126 administrative capacity measures for the 2021-2023 period. The NAP will undergo an update for the period of 2024-2028. The work on updating the NAP was started in 2023 and is planned to be completed in 2024. As in the previous edition, the updated NAP will be monitored regularly by the Ministry of Foreign Affairs Directorate for EU Affairs with the contribution of relevant public institutions.

To ensure that new legislation is drafted in line with the EU acquis, the European Union Coordination Board (“EUCB”) was established by the Presidential Circular No 2019/22 published in the Official Gazette No. 30921 of October 17, 2019.

The EUCB, under the chairmanship of the Deputy Minister of Foreign Affairs and the Director for EU Affairs, has been established to be in charge of the conduct and coordination of the accession negotiations and the work towards alignment with the acquis.

According to the Circular, “EUCB will identify the priority areas and the work to be done with regard to alignment with the EU acquis; steer, monitor and evaluate the work carried out by the public institutions and organizations on the alignment with and implementation of the acquis; analyze and evaluate the proposals of the public institutions and organizations, private sector, civil society organizations and universities on alignment with and implementation of the acquis”.

Moreover, in line with the related Presidential Circular, the principles to be applied when drafting legislation for alignment with the acquis and the procedure to be followed with respect to the references made to the EU legislation will comply with the guidelines issued on the official website of the Directorate for EU Affairs.

In addition to screening the harmonization of the Turkish legislation with that of the EU through NAP, the incorporation of the EU legislation into Turkish legislation and its implementation is done through the work of the Association Council, Association Committee and its sub-committees.

Sub-Committees

In order to follow the developments concerning the alignment of the Turkish legislation with the EU acquis, 8 Subcommittees, serving under the Association Committee, were established pursuant to Decision No. 3/2000 of the EC-Türkiye Association Council, dated April 11, 2000.

Sub-Committees are important platforms to discuss new developments in the EU acquis and to assess Türkiye’s harmonization process.

Meetings of 8 Sub-Committees were held in 2021, 2022 and 2023:

•	Sub-Committee 1—Agriculture and Fisheries (October 19-21, 2021, videoconference, and July 11-12, 2023, Brussels)

•	Sub-Committee 2- Internal Market and Competition (December 15 and 16, 2022 and June 6, 2024, videoconference)

•	Sub-Committee 3—Trade, Industry and ECSC Products (December 14-15, 2021 and December 12, 2023, hybrid in Ankara)

•	Sub-Committee 4—Economic and Monetary Issues Capital Movements and Statistics (October 11-12, 2022 and December 13, 2023, hybrid in Ankara)

•	Sub-Committee 5—Innovation (Telecoms, audiovisual, culture, R&D, education) (September 30—October 1, 2021 and March 28-29, 2023, videoconference)

•	Sub-Committee 6—Transport, Environment, Energy, and Trans-European Networks (April 20-22, 2021 and November 14-16, 2023, videoconference)

•	Sub-Committee 7—Social Policy & Employment, Regional Development (November 9-10, 2021 and June 12-13, 2023, videoconference)

•	Sub-Committee 8—Customs, Taxation, Drug Trafficking, Money Laundering (Justice and Home affairs) (February 24-25, 2021, April 25-26, 2022, and April 27-28, 2023, videoconference)

Türkiye continues its reform process in every field of the acquis and some of the recent significant developments are summarized below.

In order to increase Türkiye’s share in knowledge-intensive and high-value-added investments, which also create high-quality jobs, the Investment Office of the Presidency prepared “Türkiye’s Foreign Direct Investment (FDI) Strategy (2021–2023)” in cooperation with all public and private industry organizations. Additionally, Investment Office prepared guidelines for investment procedures in various sectors in 2020 which include permits, approvals and licenses for investments. All bureaucratic procedures including application documents, designated authority to apply, procedural times, and application costs are clearly declared in the guidelines. These guidelines will increase transparency and predictability in investment procedures and reduce the information asymmetry.

The regulatory and supervisory framework of Türkiye’s banking sector is recognized as third country equivalent to the EU legislation in terms of the EU Regulation 575/2013 on Prudential Requirements for Credit Institutions and Investment Firms. Similarly, according to the results of the Regulatory Consistency Assessment Program (RCAP), which was carried out by the Basel Committee, Türkiye’s risk-based capital regulations and liquidity coverage ratio regulation are considered fully in line with international standards, known as Basel III standards.

With the amendments made in the Law No. 6493 in November 2019, all responsibilities regarding licensing and supervision of non-bank payment service providers and regulation of all types of payment services are given to the Central Bank of Türkiye (CBRT) from January 1, 2020. Additionally, in line with the Payment Service Directive 2 (PSD2), payment initiation and payment account information services have been included in the Law as payment services. The Payment and E-Money Institutions Association of Türkiye was established on June 28, 2020. The Association maintains a wide range of activities to increase financial inclusiveness and literacy, create and implement a strategy to develop financial technology and innovation specifically in payment services sector.

The amendment in the Communiqué on the Procedures and Principles for the Book-Keeping of Dematerialized Capital Market Instruments, which was published in the Official Gazette No. 30809 of June 22, 2019, ensures an opportunity for the foreign central securities depository (FCSD) accounts to be opened at Merkezi Kayıt Kuruluşu A.Ş. (MKK) for capital market instruments collectively held on behalf of non-resident beneficial owners. As the first FCSD member of MKK, Euroclear Bank started to provide services to its clients from more than 55 countries. In accordance with the Capital Market Board (CMB) Decision dated November 22, 2023, it was decided that the Risk Center, aimed at increasing the effectiveness of risk monitoring in the capital markets and preventing the risk of abuse that may occur on customer assets, will be developed and operated on the MKK infrastructure.

The immediate payment system, the Instant and Continuous Transfer of Funds (FAST) System, was launched on December 18, 2020, as a pilot run where only bank employees can send payments and put into service to all customers on January 8, 2021. Payment and electronic money institutions became participants in the FAST System as of November 3, 2023. As of August 2024, there are 37 participants in the FAST System, 10 of them are payment and electronic money institutions.

The Law No. 7222, effective February 2020, amended the Banking Law. The new legislation ensures harmonization with recent changes in the related international standards and principles, and brings new clauses for further development of participation, development and investment banking and further strengthening of corporate structures of factoring companies, and allows imposition of ban on access against unauthorized banking activities, and increases amounts of administrative fines for the sake of increase of deterrence.

In line with the EU Directive 2014/59/EU on Bank Recovery and Resolution, Financial Stability Board’s (“FSB”) Key Attributes of Effective Resolution Regimes for Financial Institutions and the International Association of Deposit Insurers (IADI) Core Principles, the necessary amendments were made in the Banking Law on February 25, 2020 regarding requirements for preparing recovery plans and the submission of these plans to the Banking Regulation and Supervision Agency (“BRSA”) for domestic systemically important banks. The definition of “risk group” has also been expanded to ensure full compliance with Basel standards.

The By-Law on Manipulation and Misleading Transactions in Financial Markets was published in the Official Gazette No.31120 of May 7, 2020 as per the provisions of the EU’s Regulation 596/2014 on market abuse (Market Abuse Regulation-MAR).

The amendments to Law No. 5411, Law No. 5464 and Law No. 6361 were published in Official Gazette No.31167 of June 26, 2020, introducing for banks, leasing companies, factoring companies and financing companies the possibility of identifying customers in long distance through an electronic communication device.

Banks have been subject to By-law on Calculation of the Net Stable Funding Ratio of Banks prepared in compliance with the Basel III rules text. This Regulation was published in the Official Gazette No. 32202 of May 26, 2023. Reporting requirement started as of beginning of May 2023, other provisions have been in effect since January 2024. Disclosure requirements have been in effect since January 2024, whereby banks are required to disclose both solo and consolidated net stable funding ratios and their related disclosures/templates.

The Regulation on Determination of Group of Connected Clients and Loan Limits, prepared in compliance with the “Supervisory Framework for Measuring and Controlling Large Exposures” issued by the Basel Committee on Banking Supervision, was published in the Official Gazette No. 32406 of December 21, 2023 and entered into force on January 1, 2024. In compliance with the Basel Standard, the Regulation limits the sum of the exposure values of the loans extended by banks to a real or legal person or a group of connected clients to 25% of the Tier 1 capital and the sum of the exposure values of the loans extended to the bank’s related party to 20% of the Tier 1 capital, in addition to the loan limits calculated based on own funds in the Banking Law.

Furthermore, the BRSA has issued two draft regulations in line with EBA regulations and Basel standards (the “Draft Guideline on Effective Management of Climate-related Financial Risks by Banks”, and the “Draft Communiqué on Green Asset Ratio”). Additionally, with regard to adoption of the relevant Basel standards in line with “Basel III: Finalizing Post-Crisis Reforms (The Consolidated Framework)”, several working groups have been established under the BRSA to draft related regulations.

The BRSA shared its roadmap of green banking by publishing the “Sustainable Banking Strategic Plan 2022-2025” in December 2021. In addition, the Agency have plans to develop green finance activities in line with international regulations by publishing a guide on climate risk management, reporting, data infrastructure and corporate governance within the scope of 2022-2024 strategic plan.

Türkiye’s Green Deal Action Plan has been prepared under the coordination of Ministry of Trade with the contribution of related public institutions and the private sector. The Action Plan was made public on July 16, 2021. With 81 actions and 32 objectives under 9 priority headings, namely: “Carbon Border Adjustments”, “Green and Circular Economy”, “Green Financing”, “Clean Economic and Secure Energy Supply”, “Sustainable Agriculture, “Sustainable Smart Mobility”, “Combating Climate Change”, “Diplomacy”, “European Green Deal Information and Awareness-raising Activities”, Green Deal Action Plan is the primary document on plans with respect to all actions that are being taken in relation to climate change, including the promotion of sustainable finance and a comprehensive roadmap for transition to a more sustainable and greener economy.

Within the scope of the Green Deal Action Plan, Ministry of Treasury and Finance published Sustainable Finance Framework on November 12, 2021. The Framework forms the basis for the Ministry of Treasury and Finance to issue debt instruments such as green, social or sustainability bonds or sukuk in the international capital markets.

CMB Guidelines on Green Debt Instruments, Sustainable Debt Instruments, Green Lease Certificates and Sustainable Lease Certificates were published on February 24, 2022. The Guidelines acknowledge the increasing importance of sustainable finance in light of the climate crisis, the COVID-19 pandemic, the European Green Deal, as well as international commitments in relation to climate change, and aim to incentivize the financing of sustainable investments. The Guidelines are based on the Green Bond Principles of the International Capital Markets Association and they aim to ensure that issuance of green bonds, sustainable bonds, green sukuk and sustainable sukuk is conducted under best practices and standards applicable in international markets, and to increase transparency, honesty, consistency and comparability in the financing of sustainable and green projects. With a decision of the CMB Executive Board on June 23, 2022, a reporting template has entered into force with respect to environmental, social, and governance (ESG) disclosures. The use of the new ESG reporting template for 2022 and the incorporation of the template in the Public Disclosure Platform started in 2023. In addition, standards on sustainability and climate published by International Sustainability Standards Board (ISSB) (Exposure Drafts IFRS S1 General Sustainability-Related Disclosures and IFRS S2 Climate-Related Disclosures) were translated into Turkish and are included in Turkish financial reporting standards by the Public Oversight, Accounting and Auditing Standards Authority (KGK) and published on December 29, 2023. The companies which are above a certain threshold should prepare their sustainability reports beginning January 1, 2024.

In accordance with Türkiye’s Green Deal Action Plan, the Finance Office of the Presidency of the Republic of Türkiye (CBFO) published the “Green Sukuk Working Report” on May 26, 2022. The CBFO has also published the Turkish FinTech Guidelines in 2023 to outline the digital finance ecosystem in Türkiye and to provide guidance to businesses and investors in relation to digital finance.

Regarding crypto assets, the Law No. 7518 Amending the Capital Markets Law No. 6362 was published in the Official Gazette No. 32590 of June 26, 2024, and has entered into force. The Law regulates the procedures and principles regarding crypto assets and crypto asset service providers. The Law also stipulates that the principles for issuing capital market instruments as crypto assets will be determined by the CMB. CMB is authorized to establish regulatory procedures, make specific and general decisions, and impose measures and sanctions regarding crypto assets that provide rights specific to capital market instruments.

In order to evaluate and develop the capacity of the financial sector to manage climate-related financial risks and support the transition to a sustainable economy in the light of international principles and standards and good practices, Türkiye demanded that “climate risks” and “green finance” be included in the Financial Sector Assessment Program (FSAP-Türkiye). In this context, in the first half of 2022, detailed studies and meetings were held with the FSAP delegation consisting of IMF and World Bank officials. These studies detailed problem areas, areas that need improvement and included recommendations for such improvements.

The Insurance and Private Pension Regulatory and Supervisory Agency (IPRSA) was established as a public entity with financial and administrative autonomy by Presidential Decree No. 47, which was published in the Official Gazette No. 30922 on October 18, 2019. The Agency has the authority to regulate the insurance and private pension sectors and to supervise individuals and institutions operating in those sectors.

With regard to savings deposit insurance, the coverage limit was increased from TL 100,000 to TL 150,000 by the By-law Amending the By-law on Deposits and Participation Funds Subject to Insurance and Premiums Collected by The Savings Deposit Insurance Fund, which was published in the Official Gazette No. 30899 on September 25, 2019.

Based on the amendment made in the Regulation on Deposits and Participation Funds Subject to Insurance and Premiums Collected by Savings Deposit Insurance Fund (Premium Regulation) on December 16, 2021, deposit insurance coverage limit is to be increased every year by the SDIF Board, starting from the beginning of 2022, taking into account the revaluation rate of the previous year. Accordingly, the coverage limit was increased to TL 400,000 for 2023 and to TL 650,000 for 2024. In July 2021, a central platform for the purchase and sale of pension fund units was established. “Private Pension Fund Trading Platform” (BEFAS), operated by Takasbank, enables investors to access pension funds most suitable to their investment objectives, and increase competitiveness and performance in the pension fund industry.

Regarding the private pension system (PPS), Law No. 7351 on Amendments to the Law on Individual Pension Savings and Investments Systems Law and Certain Laws and Decree Law No. 375, which was published in the Official Gazette No. 31727 of January 22, 2022, introduced significant changes. The state contribution to the system was increased from 25% to 30%. Also, employees over 45 are allowed to participate in the auto-enrollment system upon request.

Amendments made to the Capital Markets Law entered into force upon their publication in the Official Gazette No. 31050 on February 25, 2020. The amendments were made with the purpose of resolving existing practical difficulties, simplifying regulation, defining the infrastructure for new capital market instruments and services, and enhancing the efficiency of supervision and monitoring. Following the amendments enabling debt instrument holders to convene a general assembly, the CMB published the secondary regulation, including implementing measures, in September 2020. The related Communiqué includes regulation on procedures enabling investors to take common action in response to changing conditions and reaching an agreement with issuers with respect to changes in the terms of debt instruments.

An amendment to the CMB Communiqué on Shares was published in July 2020 with the purpose of enhancing disclosures and investor protection, as well as limiting the effects of new sales of shares on market prices.

Amendments to the CMB Communiqué on Sales of Capital Market Instruments and CMB decisions were published in March 2023 to protect investors’ interests and ensure equal distribution practices among investors in initial public offerings when total demand exceeds the number of shares offered to public. Newly introduced distribution practices are expected to be beneficial in achieving the aim of creating more reliable, transparent, effective, stable, fair and competitive Turkish capital markets and in increasing investors’ confidence.

A new Turkish Industrial Strategy Paper was launched in September 2019 covering the period 2019-2023. The aim of the Industrial Strategy Paper is to meet the closing benchmark for Chapter 20 (Enterprise and Industrial Policy). Preparations have been initiated to update the document to cover 2024 and beyond.

The Industrial Strategy is in line with the 12th Development Plan (2024-2028) adopted at the Turkish Grand National Assembly on October 31, 2023. The Plan aims to improve Türkiye’s international position and increase prosperity by ensuring economic and social development.

In order to solve the structural problems of the labor market, to increase the growth’s contribution to employment in the medium and long term, and to develop permanent solutions for unemployment, the Ministry of Labor and Social Security (MoLSS) implemented the National Employment Strategy (2014-2023), which ended by the end of 2023. Currently, the MoLSS has conducted the preparation of the National Employment Strategy for the 2024-2028 period, taking into account the current needs of the labor market and future expectations.

The Additional Protocol to the Council of Europe Convention on the Prevention of Terrorism, which was signed by Türkiye on October 22, 2015, entered into force on June 1, 2018.

With the amendment of the Turkish Criminal Procedure Law and Law on Execution of Penal and Security Measures, as of January 2013, a defendant can opt to make his or her oral defense in his or her preferred language after the indictment is read and the merits on charges are presented. On April 11, 2013, the Law No. 6458 on Foreigners and International Protection entered into force, which is the framework legislation on regular and irregular migrants, foreigners, refugees, and asylum seekers in Türkiye and established the Presidency of Migration Management under the Ministry of Interior. Based on this Law, International conventions and the EU acquis, certain By-laws have been adopted and further By-laws continue to be implemented.

There have been significant developments regarding Chapter 24—Justice, Freedom and Security. The National Strategy Document against Drugs and Action Plan (2018-2023) was adopted on May 11, 2018 and the updated Action Plan on Organized Crime (2019-2021) was adopted on May 20, 2019. The National Strategy Document on Fight against Organized Crime (2022-2027) and its Action Plan (2022-2024) was updated in December 2022 in accordance with the EU’s Strategy for Combating Organized Crime.

Law No. 6892 corresponding to the ratification of the Convention for the Protection and Promotion of the Diversity of Cultural Expressions was adopted and published in the Official Gazette No. 30018 on March 25, 2017.

The Cooperation Plan for 2020-2022, prepared on the basis of the Memorandum of Understanding between Türkiye and Frontex was signed on January 30, 2020.

The Strategy Paper and National Action Plan to Combat Irregular Migration (2021-2025) was adopted on December 18, 2020.

The status of Directorate-General of Migration Management (DGMM) of Ministry of Interior was strengthened via restructuring as the Presidency of Migration Management (PMM) in October 29, 2021.

The Convention on Mutual Administrative Assistance in Tax Matters, amended by the 2010 Protocol on November 3, 2011, entered into force on July 1, 2018 and has been in effect since January 1, 2019. It allows for the exchange of information, simultaneous tax inspections, cooperation in notifications, and the collection of revenues among signatory states.

Türkiye has joined the commitment process under the Global Forum on Transparency and Exchange of Information in Tax Matters. Türkiye signed Multilateral Competent Authority Agreement on Automatic Exchange of Financial Information (CRS MCAA) on April 21, 2017 and approved it on December 31, 2019. Türkiye put into force the Multilateral Competent Authority Agreement on The Exchange of Country-By-Country Reports (CbC MCAA) on October 1, 2020. For both agreements, Türkiye has started the implementation and exchange relationship with the countries with which it has diplomatic relations.

Türkiye gives utmost importance to strengthening its capacity in the area of fight against money laundering and terrorism financing. The following improvements were made to strengthen Türkiye’s AML/CFT in line with both the EU acquis and FATF standards such as;

•	Political commitment letters were sent to the FATF and European Commission to abide the action plan items,

•	Law No 7262 on the Proliferation of Financing of Weapons of Mass Destruction and its secondary legislation adopted in 2020 and 2021,

•	Banking Data Retrieval System has been put in operation in line with Article 32/A of the EU Directive No 2015/849,

•	MASAK General Communique No:21 on Political Exposed Persons entered into force in November 2022.

•	Türkiye has been in contact with EU Global Facility to strengthen its AML/CFT.

Law No. 7246 amending the Law on the Protection of Competition published in the Official Gazette No. 31165 of June 24, 2020. The new Law introduces many new provisions to the Competition Act including settlement procedure, commitment procedure, de Minimis procedure, structural remedies, “Significant Lessening of Effective Competition” test for mergers and harmonization with EU regulation with regard to collection of evidence. With the amendments to the Competition Law, it is aimed to increase the effectiveness of the Competition Board, decrease the burden and the cost of the applications and align the Competition Law with the EU antitrust legislation

Law No. 7223 on Product Safety and Technical Regulations (“PSTR”), dated March 5, 2020 repealing the Law No.4703 on The Preparation and Implementation of Technical Legislation on Products was published in the Official Gazette No. 31066 on March 12, 2020 and entered into force on March 12, 2021 in order to comply with the EU’s New Legislative Framework. Like its predecessor, the Law No. 7223 on PSTR requires all products in the Turkish market to be safe and to comply with the requirements of the relevant technical regulations. To this end, the PTSR lays out the obligations of the economic operators and conformity assessment bodies (CABs) and specifies the duties and powers of the competent authorities.

Implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide array of investment products from agriculture to health, education, and transportation. Within the framework of 2021-2023 Regional Development Programme, an investment of TL 390,676,000 (approximately U.S. $11,896,345) was allocated to the region. Moreover, Konya Plain, Eastern Black Sea, and Eastern Anatolia development action plans were adopted and have been implemented by their respective development administrations.

In line with the objectives of the Paris Agreement, Türkiye declared its “net zero emissions target by 2053” as a part of its “green development revolution”. Moreover, Türkiye submitted its updated Nationally Determined Contribution (contribution to the Paris Agreement) to the UNFCCC Secretariat on 13 April 2023. Türkiye expects to reduce its greenhouse gas (GHG) emissions by 41% by 2030 (695 Mt CO2 eq in year 2030) compared to the Business-as-Usual (BAU) scenario, at the 27th Conference of the Parties (COP27) of the UN Framework Convention on Climate Change (UNFCCC) in Egypt. Türkiye is also updating the “Climate Change Action Plan, Long Term Strategy and Adaptation Strategy and Action Plan” within the context of its net zero target and green transition.

Amendments to Türkiye’s definition of “SME” were made via Small and Medium-Sized Enterprises Regulation published in the Official Gazette No. 32201 of May 25, 2023. Accordingly, Türkiye’s SME definition of enterprises has been harmonized with the EU.

Since 1991, Türkiye has been a member of the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (AML/CFT). To date, Türkiye has been evaluated by the FATF four times.

Between March 5, 2019 and March 21, 2019, an onsite visit was made to Türkiye by the assessment team comprised of other FATF member states’ experts and the FATF representatives in charge for the fourth round of FATF mutual evaluation. Subsequently, Türkiye’s Mutual Evaluation Report was adopted by the FATF Plenary in October 2019. The adopted report, which indicated that in regard to the results achieved in relation to the effectiveness (Immediate Outcome or IO), Türkiye has been placed in the observation period by the International Cooperation Review Group (one of the five working groups under FATF), was published on the FATF’s website in December 2019 and this observation period took 20 months.

In this process, Türkiye has remedied its deficiencies in 5 additional FATF recommendations in which the Republic has been re-rated as at least “largely compliant”. Türkiye is now rated as “largely compliant” or “compliant” with respect to 39 out of 40 FATF recommendations.

Despite all of the steps taken by the Republic, FATF Plenary has concluded that there is further room for improvement and has therefore placed Türkiye on the list of “Jurisdictions under Increased Monitoring”, also called the “Grey List” in October 2021.

At that time, FATF did not recommend that other jurisdictions take any action against Türkiye, which provided a high-level commitment to work with the FATF to strengthen the effectiveness of its AML/CFT regime. In this framework, together with Türkiye, FATF has provided an “action plan” in the issues of concern. Based on the decision taken by the FATF Plenary in February 2024, it was adopted that Türkiye completed all action items of the plan and the FATF decided to pay an onsite visit to Türkiye to see the enhancements on the ground.

In this regard, the Europe Eurasia Joint Group, which consist of experts from member countries, under the FATF’s International Cooperation Review Group (ICRG), conducted an onsite visit to Türkiye between May 2, 2024 and May 6, 2024. Following the onsite visit, an Onsite Visit Report was prepared and circulated to all FATF members. This report was also discussed in FATF/ICRG meetings during the FATF June 2024 Plenary and working group meetings. Consequently, the Plenary approved Türkiye’s exit from the “Grey List”.

Progress (Country) Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Türkiye, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The European Commission published the 2019 Enlargement Package, including Country Reports of all candidate and potential candidate countries on May 29, 2019. The 2019 Türkiye Report was in line with the previous year’s Report in almost all areas, from political to economic criteria as well as the acquis alignment. The European Commission welcomed that the state of emergency introduced on July 15, 2016 in the aftermath of the attempted coup ended on July 18, 2018. The EU also acknowledged the existence of threats Türkiye has faced since then. However, the Report criticized some measures which had to be taken by Türkiye in line with the European Conventions in the aftermath of the coup attempt. The Republic’s Ministry of Foreign Affairs underlines that the Report did not adequately highlight Türkiye’s efforts to continue with the political reform process and the steps taken in this context.

On the other hand, the 2019 Country Report on Türkiye noted that Türkiye is a key partner for the EU and a candidate country. The Report underlined that the EU and Türkiye continued their dialogue and cooperation in the areas of joint interest including a leaders meeting between Presidents Juncker and Tusk and President Erdoğan in Bulgaria in March 2018 and a High Level Political Dialogue in November 2018. Additionally, the Report stated that Türkiye and the EU further developed their cooperation in the areas of energy, transport, economy and trade, and further noted that a High Level Transport Dialogue in January 2019 and a High Level Economic

Dialogue was held in February 2019. The Report emphasized that the March 2016 EU-Türkiye Statement continued to deliver results, with both parties committed to its effective implementation. Furthermore, the Report underlined that Türkiye sustained its outstanding efforts to host more than 3.6 million registered Syrians under temporary protection and around 370,000 registered non-Syrians under international protection, which is the largest refugee community in the world.

With regard to economic criteria, the Report acknowledged that Türkiye was well-integrated with the EU market in terms of both trade and investment based on the fact that the EU was Türkiye’s largest trade partner while Türkiye ranks fifth in the EU’s external trade. The Report emphasized that Türkiye’s economy had sufficient capacity to cope with the competitive pressures and market forces within the EU. It also noted that certain improvements were achieved in the energy sector, along with an advancement in spending on research and development, education and physical capital.

With respect to acquis alignment, the Report confirmed that Türkiye has achieved a strong level of general alignment in 22 Chapters and yearly progress at various levels in 20 Chapters.

The European Commission published the 2020 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 6, 2020. The 2020 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU.

The 2020 Türkiye Report summarized European Council decisions and referred to the positive agenda and potential areas of cooperation between Türkiye and the EU with a specific emphasis on the modernization of the Customs Union and trade facilitation, people to people contacts, high-level dialogues, continued cooperation on migration issues, in line with the 2016 EU-Türkiye Statement.

However, in the Report, the Political Criteria section and the Chapter on the Judiciary and Fundamental Rights in particular were written from a position that undervalues certain challenges faced by Türkiye specifically, including but not limited to the threats posed by terrorist organizations, such as PKK/PYD/YPG, FETO and DAESH. Moreover, representatives of Türkiye maintain the Report did not adequately highlight Türkiye’s efforts to continue the political reform process and the steps Türkiye has taken in this direction. Of note, the section on Political Criteria failed to accurately recount the current political situation in Türkiye.

The 2021 Country Report emphasized that Türkiye continued its enormous efforts to host the largest refugee population in the world with around 3.7 million Syrians under temporary protection and more than 320,000 non-Syrians, including those who hold or have applied for international protection status.

With regard to economic criteria, the Report acknowledged that Türkiye’s economy is well-advanced, and Türkiye is well-integrated with the EU market in terms of both trade and investment. The Report emphasized that Türkiye’s economy has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

With respect to acquis alignment, the Report indicated that Türkiye has reached a good level of alignment in 21 Chapters and also various levels of progress have been achieved in 17 Chapters.

The European Commission published the 2021 Enlargement Package, including Country Reports of all candidate and potential candidate countries on October 19, 2021. The 2021 Country Report on Türkiye noted that Türkiye is a candidate country and remains a key partner for the EU. The Report highlighted important developments in the reporting period like High Level Dialogue Meetings on Climate; Migration and Security; and Health, and approval of Paris Agreement. Moreover, the Report noted that in the European Council of March and June 2021, leaders expressed readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to Türkiye meeting the established conditionalities set out in previous European Council conclusions, and provided that the de-escalation in the Eastern Mediterranean is sustained. Instead of “positive agenda” the Report stated that the leaders offered to nurture a more “positive dynamic in EU-Türkiye relations”.

However, the political criteria and the Chapter on Judiciary and Fundamental Rights sections of the Report contained assessments of Türkiye’s governmental and political system, fundamental rights, certain court rulings/administrative decisions and fight against terrorism which Türkiye thinks were unjust and disproportionate. In Türkiye’s view, the Report disregarded the challenges faced by Türkiye and threats posed by terrorist organizations such as PKK/PYD/YPG, FETO and DAESH and, despite Türkiye’s calls for updating the March 18 Türkiye-EU Statement in all its aspects, the EU mentioned only the migration aspect of the Statement and praised Türkiye while not referring to its own obligations.

With regard to economic criteria, the Report noted that the economic revival has reached pre-crisis levels thanks to the measures taken in response to the COVID-19 pandemic and that the economic recovery still continues, while stressing the advanced level of development of Türkiye’s economy. It stated that the authorities delivered a sizeable and wide-ranging set of measures to boost domestic demand and soften the economic repercussions of the COVID-19 pandemic. As a result, the economy rebounded quickly from the crisis. The Report underlined that the banking sector remained well capitalized, benefiting from regulatory forbearance and other crisis-mitigation measures. Moreover, it emphasized that progress was made with regard to the diversification of energy supplies and the development of the renewable energy sector. Supported by favorable financing conditions and concessional lending, investment activity rebounded in 2020. Besides the Report stated that Türkiye made limited progress and has a good level of preparation in achieving the capacity to cope with the competitive pressure and market forces within the EU.

The Report confirmed that Türkiye has reached, in general, a good level of alignment in 20 Chapters and achieved progress at various levels in 20 Chapters during the past year.

The European Commission published the 2022 Enlargement Package, including Country Reports on October 12, 2022. The 2022 Country Report on Türkiye (the “2022 Country Report”) noted that Türkiye is a candidate country and remains a key partner for the EU. The 2022 Country Report underlined that the EU has re-affirmed that it has a strategic interest in a stable and secure environment in the Eastern Mediterranean and in developing a cooperative and mutually beneficial relationship with Türkiye. Besides, the 2022 Country Report stated that the EU and Türkiye continued high-level engagement in areas of common interest such as climate, health or migration and security, and highlighted this engagement with Türkiye as the part of more positive dynamic in Türkiye-EU relations, and expressed EU’s readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to the conditions set out by the European Council. The 2022 Country Report praised Türkiye, on energy, as being an important and reliable transit country and for its remarkable efforts to host one of the largest refugee populations worldwide. The 2022 Country Report also stated that the March 18 Statement continued to yield results, and also referred to Türkiye’s calls to update the March 18 Statement. Regarding the Russia-Ukraine war, the 2022 Country Report appreciated the role Türkiye played during the reporting period, stating that Türkiye played a role to facilitate talks between Ukraine and Russia and work on de-escalation and bringing about a cease-fire, and also undertook a diplomatic initiative to facilitate the export of Ukrainian grain. The 2022 Country Report further recognized that the deal agreed by Ukraine and Russia would not have been possible without the constructive role of Türkiye, which is also involved in facilitating the implementation of the deal.

In Türkiye’s view, the 2022 Country Report did not adequately address Türkiye’s efforts to continue the political reform process and the steps Türkiye has taken in this direction. In this way, the section on Political Criteria failed to comprehend the current political situation in Türkiye. On economic criteria the 2022 Country Report acknowledged that Turkish economy is well advanced, and recovered strongly from the COVID-19-crisis, growing by 11.4% in 2021, and more than 7% in the first half of 2022 despite the fallout of Russia’s invasion of Ukraine. Further, 2022 Country Report noted that the banking sector remained largely stable, capital adequacy is above the regulatory requirements, and that the labor market recovered from the pandemic.

With regard to economic criteria in 2022, the Report noted that the Turkish economy was well advanced, but made no progress over the reporting period. The economy recovered strongly from the COVID-19-crisis, growing by 11.4% in 2021, and more than 7% in the first half of 2022 despite the fallout of Russia’s invasion of Ukraine. Türkiye has a good level of preparation and has made limited progress during the reporting period in developing its capacity to cope with the competitive pressure and market forces in the EU.

The 2022 Country Report indicated that Türkiye has reached, in general, a good level of alignment in 21 Chapters and achieved progress at various levels in 17 Chapters during the past year.

The 2023 Country Report emphasized that Türkiye is a candidate country and a key partner for the EU. However, it underlined that the accession negotiations are at a standstill in line with the decisions of the EU Summit in June 2018 and alleged that Türkiye continues to move away from the EU in the areas of democratic standards, rule of law, independence of the judiciary and respect for fundamental rights. It claimed that despite Türkiye’s reiterated determination on the target of participation in the EU, the negative trend towards the reform agenda has not been reversed.

Regarding the economic criteria, the Report praised that Turkish economy is developed in terms of a functioning market economy, but stated that there is a regression in terms of the monetary policy and institutional and regulatory framework. While referring to the strong growth rate, the Report stated that moving away from market-oriented policies weakens economic foundations and increases its fragility and risks. While emphasizing a decrease in inflation slightly, the Report noted that inflation remains at a very high level due to extremely negative real interest rates and regulatory measures. However, it acknowledged that tightening and simplification started after the elections. It emphasized that fiscal discipline was shaken due to earthquake-related and pre-election expenditures. It also stated that fiscal policy tightened after June 2023 with measures such as tax increases. The tight monetary and fiscal policies implemented after June 2023 were slightly mentioned.

The 2023 Country Report indicated that Türkiye has reached, in general, a good level of alignment in 21 Chapters and achieved progress at various levels in 17 Chapters in the reporting period.

Economic Criteria

The European Commission has considered Türkiye a functioning market economy in all its annual Progress Reports since 1998. The recent Progress Reports have highlighted Türkiye’s robust financial sector, public finances, and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite a difficult international economic environment.

Since 2001, Türkiye has been annually submitting the Pre-Accession Economic Programs (“PEP”) and the Fiscal Notifications to the EU. As of 2015, the Pre-Accession National Economic Reform Program (“ERP”) has replaced the PEP. In addition, since 2001, the economic performance of Türkiye has been monitored by the European Commission in the context of annual sub-committee meetings on economic and financial affairs. Türkiye participates in the pre-accession economic policy coordination and surveillance procedures and will continue to do so in the accession process. The ERP for the 2024-2026 period was submitted in January 2024.

The Turkish economy grew by 0.8% in 2019, 1.9% in 2020, 11.4% in 2021, 5.5% in 2022 and 4.5% in 2023. According to the ERP, Türkiye’s economy is expected to grow by 4.0% in 2024 and 4.5% in 2025 and 5% in 2026. The year-end consumer price inflation rate was 11.8% in 2019, 14.6% in 2020, 36.08% in 2021, 64.3% in 2022 and 64.8% in 2023. According to the ERP, the inflation rate is expected to be 33% in 2024, 15.2% in 2025 and 8.2% in 2026. Türkiye’s unemployment rates were 13.7% in 2019, 13.1% in 2020, 12% in 2021, 10.4% in 2022 and 9.2% in 2023. The unemployment rate is expected to be 10.6% in 2024, 10.3% in 2025 and 9.6% in 2026. In 2019, Türkiye generated a current account surplus of 2% of GDP. The current account deficit/GDP ratio was 4.3% in 2020, 0.8% in 2021, 5.1% in 2022 and 4.2% in 2023. ERP forecasts the current account balance/GDP ratio as -3.1%, -2.6% and -2.3% in 2024, 2025 and 2026, respectively.

Updating of the Customs Union

For Türkiye, the Customs Union is considered a stepping stone supporting and complimenting the accession process, rather than an alternate path to Türkiye’s EU membership. The reason Türkiye entered into such an asymmetric structure was that there was an expectation of EU membership within a foreseeable period of time. Because Türkiye has yet to achieve EU membership and the systemic problems within the Customs Union continue to exist, Türkiye and the EU have agreed to update the Customs Union.

With the updated package, Türkiye expects sound and sustainable solutions to the structural problems due to the asymmetries of the Customs Union and an extension of trade relations to new areas which will boost bilateral trade relations. Türkiye’s main expectations are the removal of existing barriers hindering free movements of goods such as road quotas and inclusion of Türkiye in EU’s policymaking mechanisms in areas directly related with the Customs Union which would enable Türkiye to benefit simultaneously from the Free Trade Agreements concluded by the EU with other countries.

The European Commission asked the Council for a mandate to launch negotiations regarding the modernization of Türkiye-EU Customs Union on December 21, 2016. Since then the Council has yet to adopt the negotiating mandate due to blockages of some Member States on political grounds. At the moment, the process of updating of the Customs Union is pending.

Financial Assistance

The Instrument for Pre-Accession Assistance (“IPA”) is the main financial instrument for providing EU support in implementing reforms to move towards EU membership.

The pre-accession funds allocated to Türkiye between the years 2014-2020 amount to 4.45 billion Euros. As a result of the recent cuts, the total support provided has been reduced to 3.2 billion Euros.

In order to use these funds, financing agreements between the European Commission and Türkiye are required to be signed. The Financing Agreements of the Programs for all the years of the IPA period (2014-2020) have been signed and entered into force.

The total amount of funds for all EU candidate countries for the period 2021-2027 of IPA are increased from 12.8 billion to 14.5 billion Euros in comparison with the previous period. In the new IPA period there will be no fund allocations for countries.

Based on the Programming Framework document, which was adopted by a European Commission Implementing decision of December 10, 2021, there are 5 priority windows for the period 2021-2027:

a)	Rule of Law, Fundamental Rights and Democracy,

b)	Good Governance, Acquis Alignment, Strategic Communication and Good Neighbourly Relations,

c)	Green Agenda and Sustainable Connectivity,

d)	Competitiveness and Inclusive Growth, and

e)	Territorial and Cross Border Cooperation.

These priorities are the basis for sector programs promoting not only political but also structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

The fund committed to Türkiye by the EU under the IPA mechanism amounted to 674.2 million Euros for 2021, 2022 and 2023 in total.

Türkiye, as a candidate country to the EU, has been participating in EU Programs and Agencies since 2002 in line with its accession commitments and priorities.

EU Programs enable associated countries to develop cooperation projects with European stakeholders in areas such as single market, higher education, culture, art, digitalization, industry, green technologies, civil protection and contribute to progress by increasing the ability to adapt to the changes in the EU economy. Besides, through these programs Türkiye and the EU promote European integration through people to people exchange.

In the 2021-2027 period, Türkiye participates in Horizon Europe, Erasmus+, European Solidarity Corps., Customs, Union Civil Protection Mechanism, Digital Europe and Single Market Programs.

Türkiye is also a member of European Environment Agency and European Union Drugs Agency.

Since 2004, Türkiye actively participates in the Cross-Border Cooperation (CBC) Programmes which support cooperation for economic and social development in border regions in the EU and serve as tools for both the EU Regional Policy and the European Neighbourhood Policy.

Türkiye’s experience on CBC Programmes started with 2004-2006 Bulgaria-Türkiye CBC. In 2007-2013 and 2014-2020 period, Türkiye had participated in two cross-border cooperation programs, namely the Bulgaria-Türkiye IPA CBC Programme and the European Neighbourhood Instrument Black Sea Basin CBC Programme. As designated by the Article 62 of the Presidential Decree No. 2018/4 of July 15, 2018, the DEUA, affiliated with the Ministry of Foreign Affairs, acts as the National Authority (NA) in Türkiye of the CBC programs.

Türkiye is participating in three CBC programmes in the IPA 2021-2027 period, namely Interreg IPA Bulgaria-Türkiye CBC Programme, Interreg NEXT Black Sea Basin CBC Programme and Interreg NEXT Mediterranean Sea Basin CBC Programme.

EU Process at the Local Level

The Ministry of Foreign Affairs Directorate for EU Affairs organized many events and meetings between 2019-2023 within the scope of the European Union Communication Strategy (EUCS). Based on this strategy, Turkish citizens were informed about EU accession process, Türkiye-EU relations, EU funds, and education & scholarship opportunities provided by the EU for Türkiye. Within the scope of the EUCS, the flagship domestic events were Digital Communication Campaign, IPA Experience Sharing Campaign, the meeting series of “The Future of Europe and Youth”, “EU Meetings with Youth: Our EU Process and Opportunities for Youth”, “EU Membership Process at Provinces” and May 9 Europe Day events.

Through these events, the Directorate meets representatives from public institutions, local administrations, civil society, media and academia, and informs them of the current developments in Türkiye-EU relations and EU projects, grants and training opportunities available for Turkish citizens.

The United States

The Turkish-American alliance has been and continues to be a linchpin of the security and stability of the Euro-Atlantic political landscape. Both countries have overlapping interests on many regional and global issues, such as the Middle East, Ukraine, Afghanistan, the Caucasus, Africa, Libya, anti-terrorism, energy and food security. In this regard, Türkiye and the U.S. have continued to engage in a deepened and meaningful dialogue in 2023 within the framework of the Türkiye-U.S. Strategic Mechanism.

The Türkiye-U.S. Strategic Mechanism, launched in 2021, is designed to address bilateral differences and enhance collaboration in areas of wider cooperation through a structured, sustained and comprehensive dialogue. Since its launch, five meetings have taken place as of December 2023.

The current regional and global environment – including the war in Ukraine – has once again highlighted the relevance and importance of Turkish-U.S. relations. Accordingly, there has been a marked increase in the level and frequency of bilateral contacts, which has helped create and bolster the current positive momentum in the relations.

Yet, some serious bilateral issues directly related to Türkiye’s national security (PKK/PYD/YPG, FETÖ, unilateral sanctions) continue to burden the relationship.

Within the context of Türkiye-U.S. Strategic Mechanism, Counter-Terrorism Consultations are reinvigorated in 2024. Türkiye has been in close cooperation in stemming the flow of illegal migrants to the U.S. through Mexican border.

The U.S. is one of the major trade partners of Türkiye. The bilateral trade volume between Türkiye and the U.S. was U.S.$20.8 billion in 2019, U.S.$21.7 billion in 2020, U.S.$27.8 billion in 2021, U.S.$32.1 billion in 2022. It stood at U.S.$30.6 billion in 2023. Turkish exports to the U.S. were U.S.$9 billion in 2019, U.S.$10.2 billion in 2020, U.S.$14.7 billion in 2021, U.S.$16.8 billion in 2022, and U.S.$14.8 billion in 2023. The total import volume was U.S.$11.8 billion in 2019, U.S.$11.5 billion in 2020, U.S.$13.1 billion in 2021, U.S.$15.2 billion in 2022 and U.S.$15.7 billion in 2023. Moreover, in 2023, the U.S. was Türkiye’s second largest export market after Germany. The two countries set out a U.S.$100 billion trade volume target in 2019, which appears more achievable in light of the upward trends in economic and trade figures. However, trade barriers such as anti-dumping and countervailing measures hinder the trade partnership. Türkiye expects the U.S. to lift those trade measures as well as to revert additional tariffs on steel (25%) and aluminum (10%) which were introduced in 2018. Furthermore, Türkiye imported 5.5 billion cubic meters of liquefied natural gas (“LNG”) from the U.S. in 2021 and is one of the largest importers of U.S. LNG in Europe. Türkiye was the sixth biggest export market for U.S. LNG in 2021. U.S. LNG constituted almost 36% of Türkiye’s total LNG imports in 2022. In 2023, Türkiye imported 4 bcm (28% of total LNG imports) of LNG from the U.S., making the U.S. Türkiye’s largest LNG supplier.

Türkiye hosts more than 2,000 U.S. companies and mutual investments continue to increase.

Even though Türkiye’s removal from the F-35 Program remains a major source of contention, the launch of consultations between Turkish and U.S. military authorities in October 2021 reflects the willingness of both sides to address and resolve their disagreements through dialogue. On Türkiye’s F-16 modernization and procurement request, President Biden sent a letter to the U.S. Congress to demonstrate the support in order to proceed with the sale. Later, Türkiye signed the Letter of Offer and Acceptance in June 2024. However, attempts, especially by certain groups in the U.S. Congress animated by internal political considerations, to link the F-16 request with unrelated issues are delaying the approval process. Türkiye is one of the world’s largest F-16 operators and modernization of its fleet will enhance NATO’s overall deterrence and defense capabilities and make a significant contribution to European security.

Russian Federation

While Türkiye and Russian Federation differ on a number of international issues, the two countries keep their channels of dialogue open and cooperate where possible.

On January 8, 2020, President Putin paid a visit to Türkiye on the occasion of the opening of the TurkStream Gas Pipeline. On August 5, 2022 President Erdogan met with Putin in Sochi. On the margins of the meeting, the two leaders exchanged views on regional and international issues, including the joint fight against terrorism and the situation in Syria. On September 4, 2023, President Erdoğan visited Sochi and met with President Putin. Foreign Minister Fidan visited Moscow on August 31-September 1, 2023 and met with Foreign Minister Lavrov.

The share of Türkiye’s natural gas import from Russia in 2020 was nearly 34% (16.2 bcm) (down from 47% in 2018) and the share of Türkiye’s crude oil import from Russia was 11.1% in 2020 (3.3.mt). In 2021, the share of Türkiye’s natural gas import from Russia was 44.9% (26.3 bcm) and the share of Türkiye’s crude oil import from Russia was 17.3% (5.4 mt). In 2022, the share of Türkiye’s natural gas import from Russia was 39.5% (21.6 bcm) and the share of Türkiye’s crude oil import from Russia was 35.8% (12 mt). In 2023, the share of Türkiye’s natural gas imports from Russia was 42.2% (21.3 bcm) and the share of Türkiye’s crude oil imports from Russia was 34% (10.7 million tons).

The Intergovernmental Agreement between Türkiye and the Russian Federation concerning the TurkStream Pipeline Project was signed on October 10, 2016 and came into force on February 21, 2017. The Agreement provides the construction of two parallel pipelines, each 15.75 bcm/a capacity. The construction of the offshore part of the project was completed in November 2018. The pipeline became operational as of January 1, 2020. TurkStream-1 supplies Russian gas to the Turkish market, while Turkstream-2 supplies gas to Europe. The supply of Russian gas to Serbia via TurkStream-2 started as of January 2021 and to Hungary as of October 1, 2021. Around 12 bcm of natural gas delivered to Europe via Turkstream-2 in 2022.

Work related to the Akkuyu Nuclear Power Plant project is ongoing in accordance with the contractual commitments inscribed in the Intergovernmental Agreement signed on May 12, 2010. The groundbreaking ceremony to mark the start of construction on the nuclear power plant was held in Ankara on April 3, 2018 during President Putin’s visit. Construction permits for all four reactors were issued and construction work for the first three reactors is currently underway. The first reactor of the power plant is scheduled for commissioning in late 2024.

Tourism constitutes another important aspect of Turkish-Russian bilateral relations. 6,313,675 Russian tourists visited Türkiye in 2023.

Another field of economic cooperation is the construction sector. Turkish construction companies have completed projects in Russia, the total value of which has reached U.S.$102 billion as of the end of 2023.

Ukraine

Ukraine has been a strategic partner of Türkiye since 2011. Trade and economic cooperation constitutes an important aspect of Turkish-Ukrainian relations. Despite the war in Ukraine, bilateral trade surpassed the previous year (U.S.$7.42 billion) and reached U.S.$7.6 billion with a slight increase in 2022. It was nearly preserved a year later, in 2023, with a capacity of U.S.$7.13 billion. The common goal is to increase this figure to U.S.$10 billion with the help of the Free Trade Agreement (FTA), which was concluded between the two countries during President Erdogan’s visit to Kyiv on February 3, 2022. The ratification process of the agreement is in its final stages in both countries.

The reconstruction of Ukraine after the war is another area of economic cooperation between two countries. At the start of the war, Turkish contractors in Ukraine had 50 ongoing projects that amounted to U.S.$3.2 billion. Despite the ongoing conflict, Turkish contractors continue to implement several projects in Ukraine. Türkiye is committed to supporting Ukraine throughout its path from early to long-term recovery. The countries signed a memorandum of understanding during President Erdogan’s visit to Lviv on August 18, 2022, regarding cooperation in Ukraine’s post-war reconstruction efforts.

Defense industry cooperation has also intensified in recent years.

Passport-free travel has been enabled between Türkiye and Ukraine since 2017, which has significantly contributed to tourism relations. Türkiye hosted 2 million Ukrainian tourists in 2021. Despite the war, 675 thousand Ukrainian tourists visited Türkiye in 2022 and 840 thousand visited in 2023.

Support for Ukraine’s territorial integrity, sovereignty and independence has been among the priorities of Turkish foreign policy toward the country since 2014. Türkiye does not recognize the illegal annexation of Crimea as well as the four regions occupied in 2022, namely Donetsk, Kherson, Luhansk and Zaporizhia.

The 1936 Montreux Convention is an essential element in the context of Black Sea security and has been impartially implemented by Türkiye for more than eight decades. Thanks to the delicate balance established by the Convention and its implementation by Türkiye, the Black Sea has not turned into a sea of military confrontation and escalation. Türkiye will continue its efforts to manage and prevent escalation in the Black Sea.

Türkiye believes that a just and sustainable peace can be reached through diplomacy only and accordingly will continue its efforts for a diplomatic settlement, the end goal of which is an independent, sovereign Ukraine which preserves its territorial integrity.

Upon the request of the UN and Ukraine, Türkiye played a key facilitating role in finalizing the UN plan for the safe export of Ukrainian grain through the Black Sea. As a result of Türkiye’s contacts with Ukraine and Russia, which included consultations at the highest level, the historic the Black Sea Initiative was signed in İstanbul on July 22, 2022. Until the initiative was ceased on July 17, 2023, about 33 million grains were exported from Ukraine to global markets. This deal helped to stabilize global food prices and to avert a major food shortage.

The Balkans

Türkiye’s policy towards the Balkans aims for a peaceful, stable and prosperous region and is based on four main pillars: security for all, high-level political dialogue, economic interdependence, and the preservation of the multi-ethnic, multi-cultural, and multi-religious social fabric of the region.

Apart from political support, Türkiye also provides assistance to the countries of the region in various areas including economy, energy, culture, education, health, military, and security through its relevant public institutions, municipalities, non-governmental organizations (“NGOs”), and universities.

Türkiye has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative started within the region, its operational arm, the Regional Cooperation Council, and the Multinational Peace Force Southeast Europe/South-Eastern Europe Brigade. Türkiye held the Chairmanship of the SEECP between July 2020 and July 2021 for the third time. Türkiye also assumed the Chairmanship for the period of 2015-2017 within the Southeastern Europe Defense Ministerial Process. Türkiye continues to be active within the Southeast European Law Enforcement Center as well.

Türkiye encourages regional cooperation and promotes the principles of ‘regional ownership’ and ‘inclusiveness’. The trilateral mechanisms pioneered by Türkiye between Türkiye-Bosnia and Herzegovina-Serbia and Türkiye-Bosnia and Herzegovina-Croatia are significant consultation platforms in this regard. The latest Foreign Ministerial Meeting of the Türkiye-Bosnia and Herzegovina-Croatia Trilateral Advisory Mechanism was held in June 2024 in Dubrovnik.

Türkiye also directly contributes to strengthening peace and security in the region through the prominent role it plays in international peacekeeping forces in the Balkans, namely EUFOR Althea and KFOR. On October 10, 2023, a Turkish General assumed the Command of KFOR for a year.

In the aftermath of the COVID-19 pandemic, high level visits regained momentum. In 2022 and in 2023 frequent reciprocal visits occurred with different countries of the region, at the levels of President/Prime Minister, Speaker of the Parliament and Minister, as well numerous technical visits.

There are also established high level political dialogue mechanisms between Türkiye and many Balkan countries. Currently there are functioning High Level Cooperation Councils with Bulgaria, Serbia and Albania and a High Level Strategic Cooperation Council with Romania.

Apart from these, Antalya Diplomacy Forum (ADF) was the site of high level meetings between Türkiye and the Balkans. Balkan countries participated in ADF as following; President of Slovenia and members of the Bosnia and Herzegovina’s Presidential Council, Prime Ministers of Albania, Bulgaria, Montenegro, Kosovo and Foreign Minister of North Macedonia.

Türkiye’s overall trade volume with the countries of this region (Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Kosovo, North Macedonia, Montenegro, Romania, Serbia, and Slovenia) continue to expand. In 2023, trade volume with the Balkan countries reached U.S.$26.5 billion. Located on the transit route between Türkiye and the Western European countries, the Balkans offer significant opportunities for Turkish investors. Turkish companies’ interest towards the region continues to grow. As of the end of 2023, total Turkish investments in the region increased to U.S.$18 billion. In many of the Balkan countries, Türkiye is among one of the top investors.

Tourism constitutes an important dimension of the countries’ economic-commercial relations. Türkiye is one of the most favored destinations for the tourists from the Balkan countries and the number of tourists visiting Türkiye from the Balkans increase every year. Türkiye received around 4.3 million tourists from the Balkans in 2019. While the numbers dropped in 2020 and 2021 due to the pandemic, in 2022 and 2023 it increased to approximately 5 million. Additionally, increasing social contacts have positive effects on the countries’ economic relations.

Greece

High-level visits between Türkiye and Greece continued over the last couple of years.

The first high-level contact with the current Greek government, which came to power on July 8, 2019, was the meeting between the Turkish President Erdoğan and the Greek Prime Minister Kyriakos Mitsotakis on the margins of the UN General Assembly meetings on September 25, 2019. The leaders also met on December 4, 2019 on the sidelines of the NATO Leaders Meeting in London, and on the margins of the NATO Summits in 2021, 2022, 2023 and 2024.

The then Ministers of Foreign Affairs Mevlüt Çavuşoğlu and Nikos Dendias met in New York on September 26, 2019, on the margins of the UN General Assembly meetings, and on November 8, 2019, on the margins of the Western Balkans Forum held in Geneva. Minister of Foreign Affairs Dendias paid a working visit to Türkiye on April 15, 2021 and Minister Çavuşoğlu visited Greece on May 30-31, 2021.

Furthermore, Political Consultations were held in Athens on March 17, 2021 between the Deputy Minister and the Secretary General of the respective Foreign Ministries. After an interval of two and a half years, the Political Consultations were organized in Athens on October 17, 2023 between the Deputy Foreign Ministers. Afterwards, the said mechanism was renamed as the “Political Dialogue” and was held in Ankara on March 11, 2024 at the level of Deputy Foreign Ministers.

In 2023, high-level contacts between the two countries increased. Following the earthquake disaster in Türkiye on February 6, 2023, the then Greek Foreign Minister Dendias visited Türkiye and met with the then Turkish Foreign Minister Çavuşoğlu on February 12, 2023 to demonstrate Greece’s solidarity. Minister Çavuşoğlu and his Greek counterpart Dendias also met during the International Donors Conference in Brussels on March 20, 2023. During the conference, Greece pledged 4 million Euros of financial assistance to Türkiye to be used in the reconstruction of the earthquake-affected areas.

President Erdoğan and Prime Minister Mitsotakis had two separate meetings on the margins of the NATO Summit in July 2023 and the UN General Assembly in September 2023. They agreed to develop relations further and continue high level contacts.

During the huge forest fires in Greece in the summer of 2023, Türkiye sent 2 airplanes and a helicopter to assist in the fire extinguishing efforts.

Greek Foreign Minister George Gerapetritis paid a working visit to Ankara and met with Turkish Foreign Minister Hakan Fidan on September 5, 2023.

Greek Minister of Migration Dimitris Kairidis visited Ankara on November 23, 2023 and met with Turkish Interior Minister Ali Yerlikaya in order to discuss cooperation on preventing irregular migration.

After an interval of 7 years, the 5th Meeting of High-Level Cooperation Council (HLCC) took place under the co-chairmanship of President Erdoğan and Prime Minister Mitsotakis on December 7, 2023 in Athens. During the Council, the leaders signed the Athens Declaration on Friendly Relations and Good Neighbourliness. Moreover, 15 agreements, memoranda of understanding and joint statements were signed on various fields such as economy, transport, tourism, education, sports, science and technology.

The countries’ mutual desire to bridge differences through dialogue and promote cooperation has had a positive impact on other dimensions of bilateral relations, such as trade, economy, and tourism. In 2021, Türkiye and Greece launched a “Joint Action Plan” to promote bilateral economic and trade ties. There has been concrete progress on various items of the Joint Action Plan in areas including tourism, transport, environment, trade, health, education and energy. By the end of 2023, five meetings were held within the scope of the Joint Action Plan, at the level of Deputy Ministries of Foreign Affairs.

The bilateral trade volume between Türkiye and Greece decreased to U.S.$3.1 billion in 2020 due to the overall fall in imports in Türkiye and global trade disruptions by the COVID-19 pandemic. However, in 2021, the trade volume increased by 69% compared to 2020 and registered at U.S.$5.28 billion. In 2021, Türkiye’s exports to Greece amounted to U.S.$3.12 billion, while its imports reached U.S.$2.16 billion. In 2022, the trade volume was noted as U.S.$5.49 billion. Türkiye’s exports to Greece amounted to U.S.$3.30 billion. Its imports, on the other hand, reached U.S.$2.19 billion. In 2023, the trade volume increased to U.S.$5.79 billion. Türkiye’s exports to Greece reached U.S.$ 4.17 billion, while its imports were recorded as U.S.$1.62 billion.

During the December 2023 HLCC meeting in Athens, President Erdoğan and Prime Minister Mitsotakis declared their intention of increasing the trade volume to U.S.$10 billion.

Greek foreign direct investment (stock) in Türkiye was U.S.$48 million in 2019, U.S.$57 million in 2020, U.S.$204 million in 2021, U.S.$127 million in 2022 and U.S.$92 million in 2023.

The amount of Turkish foreign direct investment in Greece (stock) was U.S.$32 million in 2019, U.S.$47 million in 2020, U.S$77 million in 2021, U.S.$59 million in 2022 and U.S.$64 million in 2023.

The total volume of gas delivered to Türkiye through the Trans-Anatolian Natural Gas Pipeline (“TANAP”) as of December 31, 2023 reached 25.2 bcm. The current delivery capacity of TANAP to Türkiye and Europe is 16 bcm and is intended to increase initially to 23 bcm and 31 bcm. Trans Adriatic Pipeline (“TAP”) started its commercial operation as of November 15, 2020. The total volume of gas delivered to Europe via TANAP and TAP reached 31.0 bcm as of the end of 2023. In 2019, Türkiye attracted 820,142 tourists from Greece, while 789,315 tourists from Türkiye visited Greece. In 2020, about 136,000 tourists from Türkiye visited Greece and Türkiye received 135,000 tourists from Greece. In 2021, about 144,000 tourists from Türkiye visited Greece and Türkiye received 134,000 tourists from Greece. In 2022, 567,819 tourists from Türkiye visited Greece and Türkiye received 569,795 tourists from Greece. In 2023, 890,442 tourists from Türkiye visited Greece, while Türkiye received 686,480 tourists from Greece.

The Aegean Sea and Outstanding Aegean Issues

There are a number of closely linked and interrelated disputes in the Aegean between Türkiye and Greece, which include: the breadth of territorial sea and national airspace, delimitation of territorial sea and continental shelf, sovereignty of small islands, islets and rocks, violation of demilitarized status of Eastern Aegean islands, and service areas FIR, SAR, NAVTEX. Türkiye is in favor of achieving a comprehensive, fair and lasting solution to all Aegean disputes, namely the “outstanding Aegean issues”, in accordance with international law.

Firstly, the breadth of territorial waters in the Aegean are currently at 6 nautical miles for both Türkiye and Greece. Greece’s efforts to extend the breadth of territorial waters is one of the major disputes in the Aegean Sea. Any further extension of Greek territorial waters beyond 6 nautical miles will block Türkiye’s access to international waters and severely hinder freedom of navigation in the Aegean Sea.

Secondly, continental shelf boundary between two countries is yet to be delimited. The main reason distorting the equity and complicating the delimitation of continental shelf are the Greek islands located in the close vicinity of Turkish mainland. Türkiye aims for an equitable delimitation of continental shelf in the Aegean Sea, where special geographical circumstances prevail.

Thirdly, Greece claims that her national airspace is 10 nautical miles, despite her breadth of territorial waters being only 6 nautical miles. This is in contravention of international law. A US State Department report to the Congress in 2020 confirmed that Greece is the only country in the world with unmatching territorial sea and airspace claims. Within this framework, Greek claims on the so-called airspace violations of Türkiye are baseless. Greek military aircraft conduct flights close to Turkish mainland, violate Turkish airspace even on Turkish land territory and harass Turkish aircraft flying in the Turkish and international airspace.

Fourthly, there is also the dispute of certain geographical formations in the Aegean Sea, which were not ceded to Greece through valid international treaties. The dispute is closely related to a lack of territorial sea delimitation agreement between the two countries.

Violation of the demilitarized status of Eastern Aegean Islands by Greece in violation of international treaties is the fifth dispute in the Aegean. The sovereignty of those islands was ceded to Greece by 1923 Lausanne and 1947 Paris Peace Treaties with the condition that they would be kept demilitarized. Greece has been in material breach of her legal obligations of 1923 Lausanne and 1947 Paris Peace Treaties since 1960s, through troop concentrations, establishing permanent military installations and conducting military activities in the Eastern Aegean Islands. Those islands are in close proximity to the Turkish mainland. Their location and status have implications for Türkiye’s national security. Türkiye rejected and protested these violations from the very outset, both at bilateral level and at the UN and NATO. Türkiye sent three letters in 2021 and 2022 to the UN and urged Greece to reinstate the demilitarized status of the Aegean islands. Greece avoids taking up this issue in bilateral negotiations and referring it to the ICJ. In order to conceal its open denial of the conventional obligations, Greece chose to distort Türkiye’s messages and present them as provocations in order to mislead international public opinion.

Lastly, the dispute of service areas is another source of dispute in the Aegean. Flight Information Region (FIR) is an area defined for providing air navigation services. Greece has been attempting to impose FIR as an area of sovereignty and labels the use of international airspace over the Aegean by Turkish military aircraft without prior notification as violations. This interpretation of FIR has no legal basis. Also, Turkish and Greek search and rescue regions are overlapping in the Aegean Sea. The cooperation and coordination are essential and the foremost concern in SAR operations is the safety of human life, however Greece strongly objects to coordination for that purpose. Türkiye is ready to engage in discussions to establish the required arrangements on search and rescue services as stipulated in the Articles 2.1.4 and 2.1.5 in the Annex to 1979 Hamburg Convention, to which Türkiye and Greece are both parties, in order to ensure the safety of human life in the region.

Türkiye and Greece have established multiple dialogue mechanisms to address the Aegean disputes. Türkiye is fully committed to the peaceful settlement of these disputes through sincere dialogue and meaningful negotiations in a spirit of mutual understanding in accordance with international law and jurisprudence. It would serve the interests of both countries and the whole region to defuse tension and create conditions that would promote communication and dialogue. In this regard, Türkiye expects Greece to adhere to good neighborly relations and believes in the utmost necessity of engaging in bilateral contacts to resolve the outstanding disputes in the Aegean and the Eastern Mediterranean.

Cyprus

Developments in the Cyprus Settlement Process

The UN Secretary-General met informally with the Turkish and Greek Cypriot leaders on November 25, 2019. In his statement following the meeting, he underlined that he has agreed to extend his efforts to achieve terms of reference to serve as a consensus starting point for phased, meaningful, and results-oriented negotiations at the earliest feasible opportunity and he committed to explore with the Turkish Cypriot leader and the Greek Cypriot leader and with the guarantor states the possibility to convene an informal five-plus-UN meeting at an appropriate stage.

The UN Secretary General then paused his efforts towards a settlement until the end of the Presidential elections in North Cyprus.

The Turkish Cypriot Presidential elections, scheduled to be held in April 2020, were postponed due to the COVID-19 pandemic. The leader of the National Unity Party and Prime Minister Ersin Tatar, who advocated a two-state settlement, won the elections held on October 18, 2020.

Following the elections, UN senior official Ms. Jane Holl Lute resumed her contacts with the two sides on the Island and the guarantor states with a view to holding the informal five-plus-UN meeting.

UN Secretary General, in his letter dated October 26, 2020, proposed to convene an informal meeting, in line with the then Minister H.E. Mevlüt Çavuşoğlu’s previous offer, to determine if there is a common ground between the two sides on the Island with a view to launching formal negotiations. The Turkish and Greek Cypriot sides both indicated their readiness for the meeting.

This informal 5+UN meeting, hosted by the UN Secretary General, was held between April 27-29, 2021 in Geneva with the participation of the Turkish and Greek Cypriot sides as well as the guarantor countries Türkiye, Greece, and the UK. The meeting aimed at finding whether common ground exists to start a new negotiation process.

During the meeting, TRNC President Ersin Tatar explained in detail why the federation model failed to provide any solution to the Cyprus issue in the last 50 years. He stated that sovereign equality and equal international status of the Turkish Cypriot people should be reaffirmed first, and then two States can launch negotiations in order to establish a cooperative relationship. Accordingly, he submitted a written, six point proposal, which was comprised of the following six items: 1. UN Security Council’s adoption of a new Resolution that guarantees sovereign equality and equal international status of Turkish Cypriot people; 2. Launching negotiations towards a cooperative relationship on this new basis; 3. Negotiations on the bilateral relations as well as the issues of property, security, border arrangements, and relations with the EU; 4. Negotiations to be supported by the guarantor countries and the EU as an observer when necessary; 5. Two states’ recognition of each other within the framework of a reached agreement; and 6. Holding separate referenda.

On the other hand, the Greek Cypriot side insisted on the resumption of the negotiations from where they were “left off” in Crans-Montana in July 2017, and supported the bi-zonal, bi-communal federation model, efforts for which Türkiye has contended are exhausted.

Following the meeting, the UN Secretary General expressed that “sufficient common ground could not be found” to launch formal negotiations between the parties. However, he indicated that he would continue his efforts and another meeting would be held in the near future.

UN senior official Jane Holl Lute, who was appointed by the UN Secretary-General to consult with the parties, left her post at the end of August 2021.

The UN Secretary General hosted an unofficial lunch with the participation of both leaders in September 2021, on the margins of UN General Assembly. No press statements were made after the meeting.

UN Secretary-General Guterres appointed Canadian diplomat Colin Stewart as Special Representative of the UN Secretary-General and Head of UNFICYP replacing Elizabeth Spehar, whose term of office ended on November 30, 2021. Stewart took office on December 6, 2021 and hosted a New Year’s Reception with the participation of the two leaders on December 14, 2021.

TRNC President Ersin Tatar conveyed cooperation proposals based on the sovereign equality of the two sides with two letters dated July 1 and 8, 2022 to the Greek Cypriot side through the UN. In these letters, cooperation on (i) hydrocarbon resources, (ii) electricity interconnection, (iii) renewable energy, (iv) water, (v) irregular migration and (vi) demining were proposed to the Greek Cypriot side.

In his address to the 77th General Assembly of the United Nations on September 20, 2022, President Erdoğan pointed out that there are two separate peoples and States on the Island, and that the key to a settlement is the reaffirmation of the sovereign equality and equal international status of the Turkish Cypriot people, President Erdoğan made a call to the international community to recognize the TRNC as soon as possible. The essence of this call is to eliminate the difference of status between the Sides on the Island through the recognition of the TRNC by the UN member states, as the UN Security Council has not yet taken a step towards the reaffirmation of sovereign equality and equal international status of the Turkish Cypriot people since 5+UN unofficial meeting held in Geneva in April 2021.

On September 19, 2023, President Erdoğan reiterated his call on the international community to recognize the TRNC, stating that diplomatic and commercial relations should be established with the TRNC to bring an end to the unjust and inhumane isolation imposed upon the Turkish Cypriots.

The Greek Cypriots’ Unilateral Hydrocarbon-related Activities in the Eastern Mediterranean

In the past decade, the Greek Cypriots’ hydrocarbon-related activities in the Eastern Mediterranean have become a primary destabilizing factor for the region. Following the Greek Cypriots’ unilateral declaration of claimed licensing blocks and the beginning of the Greek Cypriots’ first offshore drilling activities in September 2011, a continental shelf delimitation agreement was signed between Türkiye and the Turkish Republic of Northern Cyprus. This was a necessary counter-step to the Greek Cypriots’ unilateral offshore drilling activities, even though the Turkish side was, in principle, opposed to such undertakings in the absence of a comprehensive settlement. The Government of the TRNC subsequently issued licenses for the exploration and exploitation of oil and gas reserves around the Island to the Turkish Petroleum Corporation and signed an Oil Field Services and Production Sharing Agreement with the Corporation.

The Greek Cypriot side continued its unilateral offshore activities throughout the remainder of the 2008-2017 negotiation process. In the interim between the Geneva and Crans-Montana sessions of the Conference on Cyprus, the Greek Cypriots signed exploration and exploitation contracts with several international hydrocarbon companies and consortiums in April 2017.

Both the Turkish Republic of Northern Cyprus and Türkiye protested, drawing attention to the problematic nature of activities carried out by hydrocarbon companies in maritime areas over which the Turkish Cypriots have rights. Türkiye also emphasized yet again that a significant segment of blocs number 1, 4, 5, 6 and 7 fall within Türkiye’s continental shelf and that foreign companies shall not be permitted to carry out unauthorized hydrocarbon exploration and exploitation activities in Türkiye’s maritime jurisdiction areas. Türkiye reiterated its call on the Greek Cypriot side to take into consideration the inalienable rights of the Turkish Cypriot people on the Island’s natural resources. Türkiye also emphasized that it would continue to take all necessary measures to protect its rights and interests in its continental shelf as well as the rights and interests of the Turkish Republic of Northern Cyprus.

Similar warnings regarding the actions being taken by the Greek Cypriot Administration were issued by Türkiye when a drilling vessel arrived in the region in July 2017 as well as in December 2017. Türkiye finds it unfortunate that despite all the cautionary messages given by the Turkish and Turkish Cypriot sides, the Greek Cypriots insist on carrying unilateral activities related to hydrocarbon resources. For instance, in February 2018, when a drilling vessel arrived in the so-called block number 3, which falls within the area licensed to the Turkish Petroleum by the TRNC.

In this vein, Turkish flagged drilling ships Fatih and Yavuz have launched offshore drilling operations between 2018 and 2020, Barbaros Hayreddin Paşa and Oruç Reis ships conducted seismic survey operations between 2017 and 2020 within the Turkish continental shelf that has been declared to the UN on March 18, 2020 and in the licensed areas granted to Turkish Petroleum by the TRNC Government on behalf of TRNC.

Turkish Cypriot authorities presented an official proposal concerning the hydrocarbon resources of the Island on July 13, 2019. The proposal, which Türkiye fully supports, envisages that Turkish Cypriots and Greek Cypriots, as the co-owners of the Island, cooperate on hydrocarbon resources over which they have equal rights (including revenue sharing) and benefit from these resources simultaneously. The Greek Cypriot side has rejected the proposal thus far, but, it is still on the table and workable.

Türkiye continues to emphasize that the Island’s natural resources do not belong only to the Greek Cypriots because the rights of the Turkish Cypriots are inherent and push for a mechanism that will allow the Turkish Cypriots to participate equally in decision-making from the initial stage with regard to hydrocarbon exploration and exploitation is necessary.

Türkiye stands committed to protecting its, as well as the Turkish Cypriots’ legitimate rights and interests in the Eastern Mediterranean and taking all necessary steps to this end.

On the other hand, the issue of hydrocarbons could be taken up independently of the Cyprus settlement process, irrespective of the direction the settlement process might take in the future.

In order to facilitate dialogue and cooperation in the Eastern Mediterranean, Türkiye has called for a regional conference on the Eastern Mediterranean that could be an opportunity to generate an inclusive cooperation mechanism in which none of the actors in the region will be excluded.

Iraq

Türkiye wishes to see a secure, stable, democratic, and prosperous Iraq. Turkish-Iraqi relations are characterized by the principle of indivisibility of security, geographical continuity, and complementarity in economic, commercial and transportation fields as well as cultural and demographic affinities. These strong bonds offer a tremendous potential to develop political, security, and economic cooperation between Iraq and Türkiye in the region.

Türkiye seeks enduring stability in Iraq while strongly supporting Iraq’s political unity and territorial integrity. Türkiye is promoting social cohesion and an inclusive approach in Iraq as it reaches out to all segments of Iraqi society.

Türkiye continues working on efforts to enhance its cooperation with Iraq especially in the fields of security, reconstruction, energy, water, transportation, connectivity and investment. Türkiye offers a safe and secure transit outlet for Iraqi oil and possible gas exports. The ITP Agreement is set to expire at the end of 2025. Türkiye supports Iraq’s Development Road Project on the basis of “regional ownership” and “connectivity” and considers its implementation as a step forward to ensure Iraq’s reintegration with the region. The Project envisages the transportation of goods from Asia and the Gulf countries to Europe by connecting Al-Faw Port to Türkiye with a 1200 km two-way highway and railway. Iraq was the third largest export destination of Türkiye in 2023. Turkish bilateral trade volume with Iraq was U.S.$ 19.8 billion in 2023 (exports: U.S.$12.7 billion; imports: U.S.$7.1 billion). Türkiye is determined to further increase this figure by contributing to Iraq’s reconstruction process.

The field of energy is one of the main pillars of bilateral relations between Türkiye and Iraq. Iraq was the largest supplier of crude oil to Türkiye, with Iraqi crude oil constituting around 40% of Turkish crude oil imports in 2020 and 42.5% in 2021. In 2022, Türkiye imported 12.5 million tons of crude oil from Iraq, while in 2023, due to the temporary closure of the ITP pipeline following the damage from the 2023 earthquake, Türkiye’s imports of Iraqi oil in 2023 stood at 9.8 million tons. Türkiye informed the Iraqi side of the readiness of Türkiye to resume oil flow from ITP in October 2023. However, the Iraqi Central Government has not yet taken any steps to this end.

The Türkiye-Iraq High Level Strategic Cooperation Council (“HLSCC”), which was established in 2008 and held its first meeting in Baghdad in 2009, provides the legal framework to enhance bilateral cooperation between the two countries in a more structured fashion. The purpose of the HLSCC, which is the first mechanism signed by Turkey of this kind, is to achieve economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health, transportation and water. The second meeting of the HLSCC was held in December 2014 in Ankara and the third meeting was held in January 2017 in Baghdad.

Economy and trade are among the main areas of cooperation between the two neighbors. The 19th session of the Joint Economic Commission between Türkiye and Iraq held in Baghdad on November 21-22, 2023 rendered the opportunity to address key issues in bilateral economic relations and obstacles to free trade. Türkiye-Iraq Business, Investment and Contracting Forum, organized in İstanbul under the auspices of Türkiye-Iraq Business Council on November 19, 2021 was also an occasion in which business people, contractors and sector representatives from both countries gathered to discuss pressing issues. Moreover, negotiations are continuing for the establishment of a Joint Economic and Trade Committee (JETCO) between Türkiye and Iraq.

Türkiye proposed the establishment of the “Joint Standing Committee” to enhance cooperation in the field of water on a rational and scientific basis, taking into account the common interests of both countries. Its first meeting was held in Ankara on 16-17 November 2023 and the 2nd Joint Standing Committee meeting on water was held in Baghdad on July 1st 2024 and constituted a significant step forward.

Türkiye believes Iraq harbors many opportunities with its young and dynamic population and economic potential. Türkiye is convinced that eradicating all forms of terrorism, including PKK, from the Iraqi soil will create the necessary environment to tap this potential. In December 2023, Iraq officially acknowledged that the PKK poses a “common threat” to the security and prosperity of Türkiye, Iraq and the entire region within the context of the high-level security talks between two countries. While Türkiye welcomed this step, it stressed its ultimate expectation from Iraq to officially recognize PKK as a terrorist organization and to remove it from its soil. Türkiye declared its readiness to cooperate with Iraq to this end.

Iran

Turkish-Iranian bilateral relations are evolving based on the principles of non-interference in domestic affairs, mutual respect, and good neighborliness. Efforts are made to further enhance the political dialogue both on bilateral and regional issues, through reciprocal visits and mechanisms such as the High Level Cooperation Council (the “HLCC”), and joint commissions in different sectors. Since the formation of the HLCC in 2014, Turkish-Iranian relations have been carried out in a structural framework. As of December 2023, seven HLCC meetings were co-chaired by Turkish and Iranian Presidents. Türkiye has constantly sought to engage Iran in efforts to improve regional stability. Therefore, Türkiye’s relationship with Iran is an asset not only for Türkiye but also for the region and international community.

Given the already volatile and unstable security environment, Türkiye believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Türkiye is of the view that diplomacy and dialogue should be the basis of resolving international issues. Türkiye attaches importance to the preservation and full implementation of the Joint Comprehensive Plan of Action (JCPOA) by all Parties. With this understanding, Türkiye supports all efforts to revitalize the stalled JCPOA talks.; and hence its reactivation. Türkiye supports the International Atomic Energy Agency’s (IAEA) role in monitoring and verifying the implementation of the JCPOA.

Iran is an important neighbor and trading partner of Türkiye. The COVID-19 pandemic and U.S. sanctions negatively affected the volume of trade in 2019 (U.S.$6.33 billion) and 2020 (U.S.$3.44 billion). Bilateral trade has recovered after the pandemic, reaching U.S.$5.59 billion in 2021, U.S.$6.42 billion in 2022 and U.S.$5.49 billion in 2023, respectively. Türkiye’s major products exported to Iran are internal combustion engines, extracts of tobacco and similar products, hygienic products and diapers, zinc ores, passenger cars, components for land vehicles, particle boards, paper and cardboards. Türkiye’s major import products from Iran are natural gas, raw zinc, aluminum, plastics in various forms and fertilizers.

The tourism sector constitutes a major part of services and goods traded between the two countries. 2.1 million Iranian citizens visited Türkiye in 2019 and the number decreased to 385 thousand in 2020 due to the COVID-19 pandemic. The number of Iranian tourists visiting Türkiye has increased as the COVID-19 pandemic has waned, reaching 1.5 million in 2021, 2.3 million in 2022, and 2.5 million in 2023. As such, Iranians constituted the 5th highest number of tourists visiting Türkiye. 172,769 Turkish citizens visited Iran in 2023.

As a matter of geopolitical necessity and good neighborly relations, Türkiye aims to develop its economic and trade relations with Iran. Türkiye believes that increased trade would further the well-being of the people of the region and help improve regional stability. In this regard, the Preferential Trade Agreement (PTA) between Türkiye and Iran, which came into effect in 2015, was instrumental in increasing bilateral trade. Iran started to partially implement the PTA after the U.S. re-introduced the sanctions on Iran in 2018.

Syria

Türkiye has invested substantial resources for the resolution of the conflict in Syria as well as the protection and well-being of Syrians in the last ten years. Prior to the conflict that began in March 2011, the thriving relations between Türkiye and Syria had contributed positively to regional security and stability as well as bilateral trade, investment, and tourism until the conflict erupted. Nowadays, Türkiye’s presence is a balancing factor, given the stationing and position of the various actors on the ground.

The regime’s aggression and the growing presence of extremist and terror elements (particularly in the northern parts of Syria) constitute a deep and increasing concern for Türkiye’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security and had a direct impact on Türkiye’s national security. (See “Description of the Republic—Foreign Policy—Terrorism” for more information on Türkiye’s fight against DAESH.)

Following the announcement on December 19, 2018 of the U.S. Administration’s decision to withdraw its forces from Syria, Türkiye and the U.S. held talks in relation to the implementation of the decision in close coordination and cooperation between the two countries, as well as on the details of the establishment of a possible “safe zone” against the emergence of any power vacuum which could be exploited by terrorist organizations, particularly DAESH and PKK/PYD/YPG, or the regime and its supporters.

Despite a preliminary understanding reached between the two countries in early August 2019 towards jointly establishing in northeast Syria a safe zone from which PKK/PYD/YPG elements were to be removed, PKK/PYD/YPG presence in areas that were to be declared as safe zones remained intact. Türkiye-U.S. joint land patrols and reconnaissance flights, which were conducted on the basis of the said preliminary understanding, verified continued PKK/PYD/YPG presence on the ground.

On October 9, 2019, the Turkish Armed Forces, together with the Syrian National Army, launched “Operation Peace Spring” (“OPS”) against PKK/PYD/YPG and DAESH terrorists in northeast Syria. The goals of OPS were announced as to ensure the security of Türkiye’s borders, to neutralize terrorists in the region and to save the Syrian people from the oppression of terrorists. OPS was conducted on the basis of international law, in accordance with Türkiye’s right of self-defense under Article 51 of the UN Charter and the relevant resolutions of the UN Security Council on the fight against terrorism. Türkiye has paused OPS after a joint statement was announced with the U.S. on October 17, 2019. Nearly a 145-kilometer-wide area between Tal Abyad and Ras al-Ayn has been cleared of terrorist elements to a depth of 30 kilometers. On October 22, 2019, Türkiye concluded with Russia a Memorandum of Understanding by which the latter committed to remove PKK/PYD/YPG from territories to the west and east of the OPS area as well as from Manbij and Tal Rifat. However, these commitments have not been fulfilled.

Following the terrorist attack in Istanbul in November 2022 which was planned and ordered by the high rank members of the PKK/PYD in Syria, which resulted in killing of 6 civilians including 2 children, Operation Claw-Sword was carried out on November 19-20, 2022, in line with Türkiye’s right to self-defense arising from the Article 51 of the UN Charter. Terrorist elements in Syria and Iraq were targeted during this operation.

In October 2023, following the terrorist attack in Ankara on October 1, 2023, Türkiye conducted airstrikes targeting the direct sources of income and capabilities of the terrorist organization PKK/PYD/YPG. These counter-terrorism strikes were again initiated in December 2023 upon the continued attacks from the terrorist organization in Syria and Iraq.

The situation in Syria deteriorated from 2016-2020, with attacks against innocent civilians and continued use of heavy bombardment (ballistic missiles and barrel bombs) as well as chemical weapons. By the end of 2023, the number of Syrians who sought refuge in neighboring countries reached approximately 5.6 million and the death toll surpassed 500,000. As a result of Türkiye’s diplomatic efforts with Russia, calm has been partially achieved in the northwest of Syria, namely Idlib Deconfliction Zone; however, the severity of the humanitarian situation continues. As of December 31, 2023, the number of those in need of assistance inside Syria has risen to 16.7 million. Devastating earthquakes occurred in northern Syria and Türkiye on February 6, 2023, with almost 6,000 deaths and more than 12,800 people injured in Syria, which added agony to the ongoing humanitarian crisis in the country, increasing the strain on services, causing displacement, and inflicting widespread damage

Türkiye is continuing her humanitarian efforts to provide shelter and other basic needs of those affected by the protracted conflict in Syria. By the end of 2023, 63,881 Syrians were hosted in 9 temporary accommodation centers in 7 different provinces in Türkiye, and the total number of Syrians under temporary protection in Türkiye was 3,214,780.

Further, the Turkish Government as of December 2023 has spent more than U.S.$40 billion (inclusive of NGOs and municipalities), whereas the total contribution Türkiye has received from the international community has not met Türkiye’s expectations. Türkiye continues to be one of the biggest host country in the world according to the UN figures.

On October 6, 2015, a draft action plan (the “Action Plan”) was published reflecting an agreement between the EU and the Republic of Türkiye to cooperate on support of Syrians and migration management to address the unprecedented refugee crisis created by the situation in Syria. The Action Plan identified collaborative actions to be implemented as a matter of urgency by the EU and Türkiye with the objective to manage the massive influx of refugees and prevent uncontrolled migratory flows from the Aegean Sea to the EU. The Action Plan contemplated immediate implementation, jointly steered and monitored by the European Commission and the High Representative / Vice President and Türkiye through the establishment of the EU-Türkiye high-level dialogue on migration. On November 29, 2015, the leaders of the European Union met in Brussels with their Turkish counterparts. In this meeting, the European Union declared that it is committed to provide an initial 3.0 billion Euros of resources for Syrians under temporary protection in Türkiye. On March 18, 2016, the EU agreed on a wide range of proposals with Türkiye to manage the migration crisis, including the return of irregular migrants, accelerating the visa-liberalization process for Turkish citizens and responsibility and burden sharing regarding Syrians. According to the agreement, the EU allocated 3.0 billion Euros to Syrians in Türkiye in response to the efforts for reducing irregular migration and making passage to Europe safe. The EU further committed to allocate an additional 3.0 billion Euros by the end of 2018. As of the end of December 2018, only 1.7 billion Euros of these allocated funds have been disbursed to Türkiye. (As of June 2019, only 2.19 billion Euros of the first 3.0 billion and 152 million Euros of the second tranche have been disbursed to Türkiye.)

As a response to the shattering infrastructure and lack of services within Syria, Türkiye mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was approximately U.S.$1,258 billion as of December 2023. It has also facilitated the passage of humanitarian aid sent by third countries to Syria following the earthquakes. Since July 2014, Türkiye has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of relevant UN Security Council Resolutions. However, the UN Security Council failed to extend the resolution authorizing UN cross-border aid delivery to north-west of Syria via Cilvegözü/Bab Al-Hawa in July 2023. Shortly thereafter, an understanding emerged between the Syrian regime and the UN and its partners for a six-month continuation of the utilization of the Bab Al-Hawa crossing to deliver humanitarian aid from Türkiye to civilians in need in the north-west of Syria, starting from July 13, 2023. Opened briefly after the February 2023 earthquakes, Öncüpınar/Bab Al-Salam and Çobanbey/Al Ra’ee crossings also continued to be used by humanitarian actors based on consent from the Syrian regime to support the affected populations. As of December 31, 2023, a total of 60,705 trucks of UN humanitarian shipments have been sent to Syria through Turkish border gates. 100% of all cross border humanitarian operations to Syria is conducted via Türkiye.

On December 18, 2015, the United Nations Security Council unanimously adopted the Resolution 2254 endorsing an international roadmap for a Syrian peace process. In order to contribute to international efforts to achieve lasting peace in Syria in line with Resolution 2254, Türkiye started with Russia and Iran the “Astana-format” meetings.

Since its first meeting from January 23-24, 2017, high-level Astana meetings between the two conflicting parties, the guarantors of the ceasefire regime (Türkiye, Russia, and Iran) and observers, namely the UN, the U.S., Jordan, Iraq and Lebanon have been regularly held. The aim of the Astana meetings has been to reduce violence on the ground, adopt measures to build confidence between the conflicting parties and revitalize the political process. In addition to regular “Astana-format” meetings, the guarantor states also meet at the Presidential and Ministerial levels. In order to create a synergy between the Astana countries and the “Small Group” countries and to converge their positions on Syria, the leaders of Türkiye, Russia, France and Germany came together at the Quadrilateral Summit held on October 27, 2018 in Istanbul. As a follow up, two Quadrilateral Summits were held with a special focus on Syria, involving Türkiye, France, Germany and the UK, in London on the sidelines of the NATO Leaders’ Meeting on December 3, 2019 and via videoconference on March 17, 2020. Lastly, a Quadrilateral Meeting of the Foreign Ministers of Türkiye, the United Kingdom, Germany and France was held on May 19, 2020 via videoconference. In 2023, during the visits of Turkish Minister of Foreign Affairs and his Deputy to the U.S., in January and June respectively, Syria was among the main topics discussed with American counterparts, and later, both countries agreed to hold regular consultations on Syria.

Idlib continues to be another flashpoint due to the regime’s and its backers’ indiscriminate attacks against civilians and civilian structure, especially since May, 2019. Idlib was designated as a “de-escalation area” by Astana guarantors in 2017. At the Sochi Summit in 2018, Türkiye and Russia signed a memorandum to support the de-escalation efforts and preserve Idlib’s status. The regime’s ceasefire violations throughout 2019 and early 2020 impeded efforts to fully implement the Memorandum. From May 2019 until February 2020, more than 2,000 civilians were killed and more than 1.5 million people were displaced towards the Turkish border due to the regime’s air and land attacks. More than 300 civilian facilities, including schools and hospitals, were destroyed. Turkish observation posts established in line with the De-Escalation Memorandum were targeted and some were encircled. In its attacks, the regime used the pretext of combatting terrorism. However, its deliberate targeting of civilians only fueled further radicalization. This aggression triggered a new humanitarian catastrophe, a mass migration flux towards Türkiye and beyond, and risked the collapse of the political process.

In response to the regime’s increasing ceasefire violations in Idlib and following its deliberate targeting of a Turkish military convoy on February 27, 2020, Türkiye launched “Operation Spring Shield” on the same day on the basis of her right of self-defense. The operation was conducted with the aims of protecting civilians by ending the regime’s aggression and preventing a new humanitarian crisis as well as mass displacement movements into Türkiye. Following Operation Spring Shield, Türkiye and Russia signed an Additional Protocol to the 2018 Sochi Memorandum on March 5, 2020 in Moscow. The Additional Protocol re-established ceasefire in Idlib. Thanks to the ceasefire in Idlib, more than 560,000 internally displaced people have returned to their homes.

The positive momentum achieved in the Syrian theater, thanks to the Astana meetings, paved the way for the resumption of the UN-mediated political process in Geneva, making it possible to hold six new rounds from February 2017 to January 2018. Following the call of the Syrian National Dialogue Congress of January 30, 2018 held in Sochi, the delegates called for the establishment of a Constitutional Committee to advance the political process and pave the way for free and fair elections in Syria.

At their 5th Tripartite Summit, held on September 16, 2019 in Ankara, the Astana guarantors reached an understanding on the composition of the Constitutional Committee. The Committee was established as a result of UN’s and Türkiye’s intense efforts, and, following the announcement of its establishment by UN Secretary-General on September 23, 2019, it officially started its work on October 30, 2019 in Geneva. This step has been a milestone contributing to the revitalization and advancement of the political process. The first round of the meetings of the Committee’s Drafting Body were held in Geneva on November 4-8, 2019. It was noted as a positive development that the regime recognized the opposition for the first time as a direct interlocutor in the political track. As of December 2022, eight rounds of meetings have been held by the Committee’s Drafting Body in Geneva. However after the eighth round, the Russian side objected to holding the meetings in Geneva, citing that the Switzerland is not neutral anymore after the sanctions it imposed on Russia following the war in Ukraine. On the other hand, the first eight meetings did not yield tangible results as to the substance due to intransigent attitude of the regime. To this end, Türkiye gives full support to Special Envoy of the UN Secretary General for Syria Geir Pedersen’s efforts to convene the next meeting of the Constitutional Committee under the auspices of the UN without further delay.

Türkiye continues to cooperate with its regional and international partners in order to end the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Türkiye remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique and the UN Security Council Resolution 2254.

Palestine & Israel

After October 7, 2023, finding a just, lasting, and comprehensive settlement to the Israeli-Palestinian conflict has become more important and urgent than ever. Türkiye supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on 1967 borders that would lead to the establishment of an independent, sovereign and contiguous State of Palestine with East Jerusalem as its capital, to live in peace and security side by side with the State of Israel.

On October 7, 2023, Türkiye strongly condemned the loss of civilian lives and called on the parties to act with restraint and avoid impulsive steps. Since then, in the face of continuation of indiscriminate Israeli attacks despite all international calls, the resolutions of the UN Security Council as well as the provisional measures indicated by the International Court of Justice, Türkiye has exerted every diplomatic effort possible to help achieve a permanent ceasefire in Gaza. Turkish efforts aim to end the civilian bloodshed and prevent expansion of the war to other parts of the region.

On a separate track, Türkiye also supports a political process aiming at a just and lasting solution to the Israeli-Palestinian conflict based on the two-state vision. Considering the deteriorating humanitarian situation, Türkiye has also provided enormous amount of humanitarian aid to Gaza and strongly supports unhindered humanitarian access in accordance with international humanitarian law. Türkiye continues to work for regional and global peace in collaboration with its regional and international partners and allies. Türkiye has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. Türkiye carries out projects relating to health, education, technical assistance, protection of cultural heritage, and water supply in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), the Turkish Disaster and Emergency Management Authority, and the Turkish Red Crescent. The total number of assistance projects reached 1,100, carried out by TİKA.

As part of Turkish support to Palestine and Palestine refugees, Türkiye contributed U.S.$10 million to UNRWA in 2020 and U.S.$1 million to the Development Waqf Fund for Palestine Refugees, established under the Organization for Islamic Cooperation (“OIC”), in addition to the in-kind contributions composed of 26,000 tons of flour and 1200 tons of chickpeas. In 2021, Türkiye contributed U.S.$10 million to the Agency, along with in-kind contributions composed of 26,000 tons of flour (last shipment was delivered in January 2022) and 3.772 tons of chickpeas. In the budget period of 2022-2024 of Ministry of Foreign Affairs of the Republic of Türkiye, the Republic aims to make a voluntary contribution of U.S.$30 million in total, U.S.$10 million each year, to the Agency. Accordingly, Türkiye contributed U.S.$10 million to UNRWA both in 2022 and 2023. In addition, 26 thousand tons of flour was donated by AFAD in both 2022 and 2023. Due to the catastrophic humanitarian situation in the Gaza Strip since October 7 2023, upon the OCHA’s Flash Appeal for the Occupied Palestinian Territory, Türkiye also made a voluntary contribution of U.S.$1 million to UNRWA in 2023.

After October 7, 2023, Türkiye started to send urgent in-kind humanitarian aid to Gaza. TIKA also distributed supplies in both Gaza and West Bank. Furthermore, 283 sick and wounded Gazans together with 253 companions were transferred to Türkiye for medical treatment.

Türkiye will continue its contribution for urgent needs, recovery and reconstruction and the sustainable development of Palestine.

Türkiye’s bilateral trade volume with Palestine increased to U.S.$155 million in 2023 from U.S.$139 million in 2022 and U.S.$111.12 million in 2021.

Until October 2023, Türkiye and Israel had successfully concluded the normalization process and resumed full diplomatic relations. Both sides had agreed on maintaining relations based on mutual respect for one another’s sensitivities and shared interests. Several high-level visits and contacts marked the normalization in the relations. Yet, ongoing conflict in Gaza since October 7, 2023 and continuance of Israeli indiscriminate attacks have had adverse effect on the positive trend in the Turkish-Israeli relations.

Bilateral trade volume with Israel was U.S.$7.06 billion in 2023, U.S$9.48 billion in 2022 and U.S.$8.4 billion in 2021.

Tunisia

Türkiye emphasizes the potential of Tunisia as an important trade partner and a commercial hub not only for North Africa but also for the whole continent. During President Erdoğan’s visit to Tunisia in December 2019, Türkiye and Tunisia agreed to further economic and commercial relations and to identify new areas of cooperation among the business circles. Türkiye is closely following the ongoing political transition process in Tunisia and emphasizes the need for active involvement of all segments of the Tunisian society in this process. The trade volume between the two countries was approximately U.S.$2.09 billion for 2022. In addition, Türkiye and Tunisia cooperate closely with respect to their defense industries. Over the years Türkiye has provided Tunisia with approximately U.S.$500 million in grants and Türkiye has always expressed its readiness to increase bilateral trade volume between the two countries in a mutually beneficial way.

Despite the economic hardships Tunisia was going through, both parties have agreed to maintain the Free Trade Agreement with revisions by signing a Joint Council Decision on December 3, 2023. Along with that, Türkiye recognizes that the trade volume of U.S.$1.5 billion, with exports totaling U.S.$1.245 billion and imports amounting U.S.$304 million, requires mutual efforts towards increase in trade volume and diversification.

Libya

Türkiye follows a principles-based approach towards Libya. Legitimacy of the Libyan administrative system should be built by the Libyan people, through free, fair and credible nationwide presidential and parliamentary elections. To this end, the necessity of establishing a solid legal basis for elections in Libya with a broad consensus is considered to be of utmost importance. Türkiye maintains an inclusive and comprehensive approach towards Libya and continues to contribute to the Libyan-led, Libyan-owned political process, under UN auspices.

The signing of the “Libyan Political Agreement” on December 17, 2015 in Morocco opened the door for a new push in Libya towards re-establishing peace and stability. Since then, Türkiye has actively supported the political process based on the Libya Political Agreement. Türkiye has also given full support to the UN efforts and encouraged all stakeholders in Libya to act in a spirit of dialogue, compromise, and reconciliation, with an end game goal of fair, free and credible elections.

Türkiye consistently played an active role in convening the First Berlin Conference on January 19, 2020 and later attended the Second Berlin Conference on June 23, 2021. Türkiye has also been an active party to regional and international activities resulting from the Conference. On November 27, 2019, the Turkish Government and Libya’s United Nations-recognized Government of National Accord (GNA) signed the “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” and the “Memorandum of Understanding on Security and Military Cooperation.” The “Memorandum of Understanding on Delimitation of Maritime Jurisdiction Areas in the Mediterranean” was ratified in the Parliament on December 5, 2019 and was published in the Official Gazette on December 7, 2019. The Memorandum of Understanding entered into force on December 8, 2019. The “Memorandum of Understanding on Security and Military Cooperation” is based on the Memorandum of Understanding Regarding Military Training Cooperation between Türkiye and Libya dated April 4, 2012. The Memorandum provides a legitimate legal ground to develop cooperation between the two countries in the security and military fields. Through its military training and consultation programs, Türkiye supports Presidency Council (PC) and Government of National Unity (GNU) in reforming Libya’s security sector, delivering public services and holding elections in a timely manner.

Türkiye-Libya bilateral relations continued to develop after handover of power took place from the former PC to the new one, and during the transition from the GNA to the GNU in March 2021. The first High-Level Strategic Cooperation Council (HLSCC) meeting between Türkiye and Libya took place on April 12, 2021 in Ankara. Prime Minister Dbaiba and 13 ministers from GNU have participated in the HLSCC meeting. At the meeting, President Erdogan and Prime Minister Dbaiba signed a joint declaration in which they emphasized their commitments to the Memoranda of Understanding and strengthening bilateral ties. Türkiye and Libya also continue to advance their bilateral relations through strengthening the legal framework.

The Turkish Embassy in Tripoli was reopened at the beginning of 2017. Trade volume between Türkiye and Libya reached U.S.$4.17 billion in 2023, demonstrating the close economic relations between the two countries, which have the potential for further development. Reactivation of the Turkish Consulate General in Benghazi in May 2024 is believed to contribute to this mutually beneficial process. THY’s Libya flights relaunched in March 2024 also provide not only a commercial but also a social link to the world, from Libya via Türkiye.

Egypt

The normalization of relations between Türkiye and Egypt gained momentum in the wake of the meeting between President Erdoğan and President Sisi on November 20, 2022, in Doha. The subsequent reciprocal visits at the level of Foreign Ministers in March and April also paved the way towards full normalization of the relations. In 2023, Türkiye and Egypt restored the diplomatic representation to ambassadorial level.

Egypt is one of the leading trade and investment partners for Türkiye in the African continent. The trade volume of U.S.$7.91 billion in 2023, characterized by its balanced nature with potential for further growth, underscores the mutual benefits derived from the existing Free Trade Agreement between the two countries. Additionally, Turkish investments totaling approximately U.S.$3 billion in Egypt, coupled with around 200 Turkish companies creating employment for nearly 100,000 Egyptians, have significantly enhanced economic relations and contributed to mutual economic prosperity.

As both countries’ Presidents endorsed the common will to develop relations in all possible fields, we have witnessed a rapid increase in Ministerial visits and inter-agency contacts. In 2023, both Turkish and Egyptian Ministers of Foreign Affairs have undertaken two reciprocal visits. In addition, during the Egyptian Minister of Trade and Industry’s official visit to Türkiye in August 2023, both parties have agreed on a roadmap to increase the trade volume to U.S.$15 billion within 5 years. Energy is also a growing area for cooperation, with Egypt being one of Türkiye’s largest LNG suppliers. In 2023, Türkiye imported 1.3 bcm (9.1% of total LNG import) LNG from Egypt.

Algeria

Algeria stands as one of Türkiye’s principal economic partners in the North Africa region, with a trade volume of U.S.$6.25 billion. The biggest Turkish investment in the African continent is in Algeria, amounting to U.S.$6 billion as of the end of 2023. Both countries enjoy excellent political and fraternal relations.

Turkish companies are engaged in a diverse range of sectors in Algeria, including mining and metallurgy, textiles, construction, and the pharmaceutical industry. Over 1,400 Turkish enterprises operating in the country provide employment to more than 30,000 Algerians, making Türkiye the country that makes the most investments and provides the most employment in Algeria, excluding oil and natural gas.

Along with that, since 1994, Türkiye has been importing LNG from Algeria under the LNG Purchase and Sale Agreement dated April 14, 1988. Algeria ranks first among the countries from which Türkiye imports the most LNG, and fourth in terms of natural gas imports.

During the Second Meeting of the High-Level Cooperation Council (HLCC) held in Algiers on November 21, 2023, presided over by both Presidents, our bilateral cooperation mechanism was elevated to the strategic level, and reaching a trade volume of U.S.$10 billion target was set.

Yemen

Türkiye supports the resolution of the conflict in Yemen on the basis of international law, UN Security Council Resolutions and the political and territorial integrity of Yemen. Following forceful seizure of power in Yemen by the Houthis in February 2015, Türkiye has supported the constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi and later on by the Presidential Leadership Council.

Türkiye continued to support the UN-led efforts towards finding a lasting political settlement in Yemen in 2023. In this regard, Türkiye welcomed the road-map announced by the Special Representative of the UN Secretary General in December 2023 and supported its implementation.

Gulf Cooperation Council

Türkiye has strong political, economic, commercial, and cultural ties with the Gulf countries, Türkiye views its relations with the Gulf countries from a strategic perspective and wishes to boost them further. In this regard, high-level visits and bilateral institutional mechanisms represent important tools to strengthen Türkiye’s relations with the Gulf countries.

High-level bilateral visits are frequently held between Türkiye and the Gulf countries and numerous agreements have been signed, contributing to the expansion of relations in all fields. In this regard, regional tour of President Erdoğan consisting of Qatar, United Arab Emirates and Saudi Arabia in July 2023 has been a milestone for the relations between Türkiye and Gulf countries. Within the framework of these visits, 13 bilateral documents with the UAE, 5 bilateral documents with Saudi Arabia and a joint statement with Qatar were signed.

Additionally, institutional mechanisms were established with certain Gulf countries, in order to strengthen the basis of bilateral diplomatic relations. In this regard, Türkiye and Qatar established the Supreme Strategic Committee (“SSC”) in December 2014. The Committee has held nine meetings so far at the level of Heads of State. The ninth session of the SSC was held in Doha in December 2023, chaired by President Erdoğan and Sheikh Tamim Bin Hamad Al Thani, Amir of Qatar, with the participation of the relevant Ministers. 12 bilateral documents and a joint statement were signed at the end of the said meeting. In 2023, it was also agreed to establish a “High-Level Strategic Council” with the UAE, headed by the heads of state with the UAE. Turkish-Saudi Coordination Council was established in 2016 at the level of Ministers of Foreign Affairs and held its first meeting on February 7-8, 2017 in Ankara. During the meetings held between the two countries in 2023, it was agreed to resume work on the said mechanism. Türkiye-Kuwait Joint Committee for Cooperation held its Second Meeting on April 8, 2021 in Ankara at the level of Ministers of Foreign Affairs. During the official visit of Kuwaiti Amir Sheikh Mishal to Türkiye on May 7, 2023, a Memorandum of Understanding was signed for the establishment of a new mechanism called “Joint Strategic Dialogue” at the level of Foreign Ministers.

Türkiye also places an emphasis on improving its ties with the Gulf Cooperation Council (“GCC”), an umbrella organization consisting of Saudi Arabia, the UAE, Bahrain, Kuwait, Oman, and Qatar. In this regard, important developments have taken place in the framework of Türkiye-GCC cooperation by the end of 2023 and onwards. First, President Erdoğan participated in the 44th GCC Summit held in Doha on December 5, 2023 as guest of honour. Second, in March 2024, it was announced to resume the Türkiye-GCC Free Trade Agreement negotiations which was suspended in 2010 and first round was held in Ankara on July 29-31, 2024. Third, sixth meeting of the Türkiye-GCC High Level Strategic Dialogue meeting of the Ministers of Foreign Affairs was held in Doha on June 9, 2024 after an eight years long break.

Economic and trade relations are an important component of Turkish-GCC relations. Türkiye’s economic and trade relations are on a steadily growing track. With the involvement of its private sector, Türkiye is carrying out many projects to enhance these bilateral economic relations in a wide range of potential areas of cooperation with a view to supporting regional development and stability. Hence, Türkiye’s bilateral trade with the Gulf countries reached U.S.$23 billion in 2019. Türkiye’s bilateral trade with the Gulf countries decreased to U.S.$16 billion in 2020 and to U.S.$15 billion in 2021 due primarily to the COVID-19 pandemic. In 2022, the bilateral trade volume exceeded U.S.$22 billion and reached pre-pandemic levels again. In 2023, Türkiye’s bilateral trade volume with the Gulf countries exceeded U.S.$31 billion and maintained its upward trend.

South Caucasus

Since the independence of the South Caucasus countries, Türkiye always strived for regional peace and prosperity. In that regard, Türkiye became one of the first countries to recognize the independence of Azerbaijan, Georgia and Armenia. Although relations with Azerbaijan and Georgia improved in a short time, relations with Armenia lagged behind due to its occupation of Azerbaijani territories for almost 30 years. Türkiye’s vision for the region is to create an inclusive atmosphere of cooperation and shared prosperity. To this end, Türkiye supports participation of the countries of the region, in various cooperation initiatives to utilize the full economic potential of the South Caucasus on the basis of regional ownership, particularly through trilateral and quadrilateral cooperation mechanisms. With this understanding, various regional projects have already been implemented with Azerbaijan and Georgia, namely Baku-Tbilisi-Ceyhan oil pipeline, Baku-Tbilisi-Kars railway, Southern Gas Corridor with Baku-Tbilisi-Erzurum, Trans-Anatolian (TANAP), Trans-Adriatic (TAP) natural gas pipelines and Igdir-Nakhchivan natural gas pipeline and railway, which offer safe and secure energy and transport connectivity with Europe. To deepen regional cooperation, conclusion of a peace agreement between Azerbaijan and Armenia remains crucial. Türkiye supports all good faith endeavors to this end and encourages both Azerbaijan and Armenia to conclude the peace agreement without any further delay.

Türkiye and Azerbaijan enjoy excellent relations. After the establishment of the High Level Strategic Cooperation Council in 2011, relations elevated to the level of alliance with the signing of the Susha Declaration on June 15, 2021. Mutual high level visits frequently take place to maintain this momentum.

After Azerbaijan liberated its occupied territories in November 2020, and reinforced its territorial integrity, a unique opportunity appeared in the region to foster peace and stability. As part of its vision for a durable peace, stability and welfare in the region, Türkiye initiated a normalization process with Armenia. To this end, Special Representatives were reciprocally appointed. As a result of their meetings throughout 2021 and 2022, the Special Representatives have agreed on certain concrete steps.

Georgia is a close neighbor and a strategic partner for Türkiye. Türkiye firmly supports peaceful resolution of the Abkhazia and South Ossetia conflicts within the territorial integrity and sovereignty of Georgia, as well as Georgia’s integration with Euro-Atlantic institutions.

Türkiye’s annual trade volume with the countries of the region was U.S.$10.9 billion in 2023.

Central Asia

Central Asia constitutes a strategic aspect of Türkiye’s multi-dimensional foreign policy. Türkiye shares common historical, linguistic and cultural ties with the Central Asian Republics. Türkiye believes that a secure, stable and prosperous Central Asia will be in the interest of wider region and the world.

Türkiye has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan, Kazakhstan and Uzbekistan where bilateral cooperation agenda from energy to trade and multilateral relations as well as regional and global issues are reviewed at the highest level between countries. Türkiye’s trade volume with the countries of the region reached up to U.S.$18 billion at the end of 2023. In addition, Turkish construction companies have completed more than U.S.$84 billion worth of projects in Central Asia where Türkiye is one of the top five investment and trade partners.

The Organization of Turkic States is composed of Türkiye, Azerbaijan, Kazakhstan, Kyrgyzstan and Uzbekistan as full members and, Hungary, Turkmenistan and Turkish Republic of Northern Cyprus as observers. The Organization of Turkic States provides a multilateral platform for enhancing cooperation among members in many areas such as economy, trade, transportation, customs, energy security, health, culture and tourism.

Afghanistan

Having strong historical and cultural bonds with Afghan people, Türkiye has unique relations with Afghanistan and actively contributes to international efforts to establish lasting stability in the country.

Türkiye has been active in supporting security of Afghanistan since 2001 and is committed to helping the Afghan people in the path towards a peaceful, stable, and prosperous Afghanistan. The total amount of Official Development Aid (“ODA”) of Türkiye to Afghanistan between 2004 and 2021 exceeded U.S.$1.1 billion. This has been one of Türkiye’s most significant foreign development assistance programs. Turkish ODA to Afghanistan mainly focused on education, health, water and water sanitation, and transportation.

Türkiye has built more than 100 schools in Afghanistan and over 130,000 Afghan citizens received education in these schools. Türkiye has also granted medical assistance to more than 10 million Afghan citizens since 2005.

As part of the efforts to reach out to different parts of Afghanistan, Türkiye opened her second Consulate General in Herat in June 2020.

Türkiye was a “framework nation”, along with the U.S., Germany, and Italy, in the Resolute Support Mission (RSM), which was launched by NATO on January 1, 2015 and terminated in early September 2021. Türkiye carried out the task of providing safety and ensuring operations of the Kabul International Airport between 2015 and 2021 as part of the NATO’s RSM. Türkiye also encouraged regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Türkiye and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, served as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”). The Ninth and the last Ministerial Conference of the Heart of Asia-Istanbul Process was held in Dushanbe on March 30, 2021.

Türkiye has also taken several initiatives to build confidence between Afghanistan and its neighbors, and in this framework encouraged constructive and result oriented dialogue. In that vein, Türkiye held trilateral meetings with Afghanistan’s key neighbors, namely Pakistan and Iran. Ministers of Foreign Affairs of Türkiye, Afghanistan and Pakistan met in Istanbul on April 23, 2021, followed by the Trilateral Meeting among the Foreign Ministers of Türkiye, Afghanistan and Iran in Antalya on June 20, 2021 at the margins of Antalya Diplomacy Forum.

Türkiye remains committed to playing a stabilizing role in Afghanistan—through non-military means, following the Taliban takeover in August 2021. After the Taliban seized de facto control of Afghanistan on August 15, 2021, Türkiye has played a key role in facilitating access to Kabul International Airport for evacuation of many foreign nationals through continued engagement with the Taliban.

Türkiye is the only NATO member that kept its Embassy open after the Taliban takeover.

As the Afghan people face a devastating humanitarian and economic crisis following the Taliban takeover in August 2021, Türkiye has been supporting efforts to mitigate this humanitarian crisis in Afghanistan both on a bilateral level and through the UN and other international organizations, while sustaining practical and constructive engagement with the Afghan Interim Government to address Afghan people’s sufferings. Through this engagement, Türkiye continues to directly convey messages to the Afghan Interim Government on political inclusivity and fundamental human rights, including girls’ education.

Turkish aid agencies and NGO’s continue to provide essential assistance, including urgent food relief, to Afghan people after August 2021. Between 2021-2023, nineteen “Charity Trains” carrying more than 8,100 tons of humanitarian aid were sent to Afghanistan.

Türkiye also contributed U.S.$3 million to the UNDP-led Afghanistan Special Trust Fund in December 2021 and supported the establishment of the Afghanistan Humanitarian Trust Fund under the aegis of the Islamic Development Bank, during the 17th Extraordinary Session of the OIC Council of Foreign Ministers, held in Islamabad on December 19, 2021. Türkiye has also announced a commitment of U.S.$5 million at the High-Level Pledging Event on March 2022.

Türkiye is also participating in the Doha meetings initiated by UN Secretary General for the engagement of the international community with the Interim Government in Afghanistan. The first Doha meeting was held on May 1-2, 2023.

Asia

In view of the growing economic and political significance of Asia, Türkiye has adopted reinvigorated policies to develop a more dynamic relationship with the region in a systematic and consistent way under the “Asia Anew Initiative”. The main elements of the Initiative include fostering economic and trade relations, enhancing political dialogue and cooperation, supporting comprehensive, inclusive and cooperative security, promoting sustainable development establishing necessary legal frameworks, and strengthening cultural ties both at bilateral and regional levels.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong. Since 2010, Türkiye has successfully developed its relations with China, Japan, Indonesia, Korea, Malaysia and Singapore.

Türkiye’s economic relations with the Asia-Pacific region followed global trends towards increased trade and investment with the countries in the region. The total trade between Türkiye and the East Asian countries (China, Japan, and Korea) was U.S.$64 billion in 2023. Trade volume with ten ASEAN members was around U.S.$14.6 billion in 2023.

Türkiye-Malaysia FTA came into force in August 2015 and is the first FTA with an ASEAN member. The First Protocol to Amend the Free Trade Agreement between the Government of Malaysia and the Government of the Republic of Türkiye, which was signed on September 29, 2022, expanded the FTA to cover investment and services as well. As of 2023, Türkiye’s negotiations for signing Economic Partnership Agreements with Japan and Indonesia are ongoing.

Türkiye became a Dialogue Partner to Indian Ocean Rim Association (IORA) in 2018.Türkiye attaches special attention to its engagement with IORA. Türkiye is represented at high-level at IORA meetings. In May 2022, “Disaster Risk Management” training was held in Ankara under the coordination of TIKA, in cooperation with IORA and the Turkish Red Crescent. Türkiye’s first voluntary contribution was transferred to the IORA Secretariat in 2023 to be used on its project proposals.

Türkiye’s Dialogue Partnership with the Shanghai Cooperation Organization (SCO) in June 2012, Sectoral Dialogue Partnership with ASEAN in August 2017 and its participation in the Pacific Islands Forum as a Forum Dialogue Partner since 2014 are examples of its outreach to the Asia-Pacific region. The 22nd Summit of the SCO Council of Heads of State was held in Samarkand in 2022. The President of the Republic of Türkiye attended the summit as a special guest upon the invitation of the President of Uzbekistan.

Türkiye regards ASEAN as the key organization in Southeast Asia and continues to develop new partnerships with all its members. The Turkish Embassy in Jakarta is currently accredited to ASEAN and Türkiye is now represented in all ASEAN capitals. Türkiye continues its engagement with the ASEAN Economic Community in various sectors. Türkiye’s Sectoral Dialogue Partnership (SDP) with ASEAN is leading to a stronger dialogue and sectoral cooperation. The SDP with ASEAN includes various sectors such as e-commerce, tourism and transportation, public-private partnership, minerals, mines, research and development, small and medium enterprises, natural disaster management, food security, energy security, human resources, construction and health. The Second ASEAN-Türkiye Trilateral Ministerial Meeting was held from July 31 through August 1, 2019 in Bangkok, within the margins of the 52nd ASEAN Foreign Ministers’ Meeting (“AMM”). The Third ASEAN-Türkiye Trilateral Ministerial Meeting was held on August 19, 2021 via videoconference. The Fourth ASEAN-Türkiye Trilateral Meeting was held on August 3, 2022 in Phnom Penh. Hosted by the Ministry of Trade of the Republic of Türkiye and the Foreign Economic Relations Board (DEİK), the “New Perspectives on Türkiye-ASEAN Economic and Trade Relations Conference” was held in Istanbul on December 14, 2022. The Fifth ASEAN-Türkiye Trilateral Meeting was held on the margins of the 56th AMM in Jakarta on July 12, 2023. The Grand National Assembly of the Republic of Türkiye was granted observer status at the ASEAN Inter-Parliamentary Assembly (AIPA) at the conclusion of the 44th AIPA General Assembly on August 11, 2023.

Türkiye’s involvement in development aid in the Asia-Pacific region is growing. Turkish International Cooperation Agency (TIKA) has been carrying out various projects in the area ranging from health to capacity building.

Turkish Airlines flies to all major capitals in the Asia-Pacific region and expanded its flight network in the region by adding Cebu, Turkistan, Aktau, Samarkand, Bukhara, Ferghana, Urgench, Phuket, Tokyo-Haneda, and Denpasar to its existing destinations. The number of tourist arrivals in Türkiye from the Asia-Pacific countries reached 1,010,879 people in 2022. Approximately 500,000 tourists from East Asian countries (China, Japan and Korea) and 700,000 tourists from Southeast Asian and Pacific countries visited Türkiye in 2023.

China

Türkiye-China bilateral relations have developed in recent years on the basis of mutual respect and cooperation. The year 2021 marked the 50th anniversary of the establishment of diplomatic relations between the two countries. Over the years, a number of consultation mechanisms have been established at different levels with China.

In 2019, President Erdoğan met President Xi on the sidelines of the CICA Summit in Dushanbe, paid an official visit to China on July 2, 2019 and the two leaders met on the margins of the Shanghai Cooperation Organization Summit in Samarkand on September 16, 2022. State Councilor and Foreign Minister of the People’s Republic of China Wang Yi paid a visit to Türkiye on March 25, 2021 as part of a regional tour. Minister of Foreign Affairs of the Republic of Türkiye Mevlüt Çavuşoğlu met his counterpart Mr. Wang Yi on January 12, 2022 in Wuxi, China, as well as on the sidelines of the 55th ASEAN Foreign Ministers’ Meeting on August 3, 2022 in Phnom Penh, Cambodia. On the occasion of President Erdoğan’s re-election, Ding Zhongli, President Xi Jinping’s Special Representative and Deputy Chairman of the Standing Committee of the National People’s Congress, attended the oath ceremony held in Ankara on June 3, 2023. In the framework of his visit on July 26, 2023, Minister of Foreign Affairs Wang Yi held meetings with Minister of Foreign Affairs Hakan Fidan and was received by President Erdoğan. Minister of Industry and Technology Mehmet Fatih Kacır held meetings with the Minister of Science and Technology and Minister of Industry and Information Technologies of the People’s Republic of China during his visit to the People’s Republic of China on December 19-22, 2023. He also met with high level officials of China’s major electric vehicle and battery companies (Farasis, Chery, Zeekr, SAIC, GAC, BYD and Huawei).

China is Türkiye’s 3rd largest trade partner. In 2022, total trade volume was U.S.$44.6 billion (exports to China: U.S.$3.2 billion, imports from China: U.S.$41.4 billion.) Chinese investments in Türkiye are approximately U.S.$2 billion in total. In 2023, total trade volume was U.S.$48.3 billion (exports to China: U.S.$3.3 billion, imports from China: U.S.$44.8 billion).

Türkiye closely follows the human rights situation in the Xinjiang Uyghur Autonomous Region. It expresses its views and expectations to the Chinese side at all levels.

The fundamental rights, religious freedoms and cultural identities of the Uyghur Turks and other Muslim minorities must be respected and guaranteed by the Chinese authorities.

Middle Corridor/Silk Road/Belt and Road

Türkiye signed the Memorandum of Understanding on Aligning the Silk Road and the 21st Century Maritime Silk Road and the Middle Corridor Initiative between the Government of the Republic of Türkiye and the Government of the People’s Republic of China on November 14, 2015, in Antalya, during the G-20 Summit.

The Trans-Caspian East-West Middle Corridor Initiative provides an additional and complementary multi-pillar connectivity route between China and Europe. Crossing Turkmenistan, Kazakhstan, the Caspian Sea, Azerbaijan, Georgia, and Türkiye, the Middle Corridor proposes an uninterrupted connection perspective to reach Europe.

Two tubes crossing the Istanbul Strait have already been built and links Europe and Asia. The third tube link, 3 Level Tunnel, is at the project stage. The inauguration ceremony of Istanbul Airport was held on October, 29 2018. The 1915 Çanakkale Bridge was inaugurated on March 18, 2022. The Baku-Tbilisi-Kars railway project (operational since October 30, 2017) has created an uninterrupted railway line between Beijing and London through the Caspian Sea and the Istanbul Strait. Freight transportation on the Baku-Tbilisi-Kars (BTK) railway continues to increase. Approximately 1.35 million tons of cargo was transported on the BTK railway line in the period of 2017-2022, with 432 thousand tons of cargo carried in 2022. The large-scale transport projects, both completed and ongoing, will be part of an intermodal transport linkage between Europe and Asia.

Minister of Transport and Infrastructure, Mehmet Cahit Turhan attended the Second Belt and Road Forum (BRF) on April 25-27, 2019.

Türkiye believes that the alignment of the Middle Corridor Initiative and the Belt and Road Initiative will contribute to regional development, prosperity, and stability, as well as cultural exchange, enhancing people-to-people contacts between Türkiye and the countries along the route. It will also provide new employment opportunities and energy security. Thus, Türkiye supports investment projects in the fields of transportation, logistics, infrastructure development, energy, and trade that would contribute to the realization of the “Modern Silk Road”.

Africa

Relations with Africa are one of the key tenets of Turkish foreign policy. In recent years, Türkiye’s relations with the region have been transformed into a comprehensive and mutually reinforced political-economic partnership. Türkiye envisions to develop an institutionalized and sustainable framework with Africa at both bilateral and multilateral levels.

Türkiye was declared a strategic partner by the African Union in January 2008. As a strategic partner, three Summits at the level of Heads of State and Government were organized with the African Union. The Third Summit, convened on December 16-18, 2021 provided a unique opportunity to show the determination of the Parties to further develop relations under the guidance of the Joint Declaration and Joint Action Plan for 2022-2026, which were adopted during the Summit. The Joint Action Plan 2022-2026 constitutes a road map to further enhance cooperation between Türkiye and the African Union, in line with the priorities of African Union’s Agenda 2063 and its Ten-Year Implementation Plans. The implementation of the decisions and projects approved at the Summit is still ongoing in close cooperation with the African Union and member countries. In this context, regular review meetings are held with the African Union authorities to overview and evaluate the joint projects. The Third Türkiye-Africa Partnership Ministerial Review Conference will convene in Africa in 2024. Türkiye pursues a multilayered approach in Africa, aimed at establishing close political relations by further intensifying bilateral high level visits; creating synergies with African countries to overcome economic difficulties through trade, investment, human development humanitarian, employing effective diplomacy in the settlement of conflicts and disputes when requested, encouraging progress in the areas of democracy and good governance, supporting international and regional organizations in their efforts towards peace and stability, and participating in peacekeeping missions on the Continent.

Currently Türkiye is represented by 44 Embassies in Africa. 38 African countries have Embassies in Ankara. Türkiye is planning to open 6 more Embassies throughout the Continent in the near future. President Erdoğan, during his Presidency and in his previous tenure as Prime Minister, has paid 50 official visits to 31 African countries thus far.

On September 30, 2017, Türkiye inaugurated its biggest overseas military training center in Mogadishu.

Türkiye’s trade volume with Sub-Saharan Africa shows a steady increase, amounting to U.S.$9.2 billion in 2019, U.S.$9.8 billion in 2020, U.S.$11.65 billion in 2021 and U.S.$15.59 billion in 2022. Overall trade volume with the African Continent as a whole almost doubled within the last five years, amounting to U.S.$26.2billion in 2019, U.S.$25.3 billion in 2020, U.S.$34.53 billion in 2021 and U.S.$40.73 billion in 2022. Due to the global economic trends/contraction, there has been a slight decrease in the trade volume in 2023, U.S.$12.4 billion with Sub-Saharan Africa and U.S.$37 billion with the whole Continent. Nevertheless, Türkiye’s decisiveness to reach the trade volume of U.S.$50 billion in the near future is intact.

By the end of 2023, Türkiye has signed Trade and Economic Cooperation Agreements with 49 African countries, Reciprocal Promotion and Protection of Investment Agreements with 32 African countries, and Elimination of Double Taxation Agreements with 17 African countries. Türkiye has also held Joint Economic Commission meetings with 44 countries from Africa. The Foreign Economic Relations Board of Türkiye has established Business Councils with 48 African countries.

The value of Turkish direct investment in Sub-Saharan African countries is also steadily increasing. As of December 2023, the estimated total value of Turkish direct investments in Africa is more than U.S.$6 billion.

The share of African countries in the overall international business volume of Turkish contractors is more than 25%. As of December 2023, Turkish contractors have undertaken nearly 1,850 projects worth more than U.S.$90 billion. In Sub-Saharan Africa, Turkish contractors have invested in large-scale projects, such as highways and railways (in Uganda, Ethiopia, Tanzania, Senegal, Somalia and Nigeria), bridges and sewage systems (in Sudan), airports (in Somalia, Ghana, Senegal, Niger, Sierra Leone, Madagascar and Guinea), ports (in Somalia, the Gambia, Congo and Guinea), water management systems (in Ghana), conference centers (in Equatorial Guinea, Senegal, Rwanda, Congo, DRC, Nigeria, Ghana), mining activities (in Angola, Liberia, Niger, Guinea, Congo and Burkina Faso), electricity generation (in Sierra Leone, the Gambia, Angola, Ghana, Guinea-Bissau, Congo, Mali, Gabon, Senegal, Mozambique, Niger and Nigeria), hotel management (Nigeria, Niger and the Gambia), shopping centers (in Equatorial Guinea), hotel constructions (in Benin, Niger, Senegal, Congo, Mali, Somalia, Guinea, Nigeria, the Gambia, Gabon, Sao Tome and Principe and Zimbabwe), stadiums (in Ruanda, Cameroon, Comoros and Senegal) and hospitals (Niger, Somalia and Sudan). There are also various other projects in the pipeline that are currently under review.

Turkish Airlines has become a major international airline connecting the continent to the world with flights from Istanbul to 62 destinations in 41 African countries by the end of 2023. While 2023 frequency depth reached pre-pandemic levels, Turkish Airlines covered 62 destinations in 41 African countries. Türkiye, under various cooperation mechanisms, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment, as well as supporting small and medium size enterprises.

In collaboration with the African Union, Türkiye hosted the first Türkiye-Africa Economy and Business Forum (TABEF) in 2016 with high level participation of 46 African countries and regional organizations. The second and third TABEF were held on October 10-11, 2018 and October 21-22, 2021 in Türkiye respectively. Finally, the Fourth TABEF was held in Istanbul, Türkiye on October 12-13, 2023. The Forum provided a unique platform for the highest-level trade policy dialogue between Türkiye and African countries as well as a means for interaction between the business circles leading to stronger links and networks. TIKA, with its 22 program coordination offices across the Continent, is the key government agency carrying out humanitarian and development assistance in most African countries. In the 1992-2023 period, TIKA undertook more than 7,000 projects/activities in Africa.

TIKA also provides humanitarian aid to the IDPs and refugees in conflict-affected regions in Mozambique, Somalia, Libya, South Sudan and Chad, and maintains support for education, including renovation and refurbishment of schools and various other educational institutions, vocational training and women entrepreneurship through many projects in post-conflict regions.

Türkiye has substantially increased its official development assistance to Africa. Turkish official development assistance to the African Continent has exceeded U.S.$2.5 billion as of 2022. In Somalia alone, Türkiye has spent more than U.S.$1 billion from its national budget to provide humanitarian and development assistance. To enhance cooperation in education, Türkiye has been providing scholarships to more than 15,000 African students since 1992. As of December 2023, a total of 63,806 students from 52 African countries are studying and a total of 225 academicians from 25 African countries are working at Turkish universities.

Latin America and the Caribbean

Türkiye started its outreach policy for Latin America and the Caribbean (“LAC”) in 1998 in order to expand the network of its cooperation at the bilateral and regional levels. Within this framework, mutual high-level visits between Türkiye and the countries of the region have gained momentum. The then Foreign Minister Çavuşoğlu visited six countries in Latin America and the Caribbean in 2022. The Presidents of El Salvador, Colombia, Venezuela and Cuba visited Türkiye in 2022. The Guatemalan Foreign Minister Mario Adolfo Bucaro Flores visited Türkiye on August 10-12, 2022. Türkiye has 18 Embassies in the LAC region. Türkiye opened embassies in Montevideo in 2021, and in San Salvador in 2022. A new Embassy is anticipated to be opened in Managua, the capital of Nicaragua. Latin American countries also increased their representation in Türkiye. Currently LAC countries have 18 Embassies in Ankara. TIKA has Coordination Offices in Mexico City and Bogota. Through such enhanced representation, Türkiye is better equipped to further its relations and cooperation in the region.

Turkish Airlines has expanded its flight network in Latin America. Turkish Airlines’ increased flight number is a factor that enhances relations in the fields of tourism, culture, economy and trade. As of the end of 2022, Turkish Airlines offers direct passenger flights to 8 destinations (Mexico City, Cancun, Buenos Aires, Sao Paulo, Bogota, Panama City, Havana, Caracas) in South America. Through aforementioned flights and the commercial agreements concluded with the major airlines in the region, many travel alternatives are provided to the passengers, while contributing to strengthening the relations in the field of tourism, culture, economy and trade between the countries.

Türkiye’s economic and commercial relations with the region increased in recent years. Trade volume between Türkiye and the LAC region amounted to U.S.$9.4 billion (export U.S.$3.4 billion, import U.S.$6 billion) in 2019, U.S.$10.4 billion (export U.S.$3 billion, import U.S.$7 billion) in 2020, U.S.$14.9 billion (export U.S.$6 billion, import U.S.$8.9 billion) in 2021, U.S.$17.4 billion (export U.S.$ 6.1 billion, import U.S.$11.3 billion) in 2022, and U.S.$13.9 billion (export U.S.$5.3 billion, import U.S.$8.6 billion) in 2023. Chile is the first country in the region with which Türkiye concluded a Free Trade Agreement. Türkiye is currently negotiating similar agreements with some other countries from the region including Mexico, Colombia, Peru, and Ecuador. In this regard, a Trade Development Agreement was signed with Venezuela in 2018. An Agreement on Trade and Economic Cooperation was signed with El Salvador and Panama in 2022. Additionally, a Reciprocal Promotion and Protection of Investments Agreement was signed with Uruguay in 2022 and with Venezuela in 2023. In addition to bilateral relations, Türkiye has increased its cooperation with regional organizations. Türkiye enjoys permanent observer status in the Organization of American States, the Association of Caribbean States, the Pacific Alliance, the Central American Integration System, the Latin American Parliament (PARLATINO), the Andean Parliament and the Andean Community. Türkiye became a member of the UN Economic Commission for Latin America and the Caribbean in 2017. Türkiye established a Cooperation and Consultation Mechanism with the Caribbean Community, a Political Dialogue and Cooperation Mechanism with MERCOSUR, and a Consultation Mechanism with the Community of Latin American and Caribbean States Quartet (CELAC).

ECONOMY

After the 1980s, significant progress was made in Türkiye towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, capital account was entirely liberalized in 1989. In addition, a Customs Union covering Türkiye’s industrial product and the last stage of the association agreement between Türkiye and the European community both began in 1996. Public sector share in production decreased via privatization, which amounted to U.S.$61.6 billion for 2003-2018. Furthermore, the regulatory role of government increased and improved in liberalized sectors, particularly for sectors such as banking, energy, and telecommunication. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Türkiye resulted in a strong performance in terms of productivity, investments and employment in the Turkish economy in the last decade. Following these reforms and political stability, a rather strong economic performance was experienced with maintained stability, since 2002.

Türkiye’s real GDP annual growth rate averaged 4.9% during the period from 2017 to 2021. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Türkiye’s long-term gross external debt levels decreased in absolute terms from U.S.$340.9 billion in 2017 to approximately U.S.$320.8 billion in 2021. See “Debt-External Debt and Debt Management” for details.

In 2021, growth was mainly driven by increases in both domestic demand and external demand in a balanced manner. There are several reasons that Türkiye faced robust economic growth. The carry-over effect, which started in 2020, continued in 2021. COVID-19 vaccinations, which the Republic began administering in 2021, resulted in low fatality rates from COVID-19 and enabled the removal of most restrictions by the middle of 2021. The loosening of Türkiye’s monetary policy stance in the fourth quarter of 2021 led households to bring their consumption forward to the last quarter of the year. Besides the foregoing, there was also a strong base effect in the first half of 2021. As a result of the foregoing factors, the economy successfully maintained its strong growth momentum in 2021. The unemployment rate fell to 9.4% in 2023. The inflation rate increased in 2021, due primarily to rising global commodity prices in the last quarter of the year. The Republic’s current account deficit improved in 2021, largely due to revived foreign demand in the post-Covid period. Additionally, there was been a significant decline in gold imports and a rise in tourism revenues.

In 2022, Turkish economy grew by 5.6% and maintained its strong outlook. The complete removal of COVID-19 restrictions as well as strong domestic demand ensured that the growth trend continued. The services sector played a decisive role in this positive outlook. Trade, transportation and accommodation sectors and financial and insurance activities recorded high growth rates and contributed to GDP by 2.8% and 1.0%, respectively. The Republic’s unemployment rate fell to 10.4% in 2022. Inflation rates increased and remained elevated during 2022 as the war between Russia and Ukraine led to increases in global energy and commodity prices.

In 2023, Turkish economy grew by 4.5% based on the strong course of private consumption expenditures and investments. While the growth rate in private household consumption showed a limited slowdown, the increase in gross fixed capital investments and the government’s final consumption expenditures rose compared to 2022. The contributions of private household consumption and gross fixed capital investments to GDP growth were 8.9 percentage points and 2.2 percentage points, respectively. From the production side, the growth rate of overall sectors decreased from 6.2% to 3.5%, while the growth in taxes and subsidies on products increased to 13.3%. The increase in indirect taxes in July 2023, implemented to fund earthquake expenditures after the election, was influential in this change. In 2023, the services sector contributed 2.6 percentage points to growth, the construction sector contributed 0.4 percentage point, and the industrial sector contributed a limited 0.2 percentage point. In the second half of 2023, macroeconomic policies were set in a mix to balance domestic demand to reduce inflation and prevent increasing risks and imbalances in the economy, while macro-prudential measures were simplified. The immediate effects of the measures taken were positively reflected in the financial markets, and Türkiye’s sovereign risk premium diverged positively compared to peer countries. While the high growth rate of consumption expenditures was balanced in the third quarter of 2023, a more balanced growth composition was achieved, with fixed capital investments and exports contributing to growth.

ECONOMIC STIMULUS EFFORTS

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The investment incentives program was renewed in 2012 with Decree No 2012/3305 and is still being implemented.

The Government prepared the 12th Development Plan (2024-2028) and it was approved during the 15th plenary session of the Grand National Assembly of Türkiye at the end of October 2023. In line with the objectives of the Plan, Türkiye will pursue a stable growth approach based on exports, with a production structure focusing on productivity and competitiveness, in which the industrial sector plays a leading role in growth by increasing its interaction with agriculture and services sectors, creates employment by making maximum use of the demographic window of opportunity, and provides quality financing opportunities through a healthy structure in balance of payments. Türkiye’s growth perspective is to further increase the limits of potential growth by utilizing all physical, financial and natural resources, especially human capital, in economic activity effectively and efficiently. In line with the objective of becoming a regional base and center of attraction in the world trade, policies to support the functioning of rule-based free market economy will be maintained, and predictable, transparent and facilitating market conditions will be established. By the end of the Plan period, current GDP is expected to reach U.S.$1,589 billion and per capita income is projected to reach U.S.$17,554, placing Türkiye in the class of high- income countries. OECD-defined PPP-denominated GDP per capita is anticipated to exceed U.S.$58,000, continuing the trend of convergence to the economies of developed countries. The main objective of the Business and Investment Climate section of the 12th Development Plan (2014-2028) is to make the economy more competitive by carrying out transactions in the business and investment environment with the minimum number of documents, in the shortest time and at the lowest cost, to further strengthen bureaucratic and legal predictability, to increase investment, production, employment and exports by making more use of qualified FDI, and to become a supply and production center for domestic and international markets. This section has policies and measures that are collected under 3 subtitles, namely: Enhancing Bureaucratic and Legal Predictability, Effective Use of Incentives and Supports and Increasing Foreign Direct Investments. The plan targets increasing Türkiye’s share in global FDI to 1.5% and increasing the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to total surface area of country to 0.50% by 2028. In 2023, Türkiye’s share in global FDI was 0.2% and the ratio of Planned Industrial Areas (IZ, OIZ, SIZ) to the total surface area of country was 0.18%.

On July 4, 2016, the Government announced measures designed to boost economic activity. Among other things, these new measures simplify stamp tax regulation, provide tax exemption for international firms, and ease access to loans for Turkish companies.

On December 8, 2016, the Government revealed extraordinary measures to revive Türkiye’s economy. According to these measures, the Government would establish a loan volume of TL 250 billion (U.S.$73 billion) with the Credit Guarantee Fund and would also give additional support to projects investing in the manufacturing industry in an effort to encourage and increase private sector investments in 2017. Additionally, value added tax (“VAT”) for construction investments would be refunded for 2017. The Government also announced that social security premiums in the first quarter of 2017 would be postponed for nine months without interest. On February 3, 2017, the Government removed special consumption taxes on a number of electronic home appliances, cut VAT on furniture, and extended VAT cuts on property acquisitions, in a bid to support domestic demand. On April 29, 2017, the Government extended tax cuts on home appliances and furniture for a further five-month period in a bid to stir sluggish consumer demand.

On January 22, 2018, the Government announced an extension to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced a new loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. In order to support SMEs, in early 2019, two Credit Guarantee Fund schemes, total of TL 50 billion, have been announced. The first scheme provided 80,269 SMEs with about TL 25 billion in two months, January-February 2019. The second scheme has been initiated in March 2019.

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of October 31, 2018, SCT and VAT reductions covering automotive, white goods, furniture and housing were implemented until the end of the year in order to support the collective inflation reduction program, to balance the economy and to support employment.

In 2019, SCT and VAT reductions for automotive, furniture and white goods were extended to June 2019. For housing, reductions for VAT and title deed fees were extended to December 31, 2019. Additionally, to combat the adverse effects of inflation on consumers, the Republic established temporary foodstuff sale spots which offered subsidized prices to consumers. The Republic announced the Economy Value Credit Package, in the amount of TL 25 billion, which is aimed at mitigating the financial burden on SMEs. The Republic also announced the IVME (Advanced, Efficient, National Industry) Package in the amount of TL 30 billion, which is aimed at supporting investments in the agriculture, intermediate goods’, raw material and machinery production sectors.

With the decision published in the Official Gazette, some regulations have been amended to grant Turkish citizenship to foreigners. According to the new regulations, a fixed amount of capital provided for Türkiye to qualify for citizenship was reduced from U.S.$2 million U.S.$500 thousand. In addition, the minimum immovable property required to acquire citizenship was reduced from U.S.$1 million to U.S.$250 thousand.

In 2020, in order to mitigate the devastating effects of the COVID-19 pandemic, a comprehensive series of measures were implemented under a program named the “Economic Stability Shield”, including short-time working allowance, layoff bans, supports for SME’s which were forced to shut down due to lockdowns and/or were facing revenue losses due to the pandemic, extraordinary interest rate cuts on consumer loans, tax cancellations, etc. As of April 2021, the total amount of support from the Economic Stability Shield has exceeded TL 60 billion.

In 2021, support provided to firms and households continued to ensure that the economy continued to function properly in the face of COVID-19. Short-time working payments, tax rate cuts in some sectors, postponement of Social Security Institution premium payments and grant supports to businesses and SME’s were the main tools used for the advancement and preservation of the economy. According to the decision published in the Official Gazette, grants of 3,000 TL and 5,000 TL were given to tradesmen and craftsmen who were income taxpayers and real traders, as determined by the Ministry of Commerce. Moreover, there have still been credit rate cuts and financing supports to maintain consumption and investment. At the end of the third quarter, the Republic began to implement expansionary monetary policy through a series of policy interest rate cuts. Since this policy stance led to increases in inflation and exchange rates, the Government introduced a new financial instrument in December 2021 called “Exchange Rate-Protected Deposit Accounts” in order to prevent the economy from negative effects of rising exchange rate.

In 2022, in order to ensure sustainable growth, selective credit facilities were provided to firms and commercial loans were also facilitated; SME’s continued to be provided with those selective credit facilities to promote both employment and growth. Moreover, there were credit rate cuts and financing supports to maintain a sustainable consumption and investment path. Additionally, wage adjustments and support policies were implemented so as to protect the purchasing power of households against inflation.

In 2023, in order to protect the economy from the devastating effects of the Kahramanmaraş and Hatay Earthquakes, significant steps have been taken. In addition to basic supports such as shelter, food aid, heating, and medical supplies, many other measures were taken in the quake zone. The Small and Medium-Scale Enterprises Development and Support Administration (KOSGEB) announced a program which aims to contribute to economic revival in provinces affected by the earthquake and to enable businesses to continue their activities. In this project, up to TL 750 thousand was provided to support SMEs depending on the damage situation, scale and location. With this financing support, which is implemented together with the World Bank, a resource of U.S.$450 million was made available to businesses. This completely interest-free support, which has 24–month grace period, helped to ensure the recovery and business continuity of SMEs in these regions. Moreover, according to the Ministry of Agriculture and Forestry, a total amount of approximately TL 14 billion agricultural support payments were made to producers in the provinces affected by the earthquake to ensure that agricultural production continues without disruption in the region. Additionally, many solutions such as grants, debt cancellation and debt postponement have been offered to citizens living in the earthquake zone. Additionally, tight monetary policy stance was adopted to start disinflationary process especially after the second half of the year. The growth composition, which improved with the policies implemented, contributed significantly to the disinflation process. Structural reforms focusing on high value-added production and productivity increase, as well as ensuring price stability for permanent welfare increase, continued. In this context, although interest rates were increased, selective credit facilities were provided to firms so as to mitigate investments and exports.

Table 2

	2019	2020	2021	2022	2023
Real GDP (millions of TL)	1,771,443	1,804,389	2,010,800	2,122,067	2,217,918
Nominal GDP (millions of TL)	4,317,810	5,048,568	7,256,142	15,011,776	26,276,307
Turkish Lira/US dollar (annual average)	5.671	7.009	8.885	16.564	23.744
Nominal GDP (millions of U.S. Dollars)	760,359	717,141	807,924	905,814	1,118,593
Population (mid-year, in thousands)	82,579	83,385	84,147	84,980	85,326
Per capita GDP (at current prices, in U.S. Dollars)	9,208	8,600	9,601	10,659	13,110
GDP per capita (constant 2015 U.S. Dollars)	12,074	12,180	13,450	14,055	14,630

Source: TURKSTAT, World Bank

In 2019, the decline in economic activity continued, albeit at a declining rate. GDP growth rate was 0.9% over the period. In the first half, the contraction in GDP continued, then it turned to positive rates as of third quarter. In this year, due to the weakness in Turkish Lira, net exports continued to contribute to GDP growth rate, while domestic demand remained subdued. Total consumption expenditures increased by 1.9% while total investment expenditures declined by 12.5%, which was the sharpest fall since the global financial crisis period. On the production side, the agricultural sector grew by 3.3%. The industrial sector shrank by 0.9% while services sector recorded a weak growth rate of 1.2%. The agriculture, industrial, and services sectors accounted for 6.4%, 21.8% and 61.8% of GDP, respectively.

In 2020, the COVID-19 pandemic severely impacted the Turkish economy, as it did many other countries. However, thanks to effective measures against the spread of the disease and support programs for households and firms, Türkiye was among the few countries that recorded economic growth in 2020. In this period, the Turkish economy grew by 1.8%. Since the first Covid-19 case was observed in mid-March, the primary detrimental effects of the pandemic were seen during the second quarter of 2020. In the second half of the year GDP growth was robust thanks to industrial production, while growth in the services sector was weak due to the restrictions that mainly hit accommodation-food services and transportation. In 2020, the ongoing depreciation of the Turkish Lira carried on to affect net exports negatively while domestic demand uplifted GDP growth. Total consumption expenditures increased by 3% while total investment expenditures rose by 6.5%, which was the first such increase in two years. On the production side, the agricultural sector grew by 5.7%, while the industrial sector and the services sector recorded relatively weak growth rates, at 3.2% and -0.3%, respectively. The agriculture, industrial, and services sectors accounted for 6.7%, 22.8% and 59.5% of GDP, respectively.

In 2021, Turkish economy experienced robust economic growth as vaccination process accelerated and most COVID-19 restrictions were lifted by the middle of the year. GDP increased by 11.4%, the strongest rate of year-over-year growth within the last ten years, primarily in the industrial and services sectors on the production side. These sectors grew by 17.2% and 12.9%, respectively, in 2021. Thanks in part to the removal of COVID-19-related restrictions and the gradual normalization process, the services sector contributed more in the second half of the year than it did in the first half. The services sector contributed 8.0% of GDP growth in 2021, and the industrial sector contributed 3.4%. Both strong foreign and domestic demand supported the industrial sectors’ performance. On the other hand, the agricultural sector shrank by 2.9% due to the adverse outlook for crop production. On the expenditure side, private consumption contributed 9.1 % to growth, while public consumption’s contribution was relatively limited. Private consumption grew by 15.3% in 2021, based in part on loose monetary policy practices and interest rate cuts applied at the end of the third quarter which caused high inflationary expectations of consumers.

In 2022, the Turkish economy recorded a growth of 5.6%, above the Medium Term Program (2023-2025) estimate of 5%. On the production side, due to strong external demand, both industrial and services sectors’ contribution were robust in the first half of 2022. The industrial and services sectors contributed to GDP by 1.8% and 6.2% respectively during this period. However, due to the Russia–Ukraine War, global recession concerns began to dominate the market. External demand lost momentum especially in the second half of the year. This adversely affected the industrial sectors’ performance in the second half, resulting in its negative contribution to the Republic’s GDP for the year. On the other hand, the services sector, which grew by 7.7% over the course of 2022, was the main driver of growth. On the expenditure side, private consumption grew substantially by 17% in 2022 due to strengthened domestic demand.

In 2023, the Turkish economy grew by 4.5%, which is slightly above the Medium Term Program (2024-2026)’s estimate. When looking at the GDP from the production side, rebalancing in economic activity is generally confirmed in the last quarter of the year. According to the economic activity branches, even though the services sector was the main driver of the growth during 2023, it has lost momentum by the end of the year. The sector recorded a growth of 4.7% and contributed to the Republic’s GDP by 3.0%. Construction sector’s performance was quite strong mostly due to the reconstruction activities in the quake zone and exhibited a growth of 7.8% in the mentioned period. However, the industrial sector grew only by 0.8%, primarily due to weak external demand.

Also, taxes-subsidies value added increased robustly by 13.3% in this period. On the consumption side, private consumption continued to make a significant contribution to the growth rate by 8.9 points, although it lost momentum compared to the previous year. Total fixed capital investments contributed 2.2 points to economic growth, while net exports of goods and services made a negative contribution of 3.1 points.

Table 3

Gross Domestic Product

Years	GDP at Current prices (in millions of Turkish Lira)	Percentage change from prior year (%)	GDP at Current prices (in millions of U.S. Dollars)	Percentage change from prior year (%)	Real GDP (in millions of Turkish Lira, Chained Volume)	Percentage change from prior year (%)
2019	4,317,810	14.8	760.359	-4.7	1,771,443	0.8
2020	5,048,568	16.9	717,141	-5.7	1,804,389	1.9
2021	7,256,142	43.7	807,924	12.7	2,010,800	11.4
2022	15,011,776	106.9	905,814	12.1	2,122,067	5.5
2023	26,276,307	75.0	1,118,593	23.5	2,217,918	4.5

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 4

Composition of GDP by Sectors (%)	2019	2020	2021	2022	2023
Agriculture, forestry and fishing	6.4	6.7	5.5	6.5	6.2
Mining and quarrying	1.1	1.2	1.3	1.4	1.0
Manufacturing	18.4	19.1	22.2	22.1	19.5
Electricity, gas, steam and air conditioning supply	1.7	1.7	1.7	2.2	1.6
Water Supply, sewerage, waste management and remediation activities	0.8	0.7	0.8	0.8	0.7
Construction	5.4	5.2	5.1	4.9	5.5
Wholesale and retail trade; repair of motor vehicles and motorcycles	12.4	12.4	13.0	13.5	13.9
Transport and storage	8.5	7.9	8.8	10.0	9.5
Accommodation and food service activities	3.4	2.1	2.6	3.2	3.5
Information and communication	2.6	2.8	2.8	2.4	2.5
Financial and insurance activities	3.1	3.7	2.9	3.3	3.3
Real estate activities	6.5	6.3	4.9	3.7	3.9
Professional, scientific and technical activities	2.3	2.2	2.1	2.0	2.2
Administrative and support service activities	3.0	2.5	2.6	2.5	3.0
Public administration and defence; compulsory social security	5.3	5.2	4.5	3.9	4.3
Education	4.4	4.1	3.5	2.9	3.2
Human health and social work activities	2.6	2.8	2.6	2.3	2.7
Arts, entertainment and recreation	1.1	1.3	1.4	1.3	1.4
Other service activities	1.0	0.8	0.8	0.7	0.8
Activities of household as employers	0.0	0.0	0.0	0.0	0.0
Sectoral total	90.0	88.9	89.4	89.5	88.7
Taxes-Subsidies	10.0	11.1	10.6	10.5	11.3
GDP Total*	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

*	Figures in table may not sum to 100% due to rounding.

The following table presents real growth in output for GDP for the periods indicated:

Table 5

Real growth in output for GDP (% change)	2019	2020	2021	2022	2023
Agriculture, forestry and fishing	3.0	5.8	-3.0	1.3	0.2
Mining and quarrying	6.9	0.0	15.2	-5.5	-14.7
Manufacturing	-2.3	3.0	18.6	4.3	2.5
Electricity, gas, steam and air conditioning supply	12.1	5.7	3.1	-24.6	6.6
Water Supply, sewerage, waste management and remediation activities	2.9	-0.5	20.8	-5.3	-8.5
Construction	-8.6	-5.5	-0.6	-7.1	7.2
Wholesale and retail trade; repair of motor vehicles and motorcycles	1.0	4.7	20.6	9.4	11.5
Transport and storage	0.8	-8.8	16.1	11.7	3.1
Accommodation and food service activities	2.4	-35.3	43.4	32.1	4.1
Information and communication	5.2	13.9	23.2	8.2	2.6
Financial and insurance activities	5.1	23.5	-6.4	20.7	8.5
Real estate activities	1.9	2.8	3.6	6.3	3.9
Professional, scientific and technical activities	0.7	1.0	15.0	11.6	-2.5
Administrative and support service activities	-2.2	-10.3	18.8	10.7	5.6
Public administration and defence; compulsory social security	6.5	4.8	4.3	1.3	5.4
Education	4.3	-1.9	5.7	3.1	2.3
Human health and social work activities	5.0	8.0	13.0	6.7	3.1
Arts, entertainment and recreation	18.2	16.7	30.1	12.0	2.7
Other service activities	0.6	-8.5	18.3	7.4	12.7
Activities of household as employers	-0.1	-28.4	-13.5	20.6	7.2
Sectoral total	0.9	0.9	12.7	6.2	4.2
Taxes-Subsidies	0.2	10.4	1.6	0.2	12.6
GDP Total	0.8	1.9	11.4	5.5	5.1

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Türkiye has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

The manufacturing sector has undergone an important transformation after 2001. As a result of restructuring in the economy, investment rates increased significantly and the share of low technology sectors in production decreased whereas the share of medium-high technology sectors in production increased.

In 2019, the contraction in the industrial production continued through the first half of the year. Industrial production began to recover as of the third quarter. As a result, the industrial production shrank 0.6% throughout the year. Industrial value added grew by only 0.2% while the capacity utilization rate declined to 75.9%.

In 2020, in spite of the COVID-19 pandemic, industrial production recorded growth over the period. After a significant collapse in the second quarter, industrial production began to recover rapidly as of the third quarter. As a result, industrial production grew 2.2% over the course of the year. Industrial value added grew by 2% while the capacity utilization rate declined to 71.9%.

In 2021, in large part due to a 42.8% growth performance in the second quarter, industrial production grew 16.5% over the course of the year. This performance is one of the most significant annual increases in recent years. Capacity utilization rate was 76.6%.

In 2022, industrial production grew 6.2% over the course of the year. The capacity utilization rate was 77.2 % in 2022.

In 2023, two major earthquakes hit Türkiye, which affected 11 provinces. The majority of the production activities in the region are carried out in the service, industry and agriculture sectors. The provinces affected by the earthquakes had a share of 9.8% of the GDP in 2021 and generated approximately U.S.$79 million of national income. The 11 earthquake-affected provinces have an 8.6% share in exports in 2022. After these disasters, industrial production rose 2% over the course of 2023. The capacity utilization rate declined to 76.3% in 2023.

The following table presents industrial output value for products for the periods indicated:

Table 6-a*

	Annual (in million TL)					Percentage Change (%)
	2019	2020	2021	2022	2023	20/19	21/20	22/21	23/22
Hard Coal	857	862	1,475	5,229	5,948	0.6	71.1	254.5	13.7
Lignite	12,533	11,091	15,998	47,060	53,684	-11.5	44.2	194.2	14.1
Natural Gas	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores	4,137	5,311	11,604	21,307	26,385	28.4	118.5	83.6	23.8
Lead, Zink, Tin Ores	2,091	2,133	4,522	7,413	8,179	2.0	112.0	63.9	10.3
Other Non-Iron Metal Ores	4,301	2,300	5,085	10,795	18,005	-46.5	121.0	112.3	66.8
Marble and Building Stones	5,057	5,450	8,459	14,226	22,407	7.8	55.2	68.2	57.5
Limestone and Gypsum	670	1,273	1,864	3,900	9,520	90.0	46.4	109.2	144.1
Granules and Pebble Stones	3,311	4,484	6,014	14,559	31,657	35.4	34.1	142.1	117.4
Other Minerals	3,766	4,866	9,495	18,706	25,392	29.2	95.1	97.0	35.7
Meat of Bovine Animals (Fresh or Cooled)	10,157	9,525	14,560	27,287	64,931	-6.2	52.9	87.4	138.0
Poultry (Fresh or Cooled)	16,091	17,422	28,446	57,178	98,986	8.3	63.3	101.0	73.1
Cigarette	9,164	8,850	n/a	n/a	n/a	-3.4	n/a	n/a	n/a
Cotton Yarn	24,383	28,520	59,725	108,364	115,848	17.0	109.4	81.4	6.9
Woven Fabrics of Cotton	18,199	19,708	35,164	71,154	90,489	8.3	78.4	102.3	27.2
Aluminum (unwrought)	4,869	5,578	12,872	29,477	32,089	14.6	130.8	129.0	8.9

	Annual (in million TL)					Percentage Change (%)
	2019	2020	2021	2022	2023	20/19	21/20	22/21	23/22
Tractor (37 kw < engine power < 59 kw)	461	602	2,471	6,848	12,927	30.7	310.4	177.1	88.8
Automobile (1500 cm3 cylinder volume 3000 cm3)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tankers	n/a	260	330	n/a	n/a	n/a	27.0	n/a	n/a

Source: TURKSTAT

Table 6-b*

	Annual (output)					Percentage Change (%)
	2019	2020	2021	2022	2023	20/19	21/20	22/21	23/22
Hard Coal (in thousands of tons)	2,589	2,514	2,833	4,610	3,097	-2.9	12.7	62.7	-32.8
Lignite (in thousands of tons)	106,478	82,269	100,563	111,486	82,858	-22.7	22.2	10.9	-25.7
Natural Gas (in thousands of tons)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Iron Ores (in thousands of tons)	17,079	15,310	17,067	18,142	15,455	-10.4	11.5	6.3	-14.8
Lead, Zink, Tin Ores (in thousands of tons)	950	787	990	878	803	-17.2	25.8	-11.3	-8.5
Other Non-Iron Metal Ores (in thousands of tons)	4,352	2,785	3,710	3,349	3,378	-36.0	33.2	-9.7	0.9
Marble and Building Stones (in thousands of tons)	9,625	9,410	11,327	12,244	10,758	-2.2	20.4	8.1	-12.1
Limestone and Gypsum (in thousands of tons)	58,734	113,829	128,617	117,280	115,700	93.8	13.0	-8.8	-1.3
Granules and Pebble Stones (in thousands of tons)	245,244	309,513	301,255	278,277	294,849	26.2	-2.7	-7.6	6.0
Other Minerals (in thousands of tons)	14,649	18,152	24,932	23,099	17,774	23.9	37.4	-7.4	-23.1
Meat of Bovine Animals (Fresh or Cooled) (in thousand of tons)	315	264	323	290	295	-16.2	22.2	-10.1	1.5
Poultry (Fresh or Cooled) (in thousand of tons)	1,827	1,901	1,886	1,913	1,855	4.0	-0.8	1.5	-3.0
Cigarette (number of item in million)	163,687	152,577	n/a	n/a	n/a	-6.8	n/a	n/a	n/a
Cotton Yarn (ton)	1,530	1,575	1,966	1,749	1,579	2.9	24.8	-11.0	-9.7
Woven Fabrics of Cotton (Million Square meter)	1,767	1,705	2,122	2,219	1,872	-3.5	24.5	4.6	-15.6
Aluminum (unwrought) (ton)	423	403	478	554	478	-4.8	18.7	15.8	-13.7
Tractor (37 kw < engine power < 59 kw) (number of items)	5,290	4,673	15,202	18,290	19,864	-11.7	225.3	20.3	8.6
Automobile (1500 cm3 cylinder volume 3000 cm3) (number of items)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Tankers (number of items)	n/a	23,481	14,461	n/a	n/a	n/a	-38.4	n/a	n/a

Source: TURKSTAT

*

The data in the tables are obtained from TURKSTAT Annual Industrial Products (Prodcom) Statistics. It is not possible to derive the industrial production index directly from the figures in the table, as each item is weighted differently in the calculation of the industrial production index.

ENERGY

Türkiye imported 31.4 million metric tons of crude oil in 2023, 33.5 million metric tons of crude oil in 2022, 31.4 million metric tons of crude oil in 2021, 29.4 million metric tons of crude oil in 2020 and 31.1 million metric tons of crude oil in 2019, marking a 1% increase measured over the last five years. Türkiye imported 50.5 billion cubic meters (“bcm”) in 2023, 54.7 bcm of natural gas in 2022, 58.7 bcm of natural gas in 2021, 48.1 bcm in 2020 and 45.2 bcm in 2019, marking a 11.7% increase measured over the last five years. Türkiye imported 22.9 million metric tons of oil equivalent (“mtoe”) in coal in 2022, 22.9 mtoe in coal in 2021, 25.4 mtoe in coal in 2020 and 24.3 mtoe in coal in 2019.

The following table presents Türkiye’s oil imports by source country for the years indicated:

Table 7

Oil Imports (million tons)	2019		2020		2021	2022	2023
Angola	0.0		0.1		0.0	0.0	0.0
Azerbaijan	0.4		0.2		0.5	0.2	0.0
Gabon	0.0		0.0		0.0	0.1	0.1
Ghana	0.0		0.0		0.0	0.1	0.0
Iraq	9.5		11.8		13.3	12.5	9.9
Iran	2.1		0.0		0.0	0.0	0.0
Italy	0.0		0.0		0.2	0.1	0.6
Canada	0.0		0.0		0.0	0.0	0.0
Kazakhstan	3.2		3.3		4.5	4.2	5.7
Colombia	0.0	*	0.0		0.0	0.0	0.0
Kuwait	0.0	*	0.0		0.0	0.0	0.0
Libya	1.1		1.0		2.0	0.8	0.6
Egypt	0.0		0.2		0.1	0.0	0,1
Nigeria	1.8		2.5		1.1	1.2	1.1
Norway	0.0		2.8		1.7	0.3	0.3
Russian Federation	10.4		3.3		5.4	12.0	10.7
Saudi Arabia	1.9		3.2		1.7	1.7	1.9
Tunisia	0.0		0.1		0.2	0.1	0.0
Turkmenistan	0.5		0.9		0.7	0.1	0.0
Greece	0.0	*	0.0	*	0.1	0.0	0.0
ABD	0.0		0.0		0.0	0.0	0.2
Guyana	0.0		0.0		0.0	0.0	0.1
Ekvator Ginesi	0.0		0.0		0.0	0.0	0.1
Tunus	0.0		0.0		0.0	0.0	0.0	*
Total Crude Oil Imports	31.1		29.4		31.4	33.5	31.4
Total Crude Oil Imports and Petroleum Products Imports	44.8		40.5		44.3	47.4	49.0

*	less than 100,000 tons

Source: Energy Market Regulatory Authority

The policies and strategies of the Ministry of Energy and Natural Resources are based on enhancing Türkiye’s energy supply security and reducing our import dependency by increasing the use of domestic/renewable energy resources and maintaining clean energy transition to comply with our net zero target by 2053.

At the end of 2022, Ministry of Energy and Natural Resources declared long term Türkiye National Energy Plan covering the period between 2020-2035. In developing the report, basic indicators such as population, economic development and fuel prices were taken into account in order to estimate the sectoral activities that make up the energy demands of the industry, residential, services, agriculture and transport sectors. The plan also constitutes a base for the net-zero target of Türkiye by 2053 and includes recommendations for the 2035-2053 horizon. Key targets of the study for the period 2020-2035 are as follows:

•	an increase in primary energy consumption to 205.3 mtoe;

•	an increase in electricity consumption to 510.5 Terawatt-hour (“TWh”);

•	an increase in the share of electricity in final energy consumption to 24.9%;

•	a 35.3% decrease in energy intensity;

•	increases in the installed capacity to:

•	189.7 GW in total;

•	52.9 GW in solar power;

•	29.6 GW in wind power; (24.6 GW onshore, 5 GW offshore);

•	7.2 GW in nuclear power;

•	35.1 GW in hydroelectric; and

•	5.1 GW in geothermal and biomass power;

•	an increase in the share of renewable energy sources in electricity generation to 54.7%;

•	an increase in the share of renewable energy sources in installed capacity to 64.7%;

•	in order to meet the need for flexibility:

•	an increase in battery capacity to 7.5 GW (2 hours charging time);

•	an increase in electrolyzer capacity to 5.0 GW; and

•	an increase in demand-side response to 1.7 GW.

For the period 2035-2053:

•	an increase in annual average rate of electricity consumption to 5.2%;

•	an increase in the share of renewable energy sources in installed capacity to 69.1% by 2053;

•	an increase in the share of intermittent renewable energy sources in electricity generation to 61.4% by 2053; and

•	an increase in the share of renewable energy sources in primary energy consumption by 50% by 2053.

According to the Hydrogen Technologies Strategy and Roadmap of Türkiye, which was published by the Ministry of Energy and Natural Resources, electrolyzer installed capacity is expected to be 2 GW for the year 2030 and 5 GW and 70 GW for the years 2035 and 2053, respectively.

To ensure energy supply security, Türkiye is enhancing the natural gas infrastructure through investments in new pipeline projects and capacity increase, floating storage regasification units (“FSRU”), liquefied natural gas, and storage facilities. BOTAŞ has 2 FSRU and 1 LNG import terminal, and in total, Türkiye has 3 FSRU and 2 LNG import terminals, including private sector investments. Türkiye’s first and second FSRUs became operational in 2017 and February 2018, respectively. A FSRU vessel named “Ertugrul Gazi”, which is owned by BOTAŞ and is registered to the Turkish International Ship Registry became operational on June 2021. The first gas delivery from TANAP to Türkiye occurred in June 2018, which also contributes to Türkiye’s diversification efforts, ensuring the security of Türkiye’s energy supply, and the first gas delivery via TANAP to Europe occurred in 2020. The first gas delivery via TurkStream to Europe was initiated on January 1, 2020.

The initial capacity of the TANAP for deliveries to Türkiye is 6 bcm, and for deliveries to Europe is 10 bcm. Türkiye has also invested in exploration and drilling activities, and to that end has acquired four drilling ships.

The last pillar of Türkiye’s strategy is ensuring predictable market conditions. The liberalization process of Turkish electricity and gas markets dates back to 2001 when electricity and gas markets laws were published in line with EU alignment efforts. In the electricity sector, as of the end of 2023, 86.5% of the electricity generation comes from the private sector (licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants), compared to 72.0% in 2014. The major achievements in the gas sector include the expansion of the distribution system by private distribution companies through auctions held by the Energy Market Regulatory Authority (“EMRA”), the establishment of wholesale companies that sell natural gas to eligible consumers, a gas release process which enables the transfer of certain contracts of the Petroleum Pipeline Corporation of Türkiye (“BOTAŞ”) to new private import companies. In 2015, Energy Exchange Istanbul was established to contribute to the development of the energy market by providing reliable reference price formation for market players. The electricity wholesale market has been operational since 2015 and wholesale gas trading activities started on September 2018. “Power Futures Market” By-law was opened on June 1, 2021 under the operation of Energy Exchange Istanbul (EPİAŞ), the market operator. “Natural Gas Futures Market” entered into force following its publication in the Official Gazette dated March 12, 2021. Futures products have been available for trading in the organized Natural Gas Futures Market since October 1, 2021.

Energy development and power generation were priority areas for public investment. In particular, in the second half of the 1970s, Türkiye embarked on a power and irrigation project (“GAP”) in Southeastern Anatolia. The power and irrigation project in Southeastern Anatolia (“GAP”) region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Türkiye. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. As of December 31, 2017, the installed capacity of GAP hydropower plants in operation was 7,383 MW. In addition, as of December 31, 2017, 47.4% of the total irrigation was completed, 15.2% was under construction, and 37.4% was at the planning and final design level. At the end of 2019, 14 hydroelectric power plants were completed and 91.2% physical realization was achieved in GAP energy investments. With the HEPPs put into operation, an annual electricity generation capacity of 20.6 billion kilowatt-hours has been created in the Region. The total cost of GAP is expected to be U.S.$25.0 billion (excluding expropriation and overhead costs).

Pursuant to the Law No. 7346 amending the Electricity Market Law No. 6446, which was published in the Official Gazette No. 31700 of December 25, 2021, the Ministry of Energy and Natural Resources is obligated to prepare a long-term National Energy Plan in every 5 years. The first National Energy Plan was published in 2022.

Türkiye ratified the Paris Agreement on October 6, 2021. By doing so, Türkiye has set a net-zero carbon target by 2053.

Türkiye needs alternative fuels and technologies that can be substituted for fossil fuels in order to reduce its energy bill and to establish more environmentally friendly policies. To this end, the Republic views the dissemination of electric vehicles that serve this purpose as crucial. With the amendment to the Law dated 25/12/2021, the first legal regulations were put into force and regulatory authority regarding the activities of charging stations was given to EMRA. Accordingly, EMRA published the Charging Service Regulation and secondary regulations for the establishment of charging stations for electric vehicles, the development of charging infrastructure and the creation of an integrated charging network that will cover the whole country. The regulations aim to provide high quality, continuous and uninterrupted charging service to electric vehicle users. Companies can operate charging networks within the scope of the charging network operator license they obtained from EMRA. These licensed companies can operate the charging stations themselves or have them operated by third parties with the certificates they will issue. Licensees are required to establish a charging network of at least fifty charging units in at least five different districts within six months of obtaining such a license. Companies must serve all electric vehicle models at charging stations and set the price of the charging service based on the unit energy (kWh) price. Regulations have also been put in place to increase the number of fast charging stations and to enable electric vehicle users to access the charging service price in a simple and comparable way. Steps to integrate smart grid applications such as vehicle-to-grid energy transfer and other innovative developments in e-mobility into the electric vehicle ecosystem are being discussed.

Natural Gas

Natural gas has been used extensively for power generation in Türkiye since the late 1980s. Türkiye is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Oman, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market in order to maintain a supply-demand balance. Türkiye has very limited domestic gas reserves and national gas production represents less than 1% of the total domestic demand. After the Black Sea natural gas discovery, Türkiye aims to increase domestic production. Consequently, nearly 99% of natural gas demand is satisfied by import. BOTAŞ is the state-owned crude oil and natural gas pipeline operator and gas trader. At present, BOTAŞ has six long-term sale and purchase contracts in effect (four of which are via pipelines and two is in LNG form). In 2023, primary natural gas supply into National Transmission System amounted to 51.3 bcm. In 2022, 50.5 bcm of natural gas was imported and 807 mcm natural gas was produced. 36.2 bcm has been imported via pipeline and 14.3 bcm via LNG, 90.45% of which was imported by BOTAŞ and 9.55% of which was imported by the private sector. By the end of 2023, the breakdown of consumption, which totaled 50.2 bcm, was 27.7% transformation (electricity generation, refineries, etc.) 24.5% industry, 33.8% households, and 10.6% service sector. Distribution is carried out by local distribution companies. As of the end of 2021, 72 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand.

In 2023, Türkiye imported 21.34 bcm of natural gas from Russian Federation, 5.41 bcm of natural gas from Iran and 10.26 bcm of natural gas from Azerbaijan. Türkiye also imported 4 bcm and 6 bcm of natural gas in LNG from USA and Algeria, respectively. Türkiye also imported spot LNG from Egypt, Nigeria, Trinidad and Tobago and Oman in 2023.

In 2023, natural gas exports via pipeline were made by BOTAŞ to Romania, Greece and Bulgaria, and liquefied natural gas (LNG) was exported to Bulgaria, North Macedonia, Switzerland and Serbia, respectively, by BOTAŞ and Tmak Natural Gas İhracat Ticaret Limited Şirketi. LNG exports constituted 23.1% of the total natural gas exports of 896.28 million Sm3 in 2023.

Türkiye’s domestic natural gas transmission system exceeds 19,443 km in length. In 2023, as it was in 2022, the number of active Distribution System Operator was 72.

In December 2012, the EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 cubic meters. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development provided transparency to supplier switching process and functioning of the market.

The Organized Natural Gas Wholesale Market By-law aims to let the market players trade natural gas anonymously in an organized liberal market operating by continuous trade principles, as well as let the transmission system operator balance the system by entering the Continuous Trade Platform (“CTP”) when needed and was published in the Official Gazette dated March 31, 2017. Market Usage Procedures and Principles, which aim to provide detailed rules about the market, were published in the Official Gazette dated September 23, 2017. Market simulations on the CTP began in April 1, 2018 and the market started operation on September 1, 2018, with transactions posing financial and delivery obligations according to the By-law. The foundation of the Organized Natural Gas Wholesale Market is an important step towards establishing Türkiye as an international gas trade center allowing the trade of gas from different sources. EMRA Board Decision No.9138 (published in the Official Gazette No. 31023 of January 23, 2020) amending the Organized Natural Gas Wholesale Market Operation Procedures and Principles (PUE), launched the physically delivered natural gas weekly products on June 1, 2020. In line with the EMRA Board Decision, EPİAŞ introduced the physically delivered natural gas weekly products to the market on June 1, 2020. The Natural Gas Market Weekly Products offers natural gas market participants up to 7 days of delivery options and flexible imbalance management. Natural Gas Market participants are offered the opportunity to trade for HS—weekend (2 days), HI—weekdays (5 days) and HT—whole week (7 days), with which they can trade similar to daily spot transactions.

The legislation on Natural Gas Futures Market was finalized by EMRA in December 2020 and entered into force following its publication in the Official Gazette No. 31421 of March 12, 2021. The implementation and testing of the software for the Natural Gas Futures Market was completed in the third quarter of 2021 and futures products became available in the organized market on October 1, 2021. The newly-founded market is the first natural gas future market in the region, and it is expected to contribute considerably to the price discovery for the gas markets of the region. It is expected that this market will enable natural gas trade in Türkiye to be carried out under more competitive conditions and increase market depth and market transparency.

The regasification capacity of the LNG terminals is 161 mcm/day as a result of the upgrades to the terminals and the new FSRUs , are another step towards liberalization in the natural gas market. Tariffs on LNG terminals including FSRUs have been liberalized as of the end of 2017, in line with the Natural Gas Market Law articles dictating that such storage tariffs should be freely set between parties provided that there is sufficient capacity.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law (No. 6446) (the “Electricity Market Law”), which became effective in March 2013, includes rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows the Ministry of Energy and Natural Resources (“MENR”) to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities, and municipal institutions to generate their own electricity. With the passing of amendments to the Electricity Market Law in 2014, the auto-production license was abolished and, accordingly, all such licenses have been changed into generation licenses. As of the end of 2023, Independent Power Producers generated 261.5 TWh, which constituted approximately 80.1% of Türkiye’s total electricity generation. As of the end of 2023, the share of private sector in electricity generation is approximately 86.5%, taking into account the licensed power producers, unlicensed power units, BOO, BOT, and TOOR power plants.

According to the provisional data, Türkiye consumed 330.31 TWh of electricity in 2023. As of the end of 2023, installed capacity has reached 106,668 MW. By the Presidential Decree No. 2949, which was published in the Official Gazette No. 31248 of September 18, 2020, the current renewable energy support mechanism’s duration was extended from December 31, 2020 to June 30th, 2021.

According to the Presidential Decree published in the Official Gazette No. 32177 dated May 1, 2023, regarding the pricing of electricity produced in RES Certified electricity generation facilities based on renewable energy sources, the prices and periods to be applied for these facilities have been determined.

It has been decided to put the attached Decision regarding the update of prices into force in accordance with Articles 6 and 6/B of the Law No. 5346 on the Use of Renewable Energy Resources for Electricity Generation.

The prices given below were applied in December 2023, for electricity generation facilities based on renewable energy resources with RES Certificate which are commissioned from July 1, 2021 until December 31, 2030.

Table 8

Type of Power Generation Facility Based on Renewable Source		RES Support Mechanism Implementation Price (Turkish Lira kuruş/kWh)	RES Support Mechanism Implementation Period (Year)	RES Support Mechanism Base Price (US$ cent/kWh)	RES Support Mechanism Ceiling Price (US$ cent/kWh)	Local Content Support (Turkish Lira kuruş/kWh)	Local Content Support Period (Year)
Hydroelectric	With reservoir (only for the facilities with reservoir space between 1 km2 and 15 km2)	204.57	10	6.75	8.25	40.92	5
	Run-of-the-river type	191.78	10	6.30	7.70	40.92	5
Wind	Onshore	150.58	10	4.95	6.05	40.92	5
	Offshore	204.57	10	6.75	8.25	54.62	5
Geothermal		286.97	15	9.45	11.55	40.92	5
Biomass	Landfill Gas/Resources from by-products of the processing of waste tires	150.58	10	4.95	6.05	40.92	5
	Biomethanisation	245.76	10	8.10	9.90	40.92	5
	Thermal Disposal (municipal wastes, vegetable oil wastes, agricultural wastes without food and feed value, forest products other than industrial wood, industrial waste sludge and treatment sludge)	191.65	10	5.75	8.00	30.65	5
Solar		150.58	10	4.95	6.05	40.92	5
Electricity storage facility integrated with wind and solar plants (The electrical energy supplied to the system after being generated in the wind and solar energy-based generation facility and stored in the electricity storage unit integrated with it)		177.57	10	5.85	7.15	54.62	10
Pumped-storage hydroelectricity		286.97	15	9.45	11.55	54.62	10
Wave and current energy based		191.78	10	6.30	7.70	54.62	10

Prices are updated according to the method specified in the Decision. They are escalated on the basis of source monthly , according to Domestic Producer Price Index, Consumer Price Index, the average daily US dollar and Euro forex buying rates.

The By-law on Competition for the Pre-License Applications of the Wind and Solar Power Plant Projects published in the Official Gazette dated May 13, 2017 (No. 30065) outlines the principles and procedures related to applications for projects to be connected to the grid. The By-law requires that eligibility criteria be determined by the lowest bidding price to be paid per kWh.

EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources published in the Official Gazette dated October 1, 2013 (No. 28782), which identifies the methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities.

With the amendment in Regulation on Documentation and Support of Renewable Energy, which was published in the Official Gazette on April 29, 2016, participants in the renewable energy support mechanism have the responsibility for electricity sales and imbalances. They can sell to the day-ahead market, intraday market, and through bilateral contracts. The support amount is determined by feed-in-tariff plus the difference between the sales and the produced amount multiplied by a different coefficient for each resource type of the Day Ahead Market price.

The Regulation on Storage Activities in the Electricity Market published on May 9, 2021, set forth the procedures and principles to be applied to investors who want to establish storage facilities in Türkiye and with the amendment to the Regulation made on November 19, 2022, legal entities holding a generation license have been given the opportunity to establish storage facilities in their existing licensed generation facility.

The Law published in the Official Gazette on July 5, 2022 (No. 31887), permits legal entities undertaking to establish an electricity storage facility to establish an electricity generation facility based on wind and/or solar energy up to the installed capacity of the electricity storage facility they have undertaken to establish. Subsequently, amendments were made to secondary legislations, and Energy Market Regulatory Authority (EMRA) accepted applications from November 2022 to September 2023 for renewable projects incorporating storage facilities. As of the end of 2023, EMRA has granted 548 prelicenses for such renewable power projects with energy storage systems, amounting to a combined capacity of 14.4 GW of wind and 13.2 GW of solar power generation.

The Regulation on Renewable Energy Source Zones (“YEKA”) was published in the Official Gazette on October 9, 2016. It is a new investment model for the construction of large capacity solar and wind energy zones. As of the end of 2023, construction of onshore wind zones, with a total capacity of 25.2 MW, and solar power zones, with a total capacity of 1,200 MW were completed.

By the end of 2023, the share of renewable energy sources in total electricity generation was 42.1% and total wind capacity reached 11,803 MW.

There are two main state-owned companies in the electricity sector of Türkiye, covering generation, trading, and transmission activities: Turkish Electricity Transmission Corp. (“TEİAŞ”) and Electricity Generation Corp. (“EÜAŞ”). Within the context of the Decree Law No. 703 published in the Official Gazette No. 30473 (bis) of July 9, 2018, Turkish Electricity Trading and Contracting Co. (TETAŞ) and Electricity Generation Company (EÜAŞ) were unified under the structure of EÜAŞ and duties, authorities and responsibilities of former TETAŞ are now being performed by EÜAŞ. As of end of 2019, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. In 2022 and 2023, 85.7% and 86.3% of electricity generation was held by the private sector, respectively. Three hydroelectric power plants with a total installed capacity of 61.5 MW were privatized in 2019. 5 hydro power plants with a total installed capacity of 174.9 MW and one natural gas power plant with an installed capacity of 253.4 MW (Gebze Dilovası Natural Gas Combined Cycle Power Plant) were privatized in 2021. In 2022, 2 hydro power plants with a total installed capacity of 14.08 MW were privatized. As of year-end 2023, five thermal power plants with an installed capacity of 1,936 MW and 20 hydraulic power plants with an installed capacity of 2,467 MW have been included in the privatization scope and program.

While EÜAŞ, a state-owned company, held 21.5% of all installed capacity in 2019, its share in total installed capacity was reduced to 20.1% by the end of 2023. The total installed capacity of EÜAŞ by the end of 2023 was 21,535 MW. Independent power producers owned 66.8% of total capacity in 2023. Unlicensed power units, BOO, BOT and TOOR power plants had 13.1% of capacity.

To ensure a stable supply of energy, the Ministry of Energy and Natural Resources (“Ministry of Energy”) is responsible for monitoring the security of the electricity supply and adopting measures concerning supply security. According to the amendment made on December 21, 2021, the following provisions have been introduced:

•

All licensed legal entities operating in the electricity market are obliged to comply with the measures specified by the Ministry of Energy regarding the security of the electricity supply, to contribute to the transactions to be made, and to submit necessary information and documents within the specified time.

•	The Ministry of Energy may organize capacity allocation competitions in order to ensure supply security in the medium-to-long term, taking into account the Turkish National Energy Plan.

•

For the power generation facilities to be established within the scope of capacity allocation competitions, the lowest price to be offered will be applied within the Renewable Energy Resources Support Mechanism (“YEKDEM”) for a period to be determined by the Ministry of Energy.

•

Turkish Electricity Transmission Company (“TEİAŞ”) may lodge a tender to establish a new power generation facility or lease the capacities of existing production facilities under ancillary services agreements to maintain system reliability and meet regional system needs that may occur due to insufficient capacity.

The issue of “EVs and charging stations” under the Electricity Market Law No. 6446 (“Law No. 6446”) was regulated with the amendment made in December 2021. Pursuant to this amendment, the definitions of EVs and charging stations were added to Law No. 6446, and the term “charging service” was regulated.

Under the Electricity Market Law, EMRA is permitted to differentiate consumer groups are based on consumer characteristics or separate tariffs to support renewable energy sources. Consumers, upon their demand, can benefit from the tariffs set to support renewable energy sources. On December 21, 2021, the relevant provision in the Electricity Market Law was amended to introduce additional criteria for separate tariffs. Accordingly, EMRA can introduce different tariffs for consumer according to their respective levels of electricity consumption (based on whether they are below or above the set energy consumption limit).

Türkiye is planning to install three nuclear power plants (NPP) over the long term. The Republic signed an IGA with the Russian Federation on May 12, 2010 for the installation of the first nuclear power plant, which is comprised of four units of VVER-1200 reactors at Akkuyu site in Mersin province. The construction of the first, second, third and fourth units of the Akkuyu NPP formally started in April of 2018, April of 2020, March of 2021 and July of 2022 respectively. On April 27, 2023, first fresh fuel assembly was delivered to the plant site. It is expected to start to generating electricity for the first unit by the end of 2025. Other units will be put into commercial operation at one-year intervals.

An IGA with Japan was signed on May 3, 2013 for the installation of the second NPP, with an installed capacity of 4.480 MWe and that consists of 4 units, each of which has an installed capacity of 1.120 MWe in Sinop province. However, both sides agreed to cease further cooperation on the NPP project. Currently, Türkiye is seeking a new partner country for the NPP project. At the same time, Turkish Nuclear Energy Company (TÜNAŞ) submitted site approval application to Nuclear Regulatory Authority (NDK) on May 30, 2023. The NDK completed the suitability check of the application documents for the purpose of conducting review and assessment studies on June 16, 2023. Additionally, a positive environmental impact assessment decision was made in September 2020 regarding the NPP project.

The site selection process for Türkiye’s third NPP project is ongoing.

In addition to NPP projects, the upcoming technology of SMR is on the agenda of the Turkish government. The Ministry of Energy and Natural Resources is in talks with American, British and French technology vendor companies (Rolls-Royce SMR, NuScale, Nuward-EDF) for deployment of SMRs in the country.

On the other hand, watching closely the new developments throughout the world, EMRA has released the legislation for Renewable Energy Guarantees of Origin in Electricity Market (aka YEK-G system), which is considered as a first step for entering the EU’s Guarantees of Origin certificate system. The system enables the trade of YEK-G certificates issued for each megawatt-hour green energy generation from renewable energy power plants. YEK-G certificates are tradeable between licenced market players via bilateral agreements, and also at the organized wholesale YEK-G market for the time being (unlicensed power producers will be granted access the system at phase-2). The system framework and certificate properties were designed similar to the GO system. The system has been operated by EPİAŞ (the energy market operator of Türkiye) since June 2021. EMRA anticipates that the YEK-G system will widely be used for compliance with future green energy compliances and carbon footprint reduction initiatives.

Moreover, the amendment to the Electricity Market Law in July 2022, and the corresponding changes in secondary legislations in November 2022, gave investors the right to apply for the construction of electricity storage units integrated with wind or solar power plants without having to participate in the capacity allocation auction or conduct wind or solar measurement. This mechanism will help to improve system flexibility and provide a more stable electricity generation system by controlling intermittent nature of wind or solar resources. EMRA has been receiving applications for pre-licenses or amendments to licenses.

In addition, a new electricity market operation known as “aggregation” became operational in December 2022 as a result of an amendment to the Electricity Market Law. Preparations for the corresponding secondary legislation are ongoing. Following the completion of secondary legislation pertaining to this market operation, aggregators will conduct aggregation operations by receiving either an aggregation license or a supply license. Aggregation activity is a method used by system operators for system security; as a result of this activity, electricity consumers’ costs are expected to be reduced, and the integration of small-scale renewable energy plants into the system is expected to increase. The “aggregator” company will create a portfolio of small producers, and through this portfolio, the consumption of the companies in the portfolio will be reduced instead of increasing production during the peak hours, and the income from this transaction will be shared with the companies in the portfolio. More consumers will be included in the system as a result of the aggregation activity, the system’s flexibility will be increased, demand side participation will be achieved, and significant benefits will be provided for maintaining the supply-demand balance.

The Republic commenced efforts to enact energy efficiency legislation and to pursue EU alignment process with the adoption of the Energy Efficiency Law No. 5627 (EE Law) in 2007 which targets industrial facilities, the building, service and transport sectors, and also power plants; generation, transmission and distribution networks. The EE Law introduced, among other measures, energy audits, an energy management program, the establishment of EE companies and financial support schemes. The Regulation on Energy Performance of Buildings (EPB), Energy Performance Certificates, the Regulation on Energy Efficiency of the Utilization of Energy Resources and Energy, the Regulation for Supporting Energy Efficiency in SMEs, the Regulation for Efficiency Calculation for Cogeneration and Micro-cogeneration were issued in accordance with the EE Law. Moreover, Türkiye has adopted the EU Eco-Design Framework Directive (2009/125/EU) and Framework Labelling Directive (2017/1369/EU). According to Euromonitor data, Türkiye is the second largest white goods exporter in the world after China and the largest in Europe. On the other hand, the sector employs approximately 600,000 people in Türkiye.

Türkiye acknowledges the need to reduce energy dependency and to improve energy efficiency. To that end, in January 2018, the government issued the National Energy Efficiency Action Plan (NEEAP1) for the period of 2017-2023, which is in line with EU Directive 2012/27/EU. The NEEAP has targets such as reducing the primary energy consumption of Türkiye by 14% by 2023 through 55 actions defined in 6 categories (namely buildings and services, energy, transport, industry and technology, agriculture and cross-cutting (horizontal) areas); achieving cumulative savings of 23.9 mtoe by 2023, with an investment of U.S.$10.9 billion; and realizing U.S.$30.2 billion worth of cumulative savings by 2033 at 2017 prices.

The efforts conducted within the scope of the National Energy Efficiency Action Plan (NEEAP) between 2017 and 2023 involved an investment of U.S.$8.47 billion, leading to 24.625 mtoe of cumulative energy savings and a reduction of 68.62 million tons of CO2 equivalent emissions.

Furthermore, energy efficiency studies have been accelerated and expanded in line with Türkiye’s net zero by 2053 targets. Energy Efficiency 2030 Strategy and the 2nd NEEAP (2024-2030) were developed and announced to the public on January 8, 2024, with the aim of achieving Türkiye’s new energy efficiency vision and strategy. The 2nd NEEAP defines 61 actions and 266 activities in 7 sectors. To reach the set targets by 2030, a total investment of U.S.$20.2 billion is expected from both the public and private sectors. Over the period 2024-2030, it is projected to achieve cumulatively 37.1 mtoe of energy savings and a reduction of 100 million tons of CO2 equivalent emissions.

Regarding the grant programs of the Ministry of Energy and Natural Resources, Energy Efficiency Improvement Projects (EEIPs) provide support of up to TL 15 million to industrial enterprises with an annual energy consumption of 500 toe or more that make energy efficiency investments. The amount of financial support to be provided per project will be updated each year within the framework of the revaluation rate.

In the context of Voluntary Agreements (VAs), industrial establishments that have an annual energy consumption of 500 toe or more, should apply to MENR to sign conditions and commitments to decrease their energy intensity by at least 10% on average or more in the three year monitoring period and if the commitment is realized at the end of the 3-year period, a support amount of maximum TL 10 million, corresponding to the energy consumption value of the application year, will be provided. Additionally, in the Fifth Regional Incentive, investments of industrial enterprises that save at least 15% energy, benefit from regional incentives such as VAT reduction, customs tax exemption and interest support given in the Fifth Region.

Between 2019-2023, within the scope of the EEIPs, MENR have provided a total of TL 112.19 million in grant money, corresponding to energy savings of 64,684 toe/year, for a total investment of TL 759.60 million.

Within the scope of Voluntary Agreements (VAs) between 2019-2023, eight industrial enterprise have completed a project with a total of TL 8.26 million investment of which TL 0.9 million was granted by MENR. Energy savings from this agreement is 5542 toe/year and the monetary saving is TL 5.73 million.

A legal obligation was introduced by a decree requiring public buildings to save at least 15% of their energy bill compared to the building’s calculated average consumption between 2016 and 2018. During the period from 2019-2023, a total of 72,642 toe energy savings have been achieved by public organizations. The energy saving target in the public sector has been updated to 30% by 2030 with a new presidential decree.

In 2018, Türkiye adopted an article related to Energy Performance Contracts (EPC), which allow energy efficiency implementations in public buildings and facilities through Energy Service Companies (ESCOs), which article was added into the EE Law. Pursuant to this article, public buildings which have a total construction area of over 10,000 square meters or total annual energy consumption over 250 toe would contract to lower their energy consumption or expenditures through EPCs, not exceeding 15 years.

The second phase of the Türkiye Sustainable Energy Financing Program (TurSEFF), for which the European Bank for Reconstruction and Development (EBRD) has provided a €400 million facility, is ongoing. Furthermore, the World Bank (WB) has provided U.S.$450 million for green transformation in the industry sector. However, there is a need for investment of U.S.$25 billion to enhance energy efficiency in the industry sector and U.S.$10 billion for renewable energy and electrification in low-heat demand plants. Given that shorter payback period of these investments give an opportunity for ESCOs.

Within the scope of the Sustainable Cities Project-II, an agreement for a loan package amounting to €500 million was signed with the World Bank in 2019. The project targets such sectors as; water and wastewater services, public transport, solid waste management, energy efficiency and renewable energy, municipal social infrastructure and services, firefighting services and pollution reduction through marine waste management, reduction of plastic waste and implementation of clean air compliance plans.

Aiming to realize the energy efficiency potential in the public sector, the Energy Efficiency in Public Buildings (KABEV) project with a credit of U.S.$200 million was initiated with the help of World Bank and Ministry of Environment, Urbanization and Climate Change. The KABEV project is intended to renew 500-700 public buildings in an energy efficient way, it is aimed to combat climate change by providing energy savings, increasing comfort and reducing greenhouse gases. Works are being carried out between the Ministry of Environment, Urbanization and Climate Change and the World Bank for KABEV-2, which is an extension of the project.

The Organized Power Markets

In Türkiye, there are liberal spot and future markets that are operated by Energy Exchange Istanbul (EXIST) or Enerji Piyasaları İşletme A.Ş. (EPİAŞ) by its Turkish name. EXIST is responsible for managing and operating energy markets, including power, gas and environmental commodities. EXIST is intended to ensure transparent, reliable and trustworthy market conditions as well as equal access for all market participants by providing a counterparty guarantee of the transactions. EXIST operates Day-Ahead and Intraday Spot Power Markets, Spot Natural Gas Market, Power Futures Market, Natural Gas Futures Market and Renewable Energy Guarantees of Origin System & Organized YEK-G Market. EXIST also performs financial transactions such as settlement, collateral and invoicing in these markets, settlement activities regarding the Balancing Power Market (BPM) and Ancillary Services Market, imbalance settlement activities in natural gas market, the operation of the Renewable Energy Resources Support Mechanism and carries out eligible costumer transactions. EXIST develops all of the markets and services software in-house.

Energy market regulations are published in English on EXIST’s website.

Day Ahead Market (DAM):

The liberalization process of Türkiye’s energy market started with the Electricity Market Law, which was aimed at creating an electricity market based on transparency, integrity, and competition; and integrated with other countries’ electricity markets.

The Day-Ahead Market brought to the Turkish electricity market of the option for the demand side to adjust its consumption based on price levels. Another important improvement introduced by the Day-Ahead Market is financial settlement on a daily basis and performance of daily clearing of payables/receivables due to commercial transactions the next day after commercial transactions date. The Day Ahead Market also marked the introduction of the collateral mechanism which provided insurance for receivables of electricity market and market participants against possible cash-flow problems, thus mitigating effects of cash-flow problems within the market.

Table 9. Annual Average Market Clearing Price (MPC) on DAM (TL/MWh)

Table 10. Annual Matching Quantity (TWh) on DAM

Table 11. Annual Trade Volume (Billion TL) on DAM

Intra-Day Market (IDM)

Efforts continue to ensure that the Turkish Electricity Market becomes more transparent and efficient; that it has strong financial grounds and that it has an integrated structure with the European Union Electricity Markets. The establishment of the Intraday Market for electricity in 2015 was intended to ensure that participants in the Turkish Electricity Market take a well-balanced and active responsibility in ensuring that these goals are met.

In addition to operational Day ahead, Ancillary Services and Balancing Markets, the Intraday Market gives participants the opportunity to engage in near-real-time trading and to balance their portfolios in the short term.

Table 12. Annual Weighted Average Price (WAP) on IDM

Table 13. Annual Matching Quantity (TWh) on IDM

Table 14. Annual Trade Volume (Billion TL) on IDM

Power Futures Market (PFM):

Power Futures Market was launched on June 1, 2021.

Electricity markets in Türkiye operated within EPİAŞ are by definition spot markets due to the short maturities of transactions. The operated Day Ahead and Intra Day markets have been put into practice with domestic and national resources within EPİAŞ and offered to our energy sector. In Türkiye, long-term electricity contracts that are subject to regulation and provide central counterparty services are operated within BIST and only cash settlement is offered. In addition, long-term electricity contracts that are not regulated and do not provide central counterparty services are traded both in cash and physically in the over-the-counter (“OTC”) markets. After all the stakeholders came to an agreement that a need had arisen for a new market, with long-term, central counterparty service and physical delivery, the Power Futures Market (PFM), was designed and developed with national and domestic resources within EPİAŞ, and, since June 1, 2021, is open to participants in the sector. In the spot electricity markets, market participants can balance their portfolios and make optimization physically. In the Power Futures Market, market participants have the opportunity to hedge against price risk and to see price prospects for the future (price discovery). Therefore, spot and Power Futures Markets respond to different needs of market participants and they complement each other in this respect. Forward transactions can be made in organized markets as well as in OTC markets through bilateral agreements. There is counterparty risk in transactions made in OTC markets and the price discovery function for the future is not realized since details of OTC transactions are not regularly published. With the emergence of sound price expectations for the future, feasibility studies for electricity and electricity-based investments will become easier, and an atmosphere of trust is ensured for new investments.

Renewable Energy Guarantees of Origin System (YEK-G) & Organized YEK-G Market:

Organized YEK-G Market is a market organized and operated by EPİAŞ where YEK-G certificates are traded among market participants. It launched on June 21, 2021.

In the organized YEK-G market, contracts that obligate buyers and sellers to receive or deliver YEK-G certificates at the matched price for the matched amount of YEK-G certificates are processed by the Market Operator in line with the continuous trading model. Market participants can place buying and/or selling offers on the contracts that are open during the session.

During the market process, the maximum and minimum price is determined by EPİAŞ and market transaction collateral is obtained against the financial risks that may arise regarding the invoice payments due from transactions entered into by market participants. Market participants shall trade in the Organized YEK-G Market as much as at the amount of transaction collateral in the current market.

With the amendments to the Renewable Energy Guarantees of Origin (also known as YEK-G) legislation and the Charging Services legislation, the concept of green charging in Türkiye has acquired a strong legal foundation. Historically, many EV charging operators made claims about green charging, although these claims were not supported by legislation. With the relevant changes in the legislation, the definition of a “green charging station” has been incorporated, thereby putting an end to the green charging debate in Türkiye. By 2024, all green charging stations must ensure that their electricity usage is accompanied by YEK-G certificates. Additionally, these stations must adhere to standardized branding for the green charging service they provide.

Electricity Interconnections

Türkiye has the following existing interconnections with neighboring countries, and import/export figures are as follows:

•

Azerbaijan/Nakhchivan: There are two 154 kV interconnection lines between Türkiye and Azerbaijan/Nakhchivan namely Babek (Nakhchivan)—Aralik (Türkiye) and Arpacay (Nakhchivan)—Igdir (Türkiye). Imports from this connection line were discontinued on May 31, 2014. In 2019, 2020, 2021, 2022 and 2023 no imports/exports were realized.

•

Iran: There is one 400 kV interconnection line between Khoy (Iran) and Van (Türkiye). In 2019, 2020, 2021, 2022 and 2023 no imports/exports were realized. The name of the 400 kV Başkale-Khoy interconnection line has been changed to 400 kV Van Back to Back-Khoy with the completion of the 600 MW DC Back to Back station (Van/Türkiye) in 2021. The Operational Agreement of this line is expected to be signed in 2024. It will be possible to import/export electricity between Iran and Türkiye after signature of the Operational Agreement with a capacity of 450 MW. Another interconnection line, 154 kV Doğubayazıt (Türkiye) -Bazargan (Iran) interconnection line is not in use.

•

Georgia: Two interconnection lines exist between Türkiye and Georgia. The first one is 220 kV Hopa (Türkiye)-Batum (Georgia) interconnection line which is operated only in emergency situations since 2014. The second interconnection line is 400 kV interconnection line between Borçka (Türkiye) and Akhaltsikhe (Georgia), with a DC back-to-back station in Akhaltsikhe completed in 2013 and operated since July 2014. 10,406,795,000 kWh of energy was imported from Georgia to Türkiye via the Borçka-Akhaltsikhe interconnection line from January 1, 2019 to December 31, 2023. 382,242,000 kWh of energy was exported from Türkiye to Georgia via Borçka-Akhaltsikhe interconnection line in 2018 and 2020.

•

Iraq: There is one 400 kV interconnection line between Cizre (Türkiye) and Zakho (Iraq) (operated in 154 kV). 642,009,000 kWh of energy was exported from Türkiye to Iraq via the Cizre-Zakho interconnection line in 2021. There was no export/import in 2022. Installation of second 400 kV interconnection line between Cizre (Türkiye) to Kasek (Iraq) has been completed in September, 2021 and Operational Agreement of this line was signed in 2022 which allows only export from Türkiye to Iraq. However, the electricity transfer has not been started. However, the electricity transfer has not been started.

•

Syria: There are three interconnection lines between Syria and Türkiye. 66 kV double circuit Reyhanlı-Afrin, 66 kV double circuit Reyhanlı-Harem and 66 kV Elbeyli-Çobanbey interconnection lines are operated within the scope of humanitarian aid. In 2020, 2021, 2022 and 2023 1,217,752,000 kWh energy was exported from Türkiye to Syria.

•

Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Türkiye) and Maritsa East 3 (Bulgaria), and each of them currently operates in synchronous mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 3,066,335,000 kWh of energy was imported from Bulgaria to Türkiye and 5,083,615,000 kWh of energy was exported from Türkiye to Bulgaria from January 1, 2019 to December 31, 2023.

•

Greece: There is one 400 kV interconnection line between Babaeski (Türkiye) and Nea Santa (Greece), which is currently operating in synchronous mode with the ENTSO-E CESA. 557,351,000 kWh of energy was imported from Greece to Türkiye and 2,648,680,000 kWh of energy was exported from Türkiye to Greece from January 1, 2019 to December 31, 2023.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections. This regulation was amended and published in the Official Gazette dated April 24, 2021 (No. 31464). The amendments mainly cover new rules on the construction of new lines (mainly on distribution) constructed by users.

Trial synchronous operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. After the positive results of trial parallel operation, ENTSO-E decided in favor of the permanent synchronous operation of Turkish power system with the CESA in April 2014. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEİAŞ, the Long Term Agreement was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation, which makes the standards and obligations binding for TEİAŞ. TEİAŞ, therefore, became an integral part of the European network. Studies for the revision of the existing Long Term Agreement between TEİAŞ and ENTSO-E within the framework of the Synchronous Area Framework Agreement has been completed and a revised Long Term Agreement was signed between TEIAS and ENTSO-E in April 2021.

On December 10, 2015, ENTSO-E approved TEİAŞ’s application to be an observer and an Observer-Membership Agreement was signed between TEİAŞ and ENTSO-E on January 14, 2016. Observer Membership agreement has a duration of 3 years, in this regard TEİAŞ has applied ENTSO-E for the renewal of the Observer Membership status. Observer Membership status of TEİAŞ was renewed on January 1, 2023 for a 3 year period.

Crude oil and natural gas pipelines and pipeline projects

Pipelines in Operation

The Russia-Türkiye Natural Gas Pipeline (West Line) spans Ukraine, Romania, and Bulgaria, enters Türkiye at the Malkoçlar border point and passes through Hamitabat, Ambarlı, İstanbul, İzmit, Bursa and Eskişehir before reaching Ankara. The pipeline is 845 km long. Upon the commissioning of the TurkStream Project, the Russian gas flow to Türkiye through West Line has been diverted to the TurkStream.

The TurkStream Gas Pipeline which delivers gas to Türkiye and Europe started on January 1, 2020, running from Russia through the Black Sea to the receiving terminal in Kıyıköy/Kırklareli in the Thrace region of Türkiye. It has an annual capacity of 31.5 bcm on two lines, each having capacity of 15.75 bcm per year. It runs from Russia through the Black Sea to a receiving terminal in Kıyıköy, the Thrace region in Türkiye. From the receiving terminal, one of the two onshore pipelines connects to domestic natural gas transmission system at Lüleburgaz. The second pipeline extends to the Turkish-European border.

The Blue Stream natural gas pipeline, which delivers natural gas to Türkiye from the Russian Federation through the Black Sea has a total length of 1,213 km, of which 396 km lies at the Black Sea offshore section. The part of the Blue Stream Project in Türkiye starts from Samsun and reaches Ankara via Amasya, Çorum, Kırıkkale and is connected to the Main Line. The line was put into operation on February 20, 2003, and the official opening ceremony was held on November 17, 2005. About 16 bcm of natural gas is supplied to Türkiye annually through this pipeline.

The Baku-Tblisi-Erzurum Pipeline, also known as the South Caucasus Pipeline, was built to export Shah Deniz gas from Azerbaijan to Georgia and Türkiye. The pipeline starts from the Sangachal terminal near Baku. It follows the route of the Baku-Tbilisi-Ceyhan crude oil pipeline through Azerbaijan and Georgia to Türkiye, where it is linked to the Turkish gas transmission system. The pipeline is 980 km long. The pipeline is expanded to accommodate additional gas from the second stage of the Shah Deniz (Shah Deniz Stage 2) development project to feed the TANAP Project.

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), a pipeline carrying gas from Azerbaijan to Türkiye and Europe, became fully functional as of November 26, 2019. First gas flow to Türkiye after the commissioning of the connection to the domestic natural gas transmission system started on June 30, 2018, and flow to Europe started in 2020. TANAP is critical to meeting the natural gas demand of both Türkiye and Europe. This pipeline is the first to take gas from the Caspian Sea and transmit it to Europe from the Caucasus. During the plateau period, 6 bcm of the total 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is being used in Türkiye and the remaining 10 bcm is being transmitted to Europe through TANAP. TANAP is designed as the backbone of the Southern Gas Corridor and will contribute to the diversification of natural gas sources for Türkiye and Europe.

With its existing international oil pipelines, Türkiye not only meets its needs and generates income but also increases its strategic importance by transferring energy resources. Oil produced in Caspian region, especially Azeri oil, is transported from Azerbaijan to Ceyhan Marine Terminal through Georgia via a safe, economically and environmentally suitable pipeline system and it travels onwards to world markets from Ceyhan Marine Terminal via tankers through Baku – Tbilisi – Ceyhan Main Export Crude Oil Pipeline. The Baku-Tbilisi-Ceyhan Pipeline carries oil, primarily, from the Azeri-Chirag-Deepwater Gunashli field and condensate from Shah Deniz across Azerbaijan and Georgia to Türkiye. It links the Sangachal terminal on the shores of the Caspian Sea to the Ceyhan Haydar Aliyev Marine Terminal, owned and operated by BOTAŞ, on the Turkish Mediterranean coast. The pipeline also transports crude oil from Turkmenistan and Kazakhstan. The pipeline has a total length of 1,768 km, of which 443 km sits in Azerbaijan, 249 km sits in Georgia, and 1,076 km sits in Türkiye. BP operates the Azerbaijan and Georgia sections of the pipeline on behalf of its shareholders in BTC Co. while BOTAS International Limited, a wholly owned subsidiary of BOTAŞ, operates the Turkish section.

Additionally, the Kirkuk-Yumurtalık Oil Pipeline (Iraq-Türkiye Crude Oil Pipeline) that transports oil of the Kirkuk region from the north of Iraq to Yumurtalık district of Adana is Iraq’s largest oil export route. The 970-kilometer-long pipelines, which have been in use for the previous 45 years, were affected by the devastating earthquakes that struck our country in February 2023. However, after comprehensive inspections, the pipelines and related facilities have been ready to start operations since October 4, 2023.

These important pipelines have both strategic and economic importance because they ensure an uninterrupted and safe energy flow. From this perspective, while Türkiye develops projects to meet its own energy demand, it will continue to serve as the most convenient route on the road to European and World Markets.

The following table presents Türkiye’s energy supply (by resource) for the years indicated:

Table 15

	Years	Coal (mtoe)%		Oil (mtoe)%		Gas (mtoe)%		Hydro (mtoe)%		Electricity (mtoe)%		Other (mtoe)%		Total (mtoe)%
Production	2019	17.35	12.00%	3.14	2.17%	0.40	0.28%	7.64	5.30%			16.30	11.30%	44.82	31.08%
	2020	15.72	10.70%	3.36	2.29%	0.38	0.26%	6.72	4.56%			17.89	12.16%	44.06	29.94%
	2021	17.86	11.20%	3.61	2.26%	0.34	0.21%	4.80	3.01%			22.11	13.86%	46.72	29.30%
	2022	19.63	12.44%	3.76	2.38%	0.34	0.21%	5.75	3.64%			21.35	13.53%	50.83	32.22%
Import	2019	24.27	16.83%	53.69	37.20%	37.30	25.87%			0.19	0.13%			115.45	80.06%
	2020	25.40	17.26%	49.01	33.31%	39.70	26.98%			0.16	0.11%			114.28	77.66%
	2021	23.67	14.84%	32.99	20.69%	48.43	30.38%			0.20	0.13%			124.30	77.96%
	2022	23.66	14.99%	55.82	35.38%	45.10	28.58%			0.55	0.35%			125.13	79.31%
Export	2019	0.16	0.11%	9.73	6.75%	0.63	0.44%			0.24	0.17%			10.76	7.46%
	2020	0.22	0.15%	7.93	5.39%	0.47	0.32%			0.21	0.15%			8.84	6.01%
	2021	0.20	0.12%	8.22	5.15%	0.31	0.20%			0.36	0.22%			9.01	5.65%
	2022	0.57	0.36%	9.53	6.04%	0.48	0.30%			0.32	0.20%			10.89	6.90%
Bunkers	2019			5.64	3.91%									5.64	3.91%
	2020			2.50	1.70%									2.50	1.70%
	2021			3.38	2.12%									3.38	2.12%
	2022			4.80	3.04%									4.80	3.04%
Stock Changes	2019	0.46	0.32%	-0.19	-0.13%	0.06	0.04%							0.33	0.23%
	2020	-0.28	-0.19%	0.24	0.17%	0.05	0.03%							0.16	0.11%
	2021	-0.24	-0.15%	-0.21	-0.13%	0.77	0.48%							0.80	0.50%
	2022	-0.70	-0.44%	-0.15	-0.09%	-1.65	-1.05%							-2.50	-1.58%
Statistical Difference	2019	0.80	0.55%	0.46	0.32%									1.26	0.88%
	2020	0.37	0.25%	0.32	0.21%									0.68	0.46%
	2021	0.00		0.64										0.71	0.49%
	2022	0.74	0.47%	-0.51	-0.32%									0.23	0.15%
Total Supply	2019	41.92	29.07%	41.27	28.62%	37.13	25.75%	7.64	5.30%	-0.05	-0.03%	16.30	11.30%	144.21	100.00%
	2020	40.62	27.60%	42.19	28.67%	39.81	27.05%	6.72	4.60%	-0.05	-0.03%	17.89	12.16%	147.17	100.00%
	2021	41.57	26.07%	43.98	27.59%	49.23	30.88%	4.01	3.02%	-0.16	0.00%	20.64	12.94%	159.43	100.00%
	2022	42.02	26.63%	45.11	28.59%	43.30	27.45%	5.75	3.64%	0.23	0.15%	21.35	13.53%	157.77	100.00%

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.
(4)	Includes crude oil and oil products

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Türkiye, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Türkiye’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

The strategic objectives of the Republic’s agricultural policies are to develop a globally competitive and environmentally-friendly agricultural sector, providing sufficient and balanced nutrition to Turkish people. Particular emphasis is given to research and development, innovation, productivity growth, improvement and strengthening of the food safety infrastructure and increased efficiency of water use in agriculture.

In recent years, support schemes that contribute to productivity have been given increased importance. Premium payments, area-based supports and animal husbandry supports are among the major schemes in the support program. In 2023, those major support schemes have accounted for 12.2%, 29.3% and 24.3% of the total support budget, respectively.

Agricultural value added increased by 1.3% in 2022, and decreased by 0.2% in 2023.

Although agricultural production in Türkiye is generally less efficient than elsewhere in Europe, Türkiye is mostly self-sufficient in many crops. Türkiye is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of some crops in recent years, such as most cereals and sunflower seeds.

The following table presents Türkiye’s agricultural output (by crop) for the years indicated:

Table 16

Agricultural Output

	Annual (in thousands of tons)					Percentage Change (%)
	2019	2020	2021	2022	2023	2020/19	2021/20	2022/21	2023/22
Cereal
Wheat	19,000	20,500	17,650	22.000	19,750	7.9	-13.9	11.9	-10,2
Barley	7,600	8,300	5,750	8,500	9,200	9.2	-30.7	47.8	8,2
Maize	6,000	6,500	6,750	8,500	9,000	8.3	3.8	25.9	5,88
Pulses
Lentils (red)	310	328	228	400	424	5.8	-30.6	75.4	6
Chick Peas	630	630	475	580	580	0	-24.6	22.1	0
Dry Beans	225	280	305	270	240	24.4	9.1	-11.5	-11,1
Industrial Crops
Sugar Beet	18,054	23,026	17,767	19,254	25,250	27.5	-22.8	8.4	31.1
Cotton (raw)	2,200	1,774	2,250	2,750	2,100	-19.4	26.9	22.2	-23.6
Tobacco	68	79	71	88	86	15.9	-9.6	22.7	-2.3
Oil Seeds
Sunflower	2,100	2,067	2,415	2,550	2,198	-1.6	16.8	5.6	-13.8
Soybeans	150	155	182	155	136	3.3	17.2	14.8	-12.3
Rapeseed	180	122	140	150	120	-32.2	15.2	7.1	-20.0
Groundnut	169	216	234	186	185	27.8	8.4	20.4	-0.5
Tuber Crops
Potatoes	4,980	5,200	5,100	5,200	5,700	4.4	-1.9	2.0	9.6
Dry Onions	2,200	2,280	2,500	2,350	2,115	3.6	9.6	-6.0	-10.0
Fruit Bearing Vegetables
Watermelons and Melons	5,648	5,216	5,108	4,982	4,551	-7.6	-2.1	-2.5	-8.7
Tomatoes	12,842	13,204	13,095	13,000	13,300	2.8	-0.8	-0.7	2.3
Fruits and Nuts
Grapes	4,100	4,209	3,670	4,165	3,400	2.7	-12.8	13.5	-18.4
Figs	310	320	320	350	356	3.2	0.0	9.4	1.7
Citrus Fruits	4,301	4,348	5,362	4,710	7,877	1.1	23.3	-12.2	67.2

	Annual (in thousands of tons)					Percentage Change (%)
	2019	2020	2021	2022	2023	2020/19	2021/20	2022/21	2023/22
Hazelnuts	776	665	684	765	650	-14.3	2.9	11.8	-15.0
Apples	4,100	4,209	3,670	4,165	3,400	2.7	-12.8	13.5	-18.4
Olives	310	320	320	350	356	3.2	0.0	9.4	1.7
Tea	4,301	4,348	5,362	4,710	7,877	1.1	23.3	-12.2	67.2
Value Added in Agriculture (chained volume, in billions of Turkish Lira)	108,521	112,103	118,540	115,052	115,765	3.3	5.7	-2.9	0.6

Source: TURKSTAT

SERVICES

The services sector is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport, communications, finance and commerce, health, education, and social services. In 2018, the services sector growth rate was 4.1%, and its share of GDP was 61.6%. In 2019, the deepening economic slowdown impacted the services sector, and the sector’s growth rate declined to 1.2%, while its share of GDP fell to 61.8%. In 2020, the services sector was the most negatively-impacted sector due to the effects of the COVID-19 pandemic and related lockdown measures. While the value added of the services sector contracted by 0.3% throughout the year, its share in GDP declined to 59.5%.The services sector grew rapidly with the end of the negative effects of the pandemic, expanding by 12.9% in 2021 and 7.7% in 2022. However, the share of the services sector in GDP declined to 57.8% and 56% in 2021 and 2022, respectively. This was mainly driven by the declines in Construction and Real estate activities sub-sectors despite the positive performances in Trade, Transport and Accommodation sectors.

Tourism

Tourism has become a major growth sector in Türkiye’s economy, contributing significantly to foreign exchange earnings and generating demand for other activities including transportation and construction. The government policy has been to support and promote growth in the tourism sector by expediting improvements in infrastructure and by facilitating both foreign and domestic private investment.

However, in 2020, which was the worst year on record for tourism sector due to the COVID-19 pandemic, there was an unprecedented drop of 71.7% in foreign visitor arrivals to Türkiye and a 64.6% decrease in tourism receipts. Since the launch of the “Safe Tourism Certification Program” in June 2020, Türkiye has been following stringent health and safety guidelines and taking all necessary steps to ensure it continues to be safe. Türkiye began to recover in 2021 with the implementation of the Program, and foreign visitor arrivals surged by 94.1%, reaching 24.7 million. Tourism receipts also saw a significant increase of 99.8%, climbing to U.S.$30.3 billion. 2023 marked the beginning of a V-shaped recovery in the tourism sector. The recovery continued strongly in 2022, with foreign visitor arrivals increasing by 80.3%, reaching 44.6 million. Tourism receipts also rose by 64.5%, totaling U.S.$49.9 billion.

In 2023, the tourism sector in Türkiye not only reached but surpassed its pre-pandemic levels. Foreign visitor arrivals increased by 10.4%, reaching 49.2 million. Total tourism receipts also saw a 12.1% increase, amounting to U.S.$55.9 billion. 2023 marked a new peak, showcasing the resilience and growth potential of Türkiye’s tourism industry.

In order to improve tourism statistics, TURKSTAT revised tourism income statistics by using new data sources and updated the data for the period of 2012-2023. As part of the revision made for Tourism Statistics in 2022, the number of overnight stays included in the package tour has been updated in the Departing Visitor Survey, Interbank Card Center credit card data has been integrated into the system and the results of the Health Tourism Survey were reflected in tourism statistics.

A further revision was made in 2024 as a continuation of 2022 revision. This revision introduced the use of data on same-day visitors received from the General Directorate of Security and included updates to calculations and sampling design based on the type of border gate (water, rail, air, road). As a result, the planned revisions to tourism statistics have been completed.

The following table presents overall foreign visitor arrivals, receipts and the percentage changes for the years indicated:

Table 17

Year	Total Foreign Visitor Arrivals (in thousands)	Percentage Increase Foreign Visitor Arrivals (%)	Total Receipts (in millions of U.S. dollars)	Percentage Increase in Total Receipts (%)
2019	45,058	14.1	42,852	19.3
2020	12,734	-71.7	15,169	-64.6
2021	24,712	94.1	30,310	99.8
2022	44,564	80.3	49,857	64.5
2023	49,209	10.4	55,874	12.1

Sources: TURKSTAT, Ministry of Culture and Tourism

Trade, Transport, Accommodation and Information and Communication Technologies

In 2019, the trade, transport and accommodation sector grew at rate of 1.1% and its share of GDP was 24.3%. In 2020, the sector contracted by 5.6% and its share of GDP was 22.4%. In 2021, the sector grew robustly by 21.1%, and its share of GDP was 24.4%. In 2022, the sector grew by 12.7%, and its share of GDP was 26.7%. In 2023, the sector grew by 6.4%, and its share of GDP was 26.7%.

The information and communication technologies sector’s growth rate was 5.2% in 2019, and its share in GDP was 3.0%. In 2020, the sector’s growth rate was 13.9% and its share of GDP increased to 3.3%. In 2021 and 2022, information and communication technologies sector grew by 23.2% and 8.2% and its share in GDP was 3.7% and 3.8%, respectively.

In 2019 and 2020, the wholesale and retail trade sector grew by 1.0% and 4.7%, and its share in GDP accounted for 12.4% and 12.4%, respectively. In 2021, the wholesale and retail trade sector grew by 20.5% and accounted for 13.7% of GDP. In 2022, the sector’s growth rate was 9.4%, and the share of the GDP was 14.2%.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth with a total of 848 authorizations granted to 466 telecommunications operators as of 2023. In 2023, the value of the information technologies and telecommunications market was U.S.$22.6 billion. Mobile subscription penetration was 108% by 2023, while fixed line telephone penetration was 11.6%. By the end of 2023, total broadband penetration reached 109.3% and mobile broadband usage reached 86.3%. 4G mobile broadband services were launched in April 2016, and currently, 3 telecommunication operators provide these services. By the end of 2023, the number of 4.5G subscribers reached 84.9 million.

In 2019, the growth rate in the transport and storage sector was 0.8%, and the sector’s share of the GDP was 8.4%. In 2020, the sector shrank by 8.8% mainly due to the pandemic, and its share of GDP was 7.5%. In each of 2021 and 2022, the sector grew by 16.1% and 11.7%, respectively, and its share of the GDP was 7.8% and 8.3%, respectively.

Construction

Due to unfavorable economic conditions, the construction sector shrank by 1.9% in 2018, by 8.6% in 2019, by 5.5% in 2020 and by 0.6% in 2021. In 2022, the sector shrank by 8.4% due to unfavorable conditions in material supply chain and high material costs. The total contracting amounts in foreign markets in 2018, 2019, 2020, 2021 and 2022 were U.S.$22.8 billion, U.S.$19.3 billion, U.S.$16.2 billion,U.S.$30.8 billion and U.S.$19.1 billion, respectively. The decline in contracting amounts in foreign markets in recent years was primarily caused by political instability in host countries and worldwide economic fluctuations.

EMPLOYMENT AND WAGES

The total civilian labor force in Türkiye was 34,896 thousand people in 2023. Türkiye has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. Despite the extraordinary negative impact of Covid-19 on the labor force participation rate in 2020, the labor force increased by an average of 1.7% between 2019 and 2023.

Total civilian employment was 31,632 thousand people in 2023, of whom approximately 14.8% were employed in agriculture, 21.2% in industry and 63.9% in services (including construction). There were 5,175,771 public sector workers at the end of 2023. The rate of unemployment was 9.4% in 2023. The following table sets forth information with respect to the labor force and employment in Türkiye for the dates indicated:

Table 18

Employment (in thousands)	2019	2020	2021	2022	2023
Civilian labor force	32,505	30,735	32,716	34,334	34,896
Civilian Employment	28,042	26,695	28,797	30,752	31,632
Agriculture	5,096	4,737	4,948	4,866	4,695
Industry	5,572	5,482	6,143	6,663	6,711
Services	17,374	16,476	17,705	19,224	20,227
Unemployed	4,463	4,040	3,919	3,582	3,264
Unemployment rate (%)	13.7	13.1	12.0	10.4	9.4

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Türkiye for the dates indicated:

Table 19

	Employment Rate (%)			Youth* Employment Rate (%)
Year	Total	Male	Female	Total	Male	Female
2019	45.6	62.9	28.7	33.3	43.6	22.8
2020	42.7	59.4	26.2	29.5	39.1	19.5
2021	45.2	62.8	28.0	32.2	42.8	21.2
2022	47.5	65.0	30.4	35.3	46.9	23.2
2023	48.3	65.7	31.3	37.7	49.2	25.4

(*)	Young people in the 15-24 age group

Source: TURKSTAT

The collective bargaining system in Türkiye covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state-owned enterprises.

In 2019, labor costs in the public sector increased by 17.8% (2.3% in real terms), compared to 2018. Labor costs (including salaries and benefits) for civil servants increased by 18.8% (3.1% in real terms) in 2019.

In 2020, labor costs in the public sector increased by 8.8% (-3.1% in real terms), compared to 2019. Labor costs (including salaries and benefits) for civil servants increased by 11.7% (-0.5% in real terms) in 2020.

In 2021, labor costs in the public sector increased by 1.1% (-15.5% in real terms), compared to 2020. Labor costs (including salaries and benefits) for civil servants increased by 15% (-3.9% in real terms) in 2021.

In 2022, labor costs in the public sector increased by 60.4% (-6.9% in real terms), compared to 2021. Labor costs (including salaries and benefits) for civil servants increased by 64.7% (-4.4% in real terms) in 2022.

In 2023, labor costs in the public sector increased by 172.8% (77.3% in real terms), compared to 2022. Labor costs (including salaries and benefits) for civil servants increased by 103.1% (32% in real terms) in 2023.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 20

Changes in Labor Costs (percentage change)

	Public Sector		Private Sector(2)		Civil Servants
Year	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
2019	17.8	2.3	—	—	18.8	3.1
2020	8.8	-3.1	—	—	11.7	-0.5
2021	1.1	-15.5	—	—	15.0	-3.9
2022	60.4	-6.9			64.7	-4.4
2023	172.8	77.3			103.1	32.0

(1)	Deflated by the wholesale price index. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Sources: Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Treasury and Finance

The salaries of civil servants increased by 10.73% in the first period of 2019 and 6.02% in the second period of 2019, 5.49% in the first period of 2020 and 5.75% in the second period of 2020, 7.33% in the first period of 2021 and 8.45% in the second period of 2021, 30.95% in the first period of 2022 and 41.69% in the second period of 2022, and 30% in the first period of 2023 and 17.55% in the second period of 2023.

For 2019, the minimum wage for both private and public sector workers increased by 26% and was raised to TL 2,020. For 2020, the minimum wage for both private and public sector workers increased by 15% and was raised to TL 2,325. For 2021, the minimum wage for both private and public sector workers increased by 21.56% and was raised to TL 2,826. For the first period of 2022, the minimum wage for both private and public sector workers increased by 50.5% and was raised to TL 4,253, and for the second period of 2022, the minimum wage for both private and public sector workers increased by 29.3% and was raised to TL 5,500. For the first period of 2023, the minimum wage for both private and public sector workers increased by 54.6% and was raised to TL 8,506, and for the second period of 2023, the minimum wage for both private and public sector workers increased by 34% and was raised to TL 11,402.

As of the end of 2022, slightly above 7 million workers were on minimum wage payroll in Türkiye.

In 2023, 2,130,644 employees were members of a trade union (in public), compared to 1,195,102 employees at the beginning of 2013. The ratio of civil servants who were union members was 74.54% in 2023, compared to 72.63% in 2022.

INFLATION

In 2019, CPI inflation fell significantly, ending the year at 11.84%. Waning effects of the exchange rate, mild demand conditions, improvement in inflation expectations and favorable import prices contributed to the disinflation process. On the other hand, tax and administered price adjustments, as well as real unit labor costs, were the main factors limiting the decline of inflation. The underlying trend of inflation improved throughout the year, and core indicators B and C receded to 10.76% and 9.81%, respectively, at the end of the year. In terms of major sub-indices, disinflation was primarily driven by core goods and food groups. The core goods group benefited mainly from the dissipating impact of exchange rate pass-through. Food inflation rose in response to adverse supply conditions in fresh fruits and vegetables in the first quarter and then trended downwards in the rest of the year. Services inflation remained relatively high before partly improving in the last quarter of 2019. Real unit labor costs, and brisk tourism demand led services inflation to rise. The outlook for energy prices was led by the developments in administered prices. Despite the adjustments in electricity and natural gas prices in the second half of the year, base effect kept annual energy inflation at relatively low levels, 10.98% at the end of the year. The sliding scale system in fuel products that was implemented from time to time prevented excessive fluctuations in prices throughout the year. In the meantime, price hikes in tobacco products led by ad valorem and special consumption tax regulations curbed disinflation. Finally, in line with the CPI inflation, the PPI inflation substantially decreased from 33.6% to 7.4% at the end of the year.

In 2020, CPI inflation reached 14.60%. While annual headline inflation remained almost flat around 12% over the first ten months of the year, the pandemic and the measures taken against it led to a different path, outcomes of which had an adverse effect on inflation and inflation expectations. In 2020, the main driver of consumer inflation was exchange rate developments. International commodity prices, excluding energy, gained momentum in the second half of the year and even exceeded pre-pandemic levels in the last quarter.

The elevated cost pressure, which was aggravated by the exchange rate developments and disruptions in global supply chains, pushed producer prices higher and exerted pressure on consumer prices as an additional factor. On the other hand, the government introduced a number of measures to contain pandemic-related cost pressures. Short-time work allowance, which was aimed at preventing layoffs and reducing labor costs amid shorter working hours, temporary reductions in value added tax rates in certain services sector groups, and the implementation of the sliding scale system in fuel products over the last quarter constitute the top of the list in this respect. Against this backdrop, annual inflation in services, where the effects of the lockdown and the change in consumer preferences were more visible, and in energy fell in 2020. Food group as well as the core goods group, excluding the clothing and footwear group that was adversely affected by the pandemic, registered increases in their annual inflation. Particularly, annual inflation in durables, which are highly sensitive to exchange rate and credit developments, increased to 30.40%. Fresh fruits and vegetables, and items which are classified under other unprocessed food with high import content were the leading factors in higher food inflation. In accordance with these developments, PPI inflation increased to 25.15% from a low base, keeping cost pressures on consumer prices elevated.

CPI inflation increased by 21.48 points and ended 2021 at 36.08%. While headline inflation increased by 6.71 points during the first eleven month of the year, following the exchange rate depreciation, it increased by 14.77 points in December. In 2021, increasing price trends in international energy, food and other commodities, disruptions in global supply chains and the increments in freight costs, easing of pandemic-related restrictions, strong demand conditions and exchange rate developments were the main determinants of the rise in consumer inflation. While TL-denominated international energy prices put upward pressure on consumer prices both directly, through domestic energy prices, and indirectly by increasing production costs across the domestic supply chain, the government put a series of measures in place to contain these inflationary pressures. In addition to the implementation of the sliding scale system applied to fuel prices, which helped to curb both direct and indirect inflationary effects of increasing energy prices, the government also subsidized electricity and natural gas prices for household consumption and thereby were able to ease related inflationary effects. At the same time, increases in TL-denominated agricultural commodity prices coupled with adverse weather conditions led to a rise in inflation in food and non-alcoholic beverages. While rising food inflation affected consumer prices in food services, the inflationary effects of steps taken with respect to the pandemic-related normalization process were also observed in several subgroups of services. In the core goods group, exchange rate depreciation in addition to increasing commodity prices, sectoral supply constraints and the effects of disruptions in global supply chains were the main determinants of the rise in inflation. Finally, in line with this background, PPI inflation reached 79.89% and producer price-based cost pressures on consumer inflation remained throughout the year.

In 2022, CPI inflation increased in the first half of the year due to the depreciation of the TL as well as increasing energy and other commodity prices. However, it decelerated in the second half on the back of waning effects of negative global supply shocks and relatively stable exchange rate, and stood at 64.3% at the end of the year. Underlying inflation also increased in 2022, and the core indicators of B and C indices realized at 57.7% and 51.9%, respectively. Accordingly, producer prices surged by 97.7% in 2022.

In 2023, annual CPI inflation slowed down in the first half of the year, which was attributed to the decline in international commodity prices, particularly energy prices, and the stable course of the Turkish Lira. However, in the third quarter of 2023, a combination of multiple shocks with respect to exchange rates, wages, taxes and energy price hikes in quick succession caused a significant deterioration in price-setting behavior and caused inflation to rise significantly. Due to monetary tightening in the third quarter of 2023, monthly inflation rates decelerated in the fourth quarter of 2023 and the annual consumer price inflation ended the year at 64.8% amid the improvement in the underlying inflation, while annual inflation in the core indicators B and C stood at 68.0% and 70.6%, respectively.

In 2023, the changes in inflation were mainly driven by a variety of cost-push factors, particularly exchange rate developments, wage adjustments and tax regulations. Aggregate demand conditions lost momentum in the second half of 2023, yet remained inflationary throughout the year. On the other hand, the decline in import prices in USD terms had a favorable impact on inflation. While the reduction in household electricity tariffs and the subsidy of natural gas had a favorable impact on the inflation outlook, tax measures and administered price adjustments announced in the second half of 2023 drove inflation upwards. Inflation expectations, which had been elevated throughout the year, improved as of September 2023 due to certain monetary policy decisions. Annual producer inflation declined significantly during the first several months of 2023 due to the favorable outlook in international commodity prices and the base effect. However, during the rest of 2023, producer price pressures were exacerbated by cost developments, the exchange rate in particular.

Table 21 displays the uncertainty band around target and actual inflation between 2019-2023, and Table 22 presents the annual percentage changes in CPI and PPI for the same period.

Table 21

Uncertainty Band around Target and Actual Inflation

	Dec. 2019	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023
Uncertainty Band (upper limit)	7.0	7.0	7.0	7.0	7.0
Uncertainty Band (lower limit)	3.0	3.0	3.0	3.0	3.0
Realization	11.8	14.6	36.1	64.3	64.8

Source: TURKSTAT, CBRT

Table 22

Inflation (%)

Year	CPI Inflation	PPI Inflation
2019	11.8	7.4
2020	14.6	25.2
2021	36.1	79.9
2022	64.3	97.7
2023	64.8	44.2

Source: TURKSTAT

EDUCATION

The literacy rate among individuals aged 6 years and over increased from 96.7% in 2017 to 97.6% in 2023. The literacy rates for men and women were 99.2% and 96.0% in 2022, respectively.

According to the Ministry of National Education statistics, the number of students (including open education students) in the educational year 2022-2023 was 26.3 million, of whom 7.8% were in pre-primary school, 21% were in primary school, 21% were in lower secondary school, 25.8% were in secondary school, and 24.3% were in university.

ENVIRONMENT

The 12th National Development Plan of Türkiye (2024-2028) has placed sustainable development and green growth at its center. To protect and improve the quality of the environment, implement sustainable development principles, and internalize green growth approach, strategies and policies have been adopted, and projects and programs on strengthening legislation and institutional structure have been implemented.

In July 2019, Türkiye presented its second Voluntary National Review (VNR) report on the implementation of 2030 Agenda for Sustainable Development at the High Level Political Forum on Sustainable Development (HLPF) under the auspices of the United Nations Economic and Social Council. This VNR Report assesses the progress between 2010-2018 with an emphasis on the period after the adoption of the 2030 Agenda. In the overall context of SDGs, Türkiye has reached an advanced level in respect of policies, strategies and legislation, while there is room for improvement with regards to practices and projects. Significant progress has been achieved towards the following SDGs: SDG 1: No poverty, SDG 3: Good health and well-being, SDG 6: Clean water and sanitation, SDG 7: Affordable and clean energy, SDG 9: Industry, innovation and infrastructure and SDG 11: Sustainable cities and communities.

The second VNR report indicates that forestry areas increased from 21.2 million hectares in 2007, to 22.6 million hectares in 2018, as a result of reforestation efforts. While this increases carbon sequestration in the atmosphere, it also strengthens the resilience of ecosystems and improves climate adaptation. Furthermore, Türkiye was one of the first countries which set the Land Degradation Neutrality Targets.

Türkiye’s greenhouse gas (GHG) emissions have increased, primarily due to economic and population growth, paired with a corresponding increase in energy demand and industrialization. Türkiye’s total GHG emissions reached 558.3 million tons CO2 eq. in 2022. As of the end of 2022, GHG emissions per capita in Türkiye were 6.6 tons of CO2 equivalent.

Türkiye ratified the Paris Agreement on October 7, 2021, in which Türkiye aims to realize its reduction targets through measures taken and policies implemented in the energy, industrial processes, agriculture, land use, and waste sectors. The first NDC of Türkiye pledges to a 21% GHG emissions reduction compared to the business-as-usual level by 2030. Türkiye has revised and increased its target to 41% with its updated first NDC. Moreover, Türkiye aims for net-zero emissions by 2053, and the updated NDC aims for peak emissions by 2038.

Almost the entire population has access to clean water and sanitation as a result of targeted investments. The ratio of population who benefit from drinking and using water supplies was 99.0% as of 2023. 91.0% of the population benefited from sanitation systems in 2023. In the context of efficient management of water resources, master plans for 25 basins and river basin management plans for 11 basins have been completed.

Türkiye is a party to most of the multilateral environmental agreements. Türkiye is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, and the Black Sea Environment Program pursuant to which these countries will operate under the same agenda regarding environmental issues.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Türkiye on December 7, 1994, is to ensure the protection of competition by providing necessary supervision and regulations.

The Competition Act prohibits the following:

•

Agreements, concerted practices, decisions and practices of undertakings (or commercial entities), or associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (for example, agreements involving price fixing, market sharing, et cetera);

•

Abuse, by one or more undertakings, of their dominant position in a market for goods and services within the whole or a part of the country on their own or through agreements with others or through concerted practices (for example preventing, directly or indirectly, another undertaking from entering into the commercial activity); and

•

Mergers or acquisitions of two or more undertakings that would result in a significant lessening of effective competition within a market for goods or services in the entirety or a portion of the country, particularly in the form of creating or strengthening a dominant position.

The Competition Act has been enforced by the Turkish Competition Authority (the “TCA”) since 1997, when the TCA was formed. The Competition Board is the decision-making body of the TCA and has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is a stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Trade, but is independent in fulfilling its duties. The TCA is empowered to submit its opinions regarding draft legislation to relevant administrative and legislative bodies.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity that violates the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an firm’s/association of firm’s managers or employees who are determined to have had a decisive influence with respect to the violation. Firms or associations of firms or their managers and employees who apply for leniency with the TCA may not be fined or may have their fines reduced due to such application for leniency. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

The Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e. elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated.

The following table presents a summary of the cases concluded by the TCA between 2019 and 2023:

Table 23

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2019	69	35	208	312
2020	65	34	220	319
2021	74	22	309	405

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions (including Privatizations)	TOTAL
2022	78	19	245	342
2023	145	8	217	370
TOTAL	431	118	1199	1748

Source: TCA

In 2019, no new regulation, communiqué or guideline was published by the TCA.

In 2020, the following legislation was adopted:

•

On June 16, 2020, the Grand National Assembly of Türkiye (TGNA) passed the Act No: 7246 amending the Act on the Protection of Competition No. 4054. It came into force on June 24, 2020 after it was published in the Official Gazette No: 31165.

The amendments to the Act aim at increasing the efficiency of the Competition Authority and application of the Law. This can be understood from the fact that the Bill includes the “commitment” and “settlement” procedures, it grants the Competition Board (the Board) the power of determining a safe harbor for agreements between undertakings that the Board considers to have non-appreciable effects on competition (de minimis), and it also introduces the “significant lessening of effective competition test” instead of the “dominance test” for mergers and acquisitions. Another major amendment clarified investigative powers regarding methods that are used to collect electronic data. In that regard, the new wording of the article provides legal clarity and predictability, and in doing so empowers the investigative tools of the TCA. In addition to these changes, the new amendment also grants the Board the power to set structural remedies.

In 2021, certain secondary legislation in line with the amendments to the law in 2020 were completed. Pursuant to this secondary legislation, the Republic issued the De Minimis Communiqué, Settlement Regulation and Commitments Communiqué. Additionally, Communiqué Amending the Block Exemption Communiqué on Vertical Agreements was issued. Significant legislation that was adopted in 2021 includes:

•

Communiqué on the commitments to be offered in preliminary inquiries and investigations concerning agreements, concerted practices and decisions restricting competition, and abuse of dominant position: The communiqué was prepared in accordance with Article 43.3 of the Act no. 4054 regulating the commitment procedure, adopted by the Board on February 11, 2021, and came into effect after its publication in the Official Gazette dated March 16, 2021 and numbered 31425.

•

Communiqué on agreements, concerted practices and decisions and practices of associations of undertakings that do not significantly restrict competition: In accordance with Article 41.2 of the Act no. 4054, the communiqué was adopted by the Board on February 18, 2021. It became effective after its publication in the Official Gazette dated March 16, 2021 and numbered 31425.

•

Regulation on the settlement procedure applicable in investigations on agreements, concerted practices and decisions restricting competition and abuse of dominant position: The regulation has been prepared in order to specify the rules and procedures concerning the settlement process to be applied to those undertakings or associations of undertakings under investigation for behavior in violation of the Articles 4 and 6 of the Act, provided they accept the existence and scope of the violation. The regulation became effective after its publication in the Official Gazette dated July 15, 2021 and numbered 31542.

•

Communiqué Amending the Block Exemption Communiqué on Vertical Agreements: The communiqué, which was issued in November 2021, provides that the vertical block exemption will apply on the condition that the market share held by the relevant supplier does not exceed 30% of the relevant market. Previously, a 40% market share threshold was applied.

In 2022, the following legislation was adopted:

•

Communiqué on amending the communiqué concerning the mergers and acquisitions calling for the authorization of the Competition Board: This communiqué defined technology enterprises as undertakings or related assets operating in the fields of digital platforms, software and game software, financial technologies, biotechnology, pharmacology, agrochemicals and health technologies. It then removed the notification thresholds for technology enterprises operating in Türkiye. As a result, transactions involving these undertakings, regardless of their size, will be subject to a comprehensive review by the Competition Authority.

In 2023, the following legislation was adopted:

•

Regulation on Active Cooperation for Detecting Cartels: The terms “Cartel Facilitator” and “Value-Added Document” have been added to the relevant regulation. With this change, cartel facilitators (undertakings and associations of undertakings which mediate in organizing and/or maintaining a cartel, or facilitate the organization and/or maintenance of a cartel with their activities, without carrying out activities at the same level of production or distribution chain as the cartel parties) can benefit from the leniency mechanism if they actively cooperate with the TCA in revealing cartel violations. Additionally, the upper and lower limits for administrative fines specified in the regulation have been revised. Accordingly, lower limits have generally been reduced, while upper limits have been increased.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Türkiye is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. Regarding legislative alignment with the acquis in the field of competition rules and administrative capacity of the TCA, the Türkiye 2023 Report prepared by the European Commission reiterates that Türkiye’s legislative framework is broadly aligned with the acquis.

The TCA actively participates in the meetings of the Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis, presents written papers and oral presentations, and attends other meetings at the international level. In recent years, the TCA has signed Memorandums of Understanding with the competition agencies of Kyrgyzstan (2015), Georgia (2016), Tunisia (2017), Peru (2017), Kosovo (2018), Northern Macedonia (2018), Serbia (2018), Albania (2018), Azerbaijan (2020), Morocco (2021), Libya (2022) and Uzbekistan (2023), each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (as amended, the “Copyright Law”) provides protection for scientific and literary works (including computer programs), musical works, works of fine art (including textile and fashion designs), cinematographic works, and derivations. Under the Copyright Law, an author has the exclusive right to perform or authorize or prohibit the use of his works which fall into one of the above-mentioned categories, including the rights of adaptation, reproduction, distribution, performance, presentation and communication to the public (which includes broadcasting, retransmission, and “making available” rights).

The Copyright Law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation, or other modification of their work that would be prejudicial to their honor or reputation. Performers, cinema and music producers, and broadcasting organizations have related rights according to Article 80 of the Copyright Law.

Within the provisions of the Copyright Law, copyright collecting societies carry out collective rights management activities relating to the exercise of economic rights on covered works and subject matters with related rights (including performances, cinema and music products, broadcasts), including determining the tariffs, making contracts, collecting revenues, and making distributions to right-holders.

Intellectual Property Academy was established to carry out training, consultancy, research and coordination activities regarding intellectual property rights. Educational activities regarding copyrights under the Academy are carried out by the Copyright Education Center established within the Ministry of Culture and Tourism.

The main task of the Turkish Patent and Trademark Office (“TÜRKPATENT”) is to perform registration pursuant to provisions of relevant acts of industrial property rights, which concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TÜRKPATENT acts as a mediator in the performance of license transactions, acts as an expert before the courts, guides technological transfers and submits such information for the benefit of the public, cooperates with national/international institutions, and ensures the implementation of agreements in the field of industrial property rights.

As a founding member of the World Trade Organization (“WTO”), Türkiye adopted its contemporary national industrial property legislation in 1995. Türkiye’s intellectual property legislation was further updated and the new Turkish Industrial Property Code No: 6769, entered into force on January 10, 2017. The IP Code No: 6769 brought a number of substantial changes in the Turkish intellectual property system, including updates in administrative structure and capacity of TÜRKPATENT.

The Development Plan (“DP”) of Türkiye covering the period of 2024-2028, involves a major objective, 10 corresponding policies and related measures on intellectual property, which has been identified under the Competitive Production with Green and Digital Transformation section.

The main objective of Türkiye on intellectual property rights under the 12th DP is to develop an enabling environment for innovative ideas, to effectively protect intellectual property rights of rights holders both domestically and abroad, to enable innovation and the creation of value-added global brands with the supports to be implemented, and to effectively fight against rights violations.

In line with Türkiye’s DP, TÜRKPATENT’s four-year strategic plan has also been published in the beginning of 2024.

Türkiye’s intellectual property legislation was reviewed successfully by the WTO Member States during the Trade Policy Review Mechanism of the WTO, amongst other obligations arising from the WTO Agreements, between November 13-15, 2023, following the latest review in March, 2016.

The 11th meeting of the European Union—Türkiye Intellectual Property Rights (IPR) Working Group was held in hybrid format on December 13, 2023, in Brussels. The agenda items such as, IPR developments in both parties and enforcement issues were discussed with the participation of all IP-related institutions.

TÜRKPATENT has been an International Search and Examination Authority (“ISEA”) for patent applications through the Patent Cooperation Treaty since October 2016, and has been one of the top ten offices globally with respect to PCT applications, as well as prepared reports.

Türk Sınai Mülkiyet Değerleme Mühendislik ve Danışmanlık Hizmetleri Anonim Şirketi (TÜRKSMD) was established in 2018 as an affiliate of TÜRKPATENT. TÜRKSMD provides services in the field of industrial property valuation, which is considered the first step of commercialization, as well as consultancy services with regards to venture capital partnerships and industrial property portfolio management. TÜRKSMD has cooperation protocols with various Technology Transfer Offices (TTOs).

Türkiye has various types of government-backed funds focused on fostering R&D activities and industrial property, within the scope of relevant governmental bodies, in particular the Small and Medium Enterprises Development Organization (KOSGEB) and Scientific and Technological Research Council of Türkiye (TÜBİTAK) under the Ministry of Industry and Technology and special programs under the Ministry of Trade. The 1702-Patent Based Technology Transfer Support Call, among other programs, was initiated in order to transfer patented technologies developed by higher education councils, research infrastructures, public enterprises, public research centers and institutes and early stage technology companies,, to industry and enable their commercialization. A report transferring Türkiye’s experience on IP-Backed Financing has been published, under the World Intellectual Property Organization (WIPO) report series on “Unlocking IP-backed Financing Series—Country Perspectives”, as a joint work with WIPO.

TÜRKPATENT emphasizes training and awareness-raising activities on IPRs and arranges events where developments and current practices are shared. In this way, TÜRKPATENT seeks to develop cooperation between IP related institutions and universities, chambers of industry and trade, governmental and non-governmental organizations. Different stakeholders of the IP ecosystem, from judges, attorneys, custom and police officials to SMEs, etc. are in regular contact and collaborate on sharing best practices and current developments in the field, during events organized primarily by TÜRKPATENT. Furthermore, PATLIB centers (Information and Documentation Units), located across the country, provide direct technical support, free of charge.

Türkiye is among the most active users of WIPO’s international registration systems. According to the World IP Indicators 2023 Report, Türkiye ranked 2nd in designs (number of designs in resident applications), also ranking 2nd when adjusted for population, and also 2nd in resident design filing activity adjusted to gross domestic product (GDP). Türkiye ranked 3rd in trademarks, for filings by residents, and 4th in filings to offices (application class counts). Furthermore, Türkiye ranked 12th with regards to resident patent applications to offices.

By the end of 2023, TÜRKPATENT holds active bilateral cooperation protocols with the Industrial Property Offices of the following countries: Albania, Azerbaijan, Austria, Belarus, Bulgaria, Czech Republic, People’s Republic of China, Germany, Morocco, France, South Korea, Georgia, Spain, Sweden, Italy, Japan, Qatar, Kazakhstan, Kirgizstan, Moldova, Pakistan, Romania, Russian Federation, Singapore, Serbia, Tajikistan, Tunisia, Ukraine and USA, as well as the European Patent Office, European Union Intellectual Property Office, World Intellectual Property Organization and the International Trademark Association.

Table 24

Statistics Regarding Industrial Property Rights Applications	2019	2020	2021	2022	2023
Number of Patent Applications	19,916	18,705	17,566	15,856	16,433
Number of Utility Model Applications	2,971	3,627	4,490	5,558	3,400
Number of Trademark Applications	134,353	170,590	191,779	212,636	183,149
Number of Industrial Design Applications	10,346	11,306	15,608	20,492	15,955

Table 25

Statistics Regarding Industrial Property Rights Registrations/Grants	2019	2020	2021	2022	2023
Number of Patent Granted	13,720	13,017	12,566	10,335	9,934
Number of Utility Model Issued	690	1,179	2,591	2,369	1,655
Number of Trademarks Registered	83,409	98,782	129,423	156,640	135,802
Number of Industrial Designs Registered	39,889	10,076	13,036	14,778	14,525

Source: TURKPATENT

SOCIAL SECURITY SYSTEM

The defined benefit social security system in Türkiye has been run by the Social Security Institution (the “SSI”) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services. In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No. 5510).

The most important parameters of the social security system are provided in the table below.

Table 26

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2036
Contribution Period • Workers • Others	7000 days 9000 days	7200 days 9000 days
Valorization of Contribution for Workers and Self-Employed Valorization of Contribution for Civil Servants	100% real GDP growth + 100% CPI Last Salary	30% real GDP growth + 100% CPI 30% real GDP growth + 100% CPI
Replacement Rate • Civil servant • Others	50% + 1% for each year 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: Ministry of Treasury and Finance

Total budgetary transfers from the central budget to the SSI were 3.2% of GDP in 2023.

Table 27

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2019	2020	2021	2022	2023
Revenues	424	473	633	1,000	2,193
Expenditures	464	540	655	1,040	2,232
Rev.—Exp.	-40	-67	-22	-40	-39

Revenues and Expenditures of Social Security Institution (in billions of Turkish Lira)	2019	2020	2021	2022	2023
Budgetary Transfers (“BT”)	197	249	252	389	850
BT as % of GDP	4.6%	4.9%	3.5%	2.6%	3.2%

Source: Social Security Institution

The goals of pension reforms are eliminating the gap among insured in terms of services and gradually eliminating the deficit of the social security system.

The goals of the reform in health services are implementation of Universal Health Insurance which covers the entire population, countrywide implementation of family medicine and easier access to all health care services by the insured.

The mandatory unemployment insurance system was introduced in 1999. The Turkish Employment Agency (ISKUR) is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary. As of December 31, 2023, the total asset value of the Unemployment Insurance Fund was TL 197 billion.

Private Pension System

Law No. 4632 (Private Pension Savings and Investment System Law) (a) establishes the regulation and supervision of the private pension system which is complementary to the state social security system on the basis of voluntary participation and a fully-funded defined contribution, directing private pension savings to long term investments, (b) improves welfare level during retirement by providing a supplementary pension income, and (c) contributes to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Private Pension Savings and Investment System commenced on October 27, 2003.

Law No. 6327, effective on January 1, 2013, established a state match of 25% for the contributions made by the system participants, which is capped at 25% of the annual gross minimum wage for each participant. As a result of Law No. 6327, the number of new participants who have entered into the system has increased by approximately 4 million between 2013 and 2021. As of January 2022, the state match rate has been increased to 30%.

“Automatic Enrollment” that is applied to workplace-based private pension schemes and based on Law No. 6740 amending the Private Pension Savings and Investment System Law No. 4632 commenced on January 1, 2017. Under Automatic Enrollment, employees are automatically enrolled in a private pension scheme by their employers using a certificate based upon the pension contract between the employer and the pension company, but have the discretion to opt out of the scheme at any time. The state matching required by Law No. 6327 also applies to Automatic Enrollment, with additional incentives of a welcoming bonus and an additional state match of 5% for the contributions of any employee who elects to receive his or her retirement benefit as an at least ten-year period annuity product.

As of the end of 2023, in the individual-voluntary pension system, there were 15 pension companies, 8,676,046 participants, and 10,617,510 active pension contracts. As of the end of 2023, there were 7,303,050 employees enrolled in the Automatic Enrollment program and 10,727,358 certificates. The total amount of funds held by these two systems was TL 675.5 billion (and TL 756.4 billion including state match contributions).

EXCHANGE RATES AND EXCHANGE POLICIES

Türkiye adopted the floating exchange rate regime in 2001 and the Central Bank of the Republic of Türkiye (the “CBRT”) began to practice the inflation targeting regime in 2006. Under the floating exchange rate regime, the foreign exchange supply and demand are mainly determined by economic fundamentals, the monetary and fiscal policies implemented, international developments and expectations. The CBRT has no nominal or real exchange rate target. Nevertheless, if the exchange rate movements do not reflect the economic fundamentals and affect the price stability, the CBRT will take necessary measures to prevent excessive volatility. Moreover, the CBRT closely monitors exchange rate developments and related risk factors and takes necessary measures and employs due instruments to ensure that the FX markets operate efficiently.

The principles regarding foreign exchange transactions are set forth in the Decree No. 32 on the Protection of the Value of Turkish Currency. Pursuant to this Decree, foreign exchange (“FX”) shall be freely imported into and exported from the country, residents and non-residents may freely keep and transfer foreign exchange abroad through banks. Taking out foreign currency banknotes greater than €10,000 or its equivalent shall be made in accordance with the principles set forth by the Ministry of Treasury and Finance. The CBRT, banks and other establishments determined by the Ministry of Treasury and Finance shall conduct foreign exchange transactions specified by this Decree.

Additionally, to prevent the exposure of economic actors that do not have adequate foreign exchange income to exchange rate risk, a new regulatory framework for FX credit acquisition has been introduced. This regulation has become effective as of May 2, 2018. According to this regulation, companies with an outstanding FX loan balance below U.S.$15 million will be eligible for using FX loans limited with their total FX revenues of the last three consecutive fiscal years. Companies residing in Türkiye with no foreign currency income may not use foreign currency loans, subject to a number of exceptions set forth in the Capital Movement Circular. The regulation also bans FX-indexed loans. In addition, on November 6, 2018, a new regulation became effective regarding the procedures and principles regarding the repatriation of export proceeds. According to this regulation, the repatriation of such proceeds shall be finalized within 180 days from the date of dispatch of goods. The surrender requirements established by that regulation in 2021, which initially set a minimum of 40 percent to the CBRT, were reduced to 30 percent in June 2024.

In 2018, in response to elevated exchange rate volatility and unhealthy price formations in the market, the CBRT expanded its instrument set and used these instruments optimally to ensure efficient functioning of the markets and to support the transmission mechanism. Accordingly, the CBRT started to conduct Turkish Lira-settled forward foreign exchange transactions with corporate and retail investors at the Derivatives Market (“VIOP”) operating under Borsa İstanbul (“BIST”). The CBRT ceased these transactions in May 2023, as market conditions stabilized in this organized market.

On November 1, 2018, TL currency swap market was opened to enhance banks’ efficiency in TL and FX liquidity management. These transactions are conducted at one-week maturities via quotation method with banks and the maximum amount for these transactions is determined in line with market needs. On August 5, 2019, the CBRT decided that Turkish Lira currency swap transactions conducted via quotation method, would also be executed with one, three and six month maturities via traditional auction (multiple price) method. Within the framework of TL currency swap transactions, the CBRT continued to provide funding through swap auctions conducted via the traditional method and swap market transactions conducted via the quotation method in 2023.

The CBRT also conducted foreign exchange Turkish Lira swap transactions with maturities longer than one week in U.S. Dollar and Euro in the organized swap market under the BIST. However, as of December 27, 2021, the CBRT decided to shift transactions in the BIST Swap Market to traditional swap auctions with a maturity of 2 weeks.

The CBRT introduced TL-settled FX forward selling transactions in December 2021 in order to assist exporters and importers in managing exchange rate risk, however the CBRT terminated this facility in February 2022 as these transactions attracted insufficient bids. Additionally, to increase instrument diversity, the CBRT restarted TL-settled FX forward selling transactions at the CBRT on April 14, 2023.

The CBRT continued to closely monitor the FX supply and demand developments and take necessary measures in 2023 to stabilize FX liquidity. Accordingly, effective on July 3, 2023, the liquidity need in the FX market that may arise at maturity dates of Turkish Lira deposit and participation accounts converted from FX or gold accounts started to be met via CBRT’s outright FX sales to banks against Turkish Lira.

With the aim of increasing reserves by bringing residents’ gold savings into the economy, purchases of standard gold transformed from wrought or scrap gold collected from residents and standard gold domestically produced from ore against Turkish Lira started in 2018 and continued in 2019 and 2020. Starting from October 2020, purchases of gold domestically produced from ore against Turkish Lira were suspended. However, as residents’ gold demand decreased, purchases of gold domestically produced from ore against Turkish Lira re-started in May 2021.

To bring out domestic gold savings into the financial system, transactions at the Gold Buying/Selling Against Foreign Exchange Market at the CBRT were launched in 2018, and banks were provided with the location swap facility. Banks also used Gold Against Foreign Exchange Market at the CBRT in line with their gold liquidity needs until 2021. In 2023, a portion of the increased demand for physical gold was met by the CBRT through its location swap facility.

The existence of an efficient gold swap market is important for a well-functioning domestic gold market. In this context, Turkish Lira Gold Swap Market (for transactions on the buy side) and Foreign Exchange Gold Swap Market (for transactions on both the buy and sell sides) were introduced in May 2019 and October 2019, respectively in order to contribute to the liquidity management of the banks and to promote making use of gold savings within the financial system. The CBRT also started to hold gold swap transactions conducted via the traditional (multi-price) auction method on April 24, 2020. Gold Swap Market transactions continued in 2023.

Moreover, the CBRT started to sell gold against FX at the BIST Precious Metals and Diamond Market in September 2020 in order to contribute to banks’ gold liquidity management and to meet local gold demand. In addition, to strengthen gold reserves, gold purchase transactions against Turkish Lira at the BIST Precious Metals and Diamond Market started in June 2021. In 2023, a portion of the increased domestic demand for physical gold was met by the CBRT through gold selling against Turkish Lira and FX at the BIST Precious Metals and Diamond Market.

Regarding exchange rates, Table 28 displays the average rates of exchange of Turkish Lira per U.S. Dollar, Euro, and Japanese Yen and against the U.S. Dollar-Euro currency basket:

Table 28

Exchange Rates

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket*
2019	5.67	6.35	5.19	6.01
2020	7.01	8.03	6.56	7.52
2021	8.89	10.47	8.04	9.68
2022	16.56	17.38	12.55	16.97
2023	23.74	25.68	16.77	24.71

*	The basket consisting of U.S.$0.5 and €0.5.

Source: CBRT

INTERNATIONAL LENDING

Between January 1, 2019 and December 31, 2023, Türkiye received approximately U.S.$9.92 billion from the International Bank for Reconstruction and Development (“IBRD”). This IBRD package consists of investment loans.

The World Bank Group provides financing for private sector investments through the International Finance Corporation (“IFC”), and guarantees for non-commercial risks through the Multilateral Investment Guarantee Agency (“MIGA”). Türkiye received approximately U.S.$2.7 billion from IFC between Fiscal Years 2019 and 2023. MIGA guarantees issued for investments in Türkiye reached almost U.S.$0.85 billion in the same period.

A summary of the program and investment loans approved by IBRD between January 1, 2019, and December 31, 2023, are as follows:

Table 29

Investment Loans	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Irrigation Modernization Project	€222,300,000	$252,000,000	January 22, 2019	February 15, 2019	Fixed	EURIBOR+0.50%	July 15, 2029
Sustainable Cities Project 2 – Add. Finance	€500,000,000	$560,600,000	May 24, 2019	July 10, 2019	Fixed	EURIBOR+1.45%	May 15, 2049
Disaster Risk Management in Schools Project	€267,600,000	$300,000,000	June 20, 2019	August 8, 2019	Fixed	EURIBOR+0.70%	January 15, 2030
Türkiye Energy Efficiency in Public Buildings	€135,900,000	$150,000,000	November 5, 2019	December 12, 2019	Fixed	EURIBOR+0.50%	January 15, 2030

Investment Loans	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Türkiye Emergency COVID-19 Health Project	€91,400,000	$100,000,000	April 24, 2020	May 4, 2020	Fixed	EURIBOR+0.50%	July 15, 2030
Formal Employment Creation Project	€316,000,000	$347,350,000	March 31, 2020	June 1, 2020	Variable	EURIBOR+1.19%	March 15, 2045
Long Term Export Finance Guarantee	€190,000,000	$208,800,000	June 26, 2020	June 26, 2020	Fixed	EURIBOR+2.24%	June 22, 2030
Safe Schooling and Distance Education Project	€143,800,000	$160,000,000	June 25, 2020	July 23, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Rail Logistics Improvement Project	€314,500,000	$350,000,000	June 30, 2020	July 24, 2020	Fixed	EURIBOR+0.65%	July 15, 2030
Emergency Firm Support Project-TKYB	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Variable	LIBOR+1.20%	April 15, 2045
Emergency Firm Support Project-Vakıfbank	$250,000,000	$250,000,000	August 28, 2020	September 9, 2020	Fixed	LIBOR+1.40%	March 1, 2043
Renewable Energy Integration—Add. Finance	€289,500,000	$325,000,000	February 28, 2020	December 1, 2020	Variable	EURIBOR+0.60%	November 15, 2033
Türkiye Organized Industrial Zones Project	€250,300,000	$300,000,000	January 25, 2021	February 26, 2021	Fixed	EURIBOR+0.65%	February 15, 2031
Türkiye Rapid Support for Micro and Small Enterprises	$300,000,000	$300,000,000	December 18, 2020	March 8, 2021	Fixed	LIBOR+0.80%	June 1, 2031
Municipal Services Improvement Project	€135,355,000	$148,800,000	March 31, 2020	March 17, 2021	Fixed	EURIBOR+1.55%	January 15, 2050
Long Term Export Finance Guarantee	€60,000,000	$65,900,000	May 20, 2021	May 20, 2021	Fixed	EURIBOR+1.61%	May 20, 2031
Seismic Resilience and Energy Efficiency in Public Buildings	€219,400,000	$265,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Resilient Landscape Integration Project	€111,800,000	$135,000,000	June 9, 2021	September 7, 2021	Variable	EURIBOR+0.53%	July 15, 2031
Türkiye Geothermal Development Project- TKYB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	August 15, 2046
Türkiye Geothermal Development Project- TSKB	$150,000,000	$150,000,000	December 16, 2021	December 21, 2021	Variable	LIBOR+1.23%	October 15, 2049
Türkiye Climate Smart and Competitive Agricultural Growth Project	€304,800,000	$341,270,000	March 30, 2022	May 16, 2022	Variable	EURIBOR+0.46%	April 15, 2032

Investment Loans	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Additional Financing Emergency COVID-19 Health Project	€450,700,000	$500,000,000	May 26, 2022	May 27, 2022	Variable	EURIBOR+0.46%	October 15, 2032
Türkiye Earthquake, Floods and Wildfires Emergency Reconstruction Project	€420,000,000	$449,250,000	June 29, 2022	December 30, 2022	Variable	EURIBOR+1.18%	April 15, 2052
Climate and Disaster Resilient Cities Project	€330,500,000	$338,530,000	September 27, 2022	December 30, 2022	Variable	EURIBOR+0.48%	October 15, 2032
Türkiye Climate Resilient Forests Project	€364,200,000	$400,000,000	June 15, 2023	July 31, 2023	Variable	EURIBOR+0.44%	October 15, 2033
Türkiye Post-Earthquake Micro, Small and Medium Enterprises Recovery Project	$450,000,000	$450,000,000	June 27, 2023	August 1, 2023	Variable	SOFR+0.64%	September 15, 2033
Turkiye Green Industry Project – MoIT	€22,800,000	$25,000,000	May 8, 2023	August 1, 2023	Variable	EURIBOR+0.47%	October 15, 2033
Turkiye Green Industry Project- TÜBİTAK	$175,000,000	$175,000,000	May 8, 2023	August 1, 2023	Variable	SOFR+0.50%	September 15, 2033
Turkiye Green Industry Project – KOSGEB	$250,000,000	$250,000,000	May 8, 2023	August 1, 2023	Variable	SOFR+0.50%	September 15, 2033
Türkiye Earthquake Recovery and Reconstruction Project	€910,500,000	$1,000,000,000	June 7, 2023	September 1, 2023	Variable	EURIBOR+0.72%	April 15, 2041
Türkiye Water Circularity and Efficiency Improvement Project – İller Bankası	€75,000,000	$82,372,500	May 23, 2023	September 20, 2023	Variable	EURIBOR+1.12%	February 15, 2053
Türkiye Water Circularity and Efficiency Improvement Project – DSİ	€320,750,000	$352,279,726	May 23, 2023	September 20, 2023	Variable	EURIBOR+0.42%	October 15, 2033
Public and Municipal Renewable Energy Project – MoEUCC	€250,000,000	$274,580,000	June 12, 2023	September 20, 2023	Variable	EURIBOR+0.42%	October 15, 2033
Public and Municipal Renewable Energy Project – İller Bankası	€250,000,000	$274,580,000	June 12, 2023	September 20, 2023	Variable	EURIBOR+0.52%	April 15, 2039

Investment Loans	Original Amount	U.S. Dollar Equivalent	Board Approval	Loan Agreement	Spread	Interest Rates*	Maturity Dates
Land Management Infrastructure for Green and Sustainable Development Project	€77,800,000	$85,440,000	May 23, 2023	September 21, 2023	Variable	EURIBOR+0.42%	October 15, 2033
Türkiye Green Finance Project	$155,000,000	$155,000,000	October 31, 2023	December 12, 2023	Variable	SOFR+1.21%	May 15, 2047

*	For the variable spread loans, the spread rates are determined quarterly by the World Bank (https://treasury.worldbank.org/en/about/unit/treasury/ibrd-financial-products/lending-rates-and-fees#a).

Effective from January 1, 2022, the reference rates for variable-spread loans has switched to SOFR for USD loans. Effective from July 1, 2023, the reference rates for fixed-spread loans has switched to SOFR for USD loans.

A note purchase agreement between the IMF and the Central Bank of the Republic of Türkiye, signed on October 8, 2020, in the amount of U.S.$2.15 billion became effective in January 2021.

From September 12, 2019 to September 23, 2019, the IMF mission visited Türkiye to hold discussions for the 2019 Article IV regular consultation. On December 9, 2019, the Executive Board of the IMF concluded the Article IV consultation with Türkiye and the staff report was published on December 26, 2019. In this report, improved economic growth performance thanks to policy stimulus and favorable market conditions following the sharp lira depreciation in late-2018 was underscored. The report noted the recovery in lira and a remarkable adjustment in the current account. However, the IMF also emphasized the need for reforms to address vulnerabilities, strengthen policy credibility and boost productivity to achieve strong and sustainability growth over the medium term.

Due to the COVID-19 pandemic, the IMF postponed all country Article IV consultations for a period of 6 months as of April 2020. As a result of the postponement, Türkiye could not hold an Article IV meeting in 2020.

Türkiye’s 2021 Article IV regular consultations were held on January 11-25, 2021, including the follow-up discussions that ended on April 30, 2021, and were held in a virtual format due to the pandemic. On June 11, 2021, the staff report was published. The Article IV report underlined that the initial policy response to the pandemic—and subsequent sharp growth rebound—set Türkiye apart from its peers. The report noted that rapid monetary and credit expansion and large liquidity support meant that Türkiye was among the few countries to experience positive economic growth in 2020. However, the IMF also underlined that these policies also aggravated pre-existing economic and financial vulnerabilities.

For the 2021 FSAP Update of Türkiye, the IMF and World Bank staff mission began consultations with related authorities of Türkiye in September 2021. The first consultations were held in virtual format between September 20, 2021 and October 1, 2021. The second consultations were held in virtual format between January 31, 2022 and February 28, 2022. The IMF and World Bank staff mission made two separate visits to Türkiye within the scope of the 2021 FSAP Update of Türkiye and met with representatives from both the public and private sectors to examine the stability and soundness of the Turkish Financial System in detail. The first visit occurred between May 10, 2022 and May 16, 2022. The second visit occurred between June 15, 2022 and July 5, 2022. IMF and World Bank staff produced technical reports on relevant areas on the assessment in addition to the main reports, namely the Financial System Stability Assessment and Financial Sector Assessment Reports. On 14-26 October 2022, the IMF mission visited Türkiye to hold discussions for the 2022 Article IV regular consultation.

Discussions regarding the Article IV Report, together with 2021 FSAP Financial System Stability Assessment Report, were held at the Executive Board of the IMF on January 18, 2023. Both Reports were published on August 18, 2023 and the Financial Sector Assessment Report was published on August 28, 2023.

The 2022 Article IV Report commended Türkiye for its remarkable recovery from the COVID-19 pandemic, noting the contribution of stimulative policies and a dynamic private sector. On the other hand, it emphasized that inflation was reaching multi-year highs and core reserves were remaining deeply negative. The Report also commended Türkiye’s commitment to fiscal discipline, particularly its maintenance of low public debt burden. The Report also highlighted the need for targeted structural reforms to foster stronger sustainable growth and increase the economy’s resilience to shocks.

Türkiye is one of the founding members of the Islamic Development Bank. Islamic Development Bank Group (“IDBG”) has provided U.S.$12.99 billion in financing since its establishment. Türkiye has ranked fourth in terms of cumulative approvals among IDBG members. In 2022, IDBG provided financing for Ziraat Katılım Bank under Treasury guarantee in the amount of €92 million. In 2023, IDBG provided financing for the Development and Investment Bank of Türkiye (“TKYB”) under Treasury guarantee in the amount of U.S.$100 million and for the Industrial Development Bank of Türkiye (“TSKB”) under Treasury guarantee in the amount of U.S.$100 million.

As one of the founding members, Türkiye became a recipient country of the European Bank for Reconstruction and Development (“EBRD”) in 2008. Türkiye holds the Director position permanently representing Türkiye, Romania, Azerbaijan, Moldova and Kyrgyz Republic at the Board of Directors of EBRD. As of the end of 2023, EBRD has provided more than €19 billion of financing for projects in Türkiye, almost entirely in the private sector. The annual bank investment (signed operations) of EBRD in Türkiye was €2.5 billion in 2023. Türkiye has been one of the largest individual recipients on average between 2016-2023 at the EBRD. The EBRD leads Türkiye’s operations under a separate managing director in two resident offices in Istanbul and Ankara. In 2021, the EBRD provided financing for the Ispartakule-Çerkezköy Railway Line Project with a €150 million loan.

Türkiye is one of the founding members of the Black Sea Trade and Development Bank (“BSTDB”). As of the end of 2023, Türkiye represents the greatest share (23.87%) of BSTDB’s active portfolio in terms of signings. Cumulatively, the BSTDB approved €1.5 billion financing for 53 projects in Türkiye. In 2018, BSTDB provided financing for TKYB under a Treasury guarantee in the amount of €50 million.

Türkiye signed a total of approximately €500 million worth of various financing agreements with the European Investment Bank from 2017 to 2018. In 2023, Türkiye signed a Loan Agreement amounting €400 million within the scope of the “Türkiye Post-Earthquake Reconstruction Project”. This project aims to support municipalities affected by the earthquakes through the İlbank in the areas of rehabilitation, construction and extension of drinking water, sewerage and stormwater networks as well as installation of water utilities’ smart systems, machinery and equipment.

Türkiye is one of the founding members of the Council of Europe Development Bank (the “CEB”). The CEB provided a Public Sector Program Loan in the amount of €200 million for supporting the Turkish health system to cope with the spread and consequences of Covid-19 in 2020. In 2021, the CEB provided financing for the Marmaray Project in the amount of €150 million and for ISMEP in the amount of €100.0 million. In 2022, the CEB provided financing for Türk Eximbank under Treasury guarantee in the amount of €150 million. In 2023, Loan Agreement amounting €200 million signed between the Council of Europe Development Bank and IlBank under the Treasury repayment guarantee for the purchase of firefighting vehicles and equipment, construction and renovation of firefighting buildings in order to mitigate the climate change. Also the CEB provided a Public Sector Program Loan in the amount of €250 million for supporting the Turkish health system to affected by the earthquakes in the areas of rehabilitation.

In 2019, the Kreditanstalt für Wiederaufbau (“KfW”) provided on-lending financing in the amount of €58.6 million to TKYB for the “Municipal Infrastructure Investment Loan” and the “Solar Energy Project”. In 2023, KfW provided on-lending financing in the amount of €100 million to TKYB and in the amount of €100 million to TSKB for the “Climate Finance”. In 2019, Türkiye signed a public sector program loan in the amount of €150 million with the French Development Agency (“AFD”), with the aim of supporting Türkiye’s ambitious program of afforestation and erosion control works. Additionally, Ilbank and AFD signed a €63 million agreement on December 6, 2021, under the guarantee of Treasury for the “Municipal Services Project II”.

Türkiye is one of the founding members of the Asian Infrastructure Investment Bank (“AIIB”), established in January 2016. Türkiye assumed the Director position representing Türkiye, Pakistan, Azerbaijan, Georgia, Kyrgyz Republic and Brunei Darussalam at the Board of Directors of AIIB. Türkiye currently has U.S.$2.8 billion of active portfolio. With this, it ranks 4th in AIIB’s total active portfolio. The AIIB mainly supported the energy and transport sectors in Türkiye. In 2020, AIIB provided financing (i) to alleviate liquidity constraints faced by Turkish companies as a result of the COVID-19 pandemic Project for TKYB and TSKB under Treasury guarantee in the amount of U.S.$500 million (ii) to ISMEP and (iii) to support the Government of Türkiye in strengthening its healthcare emergency response against the COVID-19 pandemic. In 2021, AIIB provided financing for (i) COVID-19 Credit Line Project for Türk Eximbank under Treasury guarantee in the amount of U.S.$250 million, (ii) a Renewable Energy and Energy Efficiency Loan for TKYB under Treasury guarantee in the amount of U.S.$100 million and (iii) the Ispartakule-Çerkezköy Railway Line Project with a €300 million loan. In 2022, AIIB provided a loan for the financing of COVID-19 Vaccines in the amount of €225,347,000 and provided financing for TSKB under Treasury guarantee in the amount of U.S.$200 million. In 2023, AIIB provided financing for Earthquake Response Project for Türk Eximbank under Treasury guarantee in the amount of U.S.$100 million. In addition AIIB provided financing to the Republic of Türkiye for ISMEP Project in the amount of €150 million.

Türkiye has long lasting relations with Japan Bank for International Cooperation (JBIC). Türkiye has been providing loans from JBIC regarding energy and energy efficiency projects under Treasury guarantee for TKYB and TSKB since 2013. In 2021, JBIC provided financing for TKYB under Treasury guarantee in the amount of U.S.$170 million. In 2022, JBIC provided financing for TSKB under Treasury guarantee in the amount of U.S.$220 million. In 2023, JBIC provided financing for TKYB under Treasury guarantee in the amount of U.S.$200 million and for TSKB under Treasury guarantee in the amount of U.S.$200 million.

Small and Medium Enterprises Development Organization of Türkiye (“KOSGEB”) and Ilbank have provided financing from Japan International Cooperation Agency (“JICA”) in 2021 under Treasury guarantee in the amount of U.S.$300 million and JPY 45 billion respectively. In 2023, JICA provided financing for Post-Earthquake Support Project for KOSGEB under Treasury guarantee in the amount of JPY 20 billion.

TSKB has provided financing from China Development Bank (“CDB”) under Treasury guarantee in 2019 in the amount of U.S.$200 million and TKYB has provided financing from CDB under Treasury guarantee in 2021 in the amount of U.S.$200 million.

In addition to the above-mentioned railway projects, approximately €5.9 billion ECA financing has been provided for four railway projects in Türkiye for the last three years:

•

First, an agreement for a €2.4 billion financing guaranteed by UK Export Finance and structured and coordinated by Credit Suisse and Standard Chartered for the Ankara-Izmir High Standard Railway Project.

•

Second, an agreement for a €1.24 billion facility provided by Standard Chartered Bank (SCB), Danish Export Credit Agency (EKF), and Swedish Export Credit Agency (EKN), financing extended through Swedish Export Credit Corporation (SEK) for the Bandırma – Bursa – Yenişehir – Osmaneli High-Standard Railway Project.

•	Third, an agreement for a €923 million financing provided by JP Morgan SE, UK Export Credit Agency (UKEF) for the Mersin-Adana-Gaziantep Railway Project.

•	Fourth, an agreement for a €1.25 billion facility provided by MUFG Securities EMEA Plc. (MUFG), UK Export Credit Agency (UKEF) for the Yerköy—Kayseri High-Standard Railway Project.

Additionally, BOTAŞ provided €925 million from Deutsche Bank in 2022, €400 million from İşBank London Branch in 2021, U.S.$190 million from Garanti Bank Malta Branch and €175 million from ICBC- Macau Branch in 2019 and U.S.$177.5 from Kore Exim Bank in 2018. All of these financings has been provided under the Treasury guarantee. In addition to these commercial loans, BOTAŞ provided financing from EIB (U.S.$270 million) and AIIB (U.S.$600 million) in 2018 which are included in the above-mentioned total amounts of the related IFI. Furthermore, TÜRKSAT provided financing under Treasury guarantee in the amount of U.S.$324,990,571 from Credit Agricole Corporate and Investment Bank (CACIB) under the guarantee of UK Export Finance (UKEF). Türkiye Wealth Fund (TWF) provided syndicate loans under Treasury guarantee in 2019 in the amount of €1.5 billion from a consortium of banks led by Citibank, N.A., London Branch and Industrial and Commercial Bank of China (ICBC), in 2021 in the amount of €1.0 billion from a consortium of banks led by Citibank, N.A., London Branch and ICBC and in 2023 in the amount of €790 million from a consortium of banks coordinated by ICBC and Emirates NBD Capital Limited. In order to finance the “Sakarya Natural Gas Field Development Project”, Turkish Petroleum has provided financing in the amount of U.S.$368,790,395 under the export insurance of the Norwegian Export Credit Corporation (Eksfin) and U.S.$242,905,054 under the export insurance of the Italian Export Credit Corporation (SACE) through Citibank N.A. London Branch under the Treasury repayment guarantee with the Loan Agreement dated May 30, 2023.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

In 2019, exports increased by 2.1% to U.S.$180.8 billion and imports decreased by 5.0% to U.S.$210.3 billion.

In 2020, exports decreased by 6.2% to U.S.$169.6 billion and imports increased by 4.4% to U.S.$219.5 billion.

In 2021, exports increased by 32.8% to U.S.$225.2 billion and imports increased by 23.6% to U.S.$271.4 billion.

In 2022, export increased by 12.9% to U.S.$254.2 billion and imports increased by 34% to U.S.$363.7 billion.

In 2023, export increased by 0.5% to U.S.$255.4 billion and imports decreased by 0.5% to U.S.$361.8 billion.

The current account balance recorded a surplus in 2019. The trade deficit and the current account surplus were U.S.$29.5 billion and U.S.$10.8 billion, respectively, in 2019. The trade deficit and current account deficit were U.S.$49.9 billion and U.S$31.9 billion, respectively, in 2020, and U.S.$46.2 billion and U.S.$7.2 billion, respectively, in 2021. The trade deficit and current account deficit increased to U.S$109.5 billion and U.S.$48.4 billion, respectively, in 2022 due to high energy commodity prices. The trade deficit and current account deficit were U.S.$106.4 billion and U.S.$45 billion, respectively, in 2023.

In the long run, the composition of exports has shifted substantially from agricultural products to industrial products for Turkish economy. Manufacturing share in the total export is close to 95% in recent years, while the agriculture is about 3.5%. Prominent sectors in manufacturing are manufacture of motor vehicles trailers and semi-trailers, basic metals, food products, chemicals and chemical products, and electrical equipment. In 2023, export of manufacture of motor vehicles trailers and semi-trailers increased by 16% to U.S.$32.5 billion while the export of manufacture of basic metals decreased by 16.7% to U.S.$22.2 billion. While the export of manufacture of food products, and manufacture of chemicals and chemical products decreased by 3% and 8.9% respectively, export of manufacture of electrical equipment increased by 5%. Despite the negative external conditions and weak economic growth of main trade partners, total export of the Turkish economy increased by nominal term and Türkiye’s share of world export reached to 1.07% in 2023.

Türkiye’s principal trading partners have traditionally been EU member countries. In 2022, EU member countries accounted for 40.5% of total exports and 25.6% of total imports. The largest total export market for Turkish products was Germany, which accounted for 8.3% of total exports in 2022. In 2023, EU member countries accounted for 40.8% of total exports and 29.3% of total import. The largest total export market for Turkish products was Germany, which accounted for a similar share as the previous year in 2023. The other important export partner countries of Türkiye’s economy are the U.S., Iraq, the United Kingdom, and Italy in 2023. Russia, China, Germany, Switzerland, and the U.S. are the countries with the highest imports in 2023.

The following table presents Türkiye’s total imports, exports and terms of trade for the years indicated:

Table 30

Terms of Trade-Foreign Trade, Value, Volume

(in billions of U.S. dollars unless otherwise indicated)	2019	2020	2021	2022	2023
Exports f.o.b.	180.8	169.6	225.2	254.2	255.4
Imports c.i.f.	210.3	219.5	271.4	363.7	361.8
Consumption goods	21.2	24.1	24.9	30.5	47.6
Capital goods	26.1	31.8	35.9	40.5	52.7
Intermediate goods	162.5	163	210.1	292.4	261.2
Total Exports
Value	2.1	-6.2	32.8	12.9	0.5
Price	-4.2	-0.8	9.4	9.4	0.1
Volume	6.5	-5.5	21.4	3.1	0.4
Total Imports
Value	-9.0	4.4	23.6	34.0	-0.5
Price	-4.3	-4.9	25.4	24.2	-10.9
Volume	-5.0	9.6	-1.4	-7.9	-11.7
Terms of Trade	0.1	4.2	-12.7	-11.9	-12.3

Source: TURKSTAT

The following table presents the composition of Türkiye’s exports by sector of trade for the periods indicated:

Table 31

Exports (FOB)* by Sectors and Commodity

(in thousands of U.S. Dollars and percent changes)	2019	2020	2021	2022	2023	20/19	21/20	22/21	23/22
Total	180,832,722	169,637,755	225,214,458	254,169,748	255,412,194	-6.2	32.8	12.9	0.5
Agriculture, forestry and fishing	5,588,545	5,956,937	7,156,041	7,767,815	9,631,415	6.6	20.1	8.5	24.0
Crop and animal production hunting and related service activities	5,052,063	5,383,757	6,479,332	7,088,211	8,903,025	6.6	20.3	9.4	25.6
Forestry and logging	19,165	17,878	24,864	23,183	19,367	-6.7	39.1	-6.8	-16.5
Fishing and aquaculture	517,317	555,303	651,846	656,420	709,022	7.3	17.4	0.7	8.0
Mining and quarrying	3,200,270	2,932,245	4,059,717	4,619,987	3,784,866	-8.4	38.5	13.8	-18.1
Mining of coal and lignite	4,148	5,794	13,095	280,188	72,800	39.7	126.0	2.039.6	-74.0
Extraction of crude petroleum and natural gas	224,936	93,124	78,335	226,519	38,881	-58.6	-15.9	189.2	-82.8
Mining of metal ores	1,201,037	1,345,700	2,081,954	2,182,491	1,953,809	12.0	54.7	4.8	-10.5
Other mining and quarrying	1,770,149	1,487,626	1,886,333	1,930,789	1,719,376	-16.0	26.8	2.4	-10.9
Mining support service activities	—	—	—	—	—
Manufacturing	171,218,582	159,952,829	212,809,018	240,377,635	240,716,372	-6.6	33.0	13.0	0.1
Manufacture of food products	13,436,543	14,000,134	17,297,633	21,454,340	20,811,862	4.2	23.6	24.0	-3.0
Manufacture of beverages	307,822	288,867	396,484	484,789	455,450	-6.2	37.3	22.3	-6.1
Manufacture of tobacco products	652,960	643,340	527,360	618,199	698,403	-1.5	-18.0	17.2	13.0
Manufacture of textiles	11,505,824	11,485,382	14,802,578	14,232,429	12,946,778	-0.2	28.9	-3.9	-9.0
Manufacture of wearing apparel	16,353,673	15,212,441	18,598,046	19,809,675	18,655,869	-7.0	22.3	6.5	-5.8
Manufacture of leather and related products	1,463,872	1,181,750	1,645,909	1,962,850	1,836,308	-19.3	39.3	19.3	-6.4
Manufacture of wood and of prod. of wood and cork except furniture; manuf. of articles of straw and plaitIig materials	892,504	966,087	1,457,142	1,766,762	1,775,755	8.2	50.8	21.2	0.5
Manufacture of paper and paper products	2,540,816	2,484,286	2,925,339	3,834,708	3,620,788	-2.2	17.8	31.1	-5.6
Printing and reproduction of recorded media	20,167	19,366	31,524	31,878	31,968	-4.0	62.8	1.1	0.3
Manufacture of coke and refined petroleum products	7,686,278	4,111,386	7,452,461	14,403,779	14,816,575	-46.5	81.3	93.3	2.9
Manufacture of chemicals and chemical products	9,420,531	9,699,677	13,514,202	18,400,768	16,780,791	3.0	39.3	36.2	-8.8
Manufacture of basic pharmaceutical products and pharmaceutical preparations	1,439,833	1,832,737	1,898,827	1,915,578	2,218,160	27.3	3.6	0.9	15.8
Manufacture of rubber and plastics products	7,981,718	8,047,190	10,373,909	11,251,927	10,959,502	0.8	28.9	8.5	-2.6
Manufacture of other non-metallic mineral products	4,747,192	5,140,084	6,373,126	7,452,097	6,531,827	8.3	24.0	16.9	-12.3
Manufacture of basic metals	16,892,668	16,467,404	28,900,712	26,688,185	22,220,779	-2.5	75.5	-7.7	-16.7
Manufacture of fabricated metal products except machinery and equipment	8,723,474	8,856,361	12,015,442	13,601,251	14,236,157	1.5	35.7	13.2	4.7

Manufacture of computer electronic and optical products	2,766,560	2,364,110	2,730,892	2,969,093	3,566,855	-14.5	15.5	8.7	20.1
Manufacture of electrical equipment	11,304,696	11,291,951	14,657,111	16,063,161	16,866,561	-0.1	29.8	9.6	5.0
Manufacture of machinery and equipment n.e.c.	11,155,544	10,599,147	13,565,421	15,804,005	18,240,796	-5.0	28.0	16.5	15.4
Manufacture of motor vehicles trailers and semi	28,655,915	23,696,048	26,770,696	28,047,880	32,530,286	-17.3	13.0	4.8	16.0
Manufacture of other transport equipment	3,736,709	3,330,151	4,443,498	5,226,925	6,370,761	-10.9	33.4	17.6	21.9
Manufacture of furniture	3,067,611	3,068,610	3,852,687	4,212,013	4,148,077	0.0	25.6	9.3	-1.5
Other manufacturing	6,465,671	5,166,320	8,578,021	10,145,343	10,396,061	-20.1	66.0	18.3	2.5
Repair and installation of machinery and equipment	—	—	—	—	—
Electricity, gas, steam and air conditoning supply	104,451	81,810	248,374	293,276	207,429	-21.7	203.6	18.1	-29.3
Electricity, gas, steam and air condItioning supply	104,451	81,810	248,374	293,276	207,429	-21.7	203.6	18.1	-29.3
Water supply; sewerage waste management and remediation activities	584,865	572,008	780,841	878,898	869,968	-2.2	36.5	12.6	-1.0
Water collection treatment and supply	47,020	38,472	41,848	49,164	51,992	-18.2	8.8	17.5	5.8
Sewerage	21	27	34	2	11	27.2	26.1	-95.2	573.5
Waste collection treatment and disposal activities; materials recovery	537,823	533,509	738,959	829,733	817,965	-0.8	38.5	12.3	-1.4
Remediation activities and other waste management services	—	—	—	—	—
Transportation and storage	—	—	21	18	14			-11.6	-24.7
Land transport and transport via pipelines	—	—	—	—	—
Water transport	—	—	—	—	—
Air transport	—	—	—	—	—
Warehousing and support activities for transportation	—	—	—	—	—
Postal and courier activities	—	—	21	18	14			-11.6	-24.7
Information and communication	121,211	130,841	148,489	215,184	187,213	7.9	13.5	44.9	-13.0
Publishing activities	116,487	128,110	142,641	204,488	177,175	10.0	11.3	43.4	-13.4
Motion picture video and television programme production sound	4,723	2,730	5,848	10,696	10,038	-42.2	114.2	82.9	-6.1
Programming and broadcasting activities	—	—	—	—	—
Telecommunications	—	—	—	—	—
Computer programming, consultancy and related activities	—	—	—	—	—
Information service activities	—	—	—	—	—
Financial and insurance activities	—	—	12	8	7			-36.2	-2.7

Financial service activities except insurance and pension funding	—	—	12	8	7			-36.2	-2.7
Insurance reinsurance and pension funding except compulsory social security	—	—	—	—	—
Activities auxilIary to financial service and insurance activities	—	—	—	—	—
Professional scientific and technical activıties	681	144	173	280	1,203	-78.9	20.4	61.7	330.1
Legal and accounting activities	—	—	—	—	—
Activities of head offices; management consultancy activities	—	—	—	—	—
Architectural and engineerIng activities; technical testing and analysis	521	134	139	260	1,181	-74.3	4.0	87.2	353.6
Scientific research and development	—	—	—	—	—
Advertising and market research	—	—	—	—	—
Other professional scientific and technical activities	160	10	34	19	23	-93.8	241.4	-42.6	16.3
Veterinary activities	—	—	—	—	—
Arts entertainment and recreation	14,118	10,941	11,772	16,648	13,707	-22.5	7.6	41.4	-17.7
Creative arts and entertainment activities	12,388	10,710	11,599	16,280	13,485	-13.5	8.3	40.4	-17.2
Libraries archives museums and other cultural activities	1,730	231	173	368	221	-86.7	-25.0	112.5	-39.8
Gambling and betting activities	—	—	—	—	—
Sports activities and amusement and recreation activities	—	—	—	—	—

The following table presents Türkiye’s exports by country for the periods indicated:

Table 32

(in thousands of U.S. dollars and percent share)	2019	2020	2021	2022	2023	2019	2020	2021	2022	2023
Total	180,832,722	169,637,755	225,214,458	254,169,748	255,412,194	100	100	100	100	100
A-European Union (EU 27)	76,726,198	70,019,688	93,052,537	103,049,092	104,251,149	42.4	41.3	41.3	40.5	40.8
B-Other countries	104,106,524	99,618,068	132,161,921	151,120,655	151,161,045	57.6	58.7	58.7	59.5	59.2
1-Other European Countries	24,445,348	24,406,435	31,465,045	36,629,316	39,675,812	13.5	14.4	14.0	14.4	15.5
2-North African Countries	10,828,878	9,224,060	13,336,357	14,110,008	13,650,345	6.0	5.4	5.9	5.6	5.3
3-Other African Countries	5,794,323	6,016,613	7,875,566	9,508,862	7,702,881	3.2	3.5	3.5	3.7	3.0
4-North American Countries	9,956,682	11,188,515	16,407,568	18,773,070	16,453,168	5.5	6.6	7.3	7.4	6.4
5-Central America and Caribbean	1,766,889	1,452,892	2,443,192	2,768,266	2,757,420	1.0	0.9	1.1	1.1	1.1
6-South American Countries	1,833,081	1,928,598	3,592,875	3,356,209	2,539,195	1.0	1.1	1.6	1.3	1.0
7-Near and Middle Eastern	35,009,090	31,333,151	38,354,547	44,981,533	45,496,300	19.4	18.5	17.0	17.7	17.8
8-Other Asian Countries	13,399,488	12,775,610	17,233,730	18,323,886	19,326,753	7.4	7.5	7.7	7.2	7.6
9-Australia and New Zealand	782,359	837,289	1,127,649	1,088,991	1,075,200	0.4	0.5	0.5	0.4	0.4
10-Other Countries	290,386	454,904	325,394	1,580,514	2,483,971	0.2	0.3	0.1	0.6	1.0
Selected country groups
1-OECD Countries	99,581,207	95,055,097	125,880,141	135,580,953	133,492,626	55.1	56.0	55.9	53.3	52.3
2- EFTA Countries	1,794,638	1,847,595	2,225,501	2,133,972	3,362,349	1.0	1.1	1.0	0.8	1.3
3-Organization of the Blacksea Economic Cooperation	20,446,305	20,301,135	27,699,352	35,706,610	38,752,914	11.3	12.0	12.3	14.0	15.2
4- Organization for Economic Cooperation	8,707,799	8,684,248	11,267,261	12,535,194	14,265,718	4.8	5.1	5.0	4.9	5.6
5-Commonwealth of Independent States	9,557,843	10,261,584	13,625,495	18,414,898	22,489,591	5.3	6.0	6.1	7.2	8.8
6-Turkish Republics	5,107,351	5,429,515	7,206,443	7,990,817	9,827,104	2.8	3.2	3.2	3.1	3.8
7-Organization of Islamic Cooperation	48,767,654	43,736,501	56,662,800	64,297,644	65,943,758	27.0	25.8	25.2	25.3	25.8
Germany	16,617,244	15,978,698	19,311,023	21,141,783	21,078,156	9.2	9.4	8.6	8.3	8.3
USA	8,970,658	10,182,966	14,720,364	16,885,325	14,825,747	5.0	6.0	6.5	6.6	5.8
Iraq	10,223,292	9,142,047	11,125,650	13,750,276	12,756,470	5.7	5.4	4.9	5.4	5.0
United Kingdom	11,278,615	11,235,582	13,703,695	13,004,798	12,463,479	6.2	6.6	6.1	5.1	4.9
Italy	9,753,018	8,082,560	11,473,021	12,386,045	12,372,761	5.4	4.8	5.1	4.9	4.8
Russia	4,152,137	4,506,681	5,774,392	9,342,796	10,907,631	2.3	2.7	2.6	3.7	4.3
France	7,945,607	7,195,168	9,111,137	9,534,619	10,285,939	4.4	4.2	4.0	3.8	4.0
Spain	8,138,744	6,683,488	9,619,642	9,654,318	9,783,516	4.5	3.9	4.3	3.8	3.8
UAE	3,627,237	2,828,043	5,493,362	5,252,673	8,566,396	2.0	1.7	2.4	2.1	3.4
Netherlands	5,761,921	5,195,120	6,764,786	8,026,254	7,856,037	3.2	3.1	3.0	3.2	3.1
Romania	4,073,075	3,893,981	5,175,021	6,947,484	6,948,384	2.3	2.3	2.3	2.7	2.7
Poland	3,448,829	3,474,726	4,673,825	5,417,452	5,950,978	1.9	2.0	2.1	2.1	2.3
Israel	4,463,820	4,704,088	6,355,775	7,032,339	5,422,286	2.5	2.8	2.8	2.8	2.1
Belgium	3,396,193	3,634,672	4,899,300	4,778,506	4,364,472	1.9	2.1	2.2	1.9	1.7
Bulgaria	2,668,230	2,634,444	3,953,436	4,721,645	4,226,606	1.5	1.6	1.8	1.9	1.7
Greece	2,245,318	1,799,836	3,118,900	3,302,681	4,171,506	1.2	1.1	1.4	1.3	1.6
Ukraine	2,156,454	2,090,327	2,900,545	3,059,409	3,441,998	1.2	1.2	1.3	1.2	1.3
Egypt	3,508,791	3,136,160	4,513,693	4,556,656	3,337,302	1.9	1.8	2.0	1.8	1.3
China	2,726,078	2,865,866	3,662,748	3,281,335	3,305,412	1.5	1.7	1.6	1.3	1.3
Libya	2,069,497	1,653,076	2,771,261	2,840,774	3,256,623	1.1	1.0	1.2	1.1	1.3
Others	63,607,964	58,720,227	76,092,884	89,252,580	90,090,495	35.2	34.6	33.8	35.1	35.3

(1)	Countries are ranked by 2021 figures.

Source: TURKSTAT

In 2019, the value of imports decreased to U.S.$210.3 billion, and EU share in Türkiye’s import was 32.3%. In 2020, the value of imports increased to U.S.$219.5 billion, and EU share in Türkiye’s import was 33.4%. In 2021, the value of imports increased to U.S.$271.4 billion, and EU share in Türkiye’s import was 31.5%. In 2022, the value of imports increased to U.S.$363.7 billion, and EU share in Türkiye’s import was 25.6%. In 2023, the value of imports decreased by 0.5% to U.S.$361.8 billion, and EU share in Türkiye’s import was 29.3%.

Historically, the main import commodity group of Turkish economy is intermediate goods. Especially, the share of intermediate goods in total imports rises to relatively higher levels in the years when commodity prices are higher. The following table presents the composition (by Broad Economic Classification) of Türkiye’s imports by sector of trade for the periods indicated: In 2022, among the main commodity groups, the share of intermediate goods in total imports was 80.4%, while the shares of capital goods and consumption goods in total imports were 11.1% and 8.4%, respectively. In 2023, among the main commodity groups, the share of intermediate goods in total imports was 72.2%, while the shares of capital goods and consumption goods in total imports were 14.6% and 13.2%, respectively.

Table 33

(in thousands of U.S. Dollars and percent changes)	2019	2020	2021	2022	2023	20/19	21/20	22/21	23/22
Total	210,345,203	219,516,807	271,425,540	363,710,575	361,763,873	-9.0	4.4	23.6	34.0
Capital goods	26,067,878	31,817,025	35,948,044	40,535,094	52,696,408	-13.5	22.1	13.0	12.8
Capital goods (except transportations vehicles)	22,377,933	26,984,428	31,376,580	34,995,031	44,144,389	-15.9	20.6	16.3	11.5
Transportation vehicles incidental to industry	3,689,946	4,832,597	4,571,464	5,540,063	8,552,020	4.2	31.0	-5.4	21.2
Intermediate goods	162,529,946	163,014,731	210,142,477	292,436,708	261,165,206	-7.0	0.3	28.9	39.2
Unprocessed materials incidental to industry	12,061,505	12,618,720	20,815,098	20,710,838	15,056,928	-11.6	4.6	65.0	-0.5
Processed materials incidental to industry	76,916,995	88,488,283	99,495,608	131,409,189	127,988,087	-7.8	15.0	12.4	32.1
Unprocessed fuels and oils	3,531,875	2,737,185	4,093,953	8,191,305	5,553,080	-19.7	-22.5	49.6	100.1
Parts of investment goods	11,354,054	11,935,191	14,818,166	16,156,218	18,339,739	-12.0	5.1	24.2	9.0
Parts of transportation vehicles	14,220,073	13,669,267	15,398,840	16,350,079	19,588,453	-10.9	-3.9	12.7	6.2
Unprocessed materials of food and beverages	5,507,640	5,729,894	6,569,197	7,720,067	8,396,438	4.9	4.0	14.6	17.5
Processed materials of food and beverages	1,821,403	2,298,526	3,263,596	4,940,129	4,003,782	2.1	26.2	42.0	51.4
Processed fuels and oils	10,534,408	7,510,496	12,407,377	22,130,088	23,233,763	-27.3	-28.7	65.2	78.4
Confidential data (1)	26,581,993	18,027,167	33,280,644	64,828,793	39,004,937	16.0	-32.2	84.6	94.8
Consumption goods	21,195,909	24,117,886	24,947,175	30,482,323	47,630,225	-16.6	13.8	3.4	22.2
Automobiles	3,535,235	7,926,952	6,728,062	7,976,621	18,182,467	-42.6	124.2	-15.1	18.6
Durable consumption goods	3,591,406	2,879,873	3,468,178	4,470,300	6,964,546	10.5	-19.8	20.4	28.9
Semidurable consumption goods	3,859,139	3,560,378	4,100,898	5,621,198	7,342,505	-18.3	-7.7	15.2	37.1
Nondurable consumption goods	5,227,823	4,940,492	5,284,032	5,580,621	6,560,338	-3.2	-5.5	7.0	5.6
Unprocessed of food and beverages	1,656,239	1,698,886	1,855,728	2,238,441	2,781,394	5.8	2.6	9.2	20.6
Processed of food and beverages	2,189,288	2,230,453	2,434,723	3,614,296	4,132,761	-9.6	1.9	9.2	48.4
Gasoline	762,762	386,728	302,174	362,086	632,723	-38.9	-49.3	-21.9	19.8
Transportation vehicles not incidental to industry	374,016	494,123	773,380	618,760	1,033,490	-42.4	32.1	56.5	-20.0
Others	551,470	567,165	387,844	256,450	272,034	-30.0	2.8	-31.6	-33.9
Other goods not elsewhere specified	551,470	567,165	387,844	256,450	272,034	-30.0	2.8	-31.6	-33.9

Source: TURKSTAT

(1)

Due to confidentiality requirements, the total value related to commodities combined in a Commodity Code under the same chapter was given in a different group as “confidential data” to prevent any missing value in main group total in classifications. The subgroup values in the mentioned commodities contain remained commodities’ values after subtracting values of confidential data.

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 34

(in thousands of U.S. Dollars and percent share)	2019	2020	2021	2022	2023	2019	2020	2021	2022	2023
Total	210,345,203	219,516,807	271,425,540	363,710,575	361,763,873	100.0	100.0	100.0	100.0	100.0
A-European Union (EU 27)	67,913,047	73,337,528	85,383,157	93,286,796	106,011,441	32.3	33.4	31.5	25.6	29.3
B-Other countries	142,432,156	146,179,279	186,042,382	270,423,779	255,752,432	67.7	66.6	68.5	74.4	70.7
1-Other European Countries	36,934,693	35,754,498	44,757,743	87,506,200	78,325,860	17.6	16.3	16.5	24.1	21.7
2-North African Countries	4,009,992	4,757,326	5,417,703	6,099,116	7,277,754	1.9	2.2	2.0	1.7	2.0
3-Other African Countries	1,810,756	2,552,458	2,814,891	3,411,589	3,076,184	0.9	1.2	1.0	0.9	0.9
4-North American Countries	13,479,195	12,603,357	14,227,387	16,544,552	17,082,314	6.4	5.7	5.2	4.5	4.7
5-Central America and Caribbean	941,258	1,030,980	1,098,955	1,420,714	1,495,908	0.4	0.5	0.4	0.4	0.4
6-South American Countries	5,574,634	5,997,999	7,771,657	9,919,105	7,159,937	2.7	2.7	2.9	2.7	2.0
7-Near and Middle Eastern	16,088,786	20,275,717	16,125,837	21,345,978	24,808,943	7.6	9.2	5.9	5.9	6.9
8-Other Asian Countries	47,340,718	49,030,863	68,242,143	87,935,400	90,710,817	22.5	22.3	25.1	24.2	25.1
9-Australia and New Zealand	1,083,957	442,416	1,157,608	1,689,667	1,217,551	0.5	0.2	0.4	0.5	0.3
10-Other Countries	15,168,167	13,733,664	24,428,458	34,551,458	24,597,163	7.2	6.3	9.0	9.5	6.8
Selected country groups						0.0	0.0	0.0	0.0	0.0
1-OECD Countries	100,295,859	108,318,120	120,833,394	147,333,069	164,150,125	47.7	49.3	44.5	40.5	45.4
2- EFTA Countries	4,179,497	8,479,771	3,955,588	16,435,192	20,817,196	2.0	3.9	1.5	4.5	5.8
3-Organization of the Blacksea Economic Cooperation	33,881,585	28,044,303	43,741,732	74,179,429	60,340,202	16.1	12.8	16.1	20.4	16.7
4- Organization for Economic Cooperation	7,513,798	4,609,606	8,311,688	11,109,425	10,874,415	3.6	2.1	3.1	3.1	3.0
5-Commonwealth of Independent States	26,777,749	20,991,494	34,042,205	65,767,695	52,526,127	12.7	9.6	12.5	18.1	14.5
6-Turkish Republics	3,377,189	2,971,786	4,943,973	7,120,528	8,084,239	1.6	1.4	1.8	2.0	2.2
7-Organization of Islamic Cooperation	26,221,792	30,992,576	30,548,779	40,293,259	44,840,316	12.5	14.1	11.3	11.1	12.4
China	23,115,236	17,829,309	28,959,361	58,848,948	45,597,875	11.0	8.1	10.7	16.2	12.6
Russia	19,128,160	23,041,354	32,238,052	41,354,561	44,980,235	9.1	10.5	11.9	11.4	12.4
Germany	19,280,399	21,732,759	21,726,305	24,033,074	28,683,482	9.2	9.9	8.0	6.6	7.9
USA	3,374,800	7,770,804	3,054,869	15,335,897	19,902,495	1.6	3.5	1.1	4.2	5.5
Italy	11,847,373	11,524,951	13,147,623	15,228,078	15,777,556	5.6	5.3	4.8	4.2	4.4
India	9,349,593	9,199,617	11,562,694	14,082,252	14,992,974	4.4	4.2	4.3	3.9	4.1
France	6,760,064	6,988,074	7,931,536	9,429,702	11,545,453	3.2	3.2	2.9	2.6	3.2
South Korea	4,388,996	5,603,801	2,442,660	4,470,951	11,530,205	2.1	2.6	0.9	1.2	3.2
Spain	4,446,113	5,039,428	6,311,611	7,004,013	9,484,014	2.1	2.3	2.3	1.9	2.6
Belgium	5,777,022	5,734,268	7,597,023	9,004,399	9,479,139	2.7	2.6	2.8	2.5	2.6
United Kingdom	6,635,217	4,830,115	7,936,146	10,697,077	7,930,957	3.2	2.2	2.9	2.9	2.2

(in thousands of U.S. Dollars and percent share)	2019	2020	2021	2022	2023	2019	2020	2021	2022	2023
Ukraine	5,638,296	5,582,666	5,558,194	5,904,556	6,523,049	2.7	2.5	2.0	1.6	1.8
Netherlands	3,647,962	3,743,373	4,389,292	4,640,815	5,466,704	1.7	1.7	1.6	1.3	1.5
Japan	2,603,243	3,005,108	3,635,826	4,294,369	5,073,723	1.2	1.4	1.3	1.2	1.4
Brazil	3,202,985	3,628,586	4,508,587	4,497,087	4,420,447	1.5	1.7	1.7	1.2	1.2
Poland	3,229,280	3,716,088	5,628,385	4,420,585	4,302,147	1.5	1.7	2.1	1.2	1.2
Saudi Arabia	2,655,109	3,228,347	3,827,073	4,830,904	4,139,826	1.3	1.5	1.4	1.3	1.1
Romania	1,847,831	1,989,963	3,098,059	4,288,755	4,136,724	0.9	0.9	1.1	1.2	1.1
Malaysia	2,338,350	2,746,268	2,713,597	2,895,417	3,825,055	1.1	1.3	1.0	0.8	1.1
Switzerland	2,725,419	2,590,375	4,524,675	4,455,394	3,691,707	1.3	1.2	1.7	1.2	1.0
Others	68,353,754	69,991,553	90,633,986	113,993,741	100,280,107	32.5	31.9	33.4	31.3	27.7

(1)	Countries are ranked by 2021 figures.

Sources: TURKSTAT Presidency of Strategy and Budget

In 2019, Türkiye’s net international reserves were approximately U.S.$144.9 billion. In 2019, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.6 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.2 billion. In 2019, net portfolio outflow from Türkiye was U.S.$2.8 billion.

In 2020, Türkiye’s net international reserves were approximately U.S.$127.7 billion. In 2020, gross foreign exchange reserves of the Central Bank were approximately U.S.$50 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$34.4 billion. In 2020, net portfolio outflow from Türkiye was U.S.$9.6 billion.

In 2021, Türkiye’s net international reserves were approximately U.S.$156.7 billion. In 2021, gross foreign exchange reserves of the Central Bank were approximately U.S.$72.7 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$45.5 billion. In 2020, net portfolio inflow to Türkiye was U.S.$0.8 billion.

In 2022, Türkiye’s net international reserves were approximately U.S.$166.4 billion. In 2022, gross foreign exchange reserves of the Central Bank were approximately U.S.$82.9 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$37.7 billion. In 2022, net portfolio inflow to Türkiye was U.S.$13.5 billion.

In 2023, Türkiye’s net international reserves were approximately U.S.$180.7 billion. In 2023, gross foreign exchange reserves of the Central Bank were approximately U.S.$92.7 billion, and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$39.8 billion. In 2022, net portfolio inflow to Türkiye was U.S.$8.3 billion.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Türkiye’s current account is composed of earnings from other goods, services and income. This item includes travel revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2019, Türkiye’s travel revenues increased by 20.9% to U.S.$38.7 billion. In addition, earnings from primary income were U.S.$11.8 billion in 2019, compared to U.S.$11.1 billion in 2018.

Türkiye’s receipts from all services amounted to approximately U.S.$71.7 billion in 2019, which represented an increase of 9.5% from 2018. Secondary income amounted to U.S.$0.9 billion in 2019. On the other hand, the debit for all services and income account amounted to approximately U.S.$47.1 billion ($18.2 billion from primary income) in 2019, representing an increase of 1.8% (a decrease of 0.5% for primary income) from 2018.

In 2020, Türkiye’s travel revenues decreased by 63.3% to U.S.$14.2 billion. In addition, earnings from primary income were U.S.$8.6 billion in 2020, compared to U.S.$11.8 billion in 2019.

Türkiye’s receipts from all services amounted to approximately U.S.$39.1billion in 2020, which represented a decrease of 45.4% from 2019. Secondary income amounted to U.S.$0.2 billion in 2020. On the other hand, the debit for all services and income account amounted to approximately U.S.$38.8 billion ($14.8 billion from primary income) in 2020, representing a decrease of 17.6% (a decrease of 18.5% for primary income) from 2019.

In 2021, Türkiye’s travel revenues increased by 96.2% to U.S.$27.9 billion. In addition, earnings from primary income were U.S.$10.7 billion in 2021, compared to U.S.$8.6 billion in 2020.

Türkiye’s receipts from all services amounted to approximately U.S.$62.6 billion in 2021, which represented a decrease of 60.1% from 2020. Secondary income amounted to U.S.$1.0 billion in 2021. On the other hand, the debit for all services and income account amounted to approximately U.S.$47.4 billion ($17.4 billion from primary income) in 2021, representing an increase of 22.3% (an increase of 17.5% for primary income) from 2020.

In 2022, Türkiye’s travel revenues increased by 62.8% to U.S.$45.4 billion. In addition, earnings from primary income were U.S.$8.8 billion in 2022, compared to U.S.$10.7 billion in 2021.

Türkiye’s receipts from all services amounted to approximately U.S.$93 billion in 2022, which represented an increase of 48.5% from 2021. Secondary income amounted to U.S.$0.4 billion in 2022. On the other hand, the debit for all services and income account amounted to approximately U.S.$57.3 billion ($17.2 billion from primary income) in 2022, representing an increase of 20.7% (a decrease of 1.2% for primary income) from 2021.

In 2023, Türkiye’s travel revenues increased by 8.9% to U.S.$49.5 billion. In addition, earnings from primary income were U.S.$11.2 billion in 2023, compared to U.S.$8.8 billion in 2022.

Türkiye’s receipts from all services amounted to approximately U.S.$101.7 billion in 2023, which represented an increase of 9.3% from 2022. Secondary income amounted to U.S.$0.6 billion in 2023. On the other hand, the debit for all services and income account amounted to approximately U.S.$72.8 billion ($22.7 billion from primary income) in 2023, representing an increase of 25.5% (an increase of 32.2% for primary income) from 2022.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Türkiye for the periods indicated:

Table 35

in millions of U.S. Dollars	2019	2020	2021	2022	2023
CURRENT ACCOUNT	15,013	-31,085	-6,433	-45,799	-45,026
Trade Balance	-16,781	-37,874	-29,321	-89,600	-86,913
Goods Exports	182,200	168,378	224,673	253,352	250,806
Goods Imports	198,981	206,252	253,994	342,952	337,719
Services	42,767	15,182	32,620	52,949	52,559
Credit	71,665	39,141	62,645	93,017	101,669
Debit	28,898	23,959	30,025	40,068	49,110
Primary Income	-11,844	-8,594	-10,682	-8,779	-11,229
Secondary Income	871	201	950	-369	557
CAPITAL ACCOUNT	34	-36	-64	-35	-205
FINANCIAL ACCOUNT	5,329	-39,205	-5,399	-22,936	-54,524
Direct Investment (net)	-6,496	-4,430	-6,444	-8,731	-4,647
Portfolio Investment (net)	2,763	9,556	-751	13,672	-8,342
Other Investment (net)	2,738	-12,469	-21,534	-40,188	-39,508
Reserve Assets	6,324	-31,862	23,330	12,311	-2,027
NET ERRORS AND OMISSIONS	-9,718	-8,084	1,098	22,898	-9,293

Source: CBRT

CURRENT ACCOUNT

In 2019, the current account balance posted a surplus of U.S.$15 billion (2% of GDP), thanks to the moderate course of domestic demand and the competitiveness gains from the real depreciation of Turkish Lira. The annualized current account balance turned to positive in March and maintained a surplus in the rest of the year. Although the growth of goods exports is negatively affected by the weakening economic activity and various quota practices in the European Union, Türkiye’s largest export market, competitiveness gains from exchange rate depreciation and market-product diversification allowed the exports to increase in both U.S. dollars and real terms. Because economic activity followed a mild recovery and the real exchange rate remained at low levels in 2019, the imports of goods fell by a considerable amount, and the goods trade deficit hovered below the historical average. On the back of the increasing travel revenues, services trade surplus rose from U.S.$36.4 billion to U.S.$42.8 billion and contributed substantially to the improvement in the current account balance.

In 2020, the course of the current account was mainly determined by the pandemic-related developments. The adverse impacts of the pandemic on the domestic and global economy started to become more evident as of mid-March and intensified in April with mobility restrictions. Accordingly, exports declined sharply, and tourism revenues came to a halt in the second quarter, leading to a rapid deterioration in the current account balance. The fall in commodity prices mitigated the deterioration to some extent. Despite the rapid recovery in exports of goods in the succeeding period, the boosting effect of the strong credit growth on imports and the increased gold demand of residents played a role in relatively high current account deficit in the second half of the year. In the meantime, as tourism and transport revenues were interrupted by the pandemic, the positive contribution of the balance of services to the current account balance fell to as low as U.S.$15.2 billion. Against this background, the current account yielded a deficit of U.S.$31.1 billion in 2020. Excluding gold, the current account deficit was around U.S.$8.7 billion, which is a much lower level than its historical average.

In 2021, the current account deficit decreased from U.S.$31.1 billion to U.S.$6.4 billion, by U.S.$24.7 billion, with gold imports declining sharply, goods exports showing remarkable strength, and tourism and transportation revenues recovering rapidly. The easing of travel restrictions both domestically and globally, along with the strong momentum in vaccination efforts, played a significant role in the improvement in current account balance. Goods exports exhibited unprecedented growth in both nominal and quantity terms due to buoyant demand from Türkiye’s main trading partners, whereas the rise in imports resulted from price increases. As a result of these factors, there was a rapid and evident re-balancing of the goods trade in terms of volume. In the meantime, the energy trade deficit widened as a result of rising oil prices, but this rise was more than offset by swiftly falling gold imports. The complete or partial removal of trade restrictions and the success of vaccination efforts led to an influx of foreign visitors, which substantially increased tourism and transportation revenues as well as services trade surplus.

In 2022, the current account deficit widened significantly to U.S.$45.8 billion, owing mainly to the marked increase in global commodity prices, energy in particular, and the strong course of gold imports. In the first half of the year, exports were robust due to the strong course in external demand and the flexibility of exporters to diversify markets, while imports assumed a rapid upward trend due to the rise in energy, oil and natural gas in particular, and other commodity prices driven by increased geopolitical risks. The global increase in inflation and tighter monetary policies led to a slowdown in global growth, which placed a downward pressure on exports, and the fall in the euro-dollar parity also caused export revenues from European countries, Türkiye’s largest trade partner, to decrease. Against this background, exports decelerated as of the third quarter of the year, and imports remained strong due to the momentum in gold imports. The foreign trade balance excluding gold and energy continued to contribute positively to the current account balance, while the positive contribution of services items increased significantly compared to the previous year.

In 2023, the current account deficit decreased by U.S.$0.8 billion from the previous year to U.S.$45 billion. While improvement in the energy balance contributed positively to the current account balance, attributable to the decline in global energy prices, strong gold imports and trade imbalance, excluding gold and energy, due to robust domestic demand limited the annual decline in the current account deficit. Services revenue continued to grow, driven by sizeable contributions from the tourism and transport sectors. During the first half of 2023, despite the short-term negative effect of earthquakes on export supply and the ongoing weak course in the economic activity of Türkiye’s main export markets, exports remained resilient. On the other hand, albeit marked by a decline in energy imports, while in line with the developments in energy prices, the strong domestic demand and high gold imports led to an increase in total imports. In the second half of the year, imports decelerated amid the moderation in domestic demand due to monetary policy tightening, as reflected in the financial conditions, while exports picked up, mainly driven by the increase in the last quarter of 2023. Despite regional geopolitical conflicts, travel revenues increased substantially, maintaining the services balance at a high level.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by ensuring equal treatment of domestic and foreign investors and guaranteeing the transfer of profits.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	Right to resort to International Dispute Settlement

Türkiye has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a secure investment environment for foreign investors, such as:

•

The Organization for Economic Co-operation and Development (the “OECD”), the World Trade Organization (“WTO”), the International Monetary Fund (“IMF”), the World Bank and various organizations of the World Bank, including the Multinational International Guaranty Agency (“MIGA”),

•	Agreements to protect and promote investment which have been signed with 114 countries, 89 of which are currently in force,

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties,

•	The International Center for Settlement of Disputes (ICSID) Convention,

•	Investment-related agreements on WTO platforms such as Trade Related Investment Measures and Trade Related Intellectual Property Rights.

Net FDI inflows into Türkiye amounted to U.S.$8.7 billion and U.S.$4.6 billion in 2022 and 2023, respectively.

The following table sets forth foreign direct investment inflows for the years indicated:

Table 36

Foreign Direct Investment (in millions of U.S. Dollars)

Foreign Direct Investment (in millions of U.S. Dollars) Year	Inflows	Equity Capital Liquidation Outflows	Net	Other Capital (Intra- Company Loans) Net	Real Estate Net	Total (Net Incurrence of Liabilities) Net
2019	5,881	369	5,512	-984	4,979	9,507
2020	5,791	1.390	4,401	-680	3,954	7,675
2021	7,098	225	6,873	388	5,634	12,895
2022	6,985	582	6,403	990	6,273	13,666
2023	5,578	374	5,204	1,846	3,560	10,610

Manufacturing, Wholesale and Retail Trade and Financial and Insurance Activities are the leading sectors for the FDI for 2023, while manufacturing accounted for 24% of total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table 37

Foreign Direct Investment (Equity Capital) by Sector

(Sector in millions of US Dollars)	2019	2020	2021	2022	2023
Agriculture, Forestry and Fishing	23	17	148	71	28
Mining and Quarrying	83	128	65	174	171
Manufacturing	1,933	1,010	1,655	1,565	1,706
Electricity, Gas, Steam and Air-conditioning Supply	89	49	129	360	494
Water Supply; Sewerage, Waste Management and Remediation	1	1	1	0	2
Construction	452	56	42	55	145
Wholesale and Retail Trade	892	804	3,392	1,579	984
Transportation and Storage	274	576	216	392	415
Accommodation and Food Service Activities	117	77	115	332	46
Information and Communication Services	581	1,362	677	277	345
Financial and Insurance Activities	900	1,400	177	1,786	600
Real Estate Activities	229	64	26	43	298
Professional, Scientific and Technical Activities	74	45	59	23	61
Administrative and Support Service Activities	83	4	36	155	4
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	0	6	0	8	9
Human Health and Social Work Activities	98	78	195	51	132
Arts, Entertainment and Recreation	2	17	6	2	23
Other Service Activities	50	97	159	112	115
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
Activities of International Organizations and Representatives	0	0	0	0	0
TOTAL	5,881	5,791	7,098	6,985	5,578

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. In 2019, FDI inflows to Türkiye slowed down to U.S.$9.5 billion, decreasing by 23% annually. In 2020, FDI inflows to Türkiye contracted further by 19% to U.S.$7.7 billion due to the pandemic. In 2021, in line with the global trends, annual FDI inflows recovered sharply by 68% after back to back contraction in 2019 and 2020 and reached U.S.$12.9 billion. In 2022 FDI inflows remained steady at U.S.$13.7 billion. In 2023, FDI inflows decreased down to U.S.$10.6 billion. FDI inflows to Türkiye from EU member states continue to maintain a dominant share of all FDI inflows to the country. The share of FDI inflows to Türkiye from EU countries was 47% in 2023, while Europe as a whole accounted for 56% with notable contributions from the Netherlands and Germany. Asian countries were also remained as an important investor region with 20% share in total inflows in 2023.

The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 38

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)	2019	2020	2021	2022	2023
EUROPE	3,617	3,760	4,244	5,789	3,880
Austria	75	57	94	187	36
France	158	168	127	177	358
Germany	467	287	479	972	687
Greece	3	4	0	0	1
Italy	94	977	40	259	59
Luxembourg	135	425	368	243	83
Netherlands	1,169	598	749	788	1,134
Spain	215	87	58	1,559	130
United Kingdom	874	472	1,392	401	324
Other EU Countries	135	406	410	465	486
EFTA Countries	264	277	523	704	207
OTHER EUROPEAN COUNTRIES	28	2	4	34	375
AFRICA	31	18	2	1	9
AMERICA	441	816	1,235	328	282
NORTH AMERICA	346	815	1,221	316	270
USA	340	812	1,180	316	255
Canada	6	3	41	0	15
CENTRAL AMERICA	95	1	14	12	12
SOUTH AMERICA	0	0	0	0	0
ASIA	1,789	1,197	1,617	859	1,406
NEAR AND MIDDLE EAST COUNTRIES	1,328	754	791	447	1,055
OTHER ASIAN COUNTRIES	461	443	826	412	351
AUSTRALIA	3	0	0	8	0
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	5,881	5,791	7,098	6,985	5,578

FUTURE DIRECTIONS

In order to attract more FDI, streamline investment related procedures and reduce red tape, Türkiye built its own structure based on a comprehensive reform program which was launched in 2001. The reform program included setting up the Coordination Council for the Improvement of the Investment Environment (“YOIKK”), which is a key structure where private sector through NGOs make contributions to the ongoing reform agenda of Türkiye.

YOIKK aims to rationalize the regulations on investments in Türkiye, develop policies by determining the necessary amendments that will enhance the competitiveness of the investment environment, generate solutions to the administrative barriers encountered by the domestic and international investors in all phases of the investment process including the operating period. YOIKK’s structure was revised and the new structure was published in the Official Gazette on March 14, 2019. According to this new structure, the presidency of YOIKK was set to be carried out by the Deputy President in order to improve political ownership of the reform process.

With its ad-hoc working groups on various investment climate related topics, YOIKK continues working on annual action items comprised of flexible and sustainable policy options based on comprehensive consultations and feedback from its private sector stakeholders. As of 2023, YOIKK Platform has an action plan based on four different themes: climate change and green transformation, digital transformation, employment, and global competitiveness. The agenda setting process is a dynamic one that takes place throughout the year; YOIKK members, both public and private sector representatives, can raise new issues and formulate them into actionable policy recommendation themes. In 2023’s fourth quarter, a comprehensive study was carried out by YOIKK members to formulate a new action plan for 2024, with action items targeting the reduction of the current account deficit, facilitation of exports, access to finance and creation of employment opportunities.

Investment incentives, which are designed and implemented by the Ministry of Industry and Technology, are based on the provisions of Presidential Decrees and implementing communiqués. Türkiye’s current Investment Incentive Program became effective by the Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value-added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investment clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements. Investments are supported through four different incentive schemes designed within the scope of the Incentive Program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and one or more of the following applicable schemes: regional investment incentive scheme, priority investment incentive scheme, strategic investment incentive scheme, and general investment incentive scheme. In order to strengthen the regional investment incentive scheme, the Attraction Centers Program was entered into force by Law No: 2018/11201 on January 25, 2018. The main goal of the Program is to support manufacturing investments along with call center and data center investments which are carried out in Organized Industry Zones, located in relatively less developed regions of the country.

Additionally, the Project Based Incentive Scheme was enacted by Law No. 6745, published on the Official Gazette dated September 7th, 2016. The related Decree No: 2016/9495 was published on November 26th, 2016. The Decree aims to determine the procedures and principles of supporting investments which can meet the current and future needs of the Republic, ensure supply security, reduce external supply dependency, provide technological transformation and projects possessing high R&D intensity/high added value, on a project basis and in line with the targets envisaged in Development Plans and Annual Programs. In the appraisal process, applications for certain investment areas designated within the context and purpose of system, with a minimum fixed investment amount of TL 1 billion (TL 50 million for Technology Focused Industry Movement projects), will be collected through invitations or announcements issued by the Ministry of Industry and Technology. Projects deemed appropriate by the Ministry of Industry and Technology will be submitted to the Presidency by the Ministry of Industry and Technology in order to identify applicable support measures and their rates, durations and amounts, the anticipated investment period, the rights and obligations of the investors and the responsibilities of the other supporting government institutions. A Presidential Decision (Support Decision) will be issued for each Project that is selected to be supported. In order for investments to benefit from the support elements, an incentive certificate will be issued by the Ministry of Industry and Technology pursuant to the promulgation of Support Decision.

According to the 3218 Free Zones Law Interim Article 3/2/c, the transactions and documents related to the activities carried out in these zones are exempted from stamp duties and fees.

Two new provisions were enacted under Interim Article 3 of Law Number 3218 (Law Number 6772 Article 7 Official Gazette Number 29989 and dated February 24, 2017). Until the end of the taxation year, including the date Türkiye becomes a full member of the European Union:

(a) The earnings of manufacturer taxpayers generated through the sales of the goods they produce in the free zones, and the earnings of service companies in free zones generated through maintenance, repair, assembly, disassembly, handling, sorting, packaging, labelling, testing, storage services given completely to persons not residing in Türkiye and to those whose office, legal or business center is located abroad, provided that the goods subject to these services shall not enter Türkiye in any way after being sent to a foreign country from free zones, are exempted from the income or corporate taxes, as applicable. This exemption has no effect on the deduction carried out within the scope of sub-clause (b) of sub-paragraph 6 under the first paragraph of Article 94 of the Income Tax Law No. 193 dated December 31, 1960 and Articles 15 and 30 of the Corporate Tax Law No. 5520.

(b) The income tax calculated after the minimum livelihood discount is applied to the wages of personnel employed by the taxpayers that export at least 85% of the FOB value of the products manufactured in these zones to other countries shall be foregone by deducting the tax that is accrued on the final tax return. The Presidential Cabinet has the authority to reduce this rate to 50% and to increase it to its statutory level. The Presidential Cabinet may enforce this authority by differentiating or grading it according to the region, sector, or field of activity of strategic, large-scale, or priority investments, and of any investment that has been selected to be supported on a project-based scheme due to its subject, sector or quality. Taxes which had not been collected when due from the taxpayers whose annual sales to other countries remains below this rate shall be collected along with delinquency fees without penalties.

A new provision enacted under Additional Article 4 of Law No. 3218 (Law No. 7341, Article 7, Official Gazette No. 31651 and dated November 6, 2021) provides that, upon effectiveness of the provision, “for the free zones that are to be operational for the first time pursuant to the interim article 2, the earnings of the free zone operator companies obtained from the activities related to the free zone operations, excluding the earnings obtained from companies that engaged solely in purchasing-selling or warehouse operating activities, are exempted from income or corporate tax for a period not more than 30 years and limited by the period of the first operating license given by the Ministry of Trade. This exemption does not cover the gains obtained exclusively from users holding purchasing-selling or warehouse operation licenses, and tax deductions to be made pursuant to the Income Tax Law No. 193 dated 31/12/1960 and the Corporate Tax Law No. 5520 dated 13/6/2006. The Ministry of Treasury and Finance is authorized to determine the procedures and principles regarding the implementation of this article.”

FINANCIAL ACCOUNT

In 2019, capital outflows recorded U.S.$5.3 billion. Net foreign direct investment was U.S.$6.5 billion. The portfolio investments registered U.S.$2.8 billion outflow. Regarding the sub-items, while banks realized net repayments of U.S.$0.9 billion, general government and other sectors issued bonds amounting to U.S.$3.6 billion and U.S.$0.5 billion, respectively. The banking sector and other sectors were net repayers of U.S.$8.1 billion and U.S.$3.3 billion, respectively in long-term loans. The official reserve assets increased by U.S.$6.3 billion, and the reserves of the banking sector increased by U.S.$5.8 billion. The net errors and omissions item showed an outflow of U.S.$9.7 billion.

In 2020, net foreign direct investment recorded U.S.$4.4 billion inflow, while portfolio investment registered U.S.$9.6 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$6.4 billion and U.S.$4.3 billion observed respectively in non-residents’ holdings of domestic government bonds and equity securities, in contrast to net purchases of U.S.$4.6 billion observed in government’s eurobond issuances. For the long-term loans, banks and other sectors were both net repayers of U.S.$5.0 billion and U.S.$4.4 billion, respectively. For the short-term loans, banks and other sectors borrowed U.S.$3.2 billion and U.S.$0.1 billion, respectively, on net basis. The official reserve assets recorded net outflow of U.S.$31.9 billion, and the reserves of the banks decreased by U.S.$1.7 billion. Consequently, the net errors and omissions item recorded U.S.$8.1 billion outflow.

In 2021, under foreign direct investment, residents’ external assets registered an increase of U.S.$6.5 billion, while the corresponding liabilities increased by U.S.$12.9 billion, resulting in a net inflow of U.S.$6.4 billion on net basis. Portfolio investment registered a net inflow of U.S.$0.8 billion, stemming from the increase in non-residents’ liabilities by U.S.$3.0 billion, in contrast to residents’ purchases of U.S.$2.3 billion in external assets. With respect to other investment, the banking sector was a net repayer of U.S.$2.3 billion and U.S.$1.5 billion for short- and long-term loans, respectively. On the other hand, other sectors borrowed U.S.$6.7 billion on net basis, almost all in long-term loans. The official reserve assets of the CBRT and the foreign currency reserves of domestic banks yielded an increase of U.S.$23.3 billion and U.S.$2.4 billion, respectively.

In 2022, net foreign direct investment recorded U.S.$8.7 billion inflow, while portfolio investment registered U.S.$13.7 billion outflow. Under portfolio investment, the decline in external liabilities was mainly due to decreases of U.S.$5.1 billion and U.S.$4.0 billion observed respectively in non-residents’ holdings of debt securities and equity securities, in contrast to net purchases of U.S.$5.0 billion observed in government’s eurobond issuances. With respect to other investment, non-residents’ currency and deposit holdings within the CBRT and other domestic banks increased by U.S.$7.3 billion and U.S.$22.1 billion, respectively, on net basis. For the long-term loans, banks were net repayers of U.S.$5.6 billion, while other sectors borrowed U.S.$7.6 billion. For the short-term loans, banks were repayers of U.S. $0.2 billion whereas other sectors borrowed U.S.$0.3 billion, respectively, on net basis. The official reserve assets recorded a net increase of U.S.$12.3 billion, and the reserves of the banks showed a net decrease of U.S.$4.8 billion. Consequently, the net errors and omissions item recorded U.S.$22.9 billion inflow.

In 2023, with the increasing need for financing the current account deficit, net capital inflows recorded U.S.$54.5 billion. Of this figure, the inflows in net direct investment and portfolio were U.S.$4.6 billion and U.S.$8.3 billion, respectively. On the liability side of portfolio investment, banks’ and governments’ Eurobond issuances were U.S.$3.2 billion and U.S.$4.9 billion, respectively. The inflows in net other investment were U.S.$39.5 billion, of which the increases in non-residents’ currency and deposit holdings within the CBRT and other domestic banks by U.S.$13.5 billion and U.S.$14.1 billion had the greatest share. On loans, the banks’ and other sectors were net borrowers with U.S.$7.6 billion and U.S.$1.3 billion, respectively. The official reserves decreased by U.S.$2.0 billion and the net errors and omissions item recorded U.S.$9.3 billion outflow.

INTERNATIONAL RESERVES

Total international reserves which originated from foreign currency reserves of the CBRT and commercial banks were U.S.$ 144.9 billion in 2019. In 2020, total international reserves decreased to U.S.$128.0 billion. In 2021, total international reserves increased by U.S.$28.7 billion to U.S.$156.7 billion. In 2022, total international reserves continued to increase reaching U.S.$166.4 billion. In 2023, total international reserves held its strong upward trend, increasing by almost U.S.$14.3 billion to U.S.$180.7 billion, mainly due to an increase in the CBRT’s foreign exchange and gold reserves. Diversification of reserve sources and policy steps taken contributed significantly to the international reserves recent uptrend.

On May 25, 2018, considering the developments in the market and high volatility in exchange rates, it was decided that the repayments of rediscount credits for exports and FX earning services that were extended before May 25, 2018, which would be due by July 31, 2018, could be made in Turkish Lira at an exchange rate of 4.20 for U.S. Dollars, 4.90 for Euros, and 5.60 for GBP, provided that they were paid at maturity. In case the exchange rate on the date of credit extension is higher than these rates, the prevailing exchange rate on the date of credit extension would be applicable in credit repayment. Rediscount credits added U.S.$14.9 billion to the CBRT’s international reserves in 2018.

During the course of 2019, several technical adjustments in export rediscount credits were made, but the limits, extension and repayment procedures remained unchanged. In 2019, export rediscount credits added U.S.$22.7 billion to the CBRT’s international reserves.

In March 2020, in order to contain possible adverse effects of the global uncertainty caused by the COVID-19 pandemic, the CBRT introduced the following measures regarding rediscount credits to mitigate the likely adverse impacts of recent global economic uncertainties and adversities in international trade on real sector firms:

•

The maturities for repayments of rediscount credits, which would be due from March 18, 2020 to June 30, 2020, could be extended by up to 90 days. As a result, U.S.$3.9 billion worth of rediscount credit repayments were postponed for up to 3 months.

•

An additional 12 months export commitment fulfillment time was offered for the rediscount credits whose export commitment had not been fulfilled yet and for the rediscount credits to be used from March 18, 2020 to June 30, 2020.

•

Effective from March 20, 2020, the maximum maturities for rediscount credits were extended to 240 days from 120 days for short-term credit utilization, and to 720 days for longer-term credit utilization.

To facilitate goods and services exporting firms’ access to finance and support sustainability of employment, Turkish Lira-denominated rediscount credits for export and foreign exchange earning services with a maximum maturity of 360 days were temporarily extended. The total limit for Turkish Lira rediscount credits was initially TL 60 billion and later, in June 2020, revised to TL 40 billion. The interest rate for these credits would initially be 150 basis points lower than the one-week repo rate, i.e., the CBRT’s policy rate. Starting from October 2021, rediscount credit procedures have been amended in order to reduce FX risk of firms and to prioritize SMEs. Interest rate of the Turkish Lira credits with a 360 days maturity was set to the CBRT policy rate.

The following table presents the level of international reserves at the end of the years indicated:

Table 39

International Reserves (in billions of U.S. Dollars)

Years	CBRT Foreign Exchange Reserves (A)	Gold (B)	CBRT Total Reserves (C=A+B)	Banks Correspondence Accounts and Foreign Banknotes (D)	Total International Reserves (E=C+D)
2019	78.61	27.09	105.70	39.16	144.86
2020	50.04	43.55	93.59	34.43	128.02
2021	72.69	38.49	111.18	45.51	156.69
2022	82.89	45.85	128.74	37.68	166.41
2023	92.72	48.16	140.88	39.78	180.66

Source: CBRT

Bilateral Currency Swap Agreements

On November 25, 2019, to facilitate bilateral trade in their respective local currencies and to support the financial stability of the two countries, a swap amendment agreement was signed on August 17, 2018 between the CBRT and the Qatar Central Bank (the “QCB”). The overall limit under the swap facility has been increased to U.S.$5 billion equivalent of Turkish Lira and Qatari riyal. On May 20, 2020, the swap agreement was amended. With the swap amendment agreement, the overall limit has been increased from U.S.$.5 billion equivalent of Turkish Lira and Qatari Riyal to U.S.$15 billion equivalent of Turkish Lira and Qatari riyal.

On June 15, 2021, the bilateral currency swap agreement, which was signed on May 30, 2019 between the CBRT and People’s Bank of China has been increased by TL 35.1 billion and 23 billion Chinese Yuan, reaching a total of TL 46 billion and 35 billion Chinese yuan.

On August 12, 2021, the CBRT and the Bank of Korea entered into a Turkish Lira-Korean Won bilateral swap agreement, up to TL 17.5 billion or KRW 2.3 trillion.

On January 19, 2022, the CBRT and the Central Bank of the United Arab Emirates announced the establishment of a bilateral currency swap agreement between the TL and the UAE Dirham. The nominal size of this swap agreement is mutually TL 64 billion and AED 18 billion.

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the CBRT (No. 1715) was enacted on June 11, 1930. The CBRT was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new CBRT Law No. 1211 was enacted. The goal of the new CBRT Law was to redefine the authorities and responsibilities of the CBRT and to enrich the monetary policy tools of the CBRT so as to enable the CBRT to play a more active and efficient role in the economy.

The CBRT has the exclusive right to issue bank notes in Türkiye. As the sole regulator of the volume and circulation of the national currency, the CBRT controls the monetary supply through open market operations and by setting reserve requirements. The CBRT’s open market operations desk maintains a portfolio of Government securities and conducts repurchases, reverse repurchases, direct sales and direct purchases. The CBRT also regulates liquidity through the CBRT Interbank Money Market and Borsa Istanbul Repo and Reverse Repo Market. In addition, the CBRT uses Turkish Lira deposit buying auctions to sterilize the excess liquidity, whenever needed. The CBRT manages the official gold and foreign exchange reserves. The CBRT holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish government in meeting its FX- denominated domestic and foreign debt obligations, maintaining FX liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The CBRT’s foreign currency reserves consist primarily of U.S. Dollar and euro-denominated deposits and marketable securities issued by foreign governments, supra-nationals and institutions, which have an explicit government guaranty. Besides the foreign exchange market, the CBRT oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits.

The CBRT performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability, support growth and employment policies of the government provided that it shall not conflict with the objective of maintaining price stability and advising the government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the CBRT Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate, which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the CBRT.

On January 31, 2004, the Law on the Currency Unit of Türkiye (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as “New Turkish Lira” or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the new Turkish Lira is: 1,000,000 TL=1 YTL. The sub-unit of the new Turkish Lira is “New Kurus” or YKr; 1 YTL is equal to 100 YKr. Turkish Lira and new Turkish Lira banknotes and coins have been in physical circulation since January 2005, and on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation.

The primary objective of the CBRT is to achieve and maintain price stability. The CBRT formulates monetary policy to bring inflation to the target gradually in a manner to create a foundation for sustainable price stability. The CBRT will also continue to work to safeguard financial stability, which is a supporting factor for price stability. The end-year inflation targets are set jointly with the government and announced through the publication of “Monetary Policy” documents at the end of each year. The target variable is year-end inflation rates calculated by the annual percentage change of the CPI. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. An “Open Letter” is submitted to the government if inflation falls outside the uncertainty band at the end of the year. The implementation of the floating exchange rate regime continues, and exchange rates are determined by supply and demand factors balancing under healthy free market conditions. For effective monetary policy and financial stability, the CBRT aims to strengthen its international reserves.

In 2023, the inflation target was kept at 5% as per the agreement reached with the government, and the uncertainty band around the inflation target was kept at 2 percentage points in both directions, as in previous years. The CBRT initiated a strong monetary tightening process in the second half of 2023 in order to establish disinflation as soon as possible, to anchor inflation expectations, and to contain the deterioration in pricing behavior. In the same period, the CBRT introduced comprehensive simplification measures within the framework of micro- and macroprudential policies with the aim of improving the functioning of the market mechanism and strengthening macro financial stability along with the monetary tightening. In addition, the monetary tightening was supported by selective credit and quantitative tightening measures.

MONETARY POLICY AND INFLATION

In 2019, the CBRT made monetary policy decisions taking into account the indicators for the underlying trend of inflation and determined the extent of monetary tightness in a way to ensure the continuation of the disinflation process. In the first half of 2019, the CBRT kept the one-week repo rate constant at 24% and introduced a series of decisions regarding liquidity management. The decline in the cumulative exchange rate effects and the mild course of domestic demand led to a marked improvement in inflation dynamics. In the second half of the year, considering the improvement in the inflation outlook, the CBRT reduced the policy rate to 12% via successive rate cuts in July, September, October, and December. To ensure effective functioning of markets and the transmission mechanism in the face of volatility and unhealthy price formation in financial markets, the CBRT expanded its set of instruments. The CBRT also effectively used macroprudential tools such as reserve requirements for financial stability purposes.

The CBRT continued to deliver policy rate cuts during March-May of 2020 in order to limit the economic and financial impact of the pandemic. In addition, the CBRT implemented a comprehensive set of measures within the framework of liquidity management. Moreover, the CBRT lowered foreign currency reserve requirement ratios for banks meeting specific credit conditions. Assessing that the supply-side constraints, which emerged shortly after the adoption of COVID-19 measures, would gradually disappear and disinflationary effects would become more pronounced in the second half of the year, the CBRT kept its policy rate constant in June and July. However, assessing that uncertainties regarding the course of domestic and external demand conditions remained significant due to the progress of the pandemic, the CBRT decided to keep the policy rate unchanged and continued to maintain liquidity measures in August. Coordinated tightening steps had been taken in pandemic-related policies starting from early August. In September, the CBRT assessed that the tightening steps taken since August should be strengthened in order to contain inflation expectations and limit the risks to the inflation outlook, and accordingly the policy rate was raised by 200 basis points. In November, in order to eliminate risks to the inflation outlook, to contain inflation expectations and rapidly restore the disinflation process, the CBRT hiked its policy rate from 10.25% to 15% and decided to provide all short-term funding through its main policy instrument, the one-week repo auction rate, within a simple operational framework.

In 2021, the CBRT kept the policy rate constant at 17% in January and February. The CBRT also shared its assessment that the decelerating impact of the strong monetary tightening in 2020 on credit and domestic demand was expected to become more significant; hence the effects of demand and cost factors on inflation were envisaged to wane gradually. In March 2021, considering the upside risks to inflation expectations, pricing behavior and the medium-term inflation outlook, the CBRT decided to implement a front-loaded monetary tightening and increased the policy rate from 17% to 19%. In the second quarter of 2021, the CBRT communicated that the monetary stance would continue to be determined at a degree of tightness that would restore the disinflation process as soon as possible and ensure the attainment of the medium-term targets. Accordingly, taking into account the outlook of inflation and inflation expectations, the CBRT kept the policy rate constant at 19% during April-August period.

Steep increases in external factors such as global commodity prices, especially with respect to energy and food prices, supply constraints caused by ongoing disruptions in the global supply chain, and exchange rate developments became the main determinants of the increase in inflation. The CBRT evaluated the analyses to decompose the impact of demand factors that the monetary policy can affect, core inflation developments and supply shocks. In addition to considering the effectiveness of the macroprudential policies that curbed personal loan growth, the CBRT observed that the existing tightness in the monetary stance had started to have a higher-than-envisaged contractionary effect on commercial loans. Therefore, the CBRT reduced the policy rate by a total of 500 basis points in the September-December 2021 period to 14%. In December 2021, the CBRT decided to complete the use of the room implied by transitory effects of supply-side factors and other factors beyond monetary policy’s control on price increases. The monetary policy stance was set by taking into account the evaluations on the source and permanence of risks, along with the extent to which they can be contained by monetary policy, with a focus on bringing inflation down permanently in a cautious manner.

In January and February 2022, the CBRT’s official statements indicated that the increase in inflation was driven by exchange rate-indexed pricing behavior due to unhealthy price formations in the foreign exchange market, supply side factors such as the rise in global food and agricultural commodity prices as well as supply constraints, and demand developments. Accordingly, stating that it expected disinflation process to start on the back of measures taken for sustainable price and financial stability along with the decline in inflation owing to the base effect, the CBRT decided to keep the policy rate unchanged at 14%. Besides, to create a foundation for sustainable price stability, it announced that a comprehensive review of the policy framework was being conducted that prioritizes Turkish Lira in all its policy tools.

In March and April 2022, the CBRT noted that the increase in inflation in the recent period had been driven by rising energy costs resulting from geopolitical developments, temporary effects of pricing formations that were not supported by economic fundamentals, supply-side factors such as the rise in global energy, food and agricultural commodity prices as well as supply constraints, and demand developments. Accordingly, it kept the policy rate constant at 14%. Additionally, the CBRT underlined that to create an institutional basis for sustainable price stability, the comprehensive review of the policy framework was continuing with the aim of encouraging permanent and strengthened liraization in all its policy tools.

In August and September 2022, noting that the leading indicators for the third quarter pointed to a continued loss of momentum in economic activity due to the decreasing foreign demand, the CBRT said it was important that financial conditions remained supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as escalating geopolitical risks. Accordingly, the policy rate was reduced by 100 basis points each in both months to 12%.

The CBRT pointed to a further increase in uncertainties regarding global growth and geopolitical risks in October and November 2022, and said it was critical that financial conditions remained supportive to preserve the growth momentum in industrial production and the positive trend in employment. Accordingly, the policy rate was cut to 9% by way of 150 basis point cuts in each of these months. Additionally, considering the increasing risks regarding global demand, the CBRT evaluated in November 2022 that the current policy rate was adequate and decided to end the rate-cut cycle that started in August.

In December 2022, the CBRT did not change the policy rate and underlined that to create an institutional basis for sustainable price stability, the comprehensive review of the policy framework would continue. The CBRT also added that the credit, collateral and liquidity policy actions, of which the review process was finalized, would continue to be implemented to strengthen the effectiveness of the monetary policy transmission mechanism.

In January 2023, the CBRT did not change the policy rate and kept it at 9%. At its February meeting, the CBRT noted the uncertainty of the indicators related to economic activity after the earthquakes, and stated that in addition to direct effects, the earthquakes would have indirect effects through reconstruction activities and supportive policies, which would have various sectoral and regional effects that would change over time. The CBRT also stated that the impact of the earthquakes on production, consumption, employment and expectations were being extensively evaluated. Assessing that it became even more important to keep financial conditions supportive to preserve the growth momentum in industrial production and the positive trend in employment after the earthquakes, the CBRT cut the policy rate by 50 basis points in February. During March – May period, the CBRT, evaluating that the current monetary policy stance was adequate to support the necessary post-earthquakes recovery by maintaining price stability and financial stability, kept the policy rate unchanged at 8.5%.

In view of the inflation outlook and upside risks, the CBRT assessed that the current monetary policy framework should be made more effective to bring inflation down to the medium-term target of 5%. Therefore, in June, the CBRT made a significant change in the policy stance considering the need to create the monetary and financial conditions to ensure a decline in the underlying trend of inflation and to achieve the medium-term target of 5%. The CBRT underlined the importance of achieving price stability in terms of macroeconomic stability and financial stability, in particular. It was decided to further strengthen the monetary tightening in a timely and gradual manner until a significant improvement in the inflation outlook was achieved, the CBRT raised the policy rate from 8.5% to 15% at the June meeting and to 17.5% at the July meeting. In addition, selective credit and quantitative tightening measures were implemented to support the monetary tightening.

In August, the CBRT stated that the rise in the underlying trend of inflation continued. The strong course of domestic demand, cost pressures stemming from wages and exchange rates, stickiness of services inflation and tax regulations were the main drivers. Moreover, inflation further increased due to the additional deterioration in pricing behavior caused by the concurrence of these developments within a short period of time. Subsequently, the CBRT informed the public, in a timely manner, that inflation would climb in the short term, and at the end of the year, it would hover close to the upper bound of the forecast range provided in the Inflation Report-2023-III. The CBRT continued to tighten monetary policy in order to anchor inflation expectations, to control the deterioration in the pricing behavior and to achieve disinflation in 2024 as envisaged. Accordingly, the policy rate was raised from 17.5% to 25% in August, to 30% in September and to 35% in October.

The CBRT raised the policy rate from 35% to 40% in November, noting that inflationary pressures were alive due to the strong course of domestic demand, the stickiness in services prices and geopolitical risks. In November, the CBRT also provided forward guidance that it would slow down the pace of rate hikes in the coming months. In line with the forward guidance, the CBRT slowed down the pace of monetary tightening in December by raising the policy rate to 42.5%.

Monetary tightening was accompanied by quantitative tightening and selective credit policies as a complement to interest rate hikes. Concurrently with the monetary tightening, the CBRT simplified the macroprudential framework so as to enhance the functionality of market mechanisms and strengthen macro financial stability. In this context, the CBRT decided to implement a gradual simplification policy to ensure a smooth transition. Moreover, at the beginning of the simplification process, the CBRT communicated that the pace and sequence of the transformation in the simplification process would depend on impact analyses. Accordingly, impact analyses were conducted for all components of this framework from a holistic perspective, including their impacts on inflation, interest rates, exchange rates, reserves, expectations, securities and financial stability.

Reserve Requirements

The CBRT actively utilizes reserve requirements to improve the effectiveness of the monetary transmission mechanism and to support financial stability.

In May 2019, the upper limit for the facility under the Reserve Option Mechanism (“ROM”) was lowered from 40% to 30% in order to improve effectiveness of the monetary transmission mechanism. In July 2019, with an amendment to the CBRT Law No. 1211, not only banks’ liabilities, but also their on- and off-balance sheet items deemed appropriate could be subjected to reserve requirements. In this framework, in August, the CBRT decided to use reserve requirements more flexibly and effectively as a macroprudential tool to support financial stability. Accordingly, the reserve requirement ratios for Turkish Lira liabilities and the remuneration rates for Turkish Lira-denominated required reserves have been linked to the annual growth rates of the total of banks’ Turkish Lira-denominated standardized cash loans and cash loans under close monitoring, excluding foreign currency-indexed loans and loans extended to banks. In June 2019, TL and FX reserve requirement ratios for financing companies were set to 0%. TL required reserve ratios were decreased two times throughout 2019 (the latter one was related to the credit growth scheme) and the TL weighted average reserve requirement ratio decreased from 7.4% to 3.6%. FX required reserve ratios were increased five times throughout 2019 and the FX weighted average reserve requirement ratio increased from 11.2% to 16%.

In 2020, the CBRT continued to use required reserves in an effective and flexible way to support its main policy instrument of short-term interest rates. Within the scope of the ROM, the upper limit of the facility of holding standard gold was decreased from 30% to 20% and the upper limit of the facility of holding standard gold converted from wrought or scrap gold collected from residents was increased from 10% to 15% of Turkish Lira reserve requirements. In November 2020, the CBRT decided to repeal the reserve requirement practice that links the reserve requirement ratios and remuneration rates to real loan growth rates, and to apply the same reserve requirement ratios and remuneration rates to all banks. The TL weighted average required reserve ratio increased from 3.6% to 5.7% while FX weighted average required reserve ratio increased from 16% to 17.2%. Additionally, to support Turkish Lira deposits, a commission rate regarding required reserves for FX deposit accounts was introduced.

In 2021, steps were taken regarding reserve requirements in order to improve effectiveness of the monetary transmission mechanism. Turkish Lira reserve requirement ratios were increased by 200 basis points and TL weighted average reserve requirement ratio increased from 5.7% to 7.7%. The upper limit of the facility for holding FX for TL reserve requirements was gradually decreased and this FX facility was terminated by the maintenance period of October 1, 2021. The upper limit of the facility for holding standard gold for TL reserve requirements was also decreased from 20% to 10% in 2021. Throughout 2021, the CBRT took a number of steps to increase the share of Turkish Lira on banks’ balance sheets. FX required reserve ratios were increased three times throughout 2021 and FX weighted average reserve requirement ratio increased from 17.2% to 21.8%. Additionally, incentive schemes (KKM accounts), including exemptions from TL required reserves, were introduced.

In April 2022, the asset side of balance sheets has been subject to reserve requirements in order to strengthen the macroprudential policy toolkit (prior to this change only the liability side of balance sheets had been subject to reserve requirements). In this context, selected TL-denominated commercial cash loans provided by banks and financing companies were made subject to reserve requirements. FX deposit/participation fund reserve requirement ratios were differentiated according to the conversion rate of real person’s FX accounts to TL accounts, and additional reserve requirements were implemented based on this conversion rate. This implementation was terminated as of December 23, 2022. The reserve requirement ratios of financing companies, which had been 0%, were set at the same level as banks, and their liabilities to domestic banks have been included in the scope of reserve requirements. In June 2022, the reserve requirement ratio for Turkish Lira-denominated commercial cash loans, which was announced as 10% in April 2022, was increased to 20%. In December 2022, the facilities of maintaining gold for Turkish Lira reserve requirements were terminated effective as of June 23, 2023.

Since the second half of 2023, the CBRT took comprehensive steps to simplify RRR and securities maintenance practices as part of micro and macroprudential policies to increase the functionality of market mechanisms and strengthen the monetary transmission mechanism in line with the monetary tightening policy. These steps included termination of the additional RRR according to TL deposit share and 20% RRR for TL-denominated cash loans extended by financing companies (reintroduced for banks in March 2024). Within the scope of the RR practice, steps were taken to prioritize long-term TL deposits and to increase the RR liabilities on KKM and FX deposits. Within this framework, RRR for KKM accounts, which were 0%, was increased initially to 15% then differentiated depending on maturity (Currently the RR ratios for KKM accounts 33% for maturities less than 6 months and 22% for longer maturities). Regarding foreign currency RRR rates, the RRR rate of current deposits and time deposits up to 1 month were increased for FX in August. To sterilize excess TL liquidity, for foreign currency deposit accounts (excluding deposits in foreign banks and precious metal deposit accounts) an additional 4% RRR maintained in TL was introduced in November 2023 and this rate was increased to 8% in January 2024. As of the calculation date of December 22, 2023, the average weighted TRY and FX reserve requirement ratios were 12.4% and 22.8% (excluding RRR to be maintained in TL), respectively.

In 2023, to mitigate the negative effects of the earthquake that occurred in Turkey on February 6, 2023 and to contribute to the recovery, it was decided to exempt the loans extended to the earthquake zone from the RRR and securities regulations until end of 2024.

Security Maintenance

In June 2022, the CBRT decided that banks commence maintaining Turkish Lira long-term fixed-rate securities for foreign currency deposits/participation funds in addition to reserve requirements. Security maintenance ratio for banks’ foreign currency deposits/participation funds was determined as 3%. Also, according to their conversions to Turkish Lira deposit/ participation accounts, banks have to maintain additional TL long-term fixed-rate securities for FX deposits/participation funds. In August 2022, the CBRT decided to replace the reserve requirement practice applied at a ratio of 20% for selected TL-denominated commercial cash loans with maintenance of securities at 30% for banks to enhance efficiency. Additionally, the CBRT introduced two other practices of maintenance of securities based on loan growth rate and annual compound interest rate of loans extended. Excluded loan types are also subject to securities maintenance in case they are not extended against expenditure. In October 2022, the securities maintenance ratio for banks’ foreign currency deposits/participation funds was revised to 5%, and it was decided that by the beginning of 2023 securities would be maintained based on the targets of the Turkish Lira deposits share, instead of the conversion rate. After 2022, other financial institutions have also been included in the scope of the securities maintenance.

Beginning from the second half of 2023, the securities maintenance framework was gradually simplified and terminated completely on May 9, 2024.

Targeted Loan Programs

In August 2020, the maximum maturity for FX rediscount credits was lowered back to 360 days from 720 days. The interest rate for TL rediscount credits was changed to the CBRT’s policy rate and these credits started to be extended only to SMEs.

In December 2020, maximum maturity for FX rediscount credits was lowered to 240 days from 360 days, whereas credits utilized for the exports of high-tech industrial products, the exports to new markets and foreign exchange earning services were allowed a maximum maturity of 360 days. On December 31, 2020, TL rediscount credit program was terminated.

In 2020, rediscount credits’ contribution to the CBRT’s international reserves amounted to U.S.$23.1 billion.

In 2021, rediscount credits have been restructured so as to ensure that credit amounts are channeled into payment of costs linked with exports operations, thus transforming them into targeted loans. Accordingly, on October 1, 2021, following conditions have been introduced:

Some exceptions notwithstanding, credits will be extended to net exporters whose exports surpasses imports by at least 10% in the last three fiscal years or the last fiscal year.

Credits can only be used for payments of specified expenditures in Turkish Liras.

Firms can obtain TL rediscount credits.

Borrowing firms that pledge to sell their FX export proceeds to the CBRT besides credit repayments have been offered some benefits regarding loan maturities and loan costs.

Further arrangements to simplify procedures have been introduced on October 27, 2021.

In 2022, credit user firms were appointed to surrender at least 70 percent of their export revenues throughout the Turkish Lira rediscount credit loan term to the CBRT. The requirement was reduced to 30 percent in 2023. Meanwhile, the credit loan interest calculations were reorganized in 2023 to protect credit users from rising interest rates.

In 2022, a total of U.S.$20.92 billion worth of rediscount credits were extended, of which U.S.$8.2 billion was in FX and U.S.$12.7 billion was in TL. The contribution of rediscount credit repayments to reserves was U.S.$17.62 billion in total. Additionally, the contribution made to CBRT reserves through the additional FX export proceeds sales amounted to U.S.$4.5 billion.

Another targeted loan program, called “Advanced Loans Against Investment Commitment”, was introduced in June 2020. The initial aim of the program was to support highly efficient investments that reduce imports and boost exports, lower external dependency, reduce the current account deficit and support sustainable growth. The advance loan program’s total loan limit has been increased to TL 150 billion in 2022. Credits are extended through commercial banks to firms that hold Investment Incentive Certificates.

In 2022, advance loan borrowings and installment payments amounted to TL 26.7 billion and TL 275 million, respectively.

On November 23, 2023, the credit program was dismissed and reformed.

The new “Advanced Loans Against Investment Commitment” loan program is aimed to finance investment growth of at least 1 billion Turkish Liras if the equity capital will be used at a minimum of 20 percent of the total investment amount. The program is carried out with the cooperation of the Ministry of Industry and Technologies. The Ministry of Industry and Technologies evaluates the investments and provides a certain technology/strategy score for each such investment. Investments qualify for a loan only if such technology/strategy score is above 70 out of 100. Loan rates are also determined based on the technology/strategy score of each investment, the financial solidity of the firm seeking such investment and the foreign financial sources of such investment. Firms that have received a credit rating of A and above by credit rating agencies are considered financially solid. Credits are extended through commercial banks to firms.

New programs limits are announced as 300 billion Turkish Liras for 3 years in total, as 100 billion Turkish Liras for each year.

Table 40

Selected CBRT Balance Sheet Data (in millions of Turkish Lira)	2019	2020	2021	2022	2023
ASSET	646,509.2	820,158.7	1,636,372.8	3,148,980.1	6,520,597.0
Foreign Assets	638,127.7	699,465.0	1,478,087.9	2,445,956.7	4,206,687.8
Domestic Assets	58,132.2	188,639.1	211,895.9	373,886.3	1,497,468.5
Cash Operations	—	—	—	—	—
FX Revaluation Account	-49,750.8	-67,945.4	-53,611.0	329,137.2	816,440.8
IMF Emergency Assistance	—	—	—	—	—
LIABILITY	646,509.2	820,158.7	1,636,372.8	3,148,980.1	6,520,597.0
Total Foreign Liabilities	419,807.5	673,546.2	1,489,673.1	2,124,854.6	3,403,832.7
Liabilities to Non-Residents	24,700.3	41,739.4	173,950.6	315,087.7	898,152.1
Liabilities to Residents	395,107.2	631,806.8	1,315,722.4	1,809,766.9	2,505,680.6
Central Bank Money	226,701.7	146,612.5	146,699.7	1,024,125.5	3,116,764.3

Selected CBRT Balance Sheet Data (in millions of Turkish Lira)	2019	2020	2021	2022	2023
Reserve Money	203,771.0	382,288.5	620,479.5	1,045,521.9	2,261,648.5
Currency Issued	153,362.4	188,369.4	235,377.4	341,798.6	448,822.9
Deposits of Banking Sector	50,094.2	193,601.8	384,715.9	700,839.3	1,807,151.3
Extra Budgetary Funds	175.8	163.6	194.0	188.8	179.0
Deposits of Non-Banking Sector	138.6	153.6	192.2	2,695.2	5,495.3
Other Central Bank Money	22,930.6	-235,676.0	-473,779.7	-21,396.3	855,115.8
Open Market Operations	-9,929.4	-277,038.2	-563,598.5	-174,498.4	361,403.0
Deposits of Public Sector	32,860.0	41,362.2	89,818.8	153,102.1	493,712.8

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 41

(in millions of Turkish Lira)	2019	2020	2021	2022	2023
M1	718,817.63	1,219,207.54	2,111,942.76	3,116,244.50	4,763,762.10
M2	2,445,447.86	3,326,512.02	5,108,132.70	8,209,273.69	13,665,141.25
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued with maturity of less than 2 years)	2,554,361.33	3,421,903.27	5,209,545.80	8,460,684.93	14,032,110.77

M1 = Currency in circulation + Demand deposits (TL, FX)

M2 = M1 + Time deposits (TL, FX)

Source: CBRT

The following table presents the discount rates of the CBRT for the dates indicated:

Table 42

Discount Rates

Year	Discount Rates
2019	12.75%
2020	15.75%
2021	14.75%
2022	9.75%
2023	43.25%

Source: CBRT

BANKING SYSTEM

The Turkish Banking System (TBS) is currently regulated and supervised by the Banking Regulation and Supervision Agency (the “BRSA”), which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (BRSB), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411). The Banking Law was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983).

The Savings Deposit Insurance Fund (SDIF) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the above-mentioned Banking Law.

The Turkish financial system is dominated by the banking sector, which represents about 82.6 percent of total financial sector assets. As of the end of 2023, 62 banks were operating in Türkiye, including 19 investment and development banks, 9 participation (Islamic) banks, and 34 commercial deposit banks, of which 3 were state banks, 9 were private banks, 21 were foreign banks and 1 was Saving Deposit Insurance Fund (SDIF) bank. The asset share of local private banks and foreign banks stood at 29.5% and 25%, respectively, as of 2023 year-end. The aforementioned shares were 29.6% and 24.9% at the end of previous year. During that period, the asset share of state banks remained at 45.5%. As of year-end 2023, the total assets to GDP ratio for the TBS was at 89.6%.

Major forbearance measure, that is still in effect, is the foreign exchange rate fixation in the calculation of risk weighting assets (CAR fixation measure), which was taken during the Covid 19 pandemic period, due to the conditions of the Turkish economy and financial system. However, BRSA has continuously reviewed the exchange rates used in CAR calculation, in order not to cause any dramatic fluctuations in CAR while lifting these temporary measures. In this context, in December 2023, the exchange rate used in CAR calculation was updated so that the banks can use the fixed exchange rate dated June 26, 2023, instead of using the fixed exchange rate dated December 30, 2022, to be implemented as of January 1, 2024.

In February, 2023, in order to decrease residential mortgages, BRSA has differentiated and tightened loan-to-value ratios based on the energy performance, value and type of house (i.e., whether it is new or second-hand).

By the end of 2022 CBRT policy rate was 9%, and was decreased to 8.5% as of February 2023. Since the beginning of second half of 2023, CBRT gradually increased policy rates. By the end of 2023, the policy rate was increased to 42.5%. Following monetary tightening as well as the supportive measures of selective credit and quantitative tightening, in the second quarter of 2023, loan growth began to be rebalanced. In response to the simplification steps taken in macroprudential policies, commercial loans have shown steady growth, and the commercial loan composition has been improving on the back of the increase in the share of export and investment loans. The banking sector, which has a resilient balance sheet structure, has managed the interest rate risk successfully during the monetary tightening process. The sector maintains a strong outlook in asset quality and conducts liability management in line with the interest rate hikes. Capital adequacy ratios hover above regulatory thresholds, and banks maintain liquidity buffers above adequate levels. The decline in the country risk premium results in an improvement in external financing conditions of banks and an increase in rollover ratios.

The volume of loans reached 11.7 trillion TL, which constitutes 49.6% of total assets as of December 2023. The increase in total loans stemmed from both TL-denominated commercial loans and consumer loans. FX adjusted annual loan growth was realized at 34.8% as of December 2023. The retail segment posted a growth rate of 74.4%, and the commercial segment displayed a growth rate of 24.8% in FX-adjusted terms, annually. For the corporate sector, the growth rate for FX loans was -4.8% (in FX terms) whereas for TRY loans it was 45.3% as of December 2023.

NPL ratio has been decreasing and currently has receded to its historically low level of 1.6% as of December 2023. This is related to the relatively low level of non-performing inflows but also related to the accerelated loan growth in low lending rates in an inflationary environment. Recently, with the increasing interest rates and macroprudential measures, loan growth has started to slow down. Relatively higher level of interest rates may put pressure on repayment capacities for new loans, especially for SME and retail loans. With a moderate level of economic activity and GDP performance, it can be expected to see slight increases in NPL levels in the following periods. Stage 2 loan ratios decreased from 8.7% to 7.8% from December 2022 to December 2023 as well. Besides, the provisioning level of banking sector is very high; 23.1% for stage 2 category provisioning and 82% for stage 3 as of December 2023. The probable risks arising from the asset quality issues will be at manageable levels thanks to the banking sector’s current strong capital, provision levels, profitability and balance sheet structure.

The capital structure of the banking sector remained strong. As of December 2023, the capital adequacy ratio (CAR) was 19.1%, 710 bps higher than the 12% target ratio. Moreover, Core Tier 1 ratio was 15.3%, and Common Equity Tier 1 ratio was 16.6%, both well above applicable regulatory thresholds.

The resilience of the banking sector against liquidity shocks continues. The current liquidity coverage ratios (LCR) of the sector calculated for total and FX are far above the legal limits. As of December 29, 2023, the FX LCR of the sector was 309.05% while the total LCR level was 193.4%. While global economic developments as well as escalating geopolitical risks have led to a rise in foreign financing costs, the sector’s ability to access foreign funding remains high. Furthermore, banks have sufficient FX liquidity buffers against possible shocks in global liquidity developments. Banks’ liquid asset portfolio, which includes eurobonds, cash, accounts at foreign banks and net currency swaps position (by replacing FX deposits), is enough to cover all their FX-denominated external debts due in six months and due in one year.

The main funding source is deposits (63.1% of total liabilities), which reached 14.9 trillion TL. As of December 2023, FX deposit constituted 40.1% of total deposits. FX protected deposits reached their highest point at the end of August 2023. Following the announcement that exchange rate protected TL-originated deposit accounts would not be renewed at maturity, the amount of exchange rate protected deposits decreased gradually. Compared to the same period of the previous year, the share of TL deposits increased from 53.9% to 59.9% in December 2023. Also, wholesale funding trends in the Turkish Banking Sector are closely monitored by the BRSA. Even in the most difficult times, Turkish banks have generally maintained a rollover ratio exceeding 80% in syndications. The sector’s rollover ratio of the syndications was realized as 83% on average in 2023.

The banking sector preserves its high profitability, which helps to build enough capital buffers. As of December 2023, the net profit of the Turkish Banking Sector increased by 43.8% (188.9 billion TRY) annually and reached 620.5 billion TRY. As of December 2023, the return on assets (ROA) was 3.3% and the return on equity (ROE) was 42.7% for the banking sector. While banking sector profitability decreased in the first half 2023, it increased slightly as of the third quarter. The downward trend in the banking sector’s profitability was halted thanks to the rebound in net interest margin during the third quarter of 2023. In the aftermath of simplification steps taken in macroprudential regulations, net interest margin has improved and it is observed that the downward trend in return on equity and asset has reversed. Increasing funding costs along with the increase in deposit interest rates in the first half of 2023 reduced the net interest margin. It is clear that the increases in the policy interest rate since June have a clear impact on loan interest rates and also have a positive impact on the interest margin because caps for loan interest rates increased and were gradually removed.

Moreover, the TBS has strong ties and integration with the international financial system, allowing commercial banks to engage in banking and other financial services. The major commercial banks, three of which are state-owned, are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange transactions and to borrow and lend in foreign currency.

Main indicators demonstrate that the TBS has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards and best banking practices, risk-based supervision, liquidity (LCR) and CAR with their high levels implying strong liquidity and capital buffers and BRSA approval for profit distribution.

Main figures and indicators of the TBS are given below.

Table 43

Main Figures of Banking Sector* (in billions U.S. Dollars)	2019	2020	2021	2022	2023
Total Assets	758	826.5	697.7	767.9	802.1
Loans	448.4	484.1	370.9	405.8	397.7
Securities Portfolio	111.6	138.4	111.7	126.9	135.2
Deposits	433.6	467.8	401.6	474.4	506.1
Own Funds	83	81.1	54.1	75.2	73.4

*	Includes the data of participation banks.

Source: BRSA

Table 44

Main Indicators of Turkish Banking Sector

(%)	2019-12	2020-12	2021-12	2022-12	2023-12
1 NPL RATIO*	5.4	4.1	3.2	2.1	1.6
2 CAPITAL ADEQUACY RATIO	18.4	18.7	18.4	19.4	19.1
3 LOAN TO DEPOSIT RATIO*	101.3	100.6	88.0	82.4	75.2
4 RETURN ON ASSETS	1.2	1.1	1.3	3.7	3.3
5 RETURN ON EQUITY	11.5	11.4	15.5	49.9	42.7
6 NET INTEREST MARGIN	3.9	3.9	3.8	6.5	3.8
7 TOTAL ASSETS / GDP	104.9	121.0	127.8	95.6	89.6
8 LEVERAGE RATIO	8.8	8.0	6.6	7.9	6.8

*	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

Table 45

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2019-12	2020-12	2021-12	2022-12	2023-12	2019-12	2020-12	2021-12	2022-12	2023-12	2019-12	2020-12	2021-12	2022-12	2023-12	2019-12	2020-12	2021-12	2022-12	2023-12
Commercial Banks	86.9	86.4	84.7	85.9	85.3	86.9	86.4	85.5	86.0	85.6	91.6	90.7	89.4	89.9	89.8	86.4	86.5	85.8	87.2	86.1
-State Owned	36.8	39.4	37	38.7	38.8	34.0	38	35.6	37.7	37.3	35.9	40.6	37.8	40.8	42.4	27.6	30.5	27	28.4	29.3
-Private	29.3	27.2	27.6	27.1	26.3	31.1	28.4	29.3	28.3	28.2	33.0	29.5	30.2	28.7	27.7	34.6	33	35	36.7	33.6
-Foreign	20.8	19.8	20.1	20.1	20.2	21.8	20	20.6	20	20.1	22.7	20.6	21.4	20.4	19.7	24.2	23	23.83	22.1	23.2
Participation Banks	5.1	6.2	6.8	7.6	7.8	6.3	7.2	7.8	8.3	8.7	8.4	9.3	10.5	10.1	10.2	4.4	4.6	5.1	6	6.7
Inv.& Dev. Banks	7.9	7.4	8.4	6.4	6.9	6.7	6.4	6.7	5.7	5.7	0	0	0	0	0	9.1	8.8	9	6.8	7.2
SDIF	0.1	0	0.1	0.1	0	0.1	0	0	0	0	0	0	0.1	0	0	0.1	0.1	0.1	0	0

TOTAL	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100	100

Source: BRSA

State-owned Banks

The non-performing loan volume of the three deposit-taking state-owned banks was U.S.$2.6 billion as of December 2022. The provision set aside for these non-performing loans was U.S.$2.3 billion in 2022. The non-performing loan ratio of these banks decreased from 2.4% in 2020 to 1.6% in 2022. The shareholders’ equity of these banks was U.S.$21.4 billion in 2022.

Main indicators demonstrate that the TBS has strong fundamentals with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards and best banking practices, risk-based supervision, liquidity (LCR) and CAR with their high levels implying strong liquidity and capital buffers and BRSA approval for profit distribution.

SDIF Banks

SDIF has taken over 26 private banks since 1994. Of these 26 banks, banking operating licenses of 6 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to SDIF along with the shareholders rights except dividends. SDIF banks were subject to an intensive financial and operational restructuring process following their takeover. SDIF continues to carry out liquidation, resolution and recovery processes for the banks transferred to SDIF along with shareholders rights except dividends, and the banks with revoked operating licenses and bankruptcy orders.

As of December 31, 2023, the total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.993 billion for 26 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Ministry of Treasury and Finance (former Undersecretariat of Treasury) and the (CBRT), and U.S.$4.2 billion from private sector resources (i.e., from SDIF’s own resources). A considerable portion of SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.92 billion was repaid to the Ministry of Treasury and Finance and the CBRT as of December 31, 2023 and SDIF will continue to repay the remaining amount.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables, SDIF made significant progress in the collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$23.71 billion as of December 31, 2023.

Of this amount, U.S.$146.59 million was collected in 2023, with U.S.$14.26 million collected from non-performing receivables, U.S.$36.30 million collected from subsidiaries, real estate and movables, U.S.$33.82 million collected from Banks under the management of SDIF, U.S.$49.65 million collected from other miscellaneous collection transactions. In addition, U.S.$12.56 million financial income was obtained in 2023.

Collection of Non-Performing Receivables

As a part of the resolution of banks transferred to SDIF, a total of 208 thousand files of receivables worth TL 8.83 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2023. The net amount of collections (after deducting refunds, payments, et cetera from collections and adding collections in kind made from debtors) from non-performing loans of SDIF in 2023 totaled U.S.$3.80 million and the total cumulative net amount reached U.S.$9.37 billion as of December 31, 2023.

Receivables from Bank Majority Shareholders

SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (“FRAs”) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making payments as required by the protocols, SDIF is entitled to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders

Total amounts expected to be collected from bank majority shareholders in resolution/liquidation processes can vary due to a number of factors, such as existing protocol and repayment agreements, ongoing lawsuits and legal proceedings against bank majority shareholders, and additional liabilities of such bank majority shareholders. SDIF’s recoveries from bank majority shareholders as of December 31, 2023 are explained below:

Çukurova Group: A total of U.S.$1.33 million was collected from the Çukurova Group in 2023 and the total sum of collections from the Çukurova Group amounted to U.S.$2,478.48 million as of December 31, 2023.Two additional protocols were signed with Cukurova Group on August 29, 2023 and December 22, 2023, respectively.

Balkaner Group-Yurtbank: The legal follow up process and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the Bank’s resources, are still in progress. In 2023, a total of U.S.$12.41 thousand was collected from Balkaner Group and related third party borrowers, and the total sum of collections from the Balkaner Group reached U.S.$334.01 million as of December 31, 2023.

Uzan Group-İmar Bank: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389, abolished and amended by Law No. 5354, SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the İmar Bankası reached U.S.$7.62 billion as of December 31, 2023. Of this amount, a total of U.S.$6.57 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$29.06 million in collection tracked in apportioned accounts will be shared in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. In 2023, a total of U.S.$236.56 thousand was collected from Uzan Group and the total amount of net collections amounted to U.S.$ 1.023 billion as of December 31, 2023.

Erol Aksoy Group-İktisat Bankası: In 2023, U.S.$160.24 thousand was collected from the group and the total amount of collections reached U.S.$265.10 million as of December 31, 2023.

Demirel Group-Egebank: In 2023, U.S.$196.05 thousand was collected from Demirel Group and the total amount of collections reached U.S.$201.57 million as of December 31, 2023.

EGS Group-EGS Bank: In 2023, a total of U.S.$682.15 thousand was collected from the group, U.S.$567.65 thousand of which was from the Güçbirliği Group, and as of December 31, 2023, the total collection amount (including a total of U.S.$2.78 million from the Güçbirliği Group) reached U.S.$120.70 million.

Bank Asya: Pursuant to SDIF Board’s Resolution No. 2015/134 dated May 29, 2015, the shareholder rights excluding dividends and the management and control of Bank Asya were transferred to SDIF. In 2016, Bank Asyawas put up for sale but the sale process was terminated because no bid was submitted. Bank Asya’s operating license was revoked upon the request of SDIF pursuant to the BRSA’s Resolution No. 6947 dated July 22, 2016, and liquidation procedures began. SDIF concluded efforts to identify insured participation funds at Bank Asya, and began the payout process for the insured participation funds in the amount of TL 974,402,305.79 (which is equal to U.S.$282.5 million), via Vakif Katilim Bank on December 3, 2016.

In accordance with SDIF Board’s Resolution No. 397 dated December 22, 2016, SDIF instituted bankruptcy proceedings against Bank Asya and consequently filed a lawsuit for the direct bankruptcy of Bank Asya at the 1st Commercial Court of First Instance in Istanbul (“Court”). On November 16, 2017, the Court accepted the bankruptcy of Bank Asya. As of December 31, 2017, the bankruptcy estate has been formed and the liquidation of Bank Asya has begun.

In 2018, the SDIF recovered all of the reimbursed insured participation funds (which is TL 677.4 million) from the Bankruptcy Estate. The liquidation of the bank is ongoing.

Litigation

Several claimants have filed claims against the Republic of Türkiye and SDIF, ranging from U.S.$20 million to U.S.$68 billion before the International Center for the Settlement of Investment Disputes (“ICSID”) the United Nations Commission on International Trade Arbitration Rules (“UNCITRAL”) and before the Paris Civil Court alleging either the Republic of Türkiye or SDIF impaired their investments and/or companies by illegal actions. There are also execution proceedings of local court awards against the shareholders of the banks that have been taken over by SDIF in certain jurisdictions including but not limited to the USA, Greece, Luxembourg and France.

SDIF initiated legal proceedings to recover and collect the arbitration costs resulting from the case award of Saba Fakes v Republic of Türkiye under file no. ICSID/ARB/07/20. Although the case is closed, the recovery process for the costs awarded in favor of Republic of Türkiye is still ongoing as of December 31, 2023. The recovery amount is around U.S.$1.6 million.

Due to its trusteeship authority, SDIF has been appointed to pursue four international arbitration cases before ICSID and UNCITRAL that are initiated against the Republic of Türkiye. The cases are pursued with cooperation of the Legal Affairs Department of the Presidency of the Republic of Türkiye.

İpek Investment, a UK-based company that alleges that it owns 100% of shares of Koza-İpek Holding A.Ş., initiated an arbitration case before ICSID under file no ARB/18/18 against the Republic of Türkiye claiming that the Republic of Türkiye allegedly breached the Investment Treaty between the Republic of Türkiye and Great Britain on May 29, 2018. The total compensation claim of the Applicant was around U.S.$5-6 billion. Türkiye was represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The Tribunal awarded in favor of the Republic of Türkiye on December 2022, on grounds that the Tribunal has no jurisdiction for Claimant’s case.

Cascade Investments NV, a Belgium-based company that alleges it owns 99.94% of shares of Cihan Medya Dağıtım A.Ş., initiated an arbitration case before ICSID under file no ARB/18/4 against the Republic of Türkiye claiming that Türkiye allegedly breached the Investment Treaty between the Republic of Türkiye and Belgium-Luxemburg Economic Cooperation on February 28, 2018. The total compensation claim of the Applicant was around 120,000,000 Euro. Türkiye was represented by King & Spalding, a UK-based law firm, and Lexist, a law firm based in the Republic of Türkiye. The tribunal dismissed the claims of the Claimant on 20 September 2020.

Waleed Y J H Aljarallah, a Kuwait citizen who alleges that he owns 4% of shares of Aydinli Hazir Giyim Sanayi ve Ticaret A.Ş., initiated an arbitration case before UNCITRAL under PCS Case No 2020-04 against the Republic of Türkiye claiming that Türkiye breached the Investment Treaty between the Republic of Türkiye and Kuwait. The applicant claimed full undistributed profit share as of 2017 as well as compensation and reinstatement of his membership to the Board of Directors (BoD) for an amount up around to U.S.$22 million plus costs and interest. Türkiye was represented by Offit-Kurman, a U.S. based law firm. The Tribunal dismissed the claims of the Claimant on October 18, 2023.

Akfel Commodities Pte. Ltd. (Akfel Singapur), a company incorporated in Singapore, and ISystems Global B.V. (I-Systems Global), a company incorporated in Holland, have initiated an arbitration case before ICSID under Case No ARB/20/36 against Republic of Türkiye claiming that Türkiye has breached the Investment Treaty between Republic of Türkiye and Singapore as well as the Investment Treaty between Republic of Türkiye and Holland. The applicants claim full compensation of their damages related to the alleged breach up around to U.S.$1.2 billion. The proceedings are ongoing.There are also cases which have been filed against the Republic before the European Court of Human Rights.These cases, which are related to various banks which have been taken over by SDIF, are generally handled by the Ministry of Justice. For the cases that are handled by other Ministries, SDIF only supports these Ministries by providing documents and other evidence.

Trusteeship Operations

In accordance with the article 19 and the article 20 of the Law No. 6758, published in the duplicate Official Gazette No. 29898 dated November 24, 2016, SDIF has been assigned as trustee of companies placed or to be placed under the control of trustees due to their affiliation, cohesion, or connection to the FETÖ/PDY terrorist organization pursuant to the article 133 of the Code of Criminal Procedures.

As of December 31, 2023, SDIF has been assigned as trustee of (or has been assigned the powers of the trustees of) 684 businesses (with an estimated TL 146.5 billion in total assets and 27,561 employees). SDIF has also been assigned as trustee for assets of 105 individuals and trustee for 82 companies, of which SDIF controls less than 50% of the outstanding shares.

Regulatory and Supervisory Framework

The BRSA is responsible for the regulation and supervision of the establishment and operating permissions of:

•	Banks, foreign bank representatives, financial holding companies and asset management companies pursuant to the Banking Law No. 5411;

•	Factoring, financial leasing, financing and saving financing companies pursuant to the Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361;

•

Organizations and entities which establish a card system, issue cards and enter into merchant agreements, as well as merchants and card holders pursuant to the Law on Bank Cards and Credit Cards No. 5464.

Furthermore, BRSA authorizes independent audit, rating and valuation companies that provide service to banks or financial holding companies.

According to Banking Law No. 5411, in order to ensure confidence and stability in financial markets, sound operation of the credit system, development of the financial sector and protection of the rights and interests of depositors, the responsibilities of BRSA include:

•

To regulate, enforce and ensure the enforcement thereof, and to monitor and supervise the establishment and implementation of certain activities, management and organizational structure, and the merger, disintegration, change of shares and liquidation of banks, financial holding companies along with other institutions under supervision of the BRSA (such as asset management companies and leasing, factoring, financing and saving financing companies) without prejudice to the provisions of other laws and related legislation;

•

To become members of international financial, economic and professional organizations in which domestic and foreign equivalent agencies participate, and to sign memoranda of understanding with the authorized bodies of foreign countries regarding the issues that fall under the BRSA’s duty field; and

•	To fulfill other duties assigned by the Banking Law.

The main sub-regulations of the Banking Law concern capital adequacy, own funds, liquidity, risk management, large exposures and lending limits, provisioning, digital banks and banking as a service model, corporate governance, accounting and information systems, independent audit, valuation, rating and outsourcing.

As the Prudential Regulatory Authority of banking sector in Türkiye, BRSA has a risk focused, dynamic supervision methodology. BRSA monitors banks off-site, individually and sector wide, through its extensive database consisting of daily, weekly, monthly and quarterly call reports. BRSA also carries out regular on-site examinations through annual supervision plans approved by the Chairman of the Agency. On-site supervision frequency of banks is determined by two inputs: the sector share of bank’s total risk weighted exposure amount and bank’s most recent composite score that reflects the financial soundness and general risk level. BRSA periodically reviews and revises its supervisory framework in order to further increase its compliance with international standards and best practices. Within the context of its revision efforts, in 2022 BRSA has renounced CAMELS approach and adopted SREP as supervisory framework, which is largely based on EBA’s “Guidelines on common procedures and methodologies for the supervisory review and evaluation process (SREP) and supervisory testing under Directive 2013/36/EU”. Generally, BRSA each year conducts on-site examinations in 20-25 banks, which compose 85-90% of the total banking sector in terms of total assets. Within the scope of regular on-site examinations, BRSA teams assess banks’ internal governance and control structure, business model, capital and liquidity adequacy, inherent risks that banks are exposed to and the quality of the management of those risks.

BRSA also conducts on-site and off-site supervision of non-bank financial institutions with a risk focused approach.

The Law No. 6361 was amended by Law No. 7292 on March 4, 2021 and its name was changed to “Financial Leasing, Factoring, Financing and Savings Financing Companies Law”. The amended law authorized the BRSA to supervise and oversee the saving financing companies. In this context, the supervision of 35 saving financing companies that applied for BRSA oversight was completed in 2021. 21 of these companies were not found to have sufficient adaptation plans and as a result, the BRSA decided to liquidate them compulsorily. An additional 6 companies were directed to voluntary liquidation, and the BRSA decided to continue the adaptation processes of 6 companies which were formed as a result of the merger of some of the remaining 8 companies. As a result of these processes, the 6 saving financing companies were authorized by BRSA as of April 28, 2022.

The main sub-regulations of the Law No. 6361 concern establishment and operating principles, accounting practices and financial statements, management and audit of information systems of financial leasing, factoring, financing and saving financing companies, as well as principles and procedures relating to their contracts.

The Law on Bank Cards and Credit Cards No. 5464 and the Regulation on Bank Cards and Credit Cards set forth procedures and principles regarding the issuance, use, rules surrounding the licensing and operation of card system organizations and card issuing organizations, rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, minimum payment amounts and the ratio for a particular credit card debt associated with the holder’s card limit.

The Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493, the Regulation on Payment and Securities Settlement Systems, Payment Services and Electronic Money Institutions and the Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions, set forth the rules surrounding licensing and operation of payment institutions and electronic money institutions and the procedures and principles regarding the issuance of electronic money and payment services. With the amendment published on Official Gazette No. 30956 of November 22,

2019, of the Law BRSA’s authorization and obligations related to this Law transferred to the Central Bank of the Republic of Türkiye (CBRT) on January 1, 2020. Thus, the CBRT is the competent authority to grant a license to payment and electronic money institutions and to supervise them as of January 1, 2020)

In order to meet new needs arising due to the development in the Republic’s banking sector and to comply with international best practices, amendments were made to the Banking Law No.5411, the Law on Bank Cards and Credit Cards No. 5464, and the law entitled Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361 as of February 25, 2020. The changes made are aimed at ensuring compliance with changes in international standards and principles. Furthermore, major changes introduced with the amendments of the abovementioned laws are: strengthening the institutional structures of factoring companies; enforcement of the ban on access to unauthorized banking activities; widening the scope of risk group exposures; further improvement in participation, development and investment banking activities; enforcement of higher administrative fines to address violations or to ensure deterrence in banking sector; the introduction administrative fines against manipulation and misleading activities in financial markets; to preparation of recovery plans by systemically important banks; authorization of the BRSB to enact a prohibition on the transfer of any customer and bank confidential data abroad, as well as making amendments aimed at eliminating concerns surrounding the issue of whether the provisions of the Personal Data Protection Law will be applied to the processing and transfer of customer secrets data.

Through its regulation activities, BRSA aims to align the banking sector’s prudential regulations with international standards and best practices, mainly the EU Directives, Basel Standards and International Accounting Standards. The risk-based supervision activities of BRSA are conducted in order to ensure that the provisions of the Banking Law and other laws are properly adopted by supervised institutions, to assess the financial soundness of these institutions and to evaluate the effectiveness and sufficiency of the structures developed for monitoring and managing risks that may arise from the usage of IT systems in banking activities.

The Regulatory Consistency Assessment Program (RCAP) was conducted between September 2015 and March 2016 and all underlying components of the risk-based capital framework and liquidity coverage ratio framework were assessed as compliant.

Moreover, the European Banking Authority (EBA) provided its opinion to the European Commission in December of 2015, that the supervisory and regulatory framework applicable to credit institutions as documented in domestic laws and regulations in Türkiye can be regarded as equivalent to those applied in the European Union. As requested by the Commission, the EBA published on January 11, 2017, this Opinion after the Commission’s approval and the publication of the related Decision on Equivalence.

Regulations currently in act are listed in the Annex below.

ANNEX - Regulations in Act

A. Laws

1.	Banking Law No. 5411

2.	Law on Bank Cards and Credit Cards No. 5464

3.	Financial Leasing, Factoring, Financing and Saving Financing Companies Law No. 6361

B. Main Regulations regarding Banking Law

B.1. Regulations

•	Regulation on Determination of Service Level and Quality of Bank Call Centres

•	Regulation on Recovery Plans to Be Prepared by Systematically Important Banks

•	Regulation on Sharing Confidential Information

•	Regulation on Indirect Shareholding and Transactions Subject to Permission of Banks

•	Regulation on Accessibility of Banking Services

•	Regulation on Principles Regarding Authorization and Activities of Rating Agencies

•	Regulation on the Corporate Governance Principles of Banks

•	Regulation on Financial Holding Companies

•	Regulation Governing the Principles of Incorporation and Operations of Asset Management Companies and Transactions Related to the Acquisition of Receivables

•	Regulation on the Donations and Aids to be made by Banks and Institutions Subject to Consolidated Supervision

•	Regulation on Procurement on Support Services by Banks

•	Regulation on the Principles Regarding the Authorization and Activities of Valuation Firms

•	Regulation on Merger, Acquisition, Division and Changes in Shares of Banks

•	Regulation on the Procedures and Principles for Sales and Purchase of Precious Metal by Banks

•	Regulation on Voluntary Liquidation of Banks

•	Regulation on the Principles and Procedures Concerning the Preparation of and Publishing Annual Report by Banks

•	Regulation on Independent Audit of Banks

•	Regulation on Procedures and Principles Regarding Notification , Oath and Declaration of Property, of Individuals to be Appointed to Top Management of Banks, and Keeping of Decision Books by Banks

•	Regulation on the Procedures and Principles for Accounting Practices and Retention of Documents by Banks

•	Regulation on the Principles and Procedures for Accepting, Withdrawal of Deposits and Participation Funds As Well As the Prescribed Deposits, Participation Funds Custody and Receivables

•	Regulation on Loan Operations of Banks

•	Regulations on Measurement and Evaluation of Liquidity Adequacy of Banks

•	Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book by Standard Shock Method

•	Regulation on Calculation and Application of Foreign Exchange Net General Position /Own Funds Standard Ratio by Banks on Consolidated and Non-Consolidated Basis

•	Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside

•	Regulations on Measurement and Assessment of Leverage Levels of Banks

•	Regulation on Capital Conservation and Counter Cyclical Capital Buffers

•	Regulation on Systemically Important Banks

•	Regulation on Internal Systems and Internal Capital Adequacy Assessment Process of Banks

•	Regulations on Principles Relating to Repo and Reverse Repo Transactions of Banks

•	Regulation on Own Funds of Banks

•	Regulation on Calculation of Liquidity Coverage Ratio of Banks

•	Regulation on Measurement and Assessment of Capital Adequacy of Banks

•	Regulation on Restructuring of Debts to Financial Sector

•	Regulation on Manipulation and Misleading Transactions in Financial Markets

•	Regulation on Uniform Chart of Account

•	Regulation on the Operating Principles of Digital Banks and Banking as a Service Model

•	Regulation on Principles and Procedures Regarding Supervision to be Conducted by Banking Regulation and Supervision Agency

•	Regulation on Determination of Group of Connected Clients and Loan Limits

•	Regulation on Calculation of the Net Stable Funding Ratio of Banks

B.2. Regulations on Information Systems and Banking Processes

•	Regulation on Remote Identification Methods to be Used by Banks and the Establishment of Contractual Relation in Electronic Environment

•	Regulation on Information Systems and Electronic Banking Services of Banks

•	Communiqué on Independent Audit of Information Systems and Business Processes

•	Communiqué on Information Systems Management and Audit of Information Exchange Institutions and Risk Center

•	Communiqué on the Report on Information Systems and Business Processes Independent Audit

•	Circular on Independent Audit Tracking System (BADES)

•	Circular on Penetration Tests for Information Systems

B.3. Communiqué

•	The Communiqué on the Principles and Procedures for the Administrative Fines to be Imposed on Reportings Made Within the Scope of Banking Data Transfer System

•	Communiqué on Principles and Procedures Concerning the Activities of Representative Offices in Türkiye

•	Communiqué on Preparation of Consolidated Financial Statements of Banks

•	Communiqué on Financial Statements to be Disclosed to the Public by Banks, and Explanations and Footnotes Thereof

•	Communiqué on Disclosures About Risk Management to be Announced to Public by Banks

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

B.4. Communiqué and Guidelines Regarding Capital Adequacy

•	Communiqué on Structural Position

•	Communiqué on the Calculation of Capital Requirement for Market Risk of Options, Using Standardized Approach

•	Communiqué on the Calculation of Market Risk by Risk Measurement Models and Assessment of Risk Measurement Model

•	Communiqué on the Calculation of Risk Weighted Exposures Related to Securitisation

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Operational Risk by Advanced Measurement Approach

•	Communiqué on Calculation of the Risk Weighted Exposure Amount for Credit Risk by Internal-rating Based Approaches

•	Communiqué on Credit Risk Mitigation Techniques

•	Guideline for Assessment, Validation, and Corporate Governance of Internal Rating Based Approaches and Advanced Measurement Approach

•	Guideline for Application Processes for Internal Rating Approaches and Advanced Measurement Approach

•	Communiqué on The Capital Instruments That Will Be Included in Own Funds of Banks

B.5. Communiqués Regarding Interest-Free Banking

•	Communiqué on Compliance with the Principles and Standards of Interest-Free Banking

•	Communiqué on the Procedures and Principles on Informing the Customers and Public in terms of Interest-Free Banking Principles and Standards

B.6 Guidelines

•	Guideline on Interest Rate Risk Management

•	Guideline on Market Risk Management

•	Guideline on Country Risk Management

•	Guideline for Liquidity Risk Management

•	Guideline on Best Compensation Practices of Banks

•	Guideline for Reputation Risk Management

•	Guideline on ICAAP Report

•	Guideline on Counterparty Credit Risk Management

•	Guideline on Credit Management of Banks

•	Guideline on Operational Risk Management

•	Guideline on The Management Of Concentration Risk

•	Guideline on Stress Testing to be Used by Banks in Capital and Liquidity Planning

•	Guideline on Fair Value Measurement

•	Guideline on Calculating Expected Credit Allowances in accordance with TFRS 9

•	Guidelines on Credit Granting and Monitoring

•	Non-performing Exposures Workout Guidelines

•	Guideline on the Assessment Criteria Considered in the Supervisory Review Process

•	Guideline on Recovery Plans to Be Prepared By Banks

C. Regulations Regarding Financial Leasing, Factoring, Financing and Saving Financing Companies Law

•

Regulation on Remote Identification Methods to be Used by Financial Leasing, Factoring, Financing and Saving Financing Companies and Establishment of Contractual Relationship in the Electronic Environment

•	Regulation on Procedures and Principles to Be Applied in Factoring Transactions

•	Regulation Governing the Accounting Practices and Financial Statements of Financial Leasing, Factoring, Financing and Saving Financing Companies

•	Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies

•	Regulation on Establishment and Operation Principles of Saving Financing Companies

•	Regulation on Uniform Chart of Account

•	Communiqué on Management and Audit of Information Systems of Financial Leasing, Factoring and Financing Companies

D. Regulations on Bank Cards and Credit Cards Law

•	Regulation on Bank Cards and Credit Cards

•	Credit Card Installment Limits and Prohibitions

E. Regulations for Protection of Financial Consumers

•	Financial Consumer Protection Action Plan Background Document Prime Ministry Circular on Financial Access, Financial Education and Financial Consumer Protection Strategy and Action Plans

CAPITAL MARKETS

Capital Markets Law No. 6362 (“CML”) dated December 30, 2012 and published in the Official Gazette numbered 28513 includes several rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties. Secondary regulations within the scope of the CML are compatible with the EU Directives and constitute the legal infrastructure.

Exchanges and Trading Platforms

The CML stipulates the operations and structure of stock exchanges. Under the CML, stock exchanges may be established as a joint stock corporation subject to private law, and Borsa İstanbul A.Ş. (Borsa İstanbul) is incorporated accordingly. The CML has ensured a professional and competitive environment for Turkish stock markets with respect to market operators and tradable instruments.

As of December 2023, 692 publicly-held companies were subject to the CML, of which 576 were traded on Borsa İstanbul. There were 240 corporations traded on the BIST Stars (former National Market), 220 corporations on the BIST Main Market (former Second National Market), 47 corporations on the Sub-Market (including the previous Emerging Companies Market) 13 corporations on the Watch List Market, and 19 corporations on the Pre-Market Trading Platform.

The following table sets forth IPOs in the last 5 years:

Table 46 - IPOs in 2019-2023

Year	Number of IPOs realized	Funds Raised (in millions of U.S. Dollars)
2019	7	44.3
2020	8	151.2
2021	52	1,315.6
2022	44	1,249.6
2023	54	1,756.6
TOTAL	165	4,517.3

Source: Capital Markets Board

Issuers

According to the CML, when securities are offered to the public or admitted to trading on a regulated market, their prospectus must be approved by the CMB. The Communiqué on Prospectus and Issue Document (II-5.1) came into force on June 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation. Prospectus formats in line with the EU regulations have been approved by CMB and activities conducted in collaboration with the European Securities and Markets Authority (“ESMA”) regarding harmonization of prospectus formats are complete. ESMA, with its opinion dated February 8, 2016, considered that a prospectus drawn up for share issuances according to Turkish laws and regulations can constitute a valid prospectus under the Directive 2003/71/EC for the purposes of its approval by the home competent authority of a Member State.

In order to enhance the protection of rights and interests of holders of debt securities, thereby increasing investor confidence and interest in corporate bond markets, the general assembly of debt instrument holders was introduced with an amendment to the CML enacted in February 2020. The secondary regulation with respect to the general assembly of debt instrument holders was published by the CMB in September 2020. The new regulations will enable bond holders to convene and take collective actions to protect their rights in the event of default in relation to corporate bonds. Furthermore, with the purpose of providing a swifter alternative to lending, collateralization for certain capital market instruments was introduced to the CML under the title of “Collateral Management Contract and Collateral Manager”. Accordingly, collateral assets would be transferred to a bank or qualified investment firm as trustee, and in cases where the debt cannot be repaid, the trustee would be able to sell the assets to cover receivables of creditors.

In order to facilitate public offerings, avoid concentration of all transactions in relation to public offers within a short period of time, and to enable sufficient assessment of corporations by competent authorities and by investors, the CMB Executive Board published resolutions on February 10, 2022 and June 9, 2022, providing two-week extension periods for the validity of interim financial statements that would attached to the prospectus for IPOs conducted during certain periods.

In February 2022, the guidelines on green debt instruments, sustainable debt instruments, green lease certificates and sustainable lease certificates is published by the CMB. These guidelines, which were prepared on the basis of the International Capital Markets Association (ICMA) Green Bond and other Sets of Principles, regulates green debt instruments, sustainable debt instruments and sustainable lease certificates creating green positive impact and green and social positive impact.

It has been decided to reduce ratio of 50% the Board fees to be charged in accordance with the relevant provisions of the capital market legislation for the issuance of capital market instruments within the scope of the guidelines. Similarly, Borsa Istanbul and the MKK have reduced their fees by 50% for green and sustainable debt instruments as an incentive.

In accordance with the concept of sustainability, where investors dialogue and holistic approaches are important, cooperation is made with local, foreign public and sector stakeholders in preparations for regulation, and international workshops are organized by CMB for the promotion of the green finance market on a national and international scale. In this context, “Green Bonds and Green Lease Certificate Conference” was held in Istanbul on June 30, 2022 with the cooperation of CMB, Borsa Istanbul and EBRD.

In March 2024, the CMB announced that the legal limits for the net sales revenue and total assets for the corporations operating in the renewable energy sector, petrochemical sector, defense industry sector, agriculture sector and green and digital transformation sector were reduced in the initial public offering of these corporations. Therefore, this amendment facilitates the initial public offering of the corporations that operate in these sectors.

Collective Investment Schemes

Under the structure introduced in the CML, investment funds can serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of investment funds. The current structure aims to increase competition in the investment fund sector, and to enhance investment funds’ performance. PMCs that are not affiliated with any banking conglomerates have previously lacked distribution channels to market their products. Under the CML, PMCs with good performance in both the investment fund sector and other alternative investments may access distribution channels that enable them to more effectively reach investors. Also, the CML regulates additional types of funds such as venture capital investment funds and real estate investment funds. Investment fund portfolios must be held by portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds, and calculate the net asset value of the funds.

The introduction of Türkiye Electronic Fund Distribution Platform (“TEFAS”) in 2015 has been an important development for fostering a competitive distribution structure in fund sector. TEFAS is a trading platform for funds which facilitates access by investors to funds through a single investment account. TEFAS is operated by Istanbul Settlement and Custody Bank. All individual and institutional investors holding an investment account with investment institutions authorized by the Capital Markets Board or who are clients of portfolio management companies can use TEFAS. Between January 1 and December 31, 2023, over U.S.$26.04 billion worth of fund shares were traded on TEFAS. As of July 1, 2021, the Pension Fund Trading Platform (BEFAS) became effective through which the units of pension funds are traded. This is an important development for pension fund sector as well.

Variable capital investment companies, which are a hybrid of investment funds and investment companies, are also regulated by the CML. This collective investment scheme combines the advantages of investment companies and investment funds. Principles regarding investment companies with variable capital are regulated by the provisions of Securities Investment Companies Communiqué. Investment funds, including those established by non-bank financial institutions, are differentiated based on portfolio structure.

To encourage individuals to invest in the capital markets;

•

Withholding tax is not applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 80% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul.

•	The withholding tax rate is set as 0% for both domestic and foreign legal entities.

•

0% witholding tax was applied to the sales income of investors who bought certain types of fund (except flexible, balanced, eurobond, foreign, hedge fund and funds that invest at least 80% of NAV in assets denominated in foreign currency) units between December 23, 2020 and April 30, 2024. Between April 30 and July 31, 7.5% witholding tax was applied to same type of funds, whereas, 10% witholding tax was applied to other types of funds.

•	0% tax is applied to the sales income of investors who hold private equity and real estate fund units for more than 2 years.

Also, a principal reason for the significant increase in number of investment funds (excluding foreign investment funds, ETFs, real estate investment funds and venture capital investment funds) was an amendment to Türkiye’s Corporate Tax Law in 2022 which exempted the gains derived from investment funds (excluding the ones that invest in assets denominated in foreign currencies, gold, other precious metals, and capital market instruments based on assets denominated in foreign currencies, gold or other precious metals in their portfolios). Additionally, Turkish investors showed a growing interest and propensity to invest in the capital markets. The exemption ended on July 15, 2023.

Furthermore, an amendment to the CML, enacted in February 2020, introduced project finance funds and project bonds as a new type of collective investment scheme and security designed to finance capital-intensive long term projects on areas such as infrastructure, energy, transportation, communication and health.

As of the end of 2023, the number of domestic investment funds offered to the public (excluding Foreign investment funds, ETFs, real estate investment funds and venture capital funds) equaled 1.573 and total net asset value of these investment funds was U.S.$51.516 billion. Between the years 2021-2023, the number of foreign investment funds offered to the public in Türkiye remained stable at 9 and total net asset value of the foreign investment funds has remained stable at U.S.$2million. Pension funds started to operate in October 2003. As of the end of 2023, the number of pension funds offered to the public was 376. Total portfolio value of these funds was U.S.$ 25.80 billion. According to the Communiqué on Principles of Investment Funds, an umbrella fund structure is obligatory for all types of investment funds.

As of the end of 2023, 924 hedge funds were registered, with total net asset value of U.S.$34.73 billion. As of the end of 2032, there were 20 exchange traded funds offered to the public with a total net asset value of U.S.$2.195 million. The number of ETFs were relatively stable between 2021 and 2023, as there were 15 ETFs in 2021 and 2022, and 20 in 2023.

Securities investment companies, real estate investment companies and private equity/venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax.

As of 2023, the number of listed securities investment companies was 9, listed real estate investment companies was 48 and listed venture capital investment companies was 7. The market capitalization of securities investment companies was U.S.$145 million, the total net asset value of securities investment companies was U.S.$41 million, the market value of listed private equity/venture capital investment companies was U.S.$ 538 million and the market value of real estate investment companies equaled U.S.$11 billion.

As of the end of 2023, 143 real estate investment funds and 256 private equity/venture capital investment funds have been formed. As of the end of 2023, total net asset value of issued real estate investment funds was U.S.$2.57 billion, total net asset value of issued private equity/venture capital investment funds was U.S.$4.30 billion. There was considerable growth in real estate and private equity/venture capital investment funds. There were 43 real estate investment funds with a total value of U.S.$1.13 billion in 2020, while at the end of 2023 the number of real estate investment funds had increased to 143 with a total value of U.S.$2.57 billion. This growth can be attributed to an amendment to the Turkish tax regime in 2020 which reduced withholding tax to 0% from gains derived from real estate investment funds. Rising property prices in Türkiye and the increase in the number of investors in real estate have also contributed to the increase in real estate investment funds. A similar growth pattern was also observed with respect to private equity/venture capital investment funds, the number of which increased from 93 in 2021 to 256 in 2023. During the same period the total value of these funds rose from U.S.$1.23 billion to U.S.$4.30 billion. This growth is due mostly to a favorable tax regime as well as amendments to the CMB Communiqué on Venture Capital Investment Funds published in 2020, which facilitated investments in private equity and venture capital investment funds. The amendments in the Communique were mostly in response to industry comments on practical difficulties encountered in practice, and they include issues such as the definition of venture companies and portfolio limitations. In addition to this, with the amendments to Turkish tax regime, corporations were exempted from withholding tax with respect to gains from private equity/venture capital investment funds, and individuals were also exempted from withholding tax in cases where private equity/venture capital investment fund units are held for a period longer than 2 years.

The following table sets forth statistics regarding the collective investment schemes:

Table 47—Collective Investment Schemes—2019-2023 (Leading Funds and Companies)

	Investment Funds		Pension Funds		Portfolio Management Companies		Real Estate Investment Comp.
	Number	Net Asset Value (in billions of U.S. Dollars)	Number	Portfolio Value (in billions of U.S. Dollars)	Number	AuM (in billions of U.S. Dollars)	Number	Market Value (in billions of U.S. Dollars)
2019	468	19.17	405	21.3	51	46.9	33	5.5
2020	636	17,29	408	22.94	49	48.98	33	12.77
2021	807	20.06	375	18.33	52	48.84	37	6.6
2022	1.146	36.33	374	23.43	59	83.51	39	13.1
2023	1.573	51.68	376	25.68	64	107.08	48	25,62

Source: Capital Markets Board

Table 47.a Further data on developments concerning specific fund types — 2019-2023

	Foreign Investment Funds		Exchange Traded Funds		Real Estate Investment Funds		Private Equity/ Venture Capital Investment Funds*
	Number	Portfolio Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)	Number	Net Asset Value (in millions of U.S. Dollars)
2019	10	2	4	49.17	40	1,053.95	18	267.97
2020	9	2	13	535.99	43	1,137.50	38	417.27
2021	9	2	15	569.35	76	1,113.71	93	1,224.30
2022	9	2	15	772.88	108	1,859.26	174	2,398.68
2023	9	2	20	188.31	143	1,771.81	256	4,271.15

Source: Capital Markets Board

*	These two phrases are used interchangeably.

Market Intermediaries and Infrastructure

Market infrastructures such as central counterparties, trade repositories, custody services, and Investor Compensation Center are regulated under the CML. The law also defines investment services, including the concept of ancillary services. In order to explain those new concepts in detail, several regulatory works have been concluded, including the adoption of regulations contained in Directive 2004/39/EC of the European Parliament and of the Council in order to harmonize Turkish capital markets legislation with EU legislation.

Considering the impact of the pandemic on business conduct in capital markets, with a 2020 amendment to the CML, a provision was introduced to enable intermediary institutions and portfolio management companies to conclude online contracts with new clients and use remote identification methods. Following the legal amendment, the CMB Communiqué (III-42.1) on Remote Identification Methods and Conclusion of Online Contracts by Intermediary Institutions and Portfolio Management Companies was published on 8 February 2022. The new Communiqué regulates procedures and principles in relation to remote identification methods that may be used, as well as principles on the conclusion of contracts employing digital or electronic communication devices; and remote contracts. The Communiqué has entered into force one month after its publication. It is expected to increase investor access to financial services.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been put under the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the communiqué the principles are revised to comply with the principles for other derivative instruments.

The Regulation on Central Clearing was published in July 2013 and the Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established as a legal entity. In line with the CML, the scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

The Central Registry Agency (“MKK”) is the only Trade Repository officially authorized to operate in Türkiye. Secondary regulations on trade reporting were completed in 2018. Bylaw on Foundation, Operation and Supervision Principles of Trade Repositories was published on September 19, 2018 and Communiqué on Principles Regarding Reporting to Trade Repository was published on October 27, 2018.

Banks and brokerage houses started to report their OTC and organized market derivatives data as of November 30, 2018. From January 1, 2019, other legal entity counterparties (financial institutions and real sector firms whose foreign exchange positions are supervised by Central Bank of Türkiye) also began to submit derivatives data to MKK. Currently, MKK collects derivatives data fully compatible with EMIR and provides necessary reporting to Turkish competent authorities. Also, regarding short selling transactions by intermediary institutions, the nominal and current values of net short positions on a security-by-security and a customer-by-customer basis as of the end of the day, and the contract information on a security-by-security and a customer-by-customer basis regarding the lending transactions executed in the over-the-counter markets as of the day of the transaction are reported to the Turkish competent authorities.

Dematerialization of Capital Market Instruments

The dematerialized system has been in place for equities traded on the Borsa Istanbul since 2005 for mutual fund certificates and corporate bonds since 2006, for commercial paper since 2007 and for bank bills since 2009. As of June 30, 2012, retail clients’ holdings of government bonds and bills were also dematerialized by MKK. As of 2023, the market value of those government bonds and bills held by MKK was U.S.$13.01 billion.

Licensing of Individual Market Professionals

On June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. Since 2013, licensing examinations have been organized by the SPL, the CMB and the Anadolu University. As of the end of 2023, the total number of licenses for professionals who engage in capital markets activities granted reached 116,778, as described in further detail below:

Table 48

Types of Licenses	Licenses Issued 2002-2023
Capital Market Activities Level 1	36,461
Capital Market Activities Level 2	19,004
Capital Market Activities Level 3	18,317
Derivative Instruments	13,794
Real Estate Appraiser	15,987
Credit Rating	6,194
Corporate Governance Rating	5,197
Residential Real Estate Appraiser	1,667
IT Auditor	157
TOTAL	116,778

Source: SPL

Financial Reporting and Auditing Standards

Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, Turkish Auditing Standards, as the official translation of International Standards on Auditing issued by the International Federation of Accountants (“IFAC”), that are also disclosed by Public Oversight, Accounting and Auditing Standards Authority of Türkiye, have been applied to audits of securities market companies and institutions according to Article 14 of the CML. There are 110 authorized audit firms operating in Turkish capital markets and 65 of them have an international membership.

Corporate Governance

Corporate governance principles are regulated by Article 17 of CML. In line with the authority given by the CML, the Communiqué on Corporate Governance (II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by the listed companies are determined in detail. The “Comply or explain” approach has been valid since the publication of CMB Corporate Governance Principles in 2003. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” is defined in the CML and the CMB is authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions, minority shareholders who vote against the transaction in the general assembly are granted a sell-out right. Quorums are defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings have been enabled.

An amendment to the Corporate Governance Communiqué published in October 2020 introduced the Sustainability Principles Compliance Outline, which entails the establishment of strategies, policies and objectives in relation to sustainability principles by corporations and annual disclosures of related objectives and activities, to ensure that investors are informed with respect to activities in relation to environmental and social principles through public disclosures. In June 2022, the CMB decided to make the disclosures required by the partnerships traded in the Main Market, Star Market and Sub-Market of the Stock Exchange within the scope of the Sustainability Principles Compliance Outline, using a Sustainability Report template on the Public Disclosure Platform (PDP).

Derivatives Market

According to Article 138 of the CML, organized markets are designed to operate under a single structure and under this provision the previous Turkish Derivatives Exchange has merged with Borsa Istanbul. The derivatives market established within Borsa Istanbul, the Futures and Options Market (“VIOP”), continues operations for both futures and options as well as other derivative contracts. Futures contracts comprised 99.6% and option contracts 0.4% of the total traded value in 2022. The total traded value of the Derivatives Market in 2022 was TL 7,887 billion (includes options and futures).

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 49

	2019	2020	2021	2022	2023
Outstanding Securities (in millions of TL)	961,982	1,286,936	1,595,397	2,270,688	3,703,291
Private	206,931	226,583	274,207	365,357	494,039
Public	755,052	1,060,353	1,321,189	1,905,331	3,209,251
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	2,130,111	6,594,272	7,513,262	17,706,168	32,740,325
Bonds and Bills Market	16,156,310	21,470,168	17,126,622	14,482,353	33,054,347
Off-exchange bonds & bills transactions	1,026,916	1,690,687	1,824,636	3,374,353	18,131,254
Derivatives Market	1,457,333	2,883,066	4,480,448	7,887,369	11,602,373
Stock Market Capitalization (in millions of TL)	1,108,773	1,782,648	2,182,454	6,207,883	10,043,102

	2019	2020		2021	2022	2023
BIST National 100 Index (on TL basis)	114,424	1,477	*	1,857	5,509	7,470
Number of Companies Traded	402	394		446	483	576

Sources: Monthly Statistics Bulletin, 2023/12, Capital Markets Board, Borsa Istanbul, Consolidated Data, Stock Markets, Traded Value, Traded Volume

*	As of July 2020, two zeros were removed from BIST share indices.

Under the CML, a system of prospectus and issue document approval was adopted for capital market instruments to be issued or offered to the public. Data for securities sold based on approved prospectuses/issue documents of publicly held companies (cash capital increases only) for the 2019-2023 period are presented below:

Table 50

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Covered Bonds	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2019	3,483	1,520	—	255,626	46,171	391	307,191
2020	19,654	1,203	44,065	248,652	58,810	274	372,658
2021	25,246	425	250	312,588	105,546	453	444,055
2022	46,690	5,708	—	359,621	102,225	492	514,737
2023	78,411	9,959	—	746,890	133,654	1,124	970,040

Source: Capital Markets Board

In 2023, approximately TL 51,749 million (U.S.$1,756 million) was raised through initial public offerings based on approved prospectuses/issue documents.

The corporate bond market has accelerated since 2010. The total market value of outstanding corporate bonds issued domestically rose from TL 2.8 billion in 2010 to TL 302.2 billion by the end of 2023.

As of December 31, 2023, there were 117 investment firms (7 of which are authorized for reception and transmission of orders in relation to capital market instruments and cannot directly transmit investors’ orders to stock exchange, but must transmit the orders to another investment firm which has an authorization for transmitting the orders directly to stock exchange) and one bank (investment bank) licensed to trade on stock markets, and 49 banks and 68 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there were 87 intermediary institutions (commercial & investment banks, investment firms) licensed to trade on VIOP. Further, there are 93 firms (17 banks, 25 precious metals brokerage houses, 18 precious metals producing and marketing companies and 33 currency offices) licensed to trade on precious metals market.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc. (“Takasbank”), is “the Clearing and Settlement Center” for the Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Türkiye”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Türkiye. Takasbank provides its members with a money market facility and banking services including cash credits, securities, lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

Takasbank began providing central counterparty services for the Securities Lending Market (by September 2013), the Organized Derivatives Market (by March 2014), the Equity Market (by June 2017), the Debt Securities Market (by July 2018) and the Swap Market (by October 2018) of the Borsa Istanbul. In 2013, Takasbank has been authorized as the Pre-Local Operating Unit authorized to assign Legal Entity Identifier Code with CMB sponsorship by the Financial Stability Board.

CMB has been effectively maintaining the oversight and supervision of Financial Market Infrastructures operating in Turkish capital markets, including Takasbank. After thorough examination of Takasbank’s operations in the context of Committee on Payments and Market Infrastructures (“CPMI”)—International Organization of Securities Commissions (“IOSCO”) Principles on Financial Market

Infrastructures (“PFMIs”), Takasbank is found to observe the CPMI-IOSCO PFMIs. The Board of CMB, at its meeting on March 23, 2016 decided to declare the acceptance of CPMI-IOSCO PFMIs applicable to financial market infrastructures operating in Turkish capital markets and to assume the responsibilities given to itself by the PFMIs for the purposes of protecting the rights of market participants and the stability in the markets and fulfilling its oversight function towards all financial market infrastructures operating in Turkish capital markets.

International Relations

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Türkiye as well as other EU institutions.

The CMB attaches great importance to international relations and international principles and standards in market development. In this context, besides the studies concerning the compliance with the EU standards, the CMB continues its efforts to strengthen its relation with the IOSCO—of which the CMB is a member—and to enhance the cooperation with foreign authorities. To this end, the CMB has signed various Memorandums of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and exchange of information with foreign authorities.

The CMB, which is one of the first signatories of the IOSCO Multilateral MoU, has also signed bilateral MoUs with foreign financial regulatory authorities of 36 countries until 2023. Moreover, the CMB has signed bilateral MoUs with 18 European countries (15 EU members) concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Türkiye has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (“PFMC Law”), adopted by the Turkish Parliament in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Türkiye today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice.

The public sector in Türkiye includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds.

The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government”. The central government consists of three types of agencies: (1) general budget agencies, which are government entities, (2) special budget agencies which are public administrations affiliated with or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws. All central government administrations prepare their own expenditure budget proposals. Special budget agencies prepare their own budget revenue proposals and the central government budget revenue is estimated by the Revenue Administration. The preparation phases and the implementation of central government budget is coordinated by Treasury and Finance Ministry and the Strategy and Budget Presidency, in collaboration. Expenditure and revenue budget proposals are then consolidated by the Strategy and Budget Presidency and presented to the Turkish Grand National Assembly by the President. Social security institutions and local administrations prepare, approve and implement their own budgets.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of general government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared collaboratively by the Ministry of Treasury and Finance (“Treasury” or “MTF”) and the Presidency of Strategy and Budget (“PSB”), covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the President.

The annual budget process of administrations begins in June, following a general announcement made by the PSB. Budget proposals are prepared by the administrations and reviewed collaboratively by Treasury and the PSB. The general budget revenue proposal is prepared by Treasury and PSB and the revenue proposals of other budgets are prepared by the relevant administrations. Central Government Budget Draft Law, together with supporting information, is submitted to the Parliament by the President in mid-October. Following plenary debates, the Annual Budget Law is approved by the Parliament and promulgated by the President no later than December 31.

Along with the Government Financial Statistics standards, each spending item within the budget is identified in accordance with the analytical budget classification system, which consists of institutional, functional, financial and economic terms. All budgets and budget reports of the general government entities are compiled according to this codification system. On the other hand, with the transition to the program budget, the functional classification will be removed from the structure of each spending item within the budget, but the functional classification will be monitored over information systems in order to preserve the ability to produce statistical data and to prevent historical data loss.

In addition to the analytical budget classification, a performance budgeting system is in place. Performance budgeting is one of the key pillars of the PFMC Law which requires effective, economic, and efficient utilization of public resources and is based on accountability and fiscal transparency. Within the framework of the performance budgeting system, public administrations prepare their strategic plans and annual performance programs based on government policies. Annual performance programs are used to link the government’s policy documents with the budget. The results from implementation are made public through annual accountability reports.

The studies based on the program budget approach, which will enable the performance budget to be implemented more effectively, have been carried out by the PSB in cooperation with Treasury since 2019.

In this context, program classification and performance information were created within the framework of the studies carried out in cooperation with the administration. Infrastructure works were carried out in order to make the necessary software revisions in the e-budget system. Studies for ensuring budget integration with the investment program were conducted.

In 2019, as a result of the studies mentioned above, the administration performance programs of the 2020 year prepared in accordance with the program budget were presented to Parliament.

Regarding budgetary reform programme, studies for the transition to the performance-based program budget system were completed, and the necessary legislative amendments were also made in the Law No. 5018 in 2020. In this context with Law No. 5018, it was arranged that the central government budget will be prepared and implemented by the Presidency based on the program structure in a way to ensure that institutional and economic results are visible. Thus, the performance-based program budget system was put into practice with 2021 budget. The 2021 2022, 2023 and 2024 central government budget laws were also prepared on the program basis and approved by the Grand National Assembly of Türkiye. Likewise, administration performance programs were prepared in accordance with the performance-based program budget and submitted to the Grand National Assembly of Türkiye.

Each of the SOEs adopts an annual financial program, which is approved by the President. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting and Reporting

Accounting services include the collection of revenues and receivables, the payment of expenses to beneficiaries, the receipt and storage of money and monetary values and deposits and delivery of the same to the relevant parties, and recording and reporting of all other financial transactions. Public accounts are kept for the purpose of providing necessary information to the public and the administration and auditing authorities, by means of recording income, expenses and assets of public administrations, and all kinds of transactions that cause financial consequences and increases or decreases in equity as well as guarantees and liabilities, in a determined order. Public revenues and expenditures are shown in the accounts of the fiscal year in which they are accrued. Budget revenues are recognized in the year they are collected and budget expenditures are recognized in the year they are paid. Public accounts are kept on a fiscal year basis. The General Directorate of Public Accounts (GDPA) is responsible for developing a unified accounting system for general administration matters, as well as for examining and supervising the accounts and transactions of the accounting offices and institutions as necessary. Additionally, GDPA performs the certification procedures of the accounting authorities to be employed in the public administrations within the scope of the general government and the accounting services of the public administrations within the scope of the general budget. The Turkish Court of Accounts carries out external audits of accounting transactions and reporting of the public administrations within the scope of the general government.

The Directorate General of Public Accounts of the Ministry of Treasury and Finance prepares financial statistics of the central government sub-sector on a monthly basis, while it prepares the financial statistics of the general government sub-sector on a quarterly and annual basis. It discloses these statistics to the International Monetary Fund (IMF) and the public on a monthly, quarterly and annual basis. The Directorate General of Public Accounts furnishes the Central Bank of Turkish Republic (CBRT) and the Turkish Statistical Institute (TURKSTAT) with data which constitutes the basis for the financial statements under the scope of the European System of Accounts (ESA) and Excessive Deficit Procedure (EDP), which need to be sent by the CBRT and TURKSTAT to Statistical Office of the European Union (EUROSTAT). This data is also used in the calculation of Gross Domestic Product, which is published by TURKSTAT quarterly.

The accounting and reporting standards for the general government are set by the Public Accounting Standards Board, which is an interministerial board within the MoTF, established in 2006, consisting of members from the MoTF, the Court of Accounts, the Ministry of Interior, Presidency of the Republic of Türkiye Strategy and Budget Office, the Social Security Institution and the Council of Higher Education. National Accounting Standards are published by the Board based on International Public Sector Accounting Standards (“IPSAS”). Secondary regulations in accounting were renewed according to accounting standards by the MoTF in 2015. The Harmonization of International Public Sector Accounting Standards and the General Government Accounting Legislation Project were implemented by the MoTF’s General Directorate of Public Accounts with the World Bank in 2017. So far, thirty National Accounting Standards have been published and secondary regulations have been renewed according to these standards in 2018. Due to these developments, the rate of compliance with IPSAS rose from 48% to approximately 90% between 2015 and 2018. The Board started work on drafting the “The Conceptual Framework for General Purpose Financial Reporting by Public Sector Entities” in 2017 and presented the draft for public comment by publishing it on its website in 2019. The Board continues its work on this draft. With the adoption of IPSAS, the MoTF has made significant progress in terms of accountability, financial transparency, consistency, and comparability data. The “Technical Assistance for Enhanced Capacity for Public Sector Accounting Standards (PSAS) Project” was carried out by the MoTF’s General Directorate of Public Accounts between 2019 and 2021. The Board has begun work on updating the Public Accounting Standard 1 (PAS 1)—Presentation of Financial Statements in 2021 and PAS 1—Presentation of Financial Statements was published in the Official Gazette in 2022. The Board initiated its work on PAS 6 Consolidated and Separate Financial Standards, PAS 7- Investments in Associates and PAS 8 Updates on the Interests in Joint Ventures. The Board completed its work on PAS 34 Separate Financial Statements in 2022; on PAS 35 Consolidated Financial Statements, PAS 36 Investments in Associates and Joint Ventures and PAS 37 Joint Arrangements in 2023. Furthermore, the Board launched the process of their co-publication in the Official Gazette.

The MoTF sets rules for the preparation of the final accounts and supervises the compilation of an administration’s final accounts prepared by the strategy units of each administration within the framework of the final account legislation. The proposal of the Final Accounts Draft Law is prepared by the MoTF. The Presidency of the Republic of Türkiye Strategy and Budget Office finalizes the proposal. Then the proposal is submitted to Parliament by the President by the end of June of the subsequent fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement, which is drafted for public administration within the scope of the central government, to Parliament no later than 75 days from the submission of the proposal. The proposal of the Final Accounts Law is deliberated by the Plan and Budget Commission of Parliament together with the Central Government Budget Law.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies are responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. As of the end of 2023, 2,096 internal auditor positions were reserved, 947 of which were appointed.

External Audit

Scope of the External Audit

External audits are carried out by Turkish Court of Accounts (TCA) in Türkiye. With the radical reforms introduced in the public financial management system since the 2000s, the TCA has been authorized to conduct post-expenditure external audits with its independent status guaranteed in the Constitution, and has started to apply modern auditing techniques in accordance with international auditing standards as well as traditional account judgment. Both in the Public Financial Management and Control Law (the “PFMC Law”) No. 5018 and the Law on the TCA (the “TCA Law”) No. 6085, it is prescribed that the TCA audits shall be carried out in accordance with international auditing standards.

The independence of TCA and its audit mandate are guaranteed against any interference in the Constitution. TCA is a court-type supreme audit institution and it carries out judicial functions as well. Article 9 of Constitution clearly states that the judicial power shall be exercised by independent courts. Apart from this, it is explicitly stated in TCA Law (Article 3) that Turkish Court of Accounts has functional and institutional independence in carrying out its duties of examination, audit and taking final decision conferred by this law and other laws.

TCA prepares its own budget and directly presents it to the Parliament. It decides on its own audit program. The president and members of the TCA are elected by the Parliament. The tenures of members and auditors continue until the age of 65. The president, members and auditors cannot be employed in positions other than those expressly designated for them. TCA members cannot be dismissed, and without prejudice to the provision of Article 65 of the TCA Law, they do not have to retire before the age of 65, unless they desire so. However, those who have been convicted of an offense, which results in dismissal from public service, shall be automatically relieved of their duties. Those who certify with a medical report from the board of health of a fully equipped hospital that they have been incapacitated by reasons of health shall be removed from office upon the decision of the TCA General Assembly. The TCA is responsible for conducting the financial, compliance and performance audits of all general governmental agencies. Article 68 of the PFMC Law and Article 4 of the TCA Law specify that the TCA shall audit:

(a) Public administrations within the scope of the central government budget and social security institutions, local governments, joint stock companies, which are established by special laws or Presidential decrees and have a share of its capital directly or indirectly owned by the public sector and other public administrations (with the exception of professional organizations having a public status);

(b) All types of administrations, organizations, institutions, associations, enterprises and companies, which are affiliated with or founded by the administrations listed in point (a), or which they are directly or indirectly partners with;

(c) All types of domestic and foreign borrowing, lending, repayments, utilization of foreign grants received, giving grants, Treasury guarantees, Treasury receivables, cash management and other matters related to these, all transfers of resources and their utilization and the utilization of domestic and foreign resources and funds, including European Union funds; and

(d) All public accounts, including private accounts, funds, resources and activities regardless of whether these are in the public administrations budget.

Of the companies falling under points (a) and (b), the audit of those companies, their affiliates and subsidiaries, whose public shares are less than 50% directly or indirectly and are subject to independent audit as per the relevant legislation, is performed based on the independent audit reports, which are prepared as per the relevant legislation and sent to the TCA. The TCA submits to the Parliament the report, which it will prepare based on the independent audit reports submitted to it exclusively.

TCA shall also audit the accounts and transactions of international institutions and organizations within the framework of the principles set out in the relevant treaty or agreement.

Audit of public institutions, organizations and partnerships within the scope of Article 2 of Law No. 3346 on Regulating the Audit of State Economic Enterprises and Funds by the Turkish Grand National Assembly, dated April 2, 1987, shall be performed within the framework of the procedures and principles indicated in this Law and other laws.

TCA submits the individual audit reports (the General Evaluation Report on Accountability, the Financial Statistics Evaluation Report, the Statement of General Conformity and the Annual Audit Reports of State Economic Enterprises) of public administrations to the Parliament by attaching them to the General Evaluation Report on External Audit. The TCA Law requires that reports of the TCA, except for the cases forbidden to be announced by laws, shall be announced to the public.

Functions of the TCA

Audit Function

TCA and its qualified auditors are required to adhere with INTOSAI Framework of Professional Pronouncements (IFPP). TCA audit manuals have been prepared on the basis of International Standards of Supreme Audit Institutions (ISSAIs) and audits are carried out in accordance with TCA Law no. 6085, generally accepted International Auditing Standards (ISAs), the secondary legislation of TCA and relevant audit guidelines.

TCA carries out regularity (financial and compliance) and performance audits. Financial audits consist of an evaluation and an opinion on the accuracy of public administrative bodies’ financial reports and statements, and whether or not those bodies’ financial decisions and transactions and any programs and activities are compliant with law. The auditors also evaluate the auditees’ financial management and internal control systems.

Compliance audits take the form of an examination as to whether auditees’ revenues, expenditures, assets and other accounts and transactions comply with the law and other legal arrangements.

In performance audit, the auditors evaluate whether or not public resources have been used effectively, efficiently and economically. They also assess auditees’ activities against the goals and indicators which the latter have set with regard to accountability.

Judicial Function

TCA is a supreme audit institution which performs audits on behalf of the Parliament with the aim of ensuring the power of the purse, and has judicial authority.

Judicial reports concerning the public losses detected in the course of audits are decided on by the chambers of trial, each of which is a court of accounts. There are 8 chambers in TCA. The final decision body of the writs issued by the chambers is the Board of Appeals of the TCA. Appeal is possible against the decisions of the chambers. The Office of the Chief Prosecutor of the TCA takes part in the trial process, as well.

Judicial reports are prepared and inquiries are initiated in case that the following are detected during the audit of the accounts and transactions of public entities:

•	A decision, transaction or action against the legislation,

•	A public loss resulting from a decision, transaction or action against the legislation,

•	Determination of the public officer leading to this public loss,

•	A connection between the public loss and the decision, transaction or action of the determined public officer against the legislation.

Inquiries are notified to the public officers held responsible and their defense statements are taken within the relevant legal period. Provided that the audit team maintains the same conviction on the public loss and responsibility after they assess the statements, a judicial report is prepared and sent to the relevant chamber for the initiation of the trial process.

Guidance

TCA implements a three-phase systematic method with the aim of creating a better public administration, facilitating the functioning of public entities and strengthening their institutional structures.

In the first phase, the functioning of the internal control systems of the public entities and such entities’ financial management and performance management are assessed through the answers given to certain questions uploaded in the Audit Management Program by the audit teams during TCA audits. By these means, public entities are assessed in terms of their internal control, financial management and performance management.

In the second phase, within the scope of the classification of findings carried out by the TCA, annual audit findings concerning the public entities are classified in detail, and the deficiencies and weaknesses of each public entity in the abovementioned systems are determined. Classification of findings informs the TCA about the areas which the auditors should focus on in the audit of a specific public entity.

In the final phase, TCA monitors the issues detected in the audits and uses the data obtained from monitoring to shape the audit plans of the next year. Thanks to this system, TCA can determine the focus of audits for improving the internal control, financial management and performance management systems of the public entities and can also plan trainings for the improvement of these systems based on its findings.

Quality Management System in TCA

In accordance with the international standards, TCA has established a two-phase quality management system with the aim of ensuring quality in audits.

The first phase consists of the quality control works conducted during the execution of the audit, before the audit report is finalized.

The second phase of the quality management system includes quality assurance works. Quality assurance works are carried out with the aim of assessing the effectiveness of quality control processes and the compliance of completed audits with the audit manuals, and determining the necessary actions for building capacity. Reviews for quality assurance are performed by a team of auditors who have sufficient professional experience and who have not participated in the audit under review.

Review for quality assurance contributes to the TCA by ensuring the following matters:

•	Audit works are in accordance with law, the TCA’s procedures and the international auditing standards,

•	Audit opinions are fully corroborated by the audit evidences,

•	The formation of accurate audit opinions by the audit teams,

•	The generalization of the good practice examples, which have been obtained through the audits, to the whole TCA,

•	Detecting areas in the regularity audit manual that need to be developed.

Follow-up System

TCA auditors perform follow-up activities in order to ensure compliance with the recommendations given in the TCA reports of previous years.

Ethics

TCA has issued “Ethical Principles and Rules for TCA Auditors”, which are in line with the ISSAI 130 INTOSAI Code of Ethics. The ethical principles include independence, neutrality, objectivity, integrity, equality, refraining from conflict of interest, competence, professional care, professional and institutional awareness, and not using the profession for affording advantage. TCA Auditors acknowledge the importance of professional ethical rules; and they are committed to those rules under all circumstances.

CENTRAL GOVERNMENT BUDGET

Despite adverse global and domestic developments and the devastating earthquakes, the Turkish economy recorded an average growth rate of 4.8% in the 2019-2023 period. Fiscal stability was maintained in the 2019-2023 period and the central government budget deficit average is 3.1%, which is close to 3% of GDP.

In 2019, the central government budget revenues and expenditures reached TL 875.3 billion (20.3% of GDP) and TL 1,000 billion (23.2% of GDP), respectively. The budget deficit was TL 124.7 billion, representing 2.9% of GDP and primary deficit was TL 24.8 billion, representing 0.6% of GDP.

In 2020, the central government budget revenues and expenditures reached TL 1 trillion (20.4% of GDP) and TL1.2 trillion (23.8% of GDP), respectively. The budget deficit was TL 175.3 billion (3.5% of GDP) and primary deficit was TL 41.3 billion (0.8% of GDP).

In 2021, the central government budget expenditures were TL 1.6 trillion (22.1% of GDP), the central government budget revenues reached TL 1.4 trillion (19.3% of GDP). Consequently, the central government budget deficit was TL 201.5 billion (2.8% of GDP) and primary deficit was TL 20.7 billion (0.3% of GDP).

In 2022, the central government budget expenditures were TL 2.9 trillion (19.6% of GDP), the central government budget revenues reached TL 2.8 trillion (18.7% of GDP). Consequently, the central government budget deficit was TL 142.7 billion (1% of GDP) and primary surplus was TL 168.2 billion (1.1% of GDP).

In 2023, the central government budget expenditures were TL 6.6 trillion (25.1% of GDP), the central government budget revenues reached TL 5.2 trillion (19.8% of GDP). Consequently, the central government budget deficit was TL 1.375 billion (5.2% of GDP) and primary deficit was TL 700.3 billion (2.7% of GDP). Earthquake-related spending reached TL 959.7 billion (3.7% of GDP). When temporary earthquake-related spending is excluded, the central government budget deficit was TL 415.3 billion (1.6% of GDP, which is below the Maastricht criteria).

The main objectives of the Medium Term Program of 2024-2026, announced in September 2023, are, in the short run, to restore price stability and financial stability, to assure economic rebalancing and budget discipline and, in the medium term, to realize an economic transformation towards sustainable growth and fair share. The Medium Term Program of 2024-2026 targets a deficit of 6.4%, 3.4% and 2.9% for the central government budget for 2024, 2025 and 2026, respectively.

Table 51. Central Government Budget Balance and Financing

	2019	2020	2021	2022	2023*
	(in millions of Turkish Lira)
CENTRAL GOVERNMENT BUDGET REVENUES	875,280	1,028,446	1,402,038	2,800,088	5,210,488
I. GENERAL BUDGET REVENUES	847,692	999,147	1,364,107	2,738,809	5,097,145
Tax Revenues	673,860	833,251	1,164,988	2,353,438	4,500,866
Direct Taxes	257,140	281,179	418,743	890,471	1,554,890
Indirect Taxes	416,720	552,071	746,245	1,462,966	2,945,975
Other	173,833	165,896	199,119	385,371	596,279
Enterprise and Ownership Revenues	93,718	60,216	55,543	104,705	133,092
Grants, Aids and Special Revenues	6,993	8,346	11,293	28,000	29,543
Interests, Shares and Fines	64,488	88,630	122,107	237,727	408,974
Capital Revenues	7,107	7,535	8,814	12,357	17,314
Receivable Collections	1,525	1,169	1,362	2,583	7,356
II. REVENUES OF SPECIAL BUDGET AGENCIES	20,925	21,536	28,958	48,430	88,172
III-REVENUES OF REG. & SUPERVISORY INSTITUTIONS	6,663	7,762	8,972	12,849	25,171
CENTRAL GOVERNMENT BUDGET EXPENDITURES	1,000,027	1,203,737	1,603,545	2,942,748	6,585,456
A) Primary Expenditures	900,087	1,069,775	1,422,693	2,631,845	5,910,841
Compensation of Employees	249,892	287,785	346,279	615,296	1,324,530
Social Security Contributions	43,045	48,294	57,380	96,864	185,735
Good and Services Purchases	84,363	96,971	133,455	257,660	452,855
Current Transfers	400,316	498,063	626,828	1,126,363	2,373,641
1. Duty Losses	8,013	11,006	41,928	48,387	261,570
2. Treasury Aid	219,546	275,858	294,324	449,696	1,044,626
3. Transfers to Non-Financial Establishment	5,934	3,976	5,551	9,310	27,829
4. Transfers to Households	6,662	7,661	9,152	14,231	23,414
5. Agricultural Subsidy	16,965	21,944	24,125	39,642	63,326
6. Other Transfers to Households	18,592	25,407	42,125	157,880	229,307
7. Social Transfers	19,889	22,990	26,907	44,385	78,094
8. Foreign Transfers	4,109	4,971	6,308	10,757	19,513
9. Shares from Revenues	100,606	124,249	176,408	352,076	625,961
Capital Expenditures	80,717	93,742	131,282	276,896	542,997
Capital Transfers	16,316	15,171	25,492	48,822	858,059
Lending	25,438	29,750	101,978	209,944	173,025
B) Interest	99,940	133,962	180,852	310,903	674,615
Domestic Interest	70,554	90,847	119,744	195,528	373,602
Foreign Debt Interest	24,216	31,347	40,278	79,565	130,448
Discount and Short Term Transactions	5,170	11,767	20,830	35,811	170,565
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	-24,808	-41,329	-20,655	168,243	-700,353
CENTRAL GOVERNMENT BUDGET BALANCE	-124,747	-175,292	-201,507	-142,660	-1,374,968
DEFERRED PAYMENTS	2,062	4,472	75,868	16,065	792,719
OTHER DEFERRED PAYMENTS	0	0	0	0	0
ADVANCES	-2,925	-683	-2,982	-20,142	-50,999
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-125,610	-171,503	-128,621	-146,737	-633,247
CENTRAL GOVERNMENT BUDGET FINANCING	125,610	171,503	128,621	146,737	633,247

	2019	2020	2021	2022	2023*
	(in millions of Turkish Lira)
BORROWING (NET)	157,082	246,949	116,525	469,430	960,818
FOREIGN BORROWING (NET)	31,805	25,172	29,325	95,836	99,756
Receipts	66,426	68,255	92,041	215,090	263,077
Payments	-34,621	-43,083	-62,716	-119,255	-163,322
DOMESTIC BORROWING (NET)	125,277	221,776	87,200	373,594	861,062
-TL Denominated T-Bills	9,987	-18,261	9,920	8,977	-17,645
Receipts	22,472	23,937	9,920	25,453	4,260
Payments	-12,485	-42,197	0	-16,476	-21,905
-FX Denominated T-Bills	-109	0	0	0	0
Receipts	1,122	0	0	0	0
Payments	-1,232	0	0	0	0
-TL Denominated G-Bonds	64,384	112,207	128,840	399,858	928,860
Receipts	135,056	255,109	279,471	554,348	1,132,059
Payments	-70,671	-142,902	-150,631	-154,490	-203,199
-FX Denominated G-Bonds	51,014	127,830	-51,560	-35,240	-50,153
Receipts	53,238	160,890	112,925	70,657	177,615
Payments	-2,224	-33,060	-164,485	-105,897	-227,768
NET LENDING (-)	-876	-775	-1,356	-2,934	-1,619
LENDING	0	367	242	0	865
REPAYMENT (-)	876	1,142	1,598	2,934	2,484
PRIVATIZATION RECEIPTS	0	0	0	0	0
SDIF REVENUE SURPLUS	0	0	0	0	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	-32,348	-76,220	10,741	-325,627	-329,190

*Provisional

Sources: Ministry of Treasury and Finance

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

Personal Income Tax

Personal income tax is levied on a scheduler basis and includes the following features:

•

Earned income received from a single employer is subject to a progressive withholding tax at marginal rates from 15% to 40%. Wage earners who earn taxable income from a single employer and whose wages exceed TL 1,900,000 in total and wage earners who earn taxable income with deductions from one more than one employer and whose total wages from the next employer exceed TL 150,000 and wage earners who earn wage income through deductions from one more than employer and whose total wages exceed TL 1,900,000 including the wage from the first employer, will submit an annual return. These regulations were introduced with law numbered 7194, dated December 5, 2019. Such regulations started to be implemented in 2020 with respect to wage income.

•

Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) exceeds a threshold level of TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021, TL 70,000 for 2022 and TL 150,000 for 2023.

•	Capital income is taxed at marginal rates from 15% to 40%. An annual tax return must be filed for unearned income not subject to a final withholding tax.

Taxation of earnings derived from the sale and retention of marketable securities and other capital market instruments, and taxation of deposit interests, repo gains and income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281. These regulations will be applied during the period between January 1, 2006 and December 31, 2025. In particular:

•

Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the earning derived from these government bonds is above a threshold level of TL 40,000 for 2019, TL 49,000 for 2020, and TL 53,000 for 2021, TL 70,000 for 2022 and TL 150,000 for 2023. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•

Pursuant to the relevant Presidential Decision, the withholding tax rate with respect to the retention and sale of Government bonds and Treasury bills for both non-residents and residents, which had been 10%, was set to 0% between the dates of December 22, 2021 and December 31, 2023. Moreover, the withholding tax rates have applied as 0%, 3% and 5% (according to maturity and period of holding the bonds and bills that was set to 0% for bonds held longer than a year, 3% for bonds held from 6 months to one year and 5% for bonds held up to 6 months) for retention and sale of bonds and bills which were issued by banks and acquired in between the dates of December 23, 2020 and December 31, 2023.

•

Income from the sale of shares which trade on the Borsa İstanbul is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Borsa İstanbul, held for more than one year.

•

On July 23, 2010, the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Treasury and Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and non-resident natural persons.

•

Dividends (excluding dividends from investment trusts) are subject to 10% withholding tax as of December 22, 2021. 50% of dividends earned in a year will be exempted from income tax. And if the remaining 50% is above a threshold level of TL 40,000 for 2019, TL 49,000 for 2020, TL 53,000 for 2021, TL 70,000 for 2022, and TL 150,000 for 2023, remaining 50% will be included in taxable income and all withholding tax can be credited. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Treasury and Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above) However, this rate is 0% for dividends derived from investment funds (except variable, mixed, eurobond, external borrowing, foreign, hedge funds and funds which other phrases including foreign currency investment in their titles) acquired between the dates of December 23, 2020 and December 31, 2023. The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

•

Since January 1, 2013, the withholding tax rate applied on income from bank deposits has varied between 10% and 15% according to account type. However, these rates are applied as 0%, 3% and 5% (according to maturity) for bank deposits which opened and renewed between the dates of September 30, 2020 and December 31, 2023. Since June 28, 2023, the witholding tax rate on the revenue of foreign currency bank deposits has been 25%. Since September 22, 2017, Gold-based government domestic debt securities issued by the Ministry of Treasury and Finance are subject to withholding of 0%. Since May 24, 2020, bonds approved by the Capital Markets Board and short term lease certificates listed by asset leasing companies are subject to a 15% withholding tax. Since January 1, 2021, income derived from leveraged transactions on foreign currencies, precious metals and other assets determined by the Capital Markets Board are subject to a withholding tax of either 10%, for both resident and non-resident natural persons, or 0%, for corporations.

•

As of December 25, 2021, the rate of withholding tax applicable to time deposit and participation accounts with currency protection, fx deposit accounts or fx participation funds, which are converted into Turkish lira at the conversion rate, has been set to 0%. Effective from December 31, 2021, the withholding rate applicable to deposit and participation accounts converted into Turkish lira over the conversion price from gold accounts has been set to 0%.

Corporate Income Tax

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. With Law No.7061, the corporate income tax rate increased to 22% for the taxation periods 2018, 2019 and 2020. With Law No. 7316, this rate increased to 25% for the taxation period 2021. Accordingly to the Law No. 7061, the President is authorized to reduce the rate from 22% to 20%.

According to the Law No. 7316, the corporate tax rate of corporations has been determined as 25% for the corporate income of the 2021 taxation period and 23% for the corporate income of the 2022 taxation period. In addition, according to Law No. 7394, the corporate tax rate for the corporate income of banks, companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies for the 2022 taxation period has been 25%.

With the regulation made by Law No. 7440, 10% (5% for some taxable elements) additional tax is levied on the exemption and discount amounts deducted from corporate earnings and on the bases subject to reduced corporate tax. The additional tax is not tied to the period earnings and must be reported in the corporate tax return for 2022.

With the regulation made by Law No. 7456, corporate tax is collected at a rate of 25% on corporate income obtained in 2023. However, corporate tax is collected at a rate of 30% on the corporate earnings obtained in 2023 for banks, companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Treasury and Finance. The Ministry of Treasury and Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406, 418, 439, 458 and 506. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

Law No. 7338 an amended Article 320 of the Tax Procedure Law such that, taxpayers, as their discretion, can set aside depreciation on a daily basis for economic assets that will be newly recorded in as operating assets. In order to calculate this depreciation period in days, the useful life periods determined and announced by the Ministry of Treasury and Finance are multiplied by three hundred and sixty-five.

Taxpayers are free to determine the depreciation period, not to be shorter than the useful lives determined and announced by the Ministry of Treasury and Finance, for economic assets, provided that it is at the same rate for each year. This period cannot exceed twice the period determined by the Ministry of Treasury and Finance and cannot exceed fifty years. The depreciation period and rate determined in this way cannot be changed in subsequent periods.

Law No. 5520 also provided that losses can be carried forward for 5 years and that the gains obtained from investments are subject to the reduced corporation tax up to the amount of investment contribution determined by the President. In cases of insufficient earnings, a reduced corporate tax is applied for such investment expenditures without time constraints.

Investment Incentive System

The incentive system became effective with a Council of Ministers decree dated July 14, 2009 (numbered 2009/15199), as amended by the Council of Ministers decree dated June 15, 2012 (numbered 2012/3305). General incentive applications, regional incentive applications, incentives of priority investments, and strategic investment incentives all fall within the scope of the new incentive system.

The minimum amount of fixed investment for the general incentive system and regional incentive applications are TL 3 million for the first and second regions and TL 1,500,000 for the third through sixth regions. The minimum amount of fixed investments for strategic incentive applications must be at least TL 50 million.

VAT Exemption: In accordance with the measure, value added tax (“VAT”) is not paid for imported and/or domestically provided machinery and equipment within and for the sales and rentals of software and intangible rights therein within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction:

It is stipulated that profits obtained from investments which are granted an incentive certificate by the Ministry of Industry and Technology will be subject to corporate tax at reduced rates from the accounting period in which the investment begins to be operated partially or completely, until the amount of investment contribution is reached.

On the other hand, taxpayers benefiting from the above stipulation will be able to subject their earnings from other activities during the investment period to corporate tax at a reduced rate, within the limits determined by the President.

As of January 1, 2021, the earnings of at least 20% of institutions (excluding banks, financial leasing companies, factoring companies, financing companies, payment and electronic money institutions, authorized foreign exchange institution, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies) will be subject to a corporate tax rate with a discount of 2% to corporate earnings for five accounting periods, starting from the accounting period in which their shares are offered to the public for the first time.

As a result of the amendment in Law No. 7351, the corporate tax rate is applied with a 1 point discount on the income of exporting organizations exclusively from exports.

With the regulation made by Law No. 7456, a five-point reduction in the corporate income tax rate applies to income derived exclusively from export activities in 2023.

With the regulation made by Law No. 7491, based on the intermediated export contract, manufacturers or supplier institutions are also allowed to benefit from a 5-point discount for the earnings they generate from export activities carried out through foreign trade capital companies or sectoral foreign trade companies in 2023.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be subject to withholding. It is provided for regional, priority and strategic investment only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans. The measure is applicable for investments to be made in Regions 3, 4, 5 or 6 and for strategic and priority investments.

Land Allocation: Allocation of land for investments relating to which incentive certificates are issued is within the framework of the principles and procedures determined by the Ministry of Environment, Urbanization and Climate Change.

VAT Refund: VAT collected on building and construction expenses of investments with a minimum fixed investment amount of TL 500 million will be rebated. The President of the Republic is authorized to decrease the minimum fixed investment amount by sector or collectively to as low as TL 50 million or to increase it up to TL 1 billion.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Industry and Technology within the scope of incentive certificate. It is provided for regional and strategic investments only in Region 6.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

Value Added Tax

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Türkiye, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

Exemptions under the VAT Law can either be full or partial exemptions. Full exemptions permit deductions and refund of taxes imposed. While partial exemptions do not allow deduction and/or refund of taxes incurred and, based on the scope of work, provide for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for petroleum prospecting activities;

•

the supply of machinery and equipment and the sale and lease of software and royalties to persons who are normally subject to tax but who have provided an investment encouragement certificate showing that the machinery and equipment are part of an investment;

•	the supply of services provided in Türkiye for customers abroad within the framework of international roaming contracts, provided that it is reciprocal;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	the supply of goods and services related to national security;

•	the supply of goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	the supply of goods and services related to diplomatic exemptions;

•	the supply of fuel to the tanks of trucks and semi trailers with refrigerating units transporting export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

Currently, the statutory rate of VAT is 10% for each transaction subject to VAT. However, the standard rate of 20% is applied pursuant to the Council of Ministers decree No 2007/13033. A reduced rate of 1% is applied to goods and services listed on List (I) annexed to the Council of Ministers decree, which includes food products, funeral services, used passenger cars and tractors, leases of specified machinery and equipment, the part of the residences up to 150 square meters (for residences which are built in risky areas and within the scope of transformation projects for risky buildings) and some agricultural products. A reduced rate of 10% is applied to goods and services listed on List (II), which is annexed in the Council of Ministers decree, which includes cash registers, blood and blood components, cinema, theatre, opera and ballet tickets, private educational services, vaccines, some medical products and services, ambulance services, medicine, medical equipment, textile and confection products and products and services involved in their custom manufacture, accommodation services, meal services (excluding alcoholic beverages), services provided by orphanages and nursing homes, some furniture, clothing, waste water services, up to the 150 square meters of residences, plot and land deliveries, electricity delivery to residences and agricultural irrigation subscribers, and toothbrushes, toothpastes, dental floss and hygiene products. Goods and services that do not fall onto either List (I) or List (II) are subject to the standard rate.

Developments in Tax Policy

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax is an important tax which comprised approximately 21.8% of total tax revenues (excluding social security contributions) in 2019, 24.9% in 2020, 17.6% in 2021, 17.8% in 2022 and 20.62% in 2023.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages, non-alcoholic beer, packaged fruit juice (excluding 100 % juices), cola, soda, soda pops, tobacco products and macarons; and

•	List IV covers a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

In 2019 (thorough July 1), the excise duty of certain motor vehicles was reduced by 15% to fight against inflation and support the general economy.

Investment Tax Allowance System

Taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption. However, the deductible amount may not exceed 25% of the related annual gain. On February 9, 2012, the Constitutional Court cancelled that restriction on the deductible investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance. The aforementioned amendment provision came into force on the date of its publication, to be implemented from calendar year 2010 earnings.

Since July 1, 2015, within the accounting periods of capital stock companies (except entities engaged in banking, finance and insurance activities and state owned enterprises), over the monetary increases in paid-in or issued capitals which are registered with the trade registry or disbursed part of paid-in capital in the capital stock companies recently established, by taking into consideration “the weighted annual average interest rate which is applied to commercial credits accredited by the banks” which is announced by the Central Bank of the Republic of Türkiye for the period in which the deduction is obtained, 50% of the amount calculated up to the end of relevant account period. This rate is applied as 75% for the part of their cash capital, which is covered by people from abroad in general.

After the amendment in Law No. 7417, this discount is benefited separately for the accounting period in which the decision on capital increase or the accounting period at the stage of the first establishment when the charter was registered and for the following accounting periods.

As a result of the amendment in Law No. 7421, 50% of the income of institutions operating in the Istanbul Financial Center Region by obtaining a certificate of participation in accordance with the provisions of the Istanbul Financial Center Law No. 7412 will be deducted from the declared corporate income.

Minimum Living Allowance

The minimum living allowance was repealed as of January 1, 2022 pursuant to the Law No. 7349 published in the Official Gazette on December 25, 2021. Instead of this regulation, an income tax and stamp duty exemption will also apply to minimum wage, and going forward, there will be no income tax or stamp duty withholding on payroll. This exemption is also extended to higher-than-minimum wage earners, limited to the minimum wage amount.

Article 32 of the Law No. 193 (Personal Income Tax Law) relating to the minimum living allowance was repealed, and Article 23/18 entered into force.

VAT

Article 26 of the Law No. 6552 amended Article 17/4-g of Law No. 3065 on September 11, 2014, so that importation of precious stones (diamond, brilliant, ruby, emerald, topaz, sapphire, chrysotile, pearl) for trading within exchanges situated in Türkiye pursuant to the Capital Market Law No. 6362 and certain related activities are exempted from VAT.

With the temporary Article 34 added to the Law No. 3065 on April 7, 2015, supplies of goods and services to those that modernize and construct transit petroleum pipe line projects which are exempt from VAT within the context of international convention provisions are included in the exemption.

Article 13/ı was added to the Law No. 3065 on February 10, 2016. This article provides that supplies of fertilizers registered by the Ministry of Agriculture and Forestry, supplies of raw materials used in these products to fertilizer producers, supplies of oil cake and feeds (except for cat-dog food) are exempted from VAT.

Temporary Article 20 (paragraph 1) of the Law No. 3065 was amended on February 26, 2016, so that supplies of services in the form of system management, data management, business applications, sectoral, internet, games, mobile and military command control application software produced by entrepreneurs operating in technology development zone and specialty technology development zone are exempted from VAT.

Bond deliveries are exempted from VAT (under Article 17/4-g of Law No.3065). Law No. 6728 (dated August 9, 2016) also included financial services provided by purchasing bonds, limited to the interest income obtained, within the scope of this exemption. Under the same Law, participation banks, development and investment banks engaging in sale-lease back transactions are exempted from VAT.

Effective August 9, 2016, Article 44 of Law No. 6728 has been amended so that the VAT amounts paid when importing goods or and taxes on disguised profit distributions through transfer pricing are no longer considered a nondeductible VAT.

On November 24, 2016, Article 17/4-ı of the Law No. 3065 was amended so that transportation of goods to and from free zones with exportation purposes is also exempt from VAT.

On July 15, 2023, Article 17/4-r of the Law No. 3065 was amended so that the sale of immovables that have been in the assets of taxpayers for at least two years is no longer exempt from VAT. (This regulation applies to immovables that become the assets of the taxpayers after July 14, 2023.)

According to Article 9 of Law No.6741 on the establishment and management of the Turkish Wealth Fund, as of August 26, 2016, transfer of assets and rights to the Turkish Wealth Fund and sub-funds related to the Turkish Wealth Fund, and supply and services made through the management of these assets and rights by the Turkish Wealth Fund Management Joint Stock Company are exempted from VAT.

With the amendment to Article 13 of Value Added Tax Law (via Law No. 6824), in order to increase inflow of foreign currency and encourage construction sector, first sale of workplace and housing to non-residents has been exempted from VAT, provided that sale value is paid in foreign currency.

With the amendment to Article 9 of Value Added Tax Law (via Law No. 7061), electronic services supplied by non-residents to real person in Türkiye who are not VAT taxpayer will be declared and paid by non-residents.

With the amendment to Article 17 of Value Added Tax Law (via Law No. 7061), roaming services received from abroad within the framework of international roaming agreements and reflecting these services to customers in Türkiye are exempted from VAT. With the amendment to Article 13 of Value Added Tax Law (via Law No. 7104), new machinery and equipment deliveries made exclusively for those engaged in research and development, innovation and design activities have been exempted from VAT.

With the amendment to Article 29 of Value Added Tax Law (via Law No. 7104), the input VAT deduction time limit was expanded. The input VAT may now be deducted until the end of the next fiscal year as long as it is recorded in the statutory books. This new time limit entered into force on January 1, 2019.

With the amendment to Articles 29 and 30 of Value Added Tax Law (via Law No. 7104), relief is provided for VAT declared and paid in relation to receivables that turned into bad debt as per Article 322 of Tax Procedures Law. Such VAT can be deducted in the period in which the bad debt is recorded as a loss. Thus, a supplier who has recorded and paid VAT on a supply, but who has not been paid for that supply, will be able to deduct the VAT paid. This relief entered into force on January 1, 2019.

With the amendment to Article 30 of Value Added Tax Law (via Law No. 7104), a facility of deduction was introduced (through the parenthetical provision added into the Article) for VAT incurred with respect to the loss of depreciable economical assets following the accomplishment of their useful life or delivered within the scope of an exemption, or with respect to the loss of depreciable economical assets without accomplishing their useful life or which were delivered within the scope of an exemption. However, proportional VAT deduction is allowed, so only the VAT corresponding to the undepreciated portion must be paid.

With an amendment made by Law No. 7104, the repealed Article 38 of the Value Added Tax Law has been re-arranged with the title “turnover-based taxation” and a new VAT declaration method has been introduced for those who are self-employed or whose commercial income is determined based on simplified accounting methods. Under this new method, the VAT liability is calculated by simply multiplying taxpayer turnover with the coefficients determined by the President based on sector and occupational cluster, without deducting any input VAT incurred on purchases. The purpose of this is the simplification of the processes to be handled by small volume taxpayers, so as to make their compliance with the system easier. The simplified VAT method is optional, but once the taxpayer chooses to be taxed by the simplified method, he cannot switch to the normal method for a period of two years. The new method became available starting on January 1, 2019.

With the amendment made to the temporary Article 37 of the Value Added Tax Law by Law No. 7394, deliveries of goods and services related to construction works within the scope of the certificate to taxpayers who hold investment incentive certificates for the manufacturing industry and tourism are exempt from VAT until December 31, 2025.

With the amendment made to temporary Article 39 of the Value Added Tax Law by Law No. 7103, delivery of new machinery and equipment to be used exclusively in the manufacturing industry for value added taxpayers with an industrial registry certificate, as well as new machinery and equipment deliveries made to research and development, innovation and design activities in technology development zones, research and design centers and research laboratories within the scope of Law No. 6550 are exclusively exempt from VAT until December 31, 2024.

With the amendment made to Article 17/4-ö of the Value Added Tax Law by Law No. 7104, in the bonded areas where customs warehouses and temporary storage sites and customs services are provided, the goods subject to import and export operations and the storage, terminal and storage services provided for the goods traded under the transit regime are exempt from VAT.

Under the amendment enacted by Article 13/n of the Value Added Tax Law by Law No. 7166, the delivery of printed books and periodicals is exempt from VAT, except for those who are packed and sold according to the provisions of the Law on the Protection of Children (Law No. 1117).

With the amendment made to temporary Article 23 of the Value Added Tax Law by Law No. 7256, free delivery of computers and equipment to the Ministry of National Education, as well as software delivery and services related thereto, delivery and performance of these goods and services, respectively, to those who donate such equipment are exempt from Value Added Tax until December 31, 2023.

With temporary Article 41 added to the Law No. 3065 on December 2, 2020, transfers in accordance with additional Article 1 of the Natural Gas Market Law dated April 18, 2001 and numbered 4646 are exempt from Value Added Tax.

With the amendment made to Article 17/4-a of the Value Added Tax Law by Law No. 7338, delivery and services subject to income tax exemptions for those who produce social content on the internet and who develop mobile applications are exempt from VAT. This exemption entered into force on October 26, 2021.

With the amendment made to temporary Article 42 of the Value Added Tax Law by Law No. 7394, Engineering services provided to taxpayers who manufacture electric motor vehicles developed as a result of their research and development activities in Turkey in order to develop technologies that will completely eliminate greenhouse effect exhaust gas emissions and which are within the scope of investment incentive certificate, are exempt from VAT until December 31, 2023. This exemption entered into force on April 15, 2022.

With the amendment made to temporary Article 44 of the Value Added Tax Law by Law No. 7456, in places considered as disaster areas due to the earthquakes on February 6, 2023, deliveries and services made to professional organizations with the status of public institutions due to the construction of houses to be donated to disaster victims within the scope of the protocol signed with the Disaster and Emergency Management Presidency are exempt from VAT until December 31, 2024.

Income Tax

(1) Personal Income Tax

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111, effective February 25, 2011, the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Türkiye as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, effective May 31, 2012, within the scope of the investment incentive certificates issued by the Ministry of Industry and Technology for the investments made in the provinces determined by the President—by taking into account the classification of statistical regional units, national income per capita or socioeconomic development levels—the income tax calculated on the part of the wages of the workers corresponding to the gross amount of the minimum wage applied to workers over the age of 16 working in the industrial sector, as outlined in the incentive certificates and actually employed in the investments realized by December 31, 2023, shall be deducted from the tax accrued on the withholding tax return to be submitted for 10 years as of the date of the partial or full operation of the investment.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, effective June 13, 2012, until December 31, 2027, fully liable natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

Effective June 13, 2012, the above mentioned deduction rate has been set at 100% for fully liable natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Industry and Technology, Scientific and Technological Research Council of Türkiye, Small and Medium Enterprises Development Organization.

Since September 22, 2017, gold-based government domestic debt securities issued by Ministry of Treasury and Finance are subject to withholding of 0%.

(2) Corporate Income Tax

According to Law No. 6728, as of July 15, 2016, provided that the relevant assets are acquired back at the end of the contract period with the aim of lease back under the Law No. 6361 on Financial Leasing, Factoring and Financing Companies, the profits arising from the sale of assets from source institutions (originators) to leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. Also, profits arising from the transfer of such assets from leasing companies, participation banks, development and investment banks to the transferor institution are exempted from corporation tax. The profits arising from the sale of assets and rights by source institutions (originators) to asset leasing companies with the aim of issuing lease certificates, provided that those assets will be reacquired, and profits from the resale of such assets by asset leasing companies to the transferor institution are exempted from corporation tax.

With Law No. 7061, 50% of the earnings obtained from the sale of immovable properties and 75% of the earnings obtained from the sale of founders’ shares, redeemed shares and preferential rights which are held in the assets of the corporations for at least two full years have been exempted from corporate tax. The scope of the exemption which covered the earnings obtained from the transfer of immovables and stocks to banks (due to credit default) has been expanded to cover leasing and financing companies. 50% of the earnings from the sale of immovables acquired due to insolvency, and 75% of the earnings from the sale of other assets have been exempted from corporation tax.

Law No. 7103 (dated March 21, 2018) amended Article 4/1-ö of Law No. 5520 (the Corporate Tax Law) and provided that the corporate tax exemption on regional management centers was to be repealed within the context of harmonizing international standards. This provision was enacted on January 1, 2019 (to be effective from January 1, 2022 for the regional management centers established as of January 1, 2019). Further, under the same law, depreciation durations to be applied for new machinery and equipment (acquired from May 1, 2018 to the end of the 2024 calendar year) to be used in manufacturing industry and research and development, innovation and design activities and investment incentive certificated activities were shortened.

With Presidential Decree No. 476 (dated December 18, 2018 and effective January 1, 2019), payments made to those providing advertising services supplied on the internet, or acting as an intermediary in delivering these services, have been included into the scope of withholding tax. The purchaser of these services is required to deduct 15% tax on the payment to the service provider or to the party acting as intermediary. There is no withholding tax if the supplier of the online advertising is a Turkish resident company.

(3) New Incentive System in Corporate Income Tax Law

According to Article 32/A (1) of the Corporate Tax Law No. 5520, earnings from investments, which are specified in sub-article 2, and for which the Ministry of Industry and Technology issued “investment incentive certificates” (certificates were formerly issued by the Ministry of Industry and Technology), are subject to reduced corporate tax rates starting from the accounting period in which the investment becomes partially or completely operational, up until the “investment contribution amount” is reached.

Within the scope of this article’s implementation, the “investment contribution amount” refers to the amount to be covered by the State through the tax that is waived by applying reduced corporate tax. The corporate tax amount to be waived is calculated by applying the reduced corporate tax rate to the earnings obtained from the investment. The tax amount to be waived cannot exceed the investment contribution amount.

The President is authorized to determine the investment contribution rate –the ratio of the investment contribution amount to the total investment amount—for each province group, strategic investments, or for regions and places in sub-paragraph (a) of sub-article 2 of Article 32/A, up to a rate not exceeding 55%. Provided that the investment amount exceeds TL 50 million, the President is authorized to determine the investment contribution rate up to 65%. The President may apply a discount of up to 90% to the corporate tax rate.

Other Taxes

Effective June 15, 2012, a new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Türkiye under the supervision of the Capital Markets Board to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

With the Law Amending Some of the Laws for Improving Investment Environment (No. 6728) the Article related to exemption in lease certificates was amended establishing a new regulation that entered into force on August 9, 2016 requiring that papers issued in accordance with the different lease certificate types determined by Capital Markets Board, lease certificate payments and all kinds of papers issued in accordance with their securities are exempted from stamp tax and, the scope of fees exemption was extended taking into account the amendments made in lease certificate issue in the capital markets regulations.

With the amendment made by Law no. 6728 dated July 15, 2016, usage of credits, insurance and lease certificates papers and certain related contracts have been exempted from stamp duty taxes. With the same amendment, share transfers of joint stock, limited partnerships and limited liability companies and any assets and rights that constitute the basis for the export of lease certificates and any guarantees, mortgages and similar transactions have been exempted from stamp duty taxes.

With the amendment made by Law No. 7061, the papers issued by Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance projects of public-private partnership have been exempt from stamp duty. The President has been authorized to differentiate the duty amounts of certain types of paper. Law No. 7061 also exempts the transactions of the Special Purpose Vehicles established for providing funding through an issuance of securities abroad to finance public private partnership projects from fees (excluding judicial fees). Law No. 7061 abolishes the fees related to method determination agreement for transfer pricing. Law No. 7061 increases the Inheritance and Gift Tax rate applied to prizes from contests and draws from 10% to 20%.

With the Law on Digital Service Tax and Amendment of Some Laws and Amendment of the Decree No: 375 (Law number 7194), digital service tax and accommodation tax was legislated on December 7, 2019.

The digital service tax (“DST”) rate is 7.5% and applies to the revenue generated from rendering digital services in Türkiye covered by the Law on Digital Service Tax. Principally, all digital service providers that generate revenue from such services are defined as the taxpayer, however, tax is applied practically only to taxpayers whose generated revenue exceeds EUR 750 million globally and TL 20 million in Türkiye, according to exemption thresholds determined by the aforementioned Law on Digital Service Tax. DST entered into force on March 1, 2020.

The accommodation tax rate is 2% and applies to the accommodation services rendered by hotels, motels, holiday resorts, pensions, apartments, camping, and guesthouses. Accommodation tax entered into force on January 1, 2023.

Tax Revenues

The following table sets forth tax revenues for the years indicated:

Table 52

(in million of TL)	2019	2020	2021	2022	2023
Total Tax Revenues	673,860	833,251	1,164,988	2,353,438	4,501,109
Personal Income Tax	162,704	158,842	219,656	356,464	694,044
Corporate Income tax	78,829	105,057	177,973	507,454	786,318
Motor vehicle tax	14,503	15,983	18,836	23,627	70,253
Valuable Property Tax	—	—	23	40	75
Domestic Value Added Tax	55,458	71,555	123,448	175,143	505,496
Excise Tax	147,134	207,283	205,392	419,791	928,197
Petroleum Consumption Tax (Within Excise Tax)	60,997	69,009	31,292	76,765	172,835
Banking and Insurance Transaction Tax	22,670	27,069	33,029	58,639	132,742
Stamp Duty	18,853	20,964	28,203	41,945	82,602
Fees	24,176	30,741	42,085	76,774	129,718

(in million of TL)	2019	2020	2021	2022	2023
Special Communication Tax	4,014	4,488	6,618	9,298	16,650
VAT on Imports	125,271	159,206	261,885	578,965	949,510
Other Tax Revenues	20,248	32,063	47,844	105,298	205,504

Source: Ministry of Finance General Directorate of Public Accounts; UT

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 53

(% of GDP)	2019	2020	2021	2022	2023
Total Tax Revenues	15.61%	16.51%	16.07%	15.68%	17.13%
Personal Income Tax	3.77%	3.15%	3.03%	2.38%	2.64%
Corporate Income tax	1.83%	2.08%	2.46%	3.38%	2.99%
Motor vehicle tax	0.34%	0.32%	0.26%	0.16%	0.27%
Domestic Value Added Tax	1.28%	1.42%	1.70%	1.17%	1.92%
Excise Tax	3.41%	4.11%	2.83%	2.80%	3.53%
Petroleum Consumption Tax (Within Excise Tax)	1.41%	1.37%	0.43%	0.51%	0.66%
Banking and Insurance Transaction Tax	0.53%	0.54%	0.46%	0.39%	0.51%
Stamp Duty	0.44%	0.42%	0.39%	0.28%	0.31%
Fees	0.56%	0.61%	0.58%	0.51%	0.49%
Special Communication Tax	0.09%	0.09%	0.09%	0.06%	0.06%
VAT on Imports	2.90%	3.15%	3.61%	3.86%	3.61%
Other Tax Revenues	0.47%	0.64%	0.34%	0.44%	0.78%

Source: Ministry of Finance General Directorate of Public Accounts; UT

GRANTS, AIDS AND SPECIAL REVENUES

According to the Public Financial Management and Control Law No. 5018, “special revenue” refers to the revenues obtained from the activities of the administrations within the scope of the general budget, other than public duties and services, specified in the relevant laws or Presidential decrees and from the delivery of priceable goods and services and shown in the general budget.

Special revenues of general budget administrations are recorded as revenue in the General Budget Table (B) and their equivalent is allocated as special appropriations to general budget administrations.

The Higher Education Student Loans and Dormitories Institution and the General Directorate of Sports, which were among the special budget administrations, were included in the general budget administrations beginning in 2018 with the Decree Law No. 703.

As a result of this change, revenues from the delivery of priceable goods and services of these two institutions, such as tuition loan repayments revenues and dormitory bed fees obtained by the Higher Education Student Loans and Dormitories Institution, which were previously included in their own revenues are now considered special revenues and are recorded within the scope of “Grants and Aids and Special Revenues.” Increases in the amounts recorded in the special revenue item since 2019 are due primarily to the fact that the revenue items of the aforementioned institutions are now recorded within the scope of the revenues of general budget administrations.

In 2023, Grants and Aids and Special Revenues was approximately TL 25 billion. Special Revenues, which are a sustainable source of revenue, constitute 71.1% of this revenue item. Special revenues consists of 30.1% from Spor-Toto Share Revenues, 24.3% from Education Loan Reimbursement Revenues, 12.8% from Dormitory Revenues obtained by the Ministry of Youth and Sports, 6.8% from Transformation Revenues for Areas Under Disaster Risk and 10.5% from other Special Revenues.

Grants and Aids Received from Institutions and Individuals constitute 25.8% of Grants and Aids and Special Revenues, with TL 6.449 billion in revenue in 2023. In the sub-heading of this revenue item, the most dominant item is “Grants and Aids Received from Institutions and Individuals”, which constitute 25.8% of Grants and Aids and Special Revenues. Grants and aids received from institutions and individuals are not considered sustainable as this income can change from year to year and is unpredictable, and such grants and aids are given on a voluntary basis.

Revenues Received for Service Delivery were TL781.498 million in revenue in 2023, and represented a share of 3.1% in the total Grants and Aids and Special Revenues. This item does not constitute sustainable source of revenue. Revenues Received for Service Provision are generated depending on the service needs of the institutions which are outside the scope of the Central Government Budget, to be provided by institutions which are within the scope of the Central Government Budget. In this respect, these revenues will be high in periods when service needs are high and low in periods when service needs are low.

STATE OWNED ENTERPRISES

State owned enterprises (“SOEs”) (companies that are subject to Decree Law 233 and 100% of shares of which are owned by the State) continue to play an important role in the Turkish economy. As of December 31, 2023 there are 20 SOEs that are subject to Decree Law No. 233 (including Turkish State Railways Transport Inc., an affiliate of Turkish State Railways (TCDD)). With the Presidential Decree No. 7899 dated November 30, 2023, the Turkish-Sudan International Agriculture and Livestock Inc., which is an affiliate of General Directorate of Agricultural Enterprises (TİGEM), was liquidated. Besides these companies, there are public undertakings that are subject to Law No. 4046 in the portfolio of the Privatization Administration, an affiliate agency of the Ministry of Treasury and Finance.

There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halkbank, T. Vakıfbank, T. Kalkınma ve Yatırım Bank, T. Emlak Katılım Bank and Eximbank.

In addition to these banks, there are companies that also have respective legislation of establishment, e.g: publicly owned satellite company (TÜRKSAT A.Ş.), a postal company (PTT A.Ş.), Military Factory and Shipyard Management Joint Stock Company (ASFAT A.Ş.), International Health Services Inc. (USHAŞ), Mechanical and Chemical Industries Corporation (MKE) and Turkish Reassurance Company.

There are also various publicly majority-owned companies, which are the subsidiaries of state agencies, municipalities and foundations controlled by the state.

Additionally, the Türkiye Wealth Fund is a sovereign wealth fund, founded in August 2016. In 2017, ownership of Ziraat Bank, TÜRKSAT, Petroleum Pipeline Corporation (BOTAŞ), PTT, Turkish Petroleum Corporation (TPAO), Eti Maden Operations General Directorate (Eti Maden), General Directorate of Tea Enterprises (ÇAYKUR), state stakes of Turkish Airlines (49.12%), Türk Telekom (6.68%), Istanbul Stock Exchange (Borsa İstanbul) (73.6%), Turkish Maritime Organization (TDİ) (49.0%) and Halkbank (51.11%) were transferred to the Türkiye Wealth Fund.

As a result of Türkiye Wealth Fund’s capital injection to state banks in 2023, the ownership shares of the Türkiye Wealth Fund in Halkbank and Vakıfbank increased to 91.49% and 74.79% respectively. (In addition, together with the Ministry of Treasury and Finance’s 14.75% share in Vakıfbank, the public share in Vakıfbank is 86.68%) Also, in 2018, Nasdaq OMX sold its 7% equity stake, and in 2019 EBRD sold its 10% equity stake to the Türkiye Wealth Fund; accordingly, Fund’s stake in Borsa İstanbul increased from

73.6% to 90.6%; in 2020 Türkiye Wealth Fund sold 10% of its equity stake to Qatar Investment Authority, and as a result of this sale the Türkiye Wealth Fund’s stake in Borsa İstanbul decreased to 80.6% Ownership of Turkish Sugar Factories Inc. (TÜRKŞEKER) was transferred to the Türkiye Wealth Fund in 2021. In 2022, the Türkiye Wealth Fund acquired 55% of shares in Türk Telekom from LYY Telekomünikasyon A.Ş. and raised the Fund’s total share in the company to 61.68%. (In addition, together with the Ministry of Treasury and Finance’s 25% share in Türk Telekom, the public share in Türk Telekom is 86.68%.)

Non-financial companies subject to Decree Law 233 are, Turkish Grain Board (TMO), Electricity Generation Corporation (EÜAŞ) (upon the promulgation of Decree Law No: 703 dated September 7, 2018, Turkish Electricity Trading and Contracting Company (TETAŞ) merged with Electricity Generation Corporation), Turkish Electricity Transmission Company (TEİAŞ), BOTAŞ, TCDD, General Directorate of State Airports Authority (DHMİ), General Directorate of Coastal Safety (KEGM), General Directorate of State Supply Office (DMO), Turkish Coal Enterprise (TKİ), Turkish Hard Coal Company (TTK), Eti Maden, TPAO, ÇAYKUR, Turkish Rail System Vehicles Industry Inc. (TÜRASAŞ), TÜRKŞEKER, Meat and Milk Board (ESK), Turkish Electricity Distribution Company (TEDAŞ), Türkiye Electromechanic Industry Corporation (TEMSAN), TİGEM and TCDD Transportation Inc.. Regulation, supervision and audit of the SOEs are executed by the Ministry of Treasury and Finance, the Turkish Court of Accounts, line ministries and if applicable the Privatization Administration in accordance with the relevant legislation.

SOEs are also subject to independent external audit based on the International Standards on Auditing (i.e. SOEs must also report their financial statements according to International Financial Reporting Standards).SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks T.C. Ziraat Bank, T. Halkbank and T. Vakıfbank are public joint-stock companies that conduct their market operations under banking and commercial laws only. T.C: Ziraat Bank, T. Halkbank and T. Vakıfbank are among the largest commercial banks as they account for 39.18% of total savings deposits in Türkiye as of December 31, 2023.

In addition to receiving funding directly from the central budget in the form of capital injection, SOEs can borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs -i.e. those subject to Decree No. 233, the enterprises in Law No. 4046 that are subject to annual investment and financing program- increased from approximately TL 197.4 billion in 2022 to TL 1,424.7 billion in 2023. . (Borrowing Requirement and Financing of SOEs and the Enterprises in Privatization Portfolio Statistics are calculated on the basis of inflation adjusted data in accordance with the General Communique No. 555 on the Tax Procedure Act, published in the Official Gazette dated December 30, 2023 and numbered 32415. Accordingly, there is an increase in the Borrowing Requirement in 2023 in line with the increases in assets and an increase in Deferred Payments in line with the increases in liabilities compared to 2022.)

The following table summarizes information related to the financing requirements of the above-mentioned SOE System for the years indicated:

Table 54

Financing Requirements of SOE System (in thousands of Turkish Lira)[2]	2019	2020	2021	2022	2023
Total financing requirement	-31,358,759	-26,939,976	-53,044,343	-218,457,109	-1,599,454,745
Increase (reduction) from internally generated funds	1,928,025	9,013,459	-50,668,298	-226,010,667	-122,271,361
Net financing requirement from outside sources	-29,430,734	-17,926,517	-103,712,641	-444,467,775	-1,721,726,106
Transfers from consolidated budget	20,118,705	18,521,184	63,508,229	247,102,105	296,987,862
Borrowing requirement	-9,312,028	594,667	-40,204,412	-197,365,670	-1,424,738,244
Deferred payments	10,481,130	8,550,147	36,572,455	179,919,080	1,204,962,737
Advance payments	-9,728,009	-9,774,703	-83,972,412	-56,078,130	40,091,862
Cash financing requirement	-8,558,908	-629,889	-87,604,368	-73,524,719	-179,683,645
Change in cash	-2,688,790	-9,299,873	511,752	-113,487,602	63,196,789
Securities and deposits	-246,775	1,973,215	-718,537	-2,135,186	-1,269,814
Domestic bank borrowing, net	7,806,521	2,351,015	33,270,117	96,952,885	47,291,318
Foreign borrowing, net	3,687,952	5,605,532	54,541,036	92,194,622	70,465,352
Government bonds	0	0	0	0	0

[2]

Statistics of SOEs that are subject to Decree Law No: 233 and enterprises in Law No: 4046 that are subject to annual investment and financing program are available on the Ministry of Treasury and Finance website (https://en.hmb.gov.tr/state-owned-enterprises).

*	Provisional

Source: Ministry of Treasury and Finance

In 2023, the SOE System reported a profit of TL 91.7 billion.

SOE System investments accounted for 14.40% of total public sector fixed investments in 2019, 14.89% in 2020, 16.74% in 2021, 20.16% in 2022 and 18.10% in 2023(total public sector fixed investments consist of SOEs, central government, local administrations and social security institutions’ figures).

Budgetary transfers to the SOE System accounted for approximately 2.01%, 1.54%, 3.96%, 8.40% and 4.51% of central budget expenditures in 2019, 2020, 2021, 2022 and 2023 respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Table 55

Profits and Losses of SOE System (in thousands of Turkish Lira)	2019	2020	2021	2022	2023*
Total Revenues	182,371,046	193,673,876	394,553,784	1,198,939,159	1,453,735,416
Total Expenditures	182,413,733	191,249,664	415,351,695	1,187,459,290	1,362,018,481
Profit (loss)	-42,688	2,424,212	-20,797,911	11,479,869	91,716,935

*	Provisional

Source: Ministry of Treasury and Finance

Electricity Sector

The restructuring process for electricity markets in Türkiye has been in progress since early 2000s. Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

In Türkiye, electricity generation can be carried out by public and private companies with a generation license obtained from the Energy Market Regulatory Authority (EMRA). EÜAŞ, a state-owned company established to carry out electricity generation activities, owns and operates the state owned power plants. As of 2023, EÜAŞ has 11 thermal power plants, 45 hydroelectric power plants and 2 wind power plants and it has an installed capacity of 21,535 MW in total (7,334 MW of which is from thermal power plants, 14,183 MW of which is from hydroelectric power plants and 17 MW of which is from the wind power plant). While Türkiye has a 109,348.72 MW installed capacity as of 2023, the share of EÜAŞ of the installed capacity is 19.7% in the sector, which comprises 13.6% of Türkiye’s licensed electricity production. The share of hydroelectric power plants in total electricity generation decreased from 20.7% in 2022 to 19.7% in 2023, likewise the share of thermal power plants using natural gas decreased from 21.8% in 2022 to 21.1% in 2023. For 2023, the share of renewable installed capacity was 56.3% and the share of installed capacity for domestic sources was 66.7%, the share of electricity generation was 42.3% from renewable sources, and the share of generation from domestic sources was 56.5%.

Türkiye’s electricity distribution network has been divided into 21 distribution regions. After completing the process of privatization in 2013, each distribution company (each privatized through transfer of operations rights of the network for their respective regions) obtained a distribution license from EMRA. Although the distribution system assets are still owned by the state-owned TEDAŞ, such assets are now operated, and the distribution activities are now carried out, by the private sector. TEİAŞ is a state-owned company that owns and operates the electricity transmission throughout the country. It is also responsible for operating the balancing power market and the ancillary services market. Pursuant to the Presidential Decision published in the Official Gazette dated July 3, 2021, TEİAŞ was included in the scope of privatization to be privatized under the public offering method.

Türkiye regulates the electricity sector through the EMRA. Standard regulatory functions include licensing, tariff setting, market monitoring and dispute settlement.

Electricity wholesaling activities are carried out by both the state-owned EÜAŞ and by private entities with licenses from EMRA. The state-owned wholesale company Turkish Electricity Trading and Contracting Company (TETAŞ) merged into EÜAŞ in 2018. Since this merger, EÜAŞ has been the sole state-owned wholesale company responsible for selling electricity to market players. Prior to the merger, TETAŞ was primarily responsible for purchasing electricity from privately owned Build-Operate, Build-Operate-Transfer and Transfer of Operating Rights power plants and EÜAŞ hydro power plants, selling the purchased electricity to electricity distribution companies and assigned supplier companies (incumbent retailers), and exporting and importing electricity. Since then, these activities have been carried out by EÜAŞ.

The Turkish electricity wholesale market mostly relies on bilateral contracts, complemented by a spot market and a balancing mechanism. As part of the transition to a liberal and competitive energy market model, day-ahead, intraday and balancing power markets were established to provide market participants a trading platform based on integrity, transparency and competition. The Energy Exchange Istanbul (EXIST) operates the day-ahead and intraday electricity spot market. EXIST’s main activities include planning, establishing, developing and operating energy markets in an efficient, transparent and reliable manner. EXIST is positioned to secure reliable reference price determination without discrimination among providers. TEİAŞ holds 30%, Borsa İstanbul holds 34.16% shares in EXIST, with 97 private market participants holding the remaining 35.84% shares.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yeniköy, Yatağan, Kemerköy, Çatalağzı Thermal Power Plants and Kayaköy, Esendal, Isıklar, Dere and İvriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma thermal power plants, which have a total 1,565 MW installed capacity, was completed in June 2015. The privatization process of Hopa power plant was completed in 2016. In 2017, ten hydroelectric power plants with a total installed capacity of 324 MW were privatized. In 2018, 2019, 2021, 2022 and 2023 Türkiye completed the privatization processes of ten, three, five, two and two hydroelectric power plants respectively.

Gas Sector

The sector is dominated by the state-owned BOTAŞ, which is one of the most prominent SOEs in the energy sector and owns pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities. The natural gas import amount of Türkiye, which was 50,483.57 mcm (million Sm3) in total, 91% was covered by BOTAŞ, 9% by other companies holding import licenses (imports) in 2023. In 2023, natural gas production broke the all-time record and realized as 807.28 mcm an increase of 112.5% compared to 2022. Türkiye’s natural gas consumption in 2023 was 50,210.84 mcm and natural gas export in 2023 is 896.3 mcm, which is also a record amount.

To ensure supply security, Silivri Natural Gas Storage Facility, with storage capacity of 2.84 bcm (billion Sm3), was taken over by BOTAŞ as of September 1, 2016. As of the end of 2022, the facility has 4.6 bcm storage capacity and 50 mcm daily back production capacity. The first phase of Salt Lake Storage Project has a storage capacity of 1 bcm and started the first gas filling process in February 2017. By the end of 2023, the facility has a 1.2 bcm storage capacity and 40 mcm daily back production capacity.

The first Floating Storage and Regasification Unit (“FSRU”) of Türkiye in Aliağa/İzmir was commissioned on December 23, 2016, and second FSRU Terminal in Dörtyol/Hatay was commissioned on February 7, 2018. With these terminals, Türkiye aims to achieve supply security and diversification of gas sources. In addition to these FSRU facilities, Ertuğrul Gazi, Türkiye’s first FSRU ship, was put into service on June 25, 2021 at BOTAŞ Dörtyol Terminal located in Dörtyol district of Hatay. The Trans Anatolian Natural Gas Pipeline Project (TANAP) brings natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea, not only to Türkiye, but also to Europe. The TANAP, along with the South Caucasus Pipeline and the Trans-Adriatic Pipeline, forms the elements of the Southern Gas Corridor. The Southern Gas Corridor Closed Joint Stock Company (51%), BOTAŞ (30%), British Petroleum Limited (12%), and SOCAR Türkiye Enerji A.Ş. (7% ) are the partners in the project. The Groundbreaking Ceremony of the TANAP occurred on March 17, 2015 and commercial gas flow to Türkiye has started as of June, 2018. Construction on the connection for gas transmission to Europe within the TANAP was completed on November 26, 2019 and first gas flow has started in 2020. In total, 6 bcm gas is expected to be transmitted to meet Türkiye’s gas demand under the TANAP, and 10 bcm gas is expected to be transmitted to Europe via the pipeline.

The TürkAkım Natural Gas Pipeline Project agreement was signed with Russia on October 10, 2016 and as of January 2020 natural gas flow has begun pursuant to the terms of the agreement. The project has a gas transmission capacity of 32 bcm.

On August 21, 2020 and on July 4, 2021 TPAO discovered a new natural gas field in the Sakarya region of the Black Sea with a total capacity of 710 bcm through its drilling activities. It is expected that gas from this new field will increase Türkiye’s coverage ratio for natural gas demand.

Mining Sector

Eti Maden, with U.S.$1.14 billion revenue in 2023, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Türkiye’s boron resources, Presently, Eti Maden has 73% of the world boron reserves, and meets approximately 60% of the world boron demand, according to the Eti Maden Boron Sector Report dated 2023.

TKİ holds 12.66% of the Türkiye’s lignite reserves as of the end of 2023 and sells its products mainly to thermal power plants. Lignite is used for heating and various industrial sectors are the other customers of TKİ. Also, TKİ distributes lignite to low-income families and schools and receives payments from the Ministry of Treasury and Finance for this duty.

As of the end of 2023, with the newly discovered reserves, Türkiye’s total lignite reserve amount has reached to 20.53 billion ton, EÜAŞ, the General Directorate of Mineral Research and Exploration (MTA) and the private sector cumulatively own 87.34% share of total lignite reserves.

TTK is an SOE that produces hard coal in the Zonguldak basin of Türkiye. The company primarily sells its product to the energy sector. The iron and steel industry is the second largest consumer for hard coal. TTK has been receiving capital transfers from the Ministry of Treasury and Finance, and receives payments for coal distribution to low-income families.

Petroleum Sector

The Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

TPAO, formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 79% of Türkiye’s crude oil production and 85% of Türkiye’s natural gas production as of the end of 2023. In 2023, Türkiye’s crude oil production reached 82,235 barrels per day from 71,955 barrels per day in 2022.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TPAO the second largest partner in the multinational consortium.

TPAO purchased its first drill ship, Deepsea Metro 2, from Norway in 2017 to prospect oil in the Eastern Mediterranean and the Black Sea and this ship started the drilling of Alanya-1 deep sea well on 29 October 2018 for the first time. In 2018, the new drilling ship Yavuz was added to the TPAO’s Inventory and Türkiye has enhanced its deep sea exploration capabilities. On January 31, 2021 and in November 2021, respectively, drilling ship Kanuni and drilling ship Abdülhamid Han were added to the TPAO’s inventory.

On May 10, 2021, an oil discovery was made by TPAO in the Şehit Esma Çevik-1 exploration well in Şırnak province. In addition, Şehit Aybüke Yalçın-1 well in Cudi-Gabar region became the largest and most important discovery for Türkiye, and it was one of the largest continental discoveries globally in 2023.

In 2023, a total of 214 wells were drilled, including 134 exploration and detection wells also 80 production wells across the country. 176 of these wells were drilled by TPAO.

TPAO’s investments in 2023 exceeded $2.5 billion.

Agriculture Sector

In Türkiye, TMO, ÇAYKUR, ESK, TİGEM and TÜRKŞEKER operate as profit-oriented SOEs in agricultural sector. They are associated with the Ministry of Agriculture and Forestry. TMO is a company that regulates the grain and legume markets by performing buying, selling and stocking activities when required. At the end of 2023, TMO had nearly 4 million metric tons of storage capacity. ESK operates mainly in meat sector by processing and selling red meat, chicken meat and its products. Since 2016, ESK has occasionally performed regulation activities in milk sector by buying milk and selling milk powder. ÇAYKUR produces and sells tea, and as of the end of 2023, ÇAYKUR operates 49 factories and had 50-55% market share. TİGEM’s core mission is to increase the quality, quantity and variety of agricultural production by producing seed, breeding livestock and providing raw materials for agriculture. TÜRKŞEKER processes sugar beets to produce sugar and byproducts.

Railways

Law No. 6461 concerning the “Liberalization of the Turkish Railway Transport”, which became effective on May 1, 2013, ensures that railway infrastructure and freight transportation can be operated both by public and private companies and railway infrastructure and train/transportation operations will be separated. The law required that TCDD become an infrastructure operator and required that TCDD Transportation Inc.be established as a subsidiary of TCDD in order to be responsible for train/transportation operations. TCDD Transportation Inc. began operating on January 1, 2017. TCDD Transportation Inc. collaborated with the first private railway train operator, OMSAN Logistics and leased electric locomotives and wagons to the company in October 2017.

Körfez Ulaştırma A.Ş., a wholly owned subsidiary of TÜPRAŞ, is the second private railway train operator that provides freight transportation service.

As of the end of 2023, TCDD owned 13,919 km of track, 2,251 km of which is a high-speed train track, and TCDD Transportation Inc. owned 659 locomotives, 90 EMUs, 99 DMUs, 31 high-speed train sets, 637 passenger cars, and 16,758 wagons.

PRIVATIZATION IMPLEMENTATIONS

Türkiye aims to further enhance its functioning market economy through ensuring openness and competitiveness, upgrading productivity, strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

Privatization proceeds realized by the Privatization Administration of Republic of Türkiye (the “Privatization Administration”) have reached U.S.$71.48 billion (on a commitment basis) as of December 31, 2023, U.S.$51.3 billion of which has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim, Ports and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$759 million, U.S.$588 million, U.S.$497 million, U.S.$355 million and U.S.$346 million for the years 2019, 2020, 2021, 2022 and 2023 respectively. The total amount realized from January 1, 1986 through December 31, 2023 was U.S.$52.2 billion.

From the period January 1, 2019 through December 31, 2023, the privatization implementations of Türkiye have resulted in net proceeds of U.S.$1.2 billion (privatization implementations completed by the Privatization Administration). The following is a summary of the most significant privatization implementations completed between January 1, 2019 and December 31, 2023:

Table 56

Name of the Company	Field of Operation	Date of Privatization	Amount (Million U.S.$)
Various Real Estate of the Government during 2019	Real Estate	Year round 2019	82.3
Çamlıca-1 HPP Power Generation	Power Generation	11/05/2021	59.9
Topçam HPP Power Generation	Power Generation	12/24/2021	80.8
Various Real Estate of the Government during 2021	Real Estate	Year round 2021	187.2
Taşucu Port	Port Operation	01/21/2022	50.8
Various Real Estate of the Government during 2022	Real Estate	Year round 2022	441,2
Various Real Estate of the Government during 2023	Real Estate	Year round 2023	179.1

Note: Only privatizations worth U.S.$50 million or more are listed above.

Source: Privatization Administration

Table 57

Privatization implementations by the Privatization Administration by years (Million U.S.$)

Source: Privatization Administration

Energy Sector

Electric Power Generation

(1) Hydroelectric Power Plant (HPP)

Tohma HPP: Tohma HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$10.9 million. The sales agreement was signed on January 2, 2019.

Dinar 2 HPP: Dinar 2 HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$1.5 million. The sales agreement was signed on February 27, 2019.

Çine HPP: Çine HPP and its related real estates and tangible assets were privatized under the TOR method. The highest bid was U.S.$20.8 million. The sales agreement was signed on April 22, 2019.

Ahiköy I – II HPPs: The tender for Ahiköy I – II HPPs and their related real estate and tangible assets was made on January 20, 2020. The tender was held on September 20, 2020. The highest bid was U.S.$1.5 million. The sales agreement was signed on January 22, 2021.

Çamlıca I HPP: Çamlıca HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$67.03 million. The sales agreement was signed on November 5, 2021.

Tortum HPP: Tortum HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$22.9 million. The sales agreement was signed on December 8, 2021.

Topçam HPP: Topçam HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$78.9 million. The sales agreement was signed on December 24, 2021.

Çal HPP: Çal HPP and its related real estate and tangible assets owned by EÜAŞ were privatized under the TOR method. The highest bid was U.S.$0.6 million. The sales agreement was signed on February 28, 2022.

Akköprü HPP: Akköprü HPP and its related real estate and tangible assets owned by EÜAŞ were to be privatized under the TOR method, but the tender was canceled by a Presidential Decision. Preparatory work for the re-tender of the power plant is ongoing.

Girlevik II and Mercan (HPP): The tender announcement for the privatization of Girlevik II and Mercan HPP under the TOR method, valid for 49 years, was made in February of 2021. The final negotiations were held in December of 2021. The highest bid was U.S.$10.1 million. The TOR agreement was signed on August 5, 2022.

Dereiçi HPP: The tender announcement for the privatization of Dereiçi HPP with TOR method for 49 years was made on November 15, 2022. The final negotiations were held on January 17, 2023. The highest bid was U.S.$1.16 million. but the tender was canceled by a Presidential Decision. Preparatory work for the re-tender of the power plant is ongoing.

(2) Aliağa Natural Gas Combined Cycle Power Plant

Aliağa Natural Gas Cycle Power Plant of EÜAŞ was included in the scope and the program of privatization by the decision of the High Council of Privatization dated June 15, 2015 and numbered 2015/55. Since the electricity generation license of the power plant was revoked by EMRA in 2017, the power plant and the real estate on which the plant is located were planned to be privatized by an“Asset Sale” method.

•

The zoning plans prepared by the Administration for the immovable property was approved by the Presidential Decree dated June 2, 2022, and numbered 5644. The zoning plan was made effective after being published in the Official Gazette dated June 3, 2022 and numbered 31855.

•

The tender announcement for Aliağa Natural Gas Cycle Power Plant, and the real estate on which the power plant is located, was announced on October 10, 2022. The final negotiations were held on November 30, 2023. However, the tender was not concluded and the estimated tender date is the last quarter of 2024.

(3) Esenyurt Natural Gas Combined Cycle Power Plant

Esenyurt Power Plant with 180 MW installed power, started its operations on May 22, 1999 with the Build-Operate-Transfer method was taken over by EÜAŞ after the 20-Year Concession Agreement which expired on May 22, 2019.

•

Since the Esenyurt Natural Gas Power plant does not produce electricity, a zoning plan including housing and trade function was prepared by the Administration for the real estate on which the power plant is located.

•

The zoning plans prepared by the Administration for the immovable property was approved by the Presidential Decree dated December 2, 2021 and numbered 4884. The zoning plan was made effective after being published in the Official Gazette dated December 3, 2021 and numbered 31678.

Preparatory work for the privatization of Esenyurt Natural Gas Combined Cycle Power Plant, and the immovable property on which it is located, continues through the asset sale method. The estimated tender date is the second quarter of 2024.

(4) Çayırhan “A” Thermal Power Plant and Mining Site

The contract for the Operating Rights of Çayırhan Thermal Power Plant, which was operated by Ciner Group for 20 years, beginning as of July 1, 2000, within the scope of the Law No. 3096, expired as of June 30, 2020.

With the Presidential Decision dated November 11, 2021 and numbered 4770;

•	Çayırhan Thermal Power Plant owned by EÜAŞ,

•	immovable property indicated in the Decision owned by EÜAŞ and the Treasury,

•	movables owned by Çayırhan Lignite Enterprise owned by EÜAŞ,

•	immovables in Uluköy and Karaköy districts, owned by EÜAŞ and the Treasury,

are planned to be privatized through an “Asset Sale” method.

Licenses No. 23405 and 30963 registered in the name of EÜAŞ and the mentioned mining sites are planned to be privatized through a “Transfer of Operating Rights” method. A contract was signed with the Technical Consultant on March 2022. The preparatory work for the privatization of the power plant is ongoing. Estimated tender date is the last quarter of 2024.

(5) Tekirdağ “A” and “B” Natural Gas Combined Cycle Power Plants

Tekirdağ “A” Natural Gas Combined Cycle Power Plant, located in Tekirdağ Province, Marmara Ereğlisi District, with an installed power of 488.88 MWm and 478 Mwe, started commercial production in 1999 and was transferred to EÜAŞ from Uni-mar Enerji Yatırımlar A.Ş. in 2019.

With the President’s Decisions dated March 8, 2022 and numbered 5276 and 5277,

•	Tekirdağ Natural Gas Combined Cycle A Power Plant was included in its scope and program with its immovables and other assets.

•

The Tekirdağ Natural Gas Combined Cycle B Power Plant, together with its immovables, has been included in the privatization scope in accordance with the “program of certain land and sea waters under the rule and disposal of the State.”

The privatization tender is planned to be made on an investment conditional basis with the “Asset Sale” method.

A contract was signed with the technical consultant in April 2022 and the Preparatory work is underway for the privatization of Tekirdağ A and B power plants with investment conditions.

Turkish Electricity Transmission Corporation (Türkiye Elektrik İletim A.Ş (TEİAŞ.)):

Turkish Electricity Transmission Corporation (Türkiye Elektrik İletim A.Ş (TEİAŞ.): TEİAŞ was included in the privatization portfolio by Presidential Decree on July 2, 2021. It was decided to privatize TEİAŞ through a public offering.

The Privatization Administration hired legal, technical and financial consultants to prepare the company for the public offering. The Privatization Administration signed contracts with three consulting firms:

1-Legal consultancy consortium (Erdem & Erdem-Morgan Lewis),

2- IPO readiness consultant (Ernst & Young) who will carry out the IPO preparation process.

3- Technical consultant (MRC).

The baseline and recommendations report was received from all consultants assigned by the Administration.

In addition to these consultants, TEİAŞ signed a contract with an International audit firm (PwC) to audit TEİAŞ’s 2018-2023 financial records to support the IPO preparation and to finalize draft financial statements and notes to the financial statements of TEİAŞ for the fiscal years 2018 through 2022.

•

In preparation for the IPO, meetings were held with 23 international infrastructure funds in Istanbul, London, Stockholm, Frankfurt, Copenhagen, New York, Tampa, Boston and investor feedback reports were prepared by Ernst and Young.

•

In addition, TEİAŞ signed a contract with “Denge Real Estate Appraisal Consultancy Company” to determine the current values of fixed assets for Fixed Asset Valuation and The process of determining the current value of fixed assets of TEİAŞ has been completed. Preparatory work for the privatization of TEİAŞ is going on.

Sugar Sector

In 2018, privatization tender regarding 14 mills of Turkish Sugar Mills Inc. (Türkşeker) was launched. 10 out of 14 mills were privatized and the tender for 4 mills were canceled.

Afyon Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$125.0 million. The sales agreement was signed on August 17, 2018.

Alpullu Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$29.0 million. The sales agreement was signed on November 30, 2018.

Bor Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 06, 2018. The highest bid was U.S.$53.3 million. The sales agreement was signed on September 20, 2018.

Çorum Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 09, 2018. The highest bid was U.S.$112.2 million. The sales agreement was signed on June 25, 2018.

Elbistan Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 26, 2018. The highest bid was U.S.$63.2 million. The sales agreement was signed on July 11, 2018.

Erzurum—Erzincan Sugar Mills: Tender announcement was made on April 21, 2018. The final negotiations with the bidders were completed on May 10, 2018. The highest bid was U.S.$59.3 million. The sales agreement was signed on July 16, 2018.

Kırşehir Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders completed on April 6, 2018. The highest bid was U.S.$68.1 million. The sales agreement was signed on May 24, 2018.

Muş Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 27, 2018. The highest bid was U.S.$48.5 million. The sales agreement was signed on July 12, 2018.

Turhal Sugar Mill: Tender announcement was made on February 21, 2018. The final negotiations with the bidders were completed on April 16, 2018. The highest bid was U.S.$123.4 million. The sales agreement was signed on June 7, 2018.

All of the shares in Türkşeker’s capital were excluded from the scope and program of privatization under the Presidential Decision dated April 29, 2021 and numbered 3923. Türkşeker’s shares were instead transferred to the Türkiye Wealth Fund (TWF).

Türkşeker was subsequently affiliated to the Ministry of Agriculture and Forestry with the Presidential Decision dated November 12, 2021 and numbered 4803.

Ports

İzmir Port: The operations of the İzmir Port Authority were transferred to the Türkiye Wealth Fund on February 3, 2017 based on the Privatization High Council Decision No. 2017/5.

Tekirdağ Port: Tekirdağ Port was privatized with TOR method for 36 on December 26, 2018. U.S.$65.5 million was raised from the privatization of Tekirdağ Port.

Güllük Marina: Güllük Marina was privatized with TOR method for 36 on June 21, 2021. U.S.$4.1 million was raised from the privatization of Güllük Marina.

Taşucu Port and Rear Area: The tender announcement for the privatization of the Taşucu Port and its rear area under the TOR method for 40 years was made on May 7, 2021; the final bidding date was September 8, 2021. Final negotiations were held on September 22, 2021. The highest bid was U.S.$79.2 million. The Agreement for Transfer of Operational Rights was entered into on January 21, 2022 and all procedures have been accomplished.

Çanakkale Kuzu Marina: The tender announcement for the privatization of Çanakkale Kuzu Marina under the TOR for 36 years was made on November 5, 2018, with the last bidding date set as April 15, 2019. However, the tender was cancelled due to an insufficient number of bids.

Fenerbahçe Kalamış Marina: The marina is located in the Anatolian side of Istanbul and is classified as the most significant marina in Türkiye. A tender announcement for privatization of Fenerbahçe Kalamış Marina via the TOR method for 40 years was made on March 27, 2021. The final bidding date was July 7, 2021. However, the tender was cancelled. Another tender announcement was made on July 7, 2022 and the tender was cancelled on November 4, 2022 due to insufficient number of investors. A final trial for privatization initiated on April 6, 2024. The tender was finalized with $505 million and pending for closing period.

Other Sectors

National Lottery (Milli Piyango): The privatization process of the “Games of Chance by Grant of a License” ended on January 6, 2017 with Executive Order numbered 680. The entire operation of the “Games of Chance by Grant of a License” was transferred to TWF on January 6, 2017.

Doğusan Pipe Industry Trade Inc.: The Privatization Administration has attempted to privatize its 56.09% shares in Doğusan Pipe Industry Trade Inc. several times. The first and second tenders (2008 and 2009) were cancelled because no bids were received. The third and fourth tenders (2011 and 2012) were canceled because of the bidders refraining from signing the Share Purchase Agreement. The fifth tender (2016) was cancelled due to inadequacy of the bids. The Privatization Administration continues its efforts to privatize Doğusan.

MESBAŞ- Mersin Free Trade Zone: The privatization of the 21.26% shares of the sale of subsidiary MESBAŞ of TDI is complete and the contract was signed on November 8, 2017. The amount of the sale was U.S.$6.7 million.

TP Petroleum Distribution Company (TP Petrol Dağıtım A.Ş.): The tender announcement was made on August 1, 2016 and final negotiations were completed on October 20, 2016. The highest bid was U.S.$134.7 million. The transfer of shares was made on April 4, 2017.

Hidrojen Peroksit A.Ş.: The tender announcement was made on August 12, 2017 and final negotiations were completed on September 29, 2017. The highest bid was U.S.$4.5 million. The transfer of shares was made on July 9, 2018.

Periodic Inspection Services: Periodic inspection services carried out within the framework of the Measures and Adjustments Law No. 3516 were included in the scope and program of privatization with the Presidential Decree No. 3124 dated October 22, 2020. Tender preparation works are ongoing.

Vehicle Inspection Services: The privatization tender for the construction, maintenance, and operation of vehicle inspection stations for 20 years was held on December 20, 2004. The contracts will expire on August 15, 2027. In this context, preparations have begun for a new privatization tender.

Other Real Estate: In addition to these above-mentioned privatizations, from January 1, 2023 to December 31, 2023, the total amount of real estate privatizations reached approximately U.S.$179.1 million.

GRANTS, AIDS AND SPECIAL REVENUES

In 2023, the collection amount of “Grants and Aids Received and Special Revenues” was TL 55.4 billion.

Grant and Aids Received from Institutions and Individuals constitute 45.6% of this amount with TL 25.2 billion and do not constitute permanent revenue. “Grants and Aids Received from Institutions” and “Conditional Grants and Aids Received from Institutions”, which constitute 14.8% and 12.8% of the total revenue, respectively, are the most dominant items under the sub-heading of this revenue item.

Special Revenues constitute 32% of total revenues with TL 17.6 billion and are permanent revenues. These revenues include Sports Lotto Share Revenues at 30%, Student Loan Repayment Revenues at 24.3%, Dormitory Bed Revenues from the General Directorate of Credit and Dormitories Institution at 12.8%, and Revenues from the Conversion of Areas under Disaster Risk at 10.5%.

Revenues Received in Return for Service Provision amounted to TL 2.6 billion , representing 4.7% of total revenues. This item in the General Budget does not generate continuous revenues.

Received for Service Provision are generated depending on the service needs of the institutions which are outside the scope of the Central Government Budget, to be provided by institutions which are within the scope of the Central Government Budget. In this respect, these revenues will be high in periods when service needs are high and low in periods when service needs are low.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects. At the beginning of the 2000s, most of the extra-budgetary funds were closed in order to ensure unification of the government budget and improve accountability of the government budget. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Incentive Fund and the Support Price Stabilization Fund, for the 2019-2023 period:

Table 58

Extra Budgetary Funds (in millions of Turkish Lira)	2019	2020	2021	2022	2023(1)
Revenues	24,520	33,240	44,273	83,905	143,433
Expenditures	25,152	33,151	33,599	63,930	131,106
Surplus (Deficit)	-1,633	89	10,674	19,975	12,327
Financing	1,633	-89	-10,674	-19,975	-12,327

(1)	Provisional

Source: Presidency of the Republic of Türkiye Presidency of Strategy and Budget

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2019, total expenditures by local authorities decreased 5.65% to TL 129,679 million, and the deficit was TL 8,900 million. In 2020, total expenditures by local authorities increased 6.22% to TL 137,749 million, and the surplus was TL 3,717 million. In 2021, total expenditures by local authorities increased 38.27% to TL 190,459 million, and the surplus was TL 5,420 million. In 2022, total expenditures by local authorities increased 111.36% to TL 402,561 million, and the deficit was TL 39,830 million. In 2023, total expenditures by local authorities is projected to have increased 77.85% to TL 715,940 million, and the deficit to TL 79,555 million. The following table presents the operating balance of the local authorities for the years indicated:

Table 59

Local Authorities (in millions of Turkish Lira)	2019	2020	2021	2022	2023(1)
Revenues	120,779	141,466	195,879	362,730	639,385
Expenditures	129,679	137,749	190,459	402,560	715,940
Surplus (Deficit)	-8,900	3,717	5,420	-39,830	-79,555

(1)	Provisional

Source: Presidency of Strategy and Budget

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 60

Public Sector Fixed Investment (at current prices) (In % of total public sector fixed investment unless otherwise indicated)	2019	2020	2021	2022	2023(1)
Agriculture	6.6	6.0	7.3	8.4	8.1
Mining	4.1	3.5	6.0	10.0	8.2
Manufacturing	0.6	0.5	0.5	0.5	0.4
Energy	7.0	7.4	7.9	7.8	4.9
Transport and communication	35.5	42.1	37.1	35.9	39.2
Tourism	0.3	0.2	0.2	0.1	0.2
Housing	1.3	1.0	0.9	0.5	1.5
Education	13.2	10.1	11.0	9.7	10.4
Health	4.9	5.2	4.9	5.2	7.8
Other Services	26.6	24.0	24.2	21.9	19.3
Total	100.0	100.0	100.0	100.0	100.0
Total (in millions of Turkish Lira)	141,486	159,947	234,076	542,159	964,435

(1)	Provisional estimate.

Source: Presidency of Strategy and Budget

PUBLIC SECTOR BORROWING REQUIREMENT

In 2019, the central budget deficit was TL 124.7 billion, representing 2.89% of GDP. In 2020, the central budget deficit was TL 175.3 billion, representing 3.47% of GDP. In 2021, the central budget deficit was TL 201.5 billion, representing 2.78% of GDP. In 2022, the central budget deficit was TL 142.7 billion, representing 0.95% of GDP. In 2023, the central budget deficit was TL 1,380.4 billion, representing 5.25% of GDP.

In 2019, total public debt stock (gross) as a percentage of GDP increased to 33.6%, and the net debt of the public sector realized as 16.3%. In 2020, total public debt stock (gross) as a percentage of GDP increased to 38.8%, and the net debt of public sector realized as 19.2%. In 2021, total public debt stock (gross) as percentage of GDP increased to 41.5%, and the net debt of public sector realized as 20.5%. In 2022, total public debt stock (gross) as percentage of GDP increased to 30.3%, and the net debt of public sector realized as 16.8%. In 2023, total public debt stock (gross) as percentage of GDP decreased to 28.7%, and the net debt of public sector realized as 21.2%.

The following table sets forth information as to Türkiye’s public sector borrowing requirement based on the Medium Term Program 2024-2026:

Table 61

Public Sector Borrowing Requirement (as a percentage of GDP)	2019	2020	2021	2022	2023(1)
Central Government Budget	2.89	3.47	2.78	0.95	6.41
Local administrations	0.21	-0.07	-0.07	0.27	0.30
Social Security Institutions	-0.05	-0.03	0.00	-0.05	0.00
Unemployment Insurance Fund	-0.09	0.56	0.17	-0.22	-0.20
Revolving Funds	0.05	0.01	-0.09	-0.01	0.02
EBFs	0.04	0.00	-0.15	-0.13	-0.05
SOEs	0.21	-0.01	-0.09	1.58	-0.08
SOEs not under privatization	0.17	-0.04	-0.09	1.58	-0.08
SOEs under privatization	0.04	0.04	0.00	0.00	0.00
Total	3.25	3.93	2.54	2.38	6.40

(1)	Provisional estimate (Medium Term Program)

Source: Presidency of Strategy and Budget

DEBT

GENERAL

In Türkiye, the Ministry of Treasury and Finance (the “Treasury” or “MTF”) conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as lease certificates, zero coupon, inflation indexed, foreign exchange-denominated, gold denominated securities and government bonds with fixed coupon payments, floating rate notes and Turkish Lira Overnight Reference Rate-indexed notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Türkiye.

Türkiye has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1985.

On October 31, 2023, the Treasury published the 2024 financing program based on the 2024-2026 Medium Term Program projections. According to the financing program, the total amount of debt service in 2024 is projected to be TL 2,213.2 billion, comprising payments of TL 1,166.3 billion in principal and TL 1,046.9 billion in interest. Total domestic debt service is expected to be TL 1,565.2 billion while total external debt service is expected to be TL 648 billion. On the external financing front, the Treasury announced that up to U.S.$10.0 billion equivalent external financing is planned in 2024 through bond and lease certificate issuances in international markets.

The total gross outstanding external debt of Türkiye was approximately U.S.$474.6 billion at the end of March 2023, U.S.$476.3 billion at the end of June 2023, U.S.$480.6 billion at the end of September 2023, and U.S.$ 500.3 billion at the end of December 2023. It was approximately U.S.$457 billion as of the end of 2022.

As of December 31, 2023, the aggregate amount of scheduled repayment of principal and interest of external debt of Türkiye is U.S.$80.5 billion for 2024 (February-December), U.S.$53.1 billion for 2025, U.S.$49.1 billion for 2026 and U.S.$35.8 billion for 2027.

Türkiye’s central government domestic debt was approximately TL 3,209,252 million on December 31, 2023, compared to TL 1,905,331 million on December 31, 2022. These numbers represent an approximate 0.5 percentage point (pp) decrease (from 12.7% in 2022 to 12.2% in 2023) in the ratio of domestic debt to GDP between two years.

The EU-defined general government debt to GDP ratio in 2023 was 29.6%.

DOMESTIC DEBT

The share of foreign investors in total domestic debt followed a fluctuating course between 2019 and 2023. The ratio was 10.1%, 4.0%, 2.9%, 0.8% and 1.9% for the years between 2019 and 2023, respectively. Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2023 similar to the previous years. The sensitivity of the debt stock to macroeconomic variables was decreased by issuing TL-denominated, fixed-rate and long-term securities and positive developments were acquired in terms of maturity, cost of borrowing and composition of domestic borrowing.

With the implementation of strategic benchmark policy, benchmark government bonds were reopened on a regular basis. For this purpose, TL-denominated 2-, 5- and 10-year fixed rate coupon bonds have been issued on a regular basis as in international practice.

In order to reduce the sensitivity of the debt stock to fluctuations in the exchange rate, FX-denominated domestic borrowing of U.S.$6.6 billion was realized in the domestic market during the January-December 2023 period in return for the principal redemption of US$8.5 billion. The Ministry’s one of main borrowing strategies is decreasing the share of domestic debt stock denominated in foreign currency. Thus, the share of foreign currency debt stock in total domestic debt stock, which was 26.9% at the end of 2022, was realized as 24.9% at the end of 2023.

In accordance with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, the Republic began to issue Turkish Lira Overnight Reference Rate indexed government bonds in 2020, the first such bonds issued by a sovereign in the world. The Republic continued issuing these bonds in 2023.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Gold bond and gold lease certificates are designed for retail investors and have been issued via public offering through intermediary banks in the local market since 2017. For gold-denominated lease certificates or bonds issuances, physical gold is used as a means of payment during issuance and redemption. Gold bonds and gold-denominated lease certificates were issued for institutional investors for the first time in 2019. With these issuances, the Treasury has collected 82.3, 113.7, 141.6 and 49.2 tons of gold (1000/1000 purity) for the years 2019, 2020, 2021, and 2022 respectively. The Treasury issued neither gold bonds nor gold-denominated lease certificates in 2023. Also, 2.8 billion Euro-denominated and 2.5 billion USD-denominated bonds and lease certificates were issued in 2021 and 1.6 billion USD-denominated bonds were issued in domestic market for institutional investors in 2022. In 2023, the Treasury issued 6.6 billion USD-denominated bonds and lease certificates in domestic market. By issuing lease certificates, the Treasury has raised U.S.$12.5 billion from the international markets between 2019 and 2023 and TL 436 billion from the domestic markets between 2019 and 2023.

In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Türkiye in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

In March 2016, the Treasury began implementing regular buyback auctions in the domestic market in order to contribute to market liquidity and to ensure a balanced debt redemption profile. Buyback auctions had been held every week since March 17, 2016. The Treasury conducted 12 buy-back auctions and successfully bought back a net of TL 58 million worth of bonds through the end of the February 2019. Furthermore, the Treasury had initiated switch auctions to smooth debt redemption profile and facilitate secondary markets by switching a net of TL 24.1 and 20.0 billion worth of bonds in 2020 and 2021, respectively. There have been no buyback auctions since February 2019 and no switch auctions since July 2021.

The average maturity of cash borrowing was 30 months in 2019, 34 months in 2020, 54 months in 2021, 70 months in 2022 and 65 months in 2023. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 18.3%,10.5%, 17.5%, 16.3% and 20.6% in 2019, 2020, 2021, 2022 and 2023, respectively. The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

In June 2022, in order to encourage domestic savings in TL denominated assets, to diversify borrowing instruments and to broaden the investor base, the Treasury issued TL 6.6 billion worth of revenue indexed notes via public offerings. The quarterly coupon payments of these instruments are calculated by revaluing the determined rate of return by the rate of realized and expected revenues of the state owned enterprises within a guaranteed minimum and maximum range.

Treasury Auctions

The following tables show the domestic debt securities auctioned in years 2019-2023:

Table 62

Auctions for zero coupon treasury notes in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	15.01.2019	16.01.2019	15.01.2020	18.98	18.98	18.98	502,999	2,193,336	1,843,369
11 Month T. Bill (336 days) (r-o)	12.02.2019	13.02.2019	15.01.2020	17.66	19.13	19.26	753,021	2,953,459	2,510,263
9 Month T. Bill (266 days) (r-o)	19.03.2019	20.03.2019	11.12.2019	14.23	19.47	19.97	1,793,961	3,152,618	2,759,837

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
12 Month G. Bond (364 days)	13.05.2019	15.05.2019	13.05.2020	26.12	26.12	26.12	4,750,439	9,133,291	7,241,962
12 Month G. Bond (364 days)	10.06.2019	12.06.2019	10.06.2020	24.45	24.45	24.45	3,484,482	7,095,979	5,701,702
6 Month T. Bill (175 days) (r-o)	18.06.2019	19.06.2019	11.12.2019	10.68	22.21	23.49	2,150,572	2,369,299	2,140,732
14 Month G. Bond (434 days)	8.07.2019	10.07.2019	16.09.2020	25.02	20.99	20.60	6,792,943	12,734,009	10,185,406
3 Month T. Bill (91 days)	9.07.2019	10.07.2019	9.10.2019	5.15	20.60	22.25	1,666,887	2,196,861	2,089,238
13 Month G. Bond (392 days) (r-o)	19.08.2019	21.08.2019	16.09.2020	16.57	15.38	15.30	1,990,493	4,012,561	3,442,332
13 Month G. Bond (385 days)	17.09.2019	18.09.2019	7.10.2020	16.12	15.28	15.18	2,743,996	3,786,073	3,260,458
3 Month T. Bill (91 days)	21.10.2019	23.10.2019	22.01.2020	3.33	13.32	14.00	487,226	1,408,634	1,363,234
12 Month T. Bill (350 days) (r-o)	22.10.2019	23.10.2019	7.10.2020	13.60	14.14	14.18	1,977,001	2,802,164	2,466,686
11 Month T. Bill (329 days) (r-o)	12.11.2019	13.11.2019	7.10.2020	11.01	12.18	12.25	3,721,370	5,942,002	5,352,729
6 Month T. Bill (182 days) (r-o)	10.12.2019	11.12.2019	10.06.2020	5.51	11.02	11.32	1,834,046	3,998,579	3,789,739
2019 Total							34,649,435	63,778,865	54,147,688

Source: Ministry of Treasury and Finance

Table 63

Auctions for zero coupon treasury notes in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
15 Month G. Bond (455 days)	14.01.2020	15.01.2020	14.04.2021	13.23	10.59	10.45	7,255,021	7,433,856	6,565,118
3 Month T. Bill (91 days)	21.01.2020	22.01.2020	22.04.2020	2.32	9.26	9.59	3,858,754	2,045,063	1,998,765
14 Month G. Bond (434 days) (r-o)	4.02.2020	5.02.2020	14.04.2021	12.26	10.28	10.18	4,837,685	4,900,561	4,365,429
15 Month G. Bond (455 days)	10.03.2020	11.03.2020	9.06.2021	14.12	11.30	11.14	3,891,375	5,581,747	4,891,167
14 Month G. Bond (427 days) (r-o)	6.04.2020	8.04.2020	9.06.2021	14.21	12.11	11.99	5,598,290	8,682,274	7,602,294
5 Month T. Bill (161 days) (r-o)	27.04.2020	29.04.2020	7.10.2020	3.37	7.63	7.79	5,037,094	6,782,192	6,560,899
13 Month G. Bond (399 days) (r-o)	4.05.2020	6.05.2020	9.06.2021	9.12	8.32	8.29	9,780,652	10,949,292	10,034,244
7 Month T. Bill (196 days)	22.05.2020	27.05.2020	9.12.2020	4.25	7.89	8.03	1,790,415	1,916,078	1,838,013
12 Month G. Bond (364 days) (r-o)	9.06.2020	10.06.2020	9.06.2021	8.45	8.45	8.45	2,081,744	2,117,994	1,952,900
6 Month T. Bill (175 days) (r-o)	16.06.2020	17.06.2020	9.12.2020	3.87	8.04	8.21	3,080,920	2,576,021	2,480,092
13 Month G. Bond (392 days)	21.07.2020	22.07.2020	18.08.2021	10.30	9.57	9.53	2,039,745	1,705,010	1,545,779
2020 Total							49,251,694	54,690,088	49,834,701

Source: Ministry of Treasury and Finance

Table 64

Auctions for zero coupon treasury notes in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
15 Month G. Bond (448 days)	19.01.2021	20.01.2021	13.04.2022	19.39	15.76	15.49	1,893,033	1,949,505	1,632,864
14 Month G. Bond (413 days) (r-o)	23.02.2021	24.02.2021	13.04.2022	17.81	15.70	15.54	936,591	587,527	498,704
14 Month G. Bond (406 days)	4.05.2021	5.05.2021	15.06.2022	20.46	18.34	18.16	1,777,476	1,013,159	841,085
12 Month G. Bond (371 days) (r-o)	8.06.2021	9.06.2021	15.06.2022	19.09	18.73	18.70	1,614,438	1,000,257	839,883
11 Month T. Bill (322 days) (r-o)	27.07.2021	28.07.2021	15.06.2022	16.68	18.85	19.05	1,723,153	1,602,410	1,373,394
9 Month T. Bill (266 days) (r-o)	21.09.2021	22.09.2021	15.06.2022	13.24	18.11	18.54	3,688,608	6,278,611	5,544,644
8 Month T. Bill (238 days) (r-o)	19.10.2021	20.10.2021	15.06.2022	11.79	18.03	18.58	2,393,246	3,355,328	3,001,474
13 Month G. Bond (392 days)	8.11.2021	10.11.2021	7.12.2022	18.85	17.50	17.39	2,625,027	5,001,241	4,208,041
2021 Total							16,651,573	20,788,038	17,940,089

Source: Ministry of Treasury and Finance

Table 65

Auctions for zero coupon treasury notes in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
13 Month G. Bond (378 days)	10.01.2022	12.01.2022	25.01.2023	24.78	23.86	23.76	2,589,066	4,045,352	3,242,034
11 Month T. Bill (343 days) (r-o)	15.02.2022	16.02.2022	25.01.2023	18.14	19.25	19.35	5,713,621	4,960,098	4,198,627
11 Month T. Bill (322 days) (r-o)	8.03.2022	9.03.2022	25.01.2023	19.6	22.16	22.43	4,396,264	4,613,840	3,857,683
11 Month T. Bill (315 days)	12.04.2022	13.04.2022	22.02.2023	19.31	22.31	22.63	3,234,799	4,042,001	3,387,807
9 Month T. Bill (273 days) (r-o)	24.05.2022	25.05.2022	22.02.2023	18.02	24.03	24.73	3,093,912	6,747,812	5,717,409
8 Month T. Bill (252 days) (r-o)	13.06.2022	15.06.2022	22.02.2023	16.39	23.67	24.51	897,288	2,018,772	1,734,548
13 Month G. Bond (385 days)	20.09.2022	21.09.2022	11.10.2023	15.71	14.85	14.79	853,977	3,403,459	2,941,441
13 Month G. Bond (399 days)	7.11.2022	9.11.2022	13.12.2023	16.35	14.91	14.81	1,838,101	3,761,466	3,232,937
2022 Total							22,617,028	33,592,800	28,312,486

Source: Ministry of Treasury and Finance

Table 66

Auctions for zero coupon treasury notes in 2023:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
11 Month T. Bill (329 days) (r-o)	17.01.2023	18.01.2023	13.12.2023	9.66	10.69	10.74	1,292,928	1,029,048	938,419
9 Month T. Bill (280 days) (r-o)	6.03.2023	8.03.2023	13.12.2023	7.54	9.81	9.91	1,249,939	2,226,517	2,070,351
15 Month G. Bond (455 days)	18.07.2023	19.07.2023	16.10.2024	21.74	17.39	17.05	986,195	1,572,869	1,291,954
12 Month G. Bond (364 days) (r-o)	16.10.2023	18.10.2023	16.10.2024	26.35	26.35	26.35	2,462,714	2,963,089	2,345,226
11 Month T. Bill (343 days) (r-o)	6.11.2023	8.11.2023	16.10.2024	37.34	39.62	40.03	4,621,859	1,718,345	1,251,184
2023 Total							10,613,636	9,509,869	7,897,134

Source: Ministry of Treasury and Finance

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid
				Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	22.01.2019	23.01.2019	12.08.2020	8.66	17.32	18.06	2,325,474	1,219,688	1,434,438
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	19.02.2019	20.02.2019	12.08.2020	8.79	17.57	18.34	2,910,555	4,924,543	5,281,235
2 Year Semi Annual Coupon G. Bond (504 days) (r-o)	26.03.2019	27.03.2019	12.08.2020	9.27	18.53	19.39	1,140,522	3,089,967	3,331,356
2 Year Semi Annual Coupon G. Bond (728 days)	22.04.2019	24.04.2019	21.04.2021	10.54	21.07	22.18	2,464,429	3,225,190	3,216,445
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	14.05.2019	15.05.2019	21.04.2021	11.94	23.88	25.31	2,455,340	4,670,568	4,517,185
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	11.06.2019	12.06.2019	21.04.2021	10.83	21.66	22.83	2,146,320	3,585,789	3,643,013
2 Year Semi Annual Coupon G. Bond (651 days) (r-o)	9.07.2019	10.07.2019	21.04.2021	9.25	18.50	19.35	3,967,199	5,633,193	6,074,445
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	16.09.2019	18.09.2019	21.04.2021	7.44	14.89	15.44	5,568,165	2,813,435	3,282,036
2 Year Semi Annual Coupon G. Bond (728 days)	21.10.2019	23.10.2019	20.10.2021	6.99	13.98	14.47	2,468,006	3,693,706	3,682,144
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	5.11.2019	6.11.2019	24.07.2024	6.11	12.22	12.59	3,021,665	2,575,400	2,345,745
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	11.11.2019	13.11.2019	20.10.2021	5.96	11.92	12.27	3,883,319	5,236,470	5,443,525
6 Year Semi Annual Coupon G. Bond (2282 days) (r-o)	12.11.2019	13.11.2019	11.02.2026	6.09	12.17	12.54	2,711,985	1,663,129	1,590,814
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	17.12.2019	18.12.2019	20.10.2021	5.77	11.55	11.88	3,875,929	4,461,652	4,717,306
2019 Total							38,938,908	46,792,731	48,559,688

Source: Ministry of Treasury and Finance

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	27.01.2020	29.01.2020	20.10.2021	4.93	9.85	10.09	3,798,563	3,233,449	3,550,938
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.02.2020	26.02.2020	20.10.2021	5.75	11.51	11.84	3,750,578	3,015,632	3,259,901
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	23.03.2020	25.03.2020	20.10.2021	5.33	10.65	10.94	2,541,216	4,359,915	4,807,768
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	28.04.2020	29.04.2020	20.10.2021	4.39	8.77	8.97	3,485,330	3,158,808	3,383,117
2 Year Semi Annual Coupon G. Bond (728 days)	5.05.2020	6.05.2020	4.05.2022	4.72	9.43	9.65	7,914,432	7,366,080	7,309,273
2 Year Semi Annual Coupon G. Bond (497 days) (r-o)	11.05.2020	13.05.2020	22.09.2021	4.36	8.71	8.90	2,214,196	2,517,957	2,564,185
2 Year Semi Annual Coupon G. Bond (693 days) (r-o)	8.06.2020	10.06.2020	4.05.2022	4.51	9.02	9.22	3,698,730	3,197,140	3,223,414
3 Year Semi Annual Coupon G. Bond (938 days) (r-o)	23.06.2020	24.06.2020	18.01.2023	4.74	9.48	9.70	3,774,406	3,182,995	3,540,608
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	6.07.2020	8.07.2020	4.05.2022	4.75	9.50	9.72	3,935,028	3,332,221	3,356,181
3 Year Semi Annual Coupon G. Bond (910 days) (r-o)	20.07.2020	22.07.2020	18.01.2023	5.24	10.49	10.76	2,681,975	1,921,525	1,992,200
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	11.08.2020	12.08.2020	4.05.2022	6.79	13.57	14.03	2,256,145	2,925,217	2,794,726
4 Year Semi Annual Coupon G. Bond (1428 days) (r-o)	24.08.2020	26.08.2020	24.07.2024	6.81	13.61	14.07	1,941,518	4,220,572	3,672,189
2 Year Semi Annual Coupon G. Bond (595 days) (r-o)	15.09.2020	16.09.2020	4.05.2022	6.44	12.88	13.29	3,403,167	1,453,678	1,420,342
5 Year Semi Annual Coupon G. Bond (1967 days) (r-o)	22.09.2020	23.09.2020	11.02.2026	6.69	13.37	13.82	2,993,318	2,766,314	2,505,315
5 Year Semi Annual Coupon G. Bond (1820 days)	6.10.2020	7.10.2020	1.10.2025	6.29	12.59	12.98	2,709,157	3,748,160	3,749,732
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	20.10.2020	21.10.2020	4.05.2022	6.73	13.45	13.90	2,717,415	2,334,717	2,291,245

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (728 days)	10.11.2020	11.11.2020	9.11.2022	7.10	14.20	14.70	2,038,551	1,848,160	1,838,881
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	10.11.2020	11.11.2020	1.10.2025	6.63	13.27	13.71	2,028,926	1,615,936	1,596,900
10 Year Semi Annual Coupon G. Bond (3640 days)	24.11.2020	25.11.2020	13.11.2030	5.98	11.96	12.32	3,388,248	3,688,447	3,633,421
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	7.12.2020	9.12.2020	9.11.2022	6.96	13.92	14.40	1,324,013	1,599,993	1,616,168
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	7.12.2020	9.12.2020	1.10.2025	6.60	13.21	13.64	1,411,960	2,139,844	2,140,124
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	8.12.2020	9.12.2020	13.11.2030	6.39	12.78	13.19	2,579,308	3,506,049	3,311,220
2020 Total							66,586,179	67,132,808	67,557,848

Source: Ministry of Treasury and Finance

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (672 days) (r-o)	4.01.2021	6.01.2021	9.11.2022	7.26	14.51	15.04	4,740,332	4,104,583	4,150,634
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	4.01.2021	6.01.2021	1.10.2025	6.50	13.00	13.42	4,950,821	4,979,707	5,065,357
10 Year Semi Annual Coupon G. Bond (3598 days) (r-o)	5.01.2021	6.01.2021	13.11.2030	6.39	12.78	13.19	5,794,743	7,094,525	6,765,709
10 Year Semi Annual Coupon G. Bond (3556 days) (r-o)	15.02.2021	17.02.2021	13.11.2030	6.32	12.64	13.04	6,018,185	5,221,153	5,087,657
2 Year Semi Annual Coupon G. Bond (630 days) (r-o)	16.02.2021	17.02.2021	9.11.2022	7.23	14.47	14.99	2,141,344	1,692,947	1,741,009
5 Year Semi Annual Coupon G. Bond (1687 days) (r-o)	16.02.2021	17.02.2021	1.10.2025	6.54	13.07	13.50	3,418,302	3,551,961	3,656,893
10 Year Semi Annual Coupon G. Bond (3528 days) (r-o)	15.03.2021	17.03.2021	13.11.2030	6.91	13.82	14.29	2,759,504	2,943,248	2,720,415
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	16.03.2021	17.03.2021	9.11.2022	7.94	15.87	16.50	2,561,514	2,022,283	2,062,364
5 Year Semi Annual Coupon G. Bond (1659 days) (r-o)	16.03.2021	17.03.2021	1.10.2025	7.51	15.01	15.57	3,614,731	3,130,745	3,061,580
2 Year Semi Annual Coupon G. Bond (791 days) (r-o)	12.04.2021	14.04.2021	14.06.2023	9.09	18.19	19.02	3,464,621	4,925,353	5,012,583
2 Year Semi Annual Coupon G. Bond (567 days) (r-o)	19.04.2021	21.04.2021	9.11.2022	8.62	17.24	17.98	2,863,489	2,136,368	2,173,178
5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	20.04.2021	21.04.2021	1.10.2025	8.91	17.83	18.62	2,962,462	8,743,308	7,417,114
2 Year Semi Annual Coupon G. Bond (623 days) (r-o)	3.05.2021	5.05.2021	18.01.2023	8.68	17.36	18.11	2,911,957	1,402,246	1,347,405
5 Year Semi Annual Coupon G. Bond (1589 days) (r-o)	24.05.2021	26.05.2021	1.10.2025	9.04	18.09	18.90	2,949,713	4,219,988	3,610,282
2 Year Semi Annual Coupon G. Bond (532 days) (r-o)	25.05.2021	26.05.2021	9.11.2022	8.90	17.8	18.59	897,486	715,542	684,637
5 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	7.06.2021	9.06.2021	1.10.2025	9.26	18.52	19.38	4,972,914	7,612,936	6,470,629
2 Year Semi Annual Coupon G. Bond (721 days) (r-o)	22.06.2021	23.06.2021	14.06.2023	8.93	17.87	18.66	2,324,614	3,471,689	3,388,961
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	12.07.2021	14.07.2021	14.06.2023	9.04	18.08	18.90	3,718,119	4,285,686	4,210,995
10 Year Semi Annual Coupon G. Bond (3395 days) (r-o)	26.07.2021	28.07.2021	13.11.2030	8.48	16.96	17.68	3,586,206	6,739,619	5,238,976
2 Year Semi Annual Coupon G. Bond (791 days) (r-o)	16.08.2021	18.08.2021	18.10.2023	9.00	18.00	18.81	5,373,931	5,612,362	6,180,602
10 Year Semi Annual Coupon G. Bond (3374 days) (r-o)	17.08.2021	18.08.2021	13.11.2030	8.39	16.78	17.48	2,749,315	2,614,685	2,069,859
5 Year Semi Annual Coupon G. Bond (1820 days)	7.09.2021	8.09.2021	2.09.2026	8.48	16.96	17.67	4,386,650	6,604,159	6,592,062
2 Year Semi Annual Coupon G. Bond (728 days)	20.09.2021	22.09.2021	20.09.2023	8.67	17.34	18.09	2,366,920	3,581,034	3,573,053

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	5.10.2021	6.10.2021	2.09.2026	9.06	18.12	18.94	4,713,011	4,716,906	4,593,273
2 Year Semi Annual Coupon G. Bond (700 days) (r-o)	18.10.2021	20.10.2021	20.09.2023	9.06	18.11	18.93	2,167,073	7,006,238	6,995,655
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	9.11.2021	10.11.2021	2.09.2026	9.29	18.58	19.44	4,157,843	4,221,632	4,121,545
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	23.11.2021	24.11.2021	20.09.2023	9.90	19.79	20.77	2,152,083	1,634,509	1,619,276
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	7.12.2021	8.12.2021	2.09.2026	10.77	21.54	22.70	1,166,795	1,413,522	1,282,334
2 Year Semi Annual Coupon G. Bond (644 days) (r-o)	13.12.2021	15.12.2021	20.09.2023	10.17	20.33	21.36	1,306,481	2,034,767	2,022,536
2021 Total							97,191,159	118,433,701	112,916,573

Source: Ministry of Treasury and Finance

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1694 days) (r-o)	10.01.2022	12.01.2022	02.09.2026	12.40	24.80	26.34	1,997,414	5,445,916	4,608,011
2 Year Semi Annual Coupon G. Bond (602 days) (r-o)	24.01.2022	26.01.2022	20.09.2023	11.02	22.04	23.25	3,579,194	4,330,423	4,306,051
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	14.02.2022	16.02.2022	20.09.2023	10.09	20.17	21.19	5,666,016	9,481,818	9,765,425
5 Year Semi Annual Coupon G. Bond (1652 days) (r-o)	21.02.2022	23.02.2022	02.09.2026	11.13	22.26	23.49	3,471,378	6,614,666	6,147,603
2 Year Semi Annual Coupon G. Bond (560 days) (r-o)	08.03.2022	09.03.2022	20.09.2023	11.97	23.93	25.36	2,777,605	4,640,503	4,623,893
5 Year Semi Annual Coupon G. Bond (1624 days) (r-o)	22.03.2022	23.03.2022	02.09.2026	12.92	25.85	27.52	2,007,221	8,232,873	6,396,614
2 Year Semi Annual Coupon G. Bond (728 days)	19.04.2022	20.04.2022	17.04.2024	10.62	21.25	22.37	2,482,913	3,771,894	3,751,485
5 Year Semi Annual Coupon G. Bond (1596 days) (r-o)	19.04.2022	20.04.2022	02.09.2026	11.55	23.11	24.44	2,893,118	4,813,923	4,106,517
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	09.05.2022	11.05.2022	17.04.2024	11.35	22.70	23.99	1,861,520	6,280,435	6,182,209
10 Year Semi Annual Coupon G. Bond (3640 days)	10.05.2022	11.05.2022	28.04.2032	11.31	22.62	23.90	3,349,362	3,649,557	3,489,600
5 Year Semi Annual Coupon G. Bond (1561 days) (r-o)	23.05.2022	25.05.2022	02.09.2026	12.83	25.67	27.31	5,208,382	9,095,389	7,405,463
2 Year Semi Annual Coupon G. Bond (679 days) (r-o)	06.06.2022	08.06.2022	17.04.2024	12.41	24.82	26.36	2,583,042	5,401,681	5,245,465
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	07.06.2022	08.06.2022	28.04.2032	11.21	22.43	23.69	3,124,238	3,271,109	3,203,818
5 Year Semi Annual Coupon G. Bond (1820 days)	14.06.2022	15.06.2022	09.06.2027	9.29	18.59	19.45	19,926,078	28,243,937	29,687,192
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	04.07.2022	06.07.2022	28.04.2032	9.07	18.13	18.95	7,825,379	13,877,067	16,433,792
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	05.07.2022	06.07.2022	09.06.2027	9.35	18.70	19.57	5,381,797	12,663,429	13,401,710

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1764 days) (r-o)	08.08.2022	10.08.2022	09.06.2027	8.40	16.81	17.51	11,432,832	15,742,838	17,943,664
2 Year Semi Annual Coupon G. Bond (616 days) (r-o)	09.08.2022	10.08.2022	17.04.2024	10.20	20.40	21.44	2,117,168	5,905,346	6,318,312
10 Year Semi Annual Coupon G. Bond (3542 days) (r-o)	15.08.2022	17.08.2022	28.04.2032	8.07	16.14	16.79	11,071,955	14,339,583	18,866,454
10 Year Semi Annual Coupon G. Bond (3514 days) (r-o)	12.09.2022	14.09.2022	28.04.2032	5.49	10.97	11.27	9,060,116	9,923,052	16,782,271
2 Year Semi Annual Coupon G. Bond (581 days) (r-o)	13.09.2022	14.09.2022	17.04.2024	7.07	14.13	14.63	1,997,955	1,239,001	1,459,049
5 Year Semi Annual Coupon G. Bond (1820 days)	19.09.2022	21.09.2022	15.09.2027	5.15	10.30	10.56	15,140,214	23,180,839	23,166,262
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	10.10.2022	12.10.2022	15.09.2027	5.23	10.45	10.73	9,903,632	22,760,523	22,743,679
10 Year Semi Annual Coupon G. Bond (3640 days)	24.10.2022	26.10.2022	13.10.2032	5.24	10.49	10.76	6,666,137	19,204,362	19,103,519
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	25.10.2022	26.10.2022	17.04.2024	7.42	14.84	15.39	2,272,359	2,047,919	2,215,580
10 Year Semi Annual Coupon G. Bond (3626 days) (r-o)	07.11.2022	09.11.2022	13.10.2032	5.86	11.73	12.07	4,880,959	7,217,148	6,689,917
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	22.11.2022	23.11.2022	15.09.2027	4.93	9.87	10.11	7,863,838	19,872,058	20,527,421
2 Year Semi Annual Coupon G. Bond (728 days)	05.12.2022	07.12.2022	04.12.2024	5.40	10.80	11.09	1,669,825	2,170,570	2,113,445
5 Year Semi Annual Coupon G. Bond (1743 days) (r-o)	06.12.2022	07.12.2022	15.09.2027	5.13	10.26	10.52	20,529,876	30,069,586	30,735,906
10 Year Semi Annual Coupon G. Bond (3591 days) (r-o)	12.12.2022	14.12.2022	13.10.2032	5.49	10.97	11.28	5,099,850	7,339,187	7,189,608
2022 Total							183,841,372	310,826,632	324,609,934

Source: Ministry of Treasury and Finance

Table 71

Fixed Coupon TL Denominated Treasury Auctions in 2023:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
10 Year Semi Annual Coupon G. Bond (3556 days) (r-o)	16.01.2023	18.01.2023	13.10.2032	5.06	10.11	10.37	13,967,848	24,265,926	25,269,775
2 Year Semi Annual Coupon G. Bond (686 days) (r-o)	17.01.2023	18.01.2023	4.12.2024	5.17	10.35	10.62	923,627	783,989	778,475
5 Year Semi Annual Coupon G. Bond (1659 days) (r-o)	23.01.2023	25.01.2023	11.08.2027	4.83	9.67	9.9	32,291,890	44,764,278	48,185,695
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	6.02.2023	8.02.2023	4.12.2024	5.27	10.55	10.82	1,599,372	1,809,972	1,802,006
10 Year Semi Annual Coupon G. Bond (3535 days) (r-o)	7.02.2023	8.02.2023	13.10.2032	5.68	11.36	11.68	8,425,821	13,646,789	13,295,243
5 Year Semi Annual Coupon G. Bond (1820 days)	20.02.2023	22.02.2023	16.02.2028	4.64	9.29	9.5	18,032,354	32,927,893	32,684,888
10 Year Semi Annual Coupon G. Bond (3507 days) (r-o)	6.03.2023	8.03.2023	13.10.2032	5.78	11.56	11.9	10,978,847	19,026,045	18,476,741
2 Year Semi Annual Coupon G. Bond (623 days) (r-o)	20.03.2023	22.03.2023	4.12.2024	6.04	12.08	12.44	578,551	291,399	286,942
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	21.03.2023	22.03.2023	16.02.2028	5.61	11.22	11.53	12,816,443	37,873,759	35,162,348
3 Year Semi Annual Coupon G. Bond (1239 days) (r-o)	11.04.2023	12.04.2023	2.09.2026	7.23	14.47	14.99	442,726	221,851	239,466
10 Year Semi Annual Coupon G. Bond (3472 days) (r-o)	11.04.2023	12.04.2023	13.10.2032	6.01	12.02	12.39	8,762,625	15,908,627	15,227,082
5 Year Semi Annual Coupon G. Bond (1764 days) (r-o)	18.04.2023	19.04.2023	16.02.2028	8.49	16.98	17.71	7,472,456	12,306,696	9,354,092
10 Year Semi Annual Coupon G. Bond (3451 days) (r-o)	2.05.2023	3.05.2023	13.10.2032	6.52	13.04	13.46	4,636,608	6,933,952	5,968,110
2 Year Semi Annual Coupon G. Bond (574 days) (r-o)	8.05.2023	10.05.2023	4.12.2024	7.49	14.97	15.53	276,221	1,881,250	1,809,706
5 Year Semi Annual Coupon G. Bond (1764 days) (r-o)	9.05.2023	10.05.2023	8.03.2028	8.45	16.9	17.61	12,512,112	12,965,647	11,327,069

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
2 Year Semi Annual Coupon G. Bond (539 days) (r-o)	12.06.2023	14.06.2023	4.12.2024	8.19	16.38	17.05	1,270,641	1,271,796	1,159,727
10 Year Semi Annual Coupon G. Bond (3409 days) (r-o)	13.06.2023	14.06.2023	13.10.2032	8.67	17.34	18.09	11,266,147	24,831,875	17,326,138
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	19.06.2023	21.06.2023	8.03.2028	8.63	17.25	17.99	29,597,464	56,817,395	50,005,528
5 Year Semi Annual Coupon G. Bond (1820 days)	24.07.2023	26.07.2023	19.07.2028	9.35	18.7	19.58	14,347,124	24,560,203	23,471,170
10 Year Semi Annual Coupon G. Bond (3640 days)	25.07.2023	26.07.2023	13.07.2033	9.47	18.94	19.83	7,105,593	8,825,852	8,382,621
2 Year Semi Annual Coupon G. Bond (784 days) (r-o)	7.08.2023	9.08.2023	1.10.2025	8.76	17.52	18.28	1,013,340	423,037	405,211
5 Year Semi Annual Coupon G. Bond (1806 days) (r-o)	7.08.2023	9.08.2023	19.07.2028	9.8	19.59	20.55	29,910,198	50,681,978	47,418,971
10 Year Semi Annual Coupon G. Bond (3619 days) (r-o)	15.08.2023	16.08.2023	13.07.2033	10.54	21.07	22.18	11,686,625	19,590,051	17,155,431
2 Year Semi Annual Coupon G. Bond (749 days) (r-o)	11.09.2023	13.09.2023	1.10.2025	11.86	23.73	25.14	2,162,734	1,148,562	1,013,067
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	12.09.2023	13.09.2023	19.07.2028	13.18	26.36	28.09	12,129,873	35,127,979	27,458,812
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	18.09.2023	20.09.2023	13.07.2033	13.19	26.38	28.12	19,657,210	39,198,663	28,591,055
5 Year Semi Annual Coupon G. Bond (1736 days) (r-o)	16.10.2023	18.10.2023	19.07.2028	14.27	28.54	30.57	13,455,623	16,645,998	12,568,570
10 Year Semi Annual Coupon G. Bond (3640 days)	17.10.2023	18.10.2023	5.10.2033	13.74	27.48	29.36	19,219,204	14,401,507	13,783,834
2 Year Semi Annual Coupon G. Bond (707 days) (r-o)	23.10.2023	25.10.2023	1.10.2025	15.34	30.67	33.03	2,819,912	2,839,962	2,147,290
2 Year Semi Annual Coupon G. Bond (693 days) (r-o)	7.11.2023	8.11.2023	1.10.2025	19.24	38.48	42.18	16,119,035	18,264,563	12,472,153
10 Year Semi Annual Coupon G. Bond (3619 days) (r-o)	7.11.2023	8.11.2023	5.10.2033	14.88	29.77	31.98	14,707,567	13,514,277	12,190,163

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate (%)			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
5 Year Semi Annual Coupon G. Bond (1820 days)	13.11.2023	15.11.2023	8.11.2028	16.48	32.96	35.68	11,668,773	9,774,087	9,337,581
2 Year Semi Annual Coupon G. Bond (665 days) (r-o)	4.12.2023	6.12.2023	1.10.2025	18.54	37.07	40.51	35,484,153	26,609,678	19,029,371
10 Year Semi Annual Coupon G. Bond (3591 days) (r-o)	5.12.2023	6.12.2023	5.10.2033	12.64	25.28	26.87	40,208,917	24,975,246	26,644,806
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	11.12.2023	13.12.2023	8.11.2028	14.28	28.56	30.6	33,270,189	20,890,128	22,709,048
2023 Total							460,817,824	636,000,908	573,138,188

Source: Ministry of Treasury and Finance

Table 72

Floating Rate Note Auctions of 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
6 Year Semi Annual Coupon G. Bond (2359 days) (r-o)	18.02.2019	20.02.2019	6.08.2025	9.12	18.24	19.07	1,097,270	2,596,895	2,564,717
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	26.03.2019	27.03.2019	6.08.2025	9.44	18.89	19.78	681,421	1,486,020	1,458,067
6 Year Semi Annual Coupon G. Bond (2275 days) (r-o)	14.05.2019	15.05.2019	6.08.2025	10.17	20.34	21.38	1,638,317	3,202,720	3,062,927
6 Year Semi Annual Coupon G. Bond (2247 days) (r-o)	11.06.2019	12.06.2019	6.08.2025	9.95	19.90	20.89	1,020,010	2,118,461	2,086,832
6 Year Semi Annual Coupon G. Bond (2219 days) (r-o)	9.07.2019	10.07.2019	6.08.2025	9.68	19.36	20.30	2,325,948	2,973,717	3,025,464
6 Year Semi Annual Coupon G. Bond (2177 days) (r-o)	19.08.2019	21.08.2019	6.08.2025	10.88	21.77	22.95	1,766,622	1,235,228	1,234,930
6 Year Semi Annual Coupon G. Bond (2149 days) (r-o)	17.09.2019	18.09.2019	6.08.2025	10.74	21.47	22.63	574,718	994,418	1,019,638
7 Year Semi Annual Coupon G. Bond (2548 days)	12.11.2019	13.11.2019	4.11.2026	7.22	14.44	14.96	2,057,012	3,009,145	2,990,910
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	10.12.2019	11.12.2019	4.11.2026	7.25	14.50	15.03	1,508,978	1,971,209	1,975,035
2019 Total							12,670,296	19,587,815	19,418,520

Source: Ministry of Treasury and Finance

Table 73

Floating Rate Note Auctions of 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	Amount	Nominal	Net
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	14.01.2020	15.01.2020	4.11.2026	7.17	14.34	14.86	3,443,690	3,523,746	3,602,814
7 Year Semi Annual Coupon G. Bond (2457 days) (r-o)	11.02.2020	12.02.2020	4.11.2026	7.19	14.37	14.89	2,557,553	1,472,390	1,519,521
7 Year Semi Annual Coupon G. Bond (2429 days) (r-o)	10.03.2020	11.03.2020	4.11.2026	7.21	14.41	14.93	2,730,325	2,766,489	2,880,941
3 Year Semi Annual Coupon G. Bond (919 days) (r-o)	27.04.2020	29.04.2020	4.11.2022	7.25	14.50	15.03	3,686,333	4,756,009	5,029,062
7 Year Semi Annual Coupon G. Bond (2548 days)	11.05.2020	13.05.2020	5.05.2027	4.90	9.81	10.05	4,597,425	3,683,529	3,626,880
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	9.06.2020	10.06.2020	5.05.2027	4.95	9.90	10.14	3,494,503	4,668,192	4,609,935
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	6.07.2020	8.07.2020	5.05.2027	4.96	9.93	10.17	3,526,126	4,802,023	4,771,004
7 Year Semi Annual Coupon G. Bond (2443 days) (r-o)	24.08.2020	26.08.2020	5.05.2027	4.97	9.95	10.20	2,502,065	2,343,840	2,356,657
7 Year Semi Annual Coupon G. Bond (2422 days) (r-o)	14.09.2020	16.09.2020	5.05.2027	4.90	9.79	10.03	3,306,710	2,076,138	2,114,815
7 Year Semi Annual Coupon G. Bond (2387 days) (r-o)	20.10.2020	21.10.2020	5.05.2027	4.88	9.77	10.01	2,640,821	2,435,479	2,506,544
7 Year Semi Annual Coupon G. Bond (2548 days)	24.11.2020	25.11.2020	17.11.2027	6.86	13.72	14.19	2,669,259	2,080,318	2,063,571
2020 Total							35,154,810	34,608,154	35,081,744

Source: Ministry of Treasury and Finance

Table 74

Floating Rate Note Auctions of 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year Semi Annual Coupon G. Bond (2506 days) (r-o)	5.01.2021	6.01.2021	17.11.2027	6.95	13.91	14.39	1,984,605	2,360,028	2,358,164
7 Year Semi Annual Coupon G. Bond (2464 days) (r-o)	15.02.2021	17.02.2021	17.11.2027	7.00	13.99	14.48	1,358,121	1,702,271	1,721,421
7 Year Semi Annual Coupon G. Bond (2436 days) (r-o)	15.03.2021	17.03.2021	17.11.2027	7.09	14.18	14.69	1,410,182	1,329,511	1,347,924
7 Year Semi Annual Coupon G. Bond (2401 days) (r-o)	20.04.2021	21.04.2021	17.11.2027	7.28	14.57	15.10	1,210,740	1,782,052	1,803,010
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	25.05.2021	26.05.2021	17.11.2027	8.98	17.95	18.76	1,501,530	1,307,391	1,247,863
7 Year Semi Annual Coupon G. Bond (2352 days) (r-o)	8.06.2021	9.06.2021	17.11.2027	9.10	18.20	19.03	1,511,758	1,106,117	1,052,860
7 Year Semi Annual Coupon G. Bond (2303 days) (r-o)	26.07.2021	28.07.2021	17.11.2027	9.15	18.29	19.13	1,978,485	3,891,763	3,780,307
7 Year Semi Annual Coupon G. Bond (2548 days)	21.09.2021	22.09.2021	13.09.2028	9.40	18.81	19.69	1,846,649	4,820,119	4,675,559
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	19.10.2021	20.10.2021	13.09.2028	9.67	19.33	20.27	1,181,933	2,321,235	2,238,364
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	23.11.2021	24.11.2021	13.09.2028	9.86	19.72	20.69	1,792,146	3,006,293	2,910,151
7 Year Semi Annual Coupon G. Bond (2471 days) (r-o)	7.12.2021	8.12.2021	13.09.2028	10.00	20.01	21.01	1,082,303	2,157,670	2,081,979
2021 Total							16,858,453	25,784,449	25,217,604

Source: Ministry of Treasury and Finance

Table 75

Floating Rate Note Auctions of 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year Semi Annual Coupon G. Bond (2436 days) (r-o)	11.01.2022	12.01.2022	13.09.2028	10.26	20.52	21.57	5,029,073	4,729,764	4,566,533
7 Year Semi Annual Coupon G. Bond (2394 days) (r-o)	21.02.2022	23.02.2022	13.09.2028	10.29	20.57	21.63	6,299,202	7,483,295	7,376,944
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	21.03.2022	23.03.2022	13.09.2028	11.90	23.79	25.21	3,124,862	6,016,906	5,498,075
6 Year Semi Annual Coupon G. Bond (2345 days) (r-o)	12.04.2022	13.04.2022	13.09.2028	11.94	23.89	25.31	4,344,572	7,209,334	6,653,118
6 Year Semi Annual Coupon G. Bond (2317 days) (r-o)	10.05.2022	11.05.2022	13.09.2028	12.02	24.05	25.49	6,860,428	8,328,317	7,780,332
6 Year Semi Annual Coupon G. Bond (2289 days) (r-o)	07.06.2022	08.06.2022	13.09.2028	12.10	24.19	25.66	4,384,566	9,169,847	8,678,079
6 Year Semi Annual Coupon G. Bond (2261 days) (r-o)	04.07.2022	06.07.2022	13.09.2028	12.21	24.41	25.90	3,660,309	3,910,272	3,741,227
6 Year Semi Annual Coupon G. Bond (2226 days) (r-o)	09.08.2022	10.08.2022	13.09.2028	12.24	24.48	25.98	3,760,555	3,567,954	3,483,652
6 Year Semi Annual Coupon G. Bond (2184 days) (r-o)	19.09.2022	21.09.2022	13.09.2028	9.78	19.56	20.52	3,611,000	5,710,802	5,490,021
7 Year Semi Annual Coupon G. Bond (2548 days)	11.10.2022	12.10.2022	03.10.2029	9.90	19.81	20.79	4,325,433	5,524,224	5,154,210
7 Year Semi Annual Coupon G. Bond (2520 days) (r-o)	08.11.2022	09.11.2022	03.10.2029	9.98	19.95	20.95	7,788,433	7,506,285	7,068,984
7 Year Semi Annual Coupon G. Bond (2492 days) (r-o)	06.12.2022	07.12.2022	03.10.2029	10.11	20.22	21.25	5,016,232	6,708,649	6,347,787
2022 Total							58,204,665	75,865,650	71,838,962

Source: Ministry of Treasury and Finance

Table 76

Floating Rate Note Auctions of 2023:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
7 Year Semi Annual Coupon G. Bond (2450 days) (r-o)	16.01.2023	18.01.2023	3.10.2029	10.31	20.63	21.69	2,662,992	3,566,597	3,402,326
7 Year Semi Annual Coupon G. Bond (2415 days) (r-o)	20.02.2023	22.02.2023	3.10.2029	10.6	21.2	22.32	2,451,307	2,175,603	2,074,719
7 Year Semi Annual Coupon G. Bond (2387 days) (r-o)	20.03.2023	22.03.2023	3.10.2029	10.65	21.3	22.44	5,066,995	6,025,368	5,815,438
6 Year Semi Annual Coupon G. Bond (2359 days) (r-o)	17.04.2023	19.04.2023	3.10.2029	6.78	13.56	14.02	1,826,761	1,977,594	1,700,393
6 Year Semi Annual Coupon G. Bond (2338 days) (r-o)	8.05.2023	10.05.2023	3.10.2029	6.86	13.72	14.19	1,695,014	5,501,196	4,734,602
7 Year Semi Annual Coupon G. Bond (2548 days)	13.06.2023	14.06.2023	5.06.2030	8.26	16.51	17.2	3,367,200	6,492,051	5,718,258
7 Year Semi Annual Coupon G. Bond (2513 days) (r-o)	18.07.2023	19.07.2023	5.06.2030	8.62	17.24	17.99	2,679,990	4,208,133	3,652,666
7 Year Semi Annual Coupon G. Bond (2485 days) (r-o)	14.08.2023	16.08.2023	5.06.2030	9.01	18.01	18.82	2,463,434	3,631,212	3,095,831
7 Year Semi Annual Coupon G. Bond (2450 days) (r-o)	18.09.2023	20.09.2023	5.06.2030	8.9	17.8	18.6	3,306,472	12,084,164	10,559,864
7 Year Semi Annual Coupon G. Bond (2415 days) (r-o)	24.10.2023	25.10.2023	5.06.2030	9.37	18.74	19.62	3,655,436	3,332,318	2,857,300
7 Year Semi Annual Coupon G. Bond (2394 days) (r-o)	13.11.2023	15.11.2023	5.06.2030	9.43	18.86	19.75	14,185,940	19,924,196	17,184,813
7 Year Semi Annual Coupon G. Bond (2366 days) (r-o)	11.12.2023	13.12.2023	5.06.2030	20.62	41.24	45.49	22,919,376	11,168,412	10,060,711
2023 Total							66,280,918	80,086,844	70,856,920

Source: Ministry of Treasury and Finance

Table 77

CPI Indexed TL Denominated Auctions in 2019:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Semi Annual Coupon G. Bond (1820 days)	15.01.2019	16.01.2019	10.01.2024	2	3.99	4.03	1,240,028	2,406,491	2,429,065
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	19.02.2019	20.02.2019	10.01.2024	1.93	3.86	3.89	3,029,783	4,578,716	4,666,542
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	19.03.2019	20.03.2019	10.01.2024	1.94	3.89	3.92	1,092,134	2,573,185	2,626,911
5 Year Semi Annual Coupon G. Bond (1701 days) (r-o)	13.05.2019	15.05.2019	10.01.2024	2.1	4.21	4.25	1,845,038	3,482,907	3,547,965
5 Year Semi Annual Coupon G. Bond (1820 days)	10.06.2019	12.06.2019	5.06.2024	2.05	4.1	4.15	1,151,335	2,195,484	2,195,154
5 Year Semi Annual Coupon G. Bond (1792 days) (r-o)	8.07.2019	10.07.2019	5.06.2024	2.07	4.13	4.17	1,097,305	2,551,983	2,590,797
5 Year Semi Annual Coupon G. Bond (1750 days) (r-o)	20.08.2019	21.08.2019	5.06.2024	1.99	3.99	4.03	2,186,648	2,912,844	3,010,126
5 Year Semi Annual Coupon G. Bond (1722 days) (r-o)	16.09.2019	18.09.2019	5.06.2024	1.98	3.96	4	622,813	904,490	945,825
5 Year Semi Annual Coupon G. Bond (1687 days) (r-o)	22.10.2019	23.10.2019	5.06.2024	1.97	3.93	3.97	752,253	655,732	697,403
5 Year Semi Annual Coupon G. Bond (1820 days)	11.11.2019	13.11.2019	6.11.2024	1.62	3.25	3.27	4,029,245	4,913,017	4,902,262
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	17.12.2019	18.12.2019	6.11.2024	1.46	2.92	2.94	1,833,602	2,223,743	2,297,640
2019 Total							18,880,184	29,398,593	29,909,690

Source: Ministry of Treasury and Finance

Table 78

CPI Indexed TL Denominated Auctions in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Semi Annual Coupon G. Bond (1820 days)	3.02.2020	5.02.2020	29.01.2025	1.16	2.31	2.32	4,161,342	4,977,941	4,989,383
5 Year Semi Annual Coupon G. Bond (1785 days) (r-o)	9.03.2020	11.03.2020	29.01.2025	1.20	2.39	2.41	3,337,927	2,852,469	2,885,104
8 Year Semi Annual Coupon G. Bond (3003 days) (r-o)	6.04.2020	8.04.2020	28.06.2028	1.77	3.55	3.58	3,969,531	3,889,887	4,997,650
3 Year Semi Annual Coupon G. Bond (1106 days) (r-o)	21.04.2020	22.04.2020	3.05.2023	0.99	1.99	1.99	13,056,392	6,176,583	12,370,034
5 Year Semi Annual Coupon G. Bond (1729 days) (r-o)	5.05.2020	6.05.2020	29.01.2025	1.00	1.99	2.00	4,343,144	4,190,063	4,388,836
8 Year Semi Annual Coupon G. Bond (2968 days) (r-o)	12.05.2020	13.05.2020	28.06.2028	1.24	2.48	2.49	3,817,589	2,601,044	3,632,569
5 Year Semi Annual Coupon G. Bond (1820 days)	23.06.2020	24.06.2020	18.06.2025	0.79	1.58	1.58	5,212,944	3,844,481	3,830,300
5 Year Semi Annual Coupon G. Bond (1806 days) (r-o)	7.07.2020	8.07.2020	18.06.2025	0.77	1.55	1.55	4,670,711	5,703,769	5,722,698
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	11.08.2020	12.08.2020	18.06.2025	0.95	1.89	1.90	2,210,164	1,390,336	1,394,977
2020 Total							44,779,743	35,626,572	44,211,550

Source: Ministry of Treasury and Finance

Table 79

CPI Indexed TL Denominated Auctions in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
6 Year Semi Annual Coupon G. Bond (2324 days) (r-o)	23.02.2021	24.02.2021	7.07.2027	1.19	2.39	2.4	8,750,202	5,057,219	8,491,636
5 Year Semi Annual Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	1.38	2.76	2.78	3,445,915	2,030,267	3,869,505
4 Year Semi Annual Coupon G. Bond (1519 days) (r-o)	19.04.2021	21.04.2021	18.06.2025	1.43	2.86	2.88	3,296,727	2,939,356	3,184,960
4 Year Semi Annual Coupon G. Bond (1505 days) (r-o)	4.05.2021	5.05.2021	18.06.2025	1.49	2.98	3	4,518,008	4,792,943	5,197,998
10 Year Semi Annual Coupon G. Bond (3640 days)	7.06.2021	9.06.2021	28.05.2031	1.59	3.19	3.21	2,849,191	3,519,749	3,463,462
10 Year Semi Annual Coupon G. Bond (3605 days) (r-o)	13.07.2021	14.07.2021	28.05.2031	1.57	3.15	3.17	6,142,738	7,432,370	7,480,069
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	17.08.2021	18.08.2021	28.05.2031	1.6	3.2	3.23	7,526,662	8,244,577	8,416,235
10 Year Semi Annual Coupon G. Bond (3549 days) (r-o)	7.09.2021	8.09.2021	28.05.2031	1.63	3.27	3.3	3,942,994	4,772,134	4,915,345
4 Year Semi Annual Coupon G. Bond (1575 days) (r-o)	20.09.2021	22.09.2021	14.01.2026	1.49	2.98	3	4,276,347	2,683,169	5,499,125
4 Year Semi Annual Coupon G. Bond (1561 days) (r-o)	5.10.2021	6.10.2021	14.01.2026	1.51	3.02	3.04	6,249,890	4,133,517	8,529,133
9 Year Semi Annual Coupon G. Bond (3451 days) (r-o)	14.12.2021	15.12.2021	28.05.2031	0.13	0.26	0.26	12,668,918	6,021,104	8,301,586
2021 Total							63,667,591	51,626,405	67,349,054

Source: Ministry of Treasury and Finance

Table 80

CPI Indexed TL Denominated Auctions in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
6 Year Semi Annual Coupon G. Bond (2177 days) (r-o)	24.01.2022	26.01.2022	12.01.2028	-1.29	-2.59	-2.57	29,462,643	7,319,878	18,436,278
3 Year Semi Annual Coupon G. Bond (1218 days) (r-o)	14.02.2022	16.02.2022	18.06.2025	-3.06	-6.12	-6.03	15,164,995	6,315,619	11,658,387
10 Year Semi Annual Coupon G. Bond (3640 days)	22.02.2022	23.02.2022	11.02.2032	-0.34	-0.68	-0.68	21,052,235	7,908,751	8,470,449
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	22.03.2022	23.03.2022	11.02.2032	-1.20	-2.40	-2.38	11,397,189	5,774,570	8,122,738
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	18.04.2022	20.04.2022	11.02.2032	-1.18	-2.37	-2.35	19,166,326	9,444,137	14,031,035
10 Year Semi Annual Coupon G. Bond (3549 days) (r-o)	24.05.2022	25.05.2022	11.02.2032	-1.53	-3.06	-3.04	7,911,506	4,684,783	7,881,066
10 Year Semi Annual Coupon G. Bond (3528 days) (r-o)	14.06.2022	15.06.2022	11.02.2032	-1.17	-2.34	-2.33	4,679,933	1,117,385	1,829,113
10 Year Semi Annual Coupon G. Bond (3507 days) (r-o)	05.07.2022	06.07.2022	11.02.2032	-0.34	-0.67	-0.67	4,483,383	1,383,122	2,004,461
10 Year Semi Annual Coupon G. Bond (3640 days)	16.08.2022	17.08.2022	04.08.2032	-0.29	-0.59	-0.58	10,726,159	1,977,234	2,096,655
10 Year Semi Annual Coupon G. Bond (3605 days) (r-o)	20.09.2022	21.09.2022	04.08.2032	-0.80	-1.60	-1.60	9,624,566	2,241,044	2,731,719
10 Year Semi Annual Coupon G. Bond (3570 days) (r-o)	25.10.2022	26.10.2022	04.08.2032	-1.55	-3.11	-3.08	7,763,256	3,660,175	5,275,087
10 Year Semi Annual Coupon G. Bond (3542 days) (r-o)	22.11.2022	23.11.2022	04.08.2032	-1.62	-3.24	-3.21	6,861,784	6,094,512	9,099,840
10 Year Semi Annual Coupon G. Bond (3521 days) (r-o)	13.12.2022	14.12.2022	04.08.2032	-1.61	-3.23	-3.20	4,859,477	1,720,551	2,620,589
2022 Total							153,153,452	59,641,760	94,257,417

Source: Ministry of Treasury and Finance

Table 81

CPI Indexed TL Denominated Auctions in 2023:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
10 Year Semi Annual Coupon G. Bond (3640 days)	24.01.2023	25.01.2023	12.01.2033	-1.31	-2.62	-2.6	7,108,478	1,929,976	2,512,538
10 Year Semi Annual Coupon G. Bond (3612 days) (r-o)	21.02.2023	22.02.2023	12.01.2033	-2.5	-5	-4.94	28,569,415	2,240,848	3,760,904
10 Year Semi Annual Coupon G. Bond (3584 days) (r-o)	21.03.2023	22.03.2023	12.01.2033	-2.3	-4.59	-4.54	18,776,693	2,343,265	3,940,837
10 Year Semi Annual Coupon G. Bond (3556 days) (r-o)	18.04.2023	19.04.2023	12.01.2033	-0.88	-1.76	-1.76	4,761,833	1,650,173	2,170,789
10 Year Semi Annual Coupon G. Bond (3535 days) (r-o)	9.05.2023	10.05.2023	12.01.2033	-0.03	-0.07	-0.07	9,571,835	5,917,530	6,715,139
10 Year Semi Annual Coupon G. Bond (3493 days) (r-o)	20.06.2023	21.06.2023	12.01.2033	-0.86	-1.72	-1.72	10,469,542	2,461,703	3,383,222
5 Year Semi Annual Coupon G. Bond (1820 days)	25.07.2023	26.07.2023	19.07.2028	-3.9	-7.8	-7.64	80,330,120	17,748,996	26,416,195
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	15.08.2023	16.08.2023	19.07.2028	-5.61	-11.23	-10.91	104,335,390	31,501,846	56,830,324
10 Year Semi Annual Coupon G. Bond (3640 days)	19.09.2023	20.09.2023	7.09.2033	-1.38	-2.76	-2.74	41,780,926	16,164,274	21,341,522
5 Year Semi Annual Coupon G. Bond (1820 days)	24.10.2023	25.10.2023	18.10.2028	-2.82	-5.63	-5.55	28,540,767	7,257,957	9,656,795
5 Year Semi Annual Coupon G. Bond (1799 days) (r-o)	14.11.2023	15.11.2023	18.10.2028	-0.68	-1.35	-1.35	22,991,024	9,458,499	10,536,397
5 Year Semi Annual Coupon G. Bond (1771 days) (r-o)	12.12.2023	13.12.2023	18.10.2028	0	-0.01	-0.01	9,618,171	8,016,288	8,674,492
2023 Total							366,854,194	106,691,355	155,939,154

Source: Ministry of Treasury and Finance

Table 82

TLREF Indexed TL Denominated Auctions in 2020:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
2 Year Quarterly Coupon G. Bond (728 days)	28.01.2020	29.01.2020	26.01.2022	2.46	9.84	10.21	9,745,881	4,669,637	4,682,715
2 Year Quarterly Coupon G. Bond (700 days) (r-o)	25.02.2020	26.02.2020	26.01.2022	2.50	9.99	10.37	3,563,100	3,041,114	3,064,659
3 Year Quarterly Coupon G. Bond (1183 days)	24.03.2020	25.03.2020	21.06.2023	2.52	10.10	10.49	2,474,935	3,570,832	3,561,092
3 Year Quarterly Coupon G. Bond (1169 days) (r-o)	7.04.2020	8.04.2020	21.06.2023	2.62	10.47	10.89	4,450,136	6,240,272	6,185,173
3 Year Quarterly Coupon G. Bond (1134 days) (r-o)	12.05.2020	13.05.2020	21.06.2023	2.58	10.31	10.71	6,018,106	5,002,196	5,028,348
3 Year Quarterly Coupon G. Bond (1099 days) (r-o)	16.06.2020	17.06.2020	21.06.2023	2.56	10.24	10.64	3,702,398	3,148,729	3,201,823
4 Year Quarterly Coupon G. Bond (1456 days)	21.07.2020	22.07.2020	17.07.2024	2.57	10.28	10.69	3,013,523	2,846,824	2,820,688
4 Year Quarterly Coupon G. Bond (1435 days) (r-o)	10.08.2020	12.08.2020	17.07.2024	2.61	10.45	10.86	3,367,728	3,255,705	3,227,636
4 Year Quarterly Coupon G. Bond (1400 days) (r-o)	15.09.2020	16.09.2020	17.07.2024	2.53	10.11	10.50	3,565,572	1,857,690	1,879,835
4 Year Quarterly Coupon G. Bond (1379 days) (r-o)	6.10.2020	7.10.2020	17.07.2024	2.52	10.07	10.46	6,388,713	3,699,487	3,769,046
2020 Total							46,290,092	37,332,487	37,421,017

Source: Ministry of Treasury and Finance

Table 83

TLREF Indexed TL Denominated Auctions in 2021:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Quarterly Coupon G. Bond (1820 days)	19.01.2021	20.01.2021	14.01.2026	4.28	17.11	18.24	3,956,151	4,520,687	4,503,744
5 Year Quarterly Coupon G. Bond (1785 days) (r-o)	22.02.2021	24.02.2021	14.01.2026	4.31	17.25	18.4	3,478,453	3,210,029	3,235,248
5 Year Quarterly Coupon G. Bond (1757 days) (r-o)	23.03.2021	24.03.2021	14.01.2026	4.43	17.73	18.94	2,359,746	2,913,439	2,930,918
5 Year Quarterly Coupon G. Bond (1736 days) (r-o)	12.04.2021	14.04.2021	14.01.2026	4.43	17.74	18.95	3,718,680	4,529,700	4,601,412
5 Year Quarterly Coupon G. Bond (1911 days)	24.05.2021	26.05.2021	19.08.2026	4.99	19.95	21.5	5,069,727	5,981,395	5,836,701
5 Year Quarterly Coupon G. Bond (1883 days) (r-o)	22.06.2021	23.06.2021	19.08.2026	5.01	20.06	21.62	5,656,311	5,896,428	5,821,714
5 Year Quarterly Coupon G. Bond (1848 days) (r-o)	27.07.2021	28.07.2021	19.08.2026	5.05	20.2	21.78	5,778,979	6,390,898	6,401,808
5 Year Quarterly Coupon G. Bond (1827 days) (r-o)	16.08.2021	18.08.2021	19.08.2026	5.06	20.22	21.81	5,245,107	5,712,995	5,783,906
2 Year Quarterly Coupon G. Bond (819 days)	6.09.2021	8.09.2021	6.12.2023	4.99	19.96	21.51	5,525,618	4,386,634	4,342,852
2 Year Quarterly Coupon G. Bond (791 days) (r-o)	4.10.2021	6.10.2021	6.12.2023	5.04	20.16	21.73	3,737,066	2,799,724	2,804,207
5 Year Quarterly Coupon G. Bond (1911 days)	18.10.2021	20.10.2021	13.01.2027	5.19	20.76	22.44	1,879,142	1,540,358	1,493,575
5 Year Quarterly Coupon G. Bond (1890 days) (r-o)	9.11.2021	10.11.2021	13.01.2027	5.25	21	22.72	1,446,712	710,821	692,099
2021 Total							47,851,691	48,593,108	48,448,184

Source: Ministry of Treasury and Finance

Table 84

TLREF Indexed TL Denominated Auctions in 2022:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
5 Year Quarterly Coupon G. Bond (1638 days)	11.01.2022	12.01.2022	08.07.2026	5.47	21.89	23.75	3,601,169	1,957,293	1,853,263
4 Year Quarterly Coupon G. Bond (1596 days) (r-o)	22.02.2022	23.02.2022	08.07.2026	5.61	22.46	24.42	3,433,996	2,219,535	2,120,181
4 Year Quarterly Coupon G. Bond (1568 days) (r-o)	21.03.2022	23.03.2022	08.07.2026	5.65	22.60	24.59	2,452,357	1,445,621	1,399,116
4 Year Quarterly Coupon G. Bond (1274 days)	21.11.2022	23.11.2022	20.05.2026	4.00	16.00	16.99	2,594,312	2,585,935	2,394,528
3 Year Quarterly Coupon G. Bond (1253 days) (r-o)	13.12.2022	14.12.2022	20.05.2026	4.07	16.29	17.31	2,522,625	2,076,903	1,926,135
2022 Total							14,604,458	10,285,287	9,693,223

Source: Ministry of Treasury and Finance

Table 85

TLREF Indexed TL Denominated Auctions in 2023:

							Sales Amount (Inc. Switching) (in thousands of Turkish Lira)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
3 Year Quarterly Coupon G. Bond (1211 days) (r-o)	23.01.2023	25.01.2023	20.05.2026	4.11	16.45	17.49	6,524,629	4,718,587	4,438,828
3 Year Quarterly Coupon G. Bond (1197 days) (r-o)	7.02.2023	8.02.2023	20.05.2026	4.19	16.76	17.84	9,801,689	8,976,222	8,430,537
5 Year Quarterly Coupon G. Bond (1820 days)	7.03.2023	8.03.2023	1.03.2028	3.56	14.26	15.04	14,477,789	15,666,533	13,864,572
5 Year Quarterly Coupon G. Bond (1785 days) (r-o)	10.04.2023	12.04.2023	1.03.2028	3.41	13.62	14.33	14,753,839	16,142,510	14,815,917
5 Year Quarterly Coupon G. Bond (1764 days) (r-o)	2.05.2023	3.05.2023	1.03.2028	3.49	13.95	14.7	14,060,326	19,635,373	17,949,501
4 Year Quarterly Coupon G. Bond (1456 days)	19.06.2023	21.06.2023	16.06.2027	3.46	13.84	14.57	7,246,802	9,047,624	8,433,280
4 Year Quarterly Coupon G. Bond (1428 days) (r-o)	17.07.2023	19.07.2023	16.06.2027	3.59	14.37	15.16	14,402,684	16,479,139	15,275,472
4 Year Quarterly Coupon G. Bond (1407 days) (r-o)	8.08.2023	9.08.2023	16.06.2027	3.95	15.79	16.74	17,105,583	20,600,192	18,459,227
4 Year Quarterly Coupon G. Bond (1372 days) (r-o)	12.09.2023	13.09.2023	16.06.2027	3.75	15	15.87	30,368,310	23,608,765	21,959,482
4 Year Quarterly Coupon G. Bond (1456 days)	17.10.2023	18.10.2023	13.10.2027	7.9	31.6	35.54	33,826,891	13,188,229	12,719,245
4 Year Quarterly Coupon G. Bond (1435 days) (r-o)	6.11.2023	8.11.2023	13.10.2027	7.94	31.78	35.77	22,156,508	20,354,562	19,898,391
4 Year Quarterly Coupon G. Bond (1407 days) (r-o)	5.12.2023	6.12.2023	13.10.2027	7.91	31.65	35.61	25,302,561	16,230,895	16,288,343
2023 Total							210,027,612	184,648,629	172,532,796

Source: Ministry of Treasury and Finance

Direct Sales

The following tables show direct sales of domestic debt securities in years 2019-2023:

Table 86

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	13.02.2019	10.02.2021	2 years	1,479,130
Lease Certificate—TL	Semiannually couponed	19.06.2019	16.06.2021	2 years	1,605,960
Lease Certificate—TL	Semiannually couponed	21.08.2019	18.08.2021	2 years	846,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	6.11.2019	30.10.2024	5 years	1,721,400
Lease Certificate—TL	Semiannually couponed	18.12.2019	15.12.2021	2 years	1,948,180

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 87

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually couponed	8.02.2019	5.02.2021	2 years	835,000
Lease Certificate—Euro	Semiannually couponed	31.05.2019	29.05.2020	1 years	1,001,950

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 88

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	18.01.2019	15.01.2021	2 years	1,040,100
G.Bond—Euro	Semiannually couponed	15.03.2019	13.03.2020	1 years	916,400
G.Bond—Euro	Semiannually couponed	20.12.2019	17.12.2021	2 years	1,250,000

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 89

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	1,873,585
Bond—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	3,965,075
Bond—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	2,999,925
Bond—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	7,331,160

(1)	In grams

Source: Ministry of Treasury and Finance

Table 90

2019 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	27.02.2019	24.02.2021	2 years	24,172,530
Lease Certificate—Gold	Semiannually couponed	21.06.2019	18.06.2021	2 years	7,969,950
Lease Certificate—Gold	Semiannually couponed	20.09.2019	17.09.2021	2 years	16,877,190
Lease Certificate—Gold	Semiannually couponed	11.10.2019	9.10.2020	1 years	12,598,690
Lease Certificate—Gold	Semiannually couponed	1.11.2019	30.10.2020	1 years	3,004,900

(1)	In grams

Source: Ministry of Treasury and Finance

Table 91

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	29.01.2020	26.01.2022	2 years	2,925,980
Lease Certificate—TL	Semiannually couponed	12.02.2020	9.02.2022	2 years	2,204,680
Lease Certificate—TL	Semiannually couponed	25.03.2020	23.03.2022	2 years	600,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	8.04.2020	2.04.2025	5 years	1,470,000
Lease Certificate—TL	Semiannually couponed	29.04.2020	28.10.2020	6 month	5,705,200
Lease Certificate—TL—CPI Indexed	Semiannually couponed	29.04.2020	25.10.2023	4 years	9,460,100
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.11.2020	6 month	5,353,600
Lease Certificate—TL	Semiannually couponed	13.05.2020	11.05.2022	2 years	6,456,530
Lease Certificate—TL	Semiannually couponed	8.07.2020	6.07.2022	2 years	1,095,920
Lease Certificate—TL	Semiannually couponed	26.08.2020	21.08.2024	4 years	547,500
Lease Certificate—TL—CPI Indexed	Semiannually couponed	23.09.2020	17.09.2025	5 years	816,000
Lease Certificate—TL	Semiannually couponed	9.12.2020	3.12.2025	5 years	519,650

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 92

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	28.02.2020	25.02.2022	2 years	1,100,000
Lease Certificate—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	666,403
Lease Certificate—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	160,889
Lease Certificate—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	500,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 93

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	13.03.2020	12.03.2021	1 years	255,710
Lease Certificate—Euro	Semiannually leased	29.05.2020	28.05.2021	1 years	232,754

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 94

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	13.03.2020	12.03.2021	1 years	1,005,500
G.Bond—Euro	Semiannually couponed	29.05.2020	28.05.2021	1 years	1,410,776

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 95

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	29.05.2020	28.05.2021	1 years	683,094
G.Bond—Dollar	Semiannually couponed	17.07.2020	16.07.2021	1 years	2,358,962
G.Bond—Dollar	Semiannually couponed	29.07.2020	26.07.2023	3 years	2,500,000
G.Bond—Dollar	Semiannually couponed	14.08.2020	12.08.2022	2 years	3,000,000
G.Bond—Dollar	Semiannually couponed	28.08.2020	25.08.2023	3 years	3,000,000

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 96

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	13,608,615
Bond—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	18,081,140
Bond—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	8,663,465
Bond—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	11,089,275
Bond—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	7,061,515
Bond—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	4,139,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 97

2020 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	3.02.2020	31.01.2022	2 years	14,578,740
Lease Certificate—Gold	Semiannually couponed	6.03.2020	5.03.2021	1 years	7,514,240
Lease Certificate—Gold	Semiannually couponed	17.04.2020	16.04.2021	1 years	6,738,140
Lease Certificate—Gold	Semiannually couponed	15.05.2020	14.05.2021	1 years	2,465,610
Lease Certificate—Gold	Semiannually couponed	10.07.2020	9.07.2021	1 years	5,597,870
Lease Certificate—Gold	Semiannually couponed	9.10.2020	8.10.2021	1 years	14,210,590

(1)	In grams

Source: Ministry of Treasury and Finance

Table 98

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	10.02.2021	8.02.2023	2 years	1,468,130
Lease Certificate—TL—CPI Indexed	Semiannually couponed	21.04.2021	15.04.2026	5 years	1,361,000
Lease Certificate—TL—CPI Indexed	Semiannually couponed	9.06.2021	28.05.2031	10 years	951,250
Lease Certificate—TL	Semiannually couponed	14.07.2021	12.07.2023	2 years	1,143,740
Lease Certificate—TL	Semiannually couponed	18.08.2021	16.08.2023	2 years	921,700
Lease Certificate—TL	Semiannually couponed	22.09.2021	16.09.2026	5 years	725,000
Lease Certificate—TL	Semiannually couponed	20.10.2021	18.10.2023	2 years	1,914,500
Lease Certificate—TL	Semiannually couponed	15.12.2021	13.12.2023	2 years	2,992,530

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 99

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	232,929

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 100

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Euro	Semiannually leased	5.02.2021	2.02.2024	3 years	697,360
Lease Certificate—Euro	Semiannually leased	28.05.2021	24.05.2024	3 years	365,548

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 101

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Euro	Semiannually couponed	5.02.2021	2.02.2024	3 years	802,640
G.Bond—Euro	Semiannually couponed	28.05.2021	24.05.2024	3 years	994,210

(1)	In thousands of Euros

Source: Ministry of Treasury and Finance

Table 102

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	16.07.2021	14.07.2023	2 years	2,267,071

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 103

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	21,021,365
Bond—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,312,180
Bond—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	8,649,535
Bond—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	10,759,930
Bond—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	5,278,475
Bond—Gold	Semiannually couponed	9.07.2021	5.07.2024	3 years	6,646,600
Bond—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	1,389,020

(1)	In grams

Source: Ministry of Treasury and Finance

Table 104

2021 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	24.02.2021	21.02.2024	3 years	27,954,525
Lease Certificate—Gold	Semiannually couponed	24.03.2021	20.03.2024	3 years	10,472,375
Lease Certificate—Gold	Semiannually couponed	16.04.2021	12.04.2024	3 years	9,777,865
Lease Certificate—Gold	Semiannually couponed	21.05.2021	20.05.2022	1 years	4,462,575
Lease Certificate—Gold	Semiannually couponed	18.06.2021	14.06.2024	3 years	10,091,290
Lease Certificate—Gold	Semiannually couponed	9.07.2021	5.07.2024	1 years	4,638,690
Lease Certificate—Gold	Semiannually couponed	13.10.2021	9.10.2024	3 years	10,152,980

(1)	In grams

Source: Ministry of Treasury and Finance

Table 105

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL—CPI Indexed	Semiannually couponed	26.01.2022	20.01.2027	5 years	13,333,320
Lease Certificate—TL	Semiannually couponed	16.02.2022	14.02.2024	2 years	5,561,460
Lease Certificate—TL	Semiannually couponed	23.03.2022	20.03.2024	2 years	4,098,810
Lease Certificate—TL—CPI Indexed	Semiannually couponed	20.04.2022	7.04.2032	10 years	11,064,320
Lease Certificate—TL	Semiannually couponed	11.05.2022	8.05.2024	2 years	2,271,520
Lease Certificate—TL	Semiannually couponed	6.07.2022	23.06.2032	10 years	8,240,030
Lease Certificate—TL	Semiannually couponed	17.08.2022	4.08.2032	10 years	10,290,430
Lease Certificate—TL	Semiannually couponed	14.09.2022	8.09.2027	5 years	19,718,500
Lease Certificate—TL	Semiannually couponed	12.10.2022	6.10.2027	5 years	11,484,000
Lease Certificate—TL	Semiannually couponed	9.11.2022	27.10.2032	10 years	6,892,400

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 106

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G.Bond—Dollar	Semiannually couponed	12.08.2022	9.08.2024	2 years	1,578,149

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 107

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	31.01.2022	27.01.2025	3 years	6,147,110
Bond—Gold	Semiannually couponed	25.05.2022	21.05.2025	3 years	8,213,725

(1)	In grams

Source: Ministry of Treasury and Finance

Table 108

2022 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	31.01.2022	27.01.2025	3 years	22,272,080
Lease Certificate—Gold	Semiannually couponed	25.05.2022	21.05.2025	3 years	12,561,875

(1)	In grams

Source: Ministry of Treasury and Finance

Table 109

2023 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—TL	Semiannually couponed	25.01.2023	19.01.2028	5 years	14,008,700
Lease Certificate—TL	Semiannually couponed	22.02.2023	16.02.2028	5 years	9,946,000
Lease Certificate—TL	Semiannually couponed	8.03.2023	23.02.2033	10 years	5,413,000
Lease Certificate—TL	Semiannually couponed	21.06.2023	14.06.2028	5 years	12,086,000
Lease Certificate—TL	Semiannually couponed	9.08.2023	2.08.2028	5 years	27,148,000
Lease Certificate—TL	Semiannually couponed	20.09.2023	7.09.2033	10 years	9,898,400
Lease Certificate—TL	Semiannually couponed	18.10.2023	11.10.2028	5 years	28,927,230
Lease Certificate—TL	Semiannually couponed	15.11.2023	8.11.2028	5 years	3,566,900
Lease Certificate—TL	Semiannually couponed	13.12.2023	6.12.2028	5 years	10,000,000

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Table 110

2023 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Dollar	Semiannually couponed	26.07.2023	23.07.2025	2 years	132,734
Lease Certificate—Dollar	Semiannually couponed	25.08.2023	22.08.2025	2 years	164,051

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Table 111

2023 Sales—Direct Sales

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—Dollar	Semiannually couponed	26.07.2023	23.07.2025	2 years	3,870,000
G. Bond—Dollar	Semiannually couponed	25.08.2023	22.08.2025	2 years	2,401,730

(1)	In thousands of Dollars

Source: Ministry of Treasury and Finance

Public Offers

The following tables show public offers of domestic debt securities in years 2019-2023:

Table 112

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	90,186,847
Lease Certificate—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	93,694,296
Lease Certificate—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	97,949,448
Lease Certificate—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	64,562,801
Lease Certificate—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	86,378,972

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Lease Certificate—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	77,337,883
Lease Certificate—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	46,783,064
Lease Certificate—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	75,773,676
Lease Certificate—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	85,166,810
Lease Certificate—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	131,977,409

(1)	In grams

Source: Ministry of Treasury and Finance

Table 113

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
Bond—Gold	Semiannually couponed	2.01.2019	30.12.2020	2 years	88,825,857
Bond—Gold	Semiannually couponed	9.01.2019	6.01.2021	2 years	56,424,855
Bond—Gold	Semiannually couponed	16.01.2019	13.01.2021	2 years	47,757,178
Bond—Gold	Semiannually couponed	23.01.2019	20.01.2021	2 years	42,729,266
Bond—Gold	Semiannually couponed	30.01.2019	27.01.2021	2 years	61,762,044
Bond—Gold	Semiannually couponed	6.02.2019	3.02.2021	2 years	59,127,577
Bond—Gold	Semiannually couponed	9.10.2019	6.10.2021	2 years	59,133,585
Bond—Gold	Semiannually couponed	16.10.2019	13.10.2021	2 years	61,107,055
Bond—Gold	Semiannually couponed	23.10.2019	20.10.2021	2 years	86,267,570
Bond—Gold	Semiannually couponed	30.10.2019	27.10.2021	2 years	109,542,200

(1)	In grams

Source: Ministry of Treasury and Finance

Table 114

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—Euro	Semiannually couponed	15.01.2019	27.12.2019	1 year	19,719,422
G. Bond—Euro	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,642,141
G. Bond—Euro	Semiannually couponed	29.01.2019	27.12.2019	1 year	34,554,854
G. Bond—Euro	Semiannually couponed	5.02.2019	27.12.2019	1 year	41,949,123

(1)	In Euros

Source: Ministry of Treasury and Finance

Table 115

2019 Sales—Public Offers

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
G. Bond—USD	Semiannually couponed	15.01.2019	27.12.2019	1 year	20,607,723
G. Bond—USD	Semiannually couponed	22.01.2019	27.12.2019	1 year	14,611,070
G. Bond—USD	Semiannually couponed	29.01.2019	27.12.2019	1 year	27,621,888
G. Bond—USD	Semiannually couponed	5.02.2019	27.12.2019	1 year	23,240,275

(1)	In USD

Source: Ministry of Treasury and Finance

Table 116

2022 Sales—Public Offers

Revenue Indexed Notes

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount(1)
6 Month T. Bill —TL	Quarterly couponed	24.06.2022	23.12.2022	6 months	6,556,776

(1)	In thousands of Turkish Lira

Source: Ministry of Treasury and Finance

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 22.3% at the end of 2013, has gradually declined to 12.7% as of the end of 2022 and to 12.2% as of the end of 2023.

The following table presents Türkiye’s central government domestic debt at the end of the years indicated:

Table 117

Central Government Domestic Debt

(in millions of Turkish Lira)	2019	2020	2021	2022	2023
Total Domestic Debt	755,052	1,060,354	1,321,189	1,905,331	3,209,252
Cash	716,478	983,869	1,226,449	1,742,028	2,895,406
Bonds	700,995	983,869	1,216,530	1,723,132	3,894,155
Bills	15,483	0	9,920	18,896	1,251
Non-Cash	38,574	76,485	94,740	163,303	313,846
Bonds	35,796	76,485	94,740	163,303	313,846
Bills	2,778	0	0	0	0

Source: Ministry of Treasury and Finance

The following table presents Türkiye’s central government domestic debt service at the end of the years indicated:

Table 118

Domestic Debt Service (1)

(in millions of Turkish Lira)	2019	2020	2021	2022	2023
Total Domestic Debt Service	159,506	313,907	440,999	482,758	876,025
Principal	86,600	218,159	315,116	276,863	452,872
Interest	72,906	95,748	125,883	205,895	423,153

(1)	Payments on non-cash basis are included.

Source: Ministry of Treasury and Finance

EXTERNAL DEBT AND DEBT MANAGEMENT

According to the data announced on June 28, 2024, Türkiye’s gross external debt increased from U.S.$414.5 billion in 2019 to U.S.$500.3 billion in 2023.

The external debt to GDP ratio was 54.5% at the end of 2019, and the ratio decreased to 44.7% in 2023. The public sector external debt to GDP ratio decreased from 21.2% in 2019 to 18.0% in 2023 and private sector debt to GDP decreased from 32.2% in 2019 to 22.6% in 2023, while the Central Bank’s external debt to GDP increased from 1.1% in 2019 to 4.1% in 2023.

With respect to the maturity composition of the gross external debt, short-term external debt increased by 83.6% (from U.S.$95.9 billion to U.S.$176.0 billion) while long-term external debt increased by 1.8% (from U.S.$318.6 billion to U.S.$324.3 billion) from 2019 to 2023. At the end of 2019, the share of the short and long-term external debt to total external debt was 23.1% and 76.9%, and realized as 35.2% and 64.8%, respectively, in 2023. From 2019 to 2023, the external debt of the public sector and the private sector increased by 25.3% (from U.S.$160.9 billion to U.S.$.201.7 billion) and increased 2.9% (from U.S.$245.1 billion to U.S.$252.3 billion), respectively, while the external debt of CBRT increased by 448.5% (from U.S.$8.5 billion to U.S.$46.4 billion). The share of public sector debt, CBRT’s debt and private sector debt in the total external debt stock was 40.3%, 9.3% and 50.4%, respectively, as of the end of 2023.

At the end of 2023, Treasury-guaranteed external debt stock was U.S.$16 billion, representing an increase of approximately U.S.$1.2 billion compared to the end of 2019.

The Treasury issued 18 U.S. dollar denominated eurobonds with total size of U.S.$35.25 billion, 5 U.S. dollar denominated lease certificates with total size of U.S.$12.50 billion, and 2 euro denominated eurobonds with total size of €2.75 billion in the international capital markets between 2019-2023.

The following tables provide information as to the public and private share of external debt stock of Türkiye for the periods indicated:

Table 119. Gross Outstanding External Debt of Türkiye (1)

GROSS EXTERNAL DEBT - by BORROWER (Million $)	2019	2020	2021	2022	2023
TOTAL	414,460	428,583	435,367	457,026	500,332
SHORT TERM (2)	95,871	111,594	118,351	148,601	176,012
PUBLIC SECTOR	23,444	24,892	22,219	28,895	34,473
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	23,444	24,892	22,219	28,895	34,473
Banks	23,444	24,892	22,219	28,895	34,473
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	0	0	0	0
SOE’s	0	0	0	0	0
Other	0	0	0	0	0
CBRT	8,452	21,344	26,052	32,790	46,360
Dresdner Bank Scheme	8,452	21,344	26,052	32,790	46,360
Other	0	0	0	0	0
PRIVATE SECTOR	63,975	65,358	70,080	86,916	95,179
FINANCIAL INSTITUTIONS	29,859	31,930	27,564	33,798	34,883
Banks	28,813	30,804	26,938	33,374	33,979
Non-Banking Institutions	1,046	1,126	626	424	904
NON-FINANCIAL INSTITUTIONS	34,116	33,428	42,516	53,118	60,296
LONG TERM	318,589	316,989	317,016	308,425	324,320
PUBLIC SECTOR	137,444	152,735	156,412	156,273	167,185
GENERAL GOVERNMENT	99,751	106,584	113,663	117,574	124,109
Central Government	96,443	102,317	109,732	113,715	119,607
Local Administrations	3,309	4,268	3,932	3,859	4,502
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS (3)	35,460	33,623	30,134	25,584	29,860
Banks	34,340	32,396	28,720	24,252	28,986
Non-Banking Institutions	1,120	1,227	1,414	1,333	874
NON-FINANCIAL INSTITUTIONS	2,233	12,527	12,615	13,115	13,215
SOE’s	2,044	2,348	3,086	3,892	3,852
Other (4)	189	10,179	9,529	9,222	9,364
CBRT	0	0	0	0	0
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	0	0	0	0	0
NGTA	0	0	0	0	0
PRIVATE SECTOR (5)	181,145	164,255	160,605	152,153	157,135
FINANCIAL INSTITUTIONS	79,414	73,253	66,481	55,650	59,498
Banks	66,363	63,385	57,845	46,282	50,707
Non-Banking Institutions	13,051	9,868	8,636	9,368	8,791
NON-FINANCIAL INSTITUTIONS	101,731	91,001	94,124	96,502	97,637

GROSS EXTERNAL DEBT - by LENDER (Million $)	2019	2020	2021	2022	2023
TOTAL	414,460	428,583	435,367	457,026	500,332
LOAN	95,871	111,594	118,351	148,601	176,012
SHORT TERM	95,659	111,055	117,895	147,835	173,991
PRIVATE CREDITORS	40,470	45,261	60,382	73,923	95,565

GROSS EXTERNAL DEBT - by LENDER (Million $)	2019	2020	2021	2022	2023
MONETARY INSTITUTIONS	55,189	65,794	57,513	73,912	78,426
NONMONETARY INSTITUTIONS	145	75	23	90	357
OFFICIAL CREDITORS	67	464	433	676	1664
LONG TERM	318,589	316,989	317,016	308,425	324,320
PRIVATE CREDITORS	140,123	134,595	131,943	128,858	138,052
MONETARY INSTITUTIONS	129,976	124,827	123,209	119,507	128,300
NONBANK FINANCIAL INSTITUTIONS	17,080	17,737	18,798	19,188	22,684
PRIVATE INVESTMENT & DEV. BANKS	0	0	0	0	0
FOREIGN COMMERCIAL BANKS	79,451	74,557	71,445	70,571	77,309
FOREIGN BRANCHES OF DOMESTIC BANKS AND OTHERS	33,445	32,532	32,965	29,748	28,308
NONMONETARY INSTITUTIONS	10,146	9,768	8,734	9,352	9,752
OFFICIAL CREDITORS	58,506	57,836	59,440	58,091	57,936
GOVERNMENTAL ORGANIZATIONS	20,127	18,875	17,137	17,323	16,023
PUBLIC FINANCE INSTUTITIONS	5,017	3,846	2,328	3,721	3,506
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	29	23	15	10	8
OFFICIAL DEVELOPMENT BANKS	15,081	15,006	14,794	13,592	12,509
MULTILATERAL ORGANIZATIONS	38,379	38,961	42,303	40,768	41,913
IMF-INTERNATIONAL MONETARY FUND	1,326	1,386	7,587	7,238	7,293
IMF SDR ALLOCATION	1,326	1,386	7,587	7,238	7,293
IBRD	11,420	11,977	11,220	11,269	11,995
OTHER MULTILATERAL INST.	25,633	25,599	23,495	22,261	22,625
BONDS (6)	120,028	125,022	126,067	122,152	129,995
SHORT TERM	67	464	433	676	1,664
LONG TERM	119,961	124,558	125,634	121,476	128,331

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.
(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long-term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Source : MoTF, CBRT

The following tables present the relationship of Türkiye’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 120. Currency Composition of Outstanding External Debt (1) (2)

%	2019	2020	2021	2022	2023
TOTAL	100	100	100	100	100
CHF	0.3	0.3	0.3	0.2	0.2
ECU/EUR	32.0	31.3	29.5	28.8	27.6
GBP	0.4	0.4	0.4	0.7	0.9
JPY	2.2	2.2	1.6	1.2	1.1
SDR	0.3	0.3	1.7	1.6	1.5
USD	57.7	55.9	58.2	57.8	58.6
TL	5.4	5.2	3.2	4.0	4.5
Other	1.7	4.3	5.2	5.6	5.6

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Source : MoTF, CBRT

Table 121. Debt Ratios(1)

	2019	2020	2021	2022	2023
DOD / GDP (%)
Total	54.5	59.8	53.9	50.5	44.7
Short Term	12.6	15.6	14.6	16.4	15.7
Long Term	41.9	44.2	39.2	34.0	29.0
Public Sector	21.2	24.8	22.1	20.4	18.0
Central Bank	1.1	3.0	3.2	3.6	4.1
Private Sector	32.2	32.0	28.6	26.4	22.6
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	229.2	252.6	193.3	179.8	195.9
EXTERNAL DEBT SERVICE / GDP	10.9	9.7	9.1	7.3	6.4
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	45.8	41.2	32.8	25.9	27.9
PRIVATE SECTOR/ EXPORTS (FOB)	135.5	135.4	102.4	94.1	98.8
INTEREST / GDP	1.6	1.6	1.4	1.2	1.4
INTEREST / EXPORTS (FOB)	6.8	6.8	5.2	4.4	6.1
INTERNATIONAL RESERVES (TOTAL) / T. EXTERNAL DEBT	25.5	21.8	25.5	28.2	28.2
INTERNATIONAL RESERVES (TOTAL) / SHORT TERM DEBT	110.2	83.9	93.9	86.6	80.0
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	19.0	11.7	16.7	18.1	18.5
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	82.0	44.8	61.4	55.8	52.7
CBRT RESERVES (GROSS) / IMPORTS (CIF)	37.4	22.8	26.8	22.8	25.6
CBRT RESERVES (TOTAL) / IMPORTS (CIF)	50.2	42.6	41.0	35.4	38.9
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	19.1	-62.1	-8.8	-55.3	-48.5
CURRENT ACCOUNT BALANCE / CBRT RESERVES (TOTAL)	14.2	-33.2	-5.8	-35.6	-31.9
CURRENT ACCOUNT BALANCE / GDP	2.0	-4.3	-0.8	-5.1	-4.0

(1)	Provisional.

Source : MoTF, CBRT, TURKSTAT

Table 122. External Debt Service(1) (2)

(Million $)	2019	2020	2021	2022	2023
Total External Debt Service	82,891	69,860	73,768	65,775	71,222
Principal	70,549	58,371	62,153	54,592	55,764
Interest	12,342	11,489	11,615	11,183	15,458

(1)	Provisional.
(2)	Includes only long term external debt service data.

Source: CBRT (Balance of Payment Statistics, April 2024)

The aggregate amount of scheduled repayment of principal and interest on the total external public and private debt of Türkiye (disbursed and undisbursed) is set forth below for the periods indicated:

Table 123. Total External Debt Service Projections (1) (2) (3)

(Million $)	2024 (May-December)	2025	2026	2027	2028	2029+	TOTAL
GROSS TOTAL	65,114	59,823	50,120	37,696	41,224	156,262	410,239
PUBLIC SECTOR	23,485	32,014	26,744	21,986	19,002	90,693	213,925
PRINCIPAL	17,817	23,747	19,719	15,994	14,042	66,076	157,396
INTEREST	5,667	8,266	7,025	5,993	4,960	24,617	56,529
PRIVATE SECTOR	41,630	27,809	23,376	15,710	22,222	65,568	196,314
PRINCIPAL	38,337	23,650	19,232	12,329	17,897	53,701	165,146
INTEREST	3,293	4,159	4,143	3,381	4,324	11,868	31,168

(1)	Provisional.
(2)	Cross rates based on April 30, 2024.
(3)

Repayments regarding Non-Guaranteed Trade Arrears (NGTA), deposits within CBRT, short term private sector trade credits, short term private bank deposits and private sector bank loans with maturity less than 180 days are excluded.

Source: MoTF, CBRT

The following table presents Türkiye’s central government external debt issued between January 1, 2019 and December 31, 2023:

Table 124. Central Government External Debt of Türkiye (as of December 31, 2023)

Central Government External Debt of Türkiye (as of December 31, 2023)
(issued between January 1, 2019 and December 31, 2023)

	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				48,043
Govermental Organizations	Various (15-June-2021 - 6-Oct-2022)	USD	Various (3 - 5)	1,250
Monetary Institutions	Various (9-Jan-2019 - 7-Nov-2023)	USD-EUR	Various (3 - 12)	46,793
Loan				5,732
Govermental Organizations	Various (17-Apr-2019 - 6-Apr-2023)	USD-EUR	Various (10 - 40)	557
Monetary Institutions	Various (16-Aug-2021 - 28-Apr-2023)	EUR	Various (8 - 19)	2,145
International Organizations	Various (28-Jan-2019 - 1-Sep-2023)	USD-EUR	Various (6 - 31)	3,030

Total				53,775

Source: MoTF

The following table presents Türkiye’s Treasury Repayment Guaranteed external debt provided between January 1, 2019 and December 31, 2023:

Table 125. External Debt of Türkiye (Treasury Repayment Guaranteed)

Agreement Date (dd.mm.yyyy)	Currency	Debt Disbursed and Outstanding($)	Maturity (Year)	Interest Type	Interest Rate /Margin
08.03.2019	USD	214,413,729.49	11.99	SOFR6M	0.52
12.03.2019	EUR	0	02.03	EURIBOR3MD	2.5
10.07.2019	EUR	56,956,443.32	29.87	EURIBOR6MD	1.45
11.09.2019	USD	123,076,924.24	8.49	SOFR-DAILY	2.3
18.10.2019	EUR	27,135,000.00	05.04	EURIBOR6MD	3.25
10.12.2019	USD	200,000,000.00	16.19	SOFR6M	1.15
06.05.2020	USD	41,538,461.54	10.12	SOFR6M	1.95
06.05.2020	USD	50,769,230.77	10.12	SOFR6M	5.05
01.06.2020	EUR	288,555,334.24	24.80	EURIBOR6MD	1.19
26.06.2020	EUR	309,339,000.00	10.01	EURIBOR6MD	2.44
30.07.2020	USD	92,269,110.50	04.21	SOFR6M	0.75
17.08.2020	USD	199,250,000.00	03.66	SOFR6M	0.75
09.09.2020	USD	160,625,000.00	24.61	SOFR6M	1.2
09.09.2020	USD	250,000,000.00	21.99	SOFR6M	1.4
01.12.2020	EUR	230,828,783.33	12.96	EURIBOR6MD	0.6
08.03.2021	USD	298,419,653.39	10.24	SOFR6M	0.8
17.03.2021	EUR	21,315,505.79	28.85	EURIBOR6MD	1.55
29.03.2021	USD	153,000,000.00	12.00	SOFR-DAILY	1.93
15.04.2021	USD	299,700,000.00	15.00	SOFR6M	1.43
20.05.2021	EUR	113,967,000.00	10.01	EURIBOR6MD	1.61
26.05.2021	USD	250,000,000.00	04.48	SOFR6MAVG	0.65
20.08.2021	JPY	135,635,526.26	25.02	TORF6M	0.95
08.11.2021	USD	100,000,000.00	14.28	SOFR6MAVG	0.6
06.12.2021	EUR	5,427,000.00	25.17	EURIBOR6MD	2.1
21.12.2021	USD	375,000.00	24.67	SOFR6M	1.23
21.12.2021	USD	20,375,000.00	27.84	SOFR6M	1.23
28.12.2021	USD	200,000,000.00	08.25	SOFR-DAILY	0.21
30.12.2021	EUR	0	1.58	EURIBOR6MD	3.85
10.02.2022	USD	176,415,969.36	12.01	SOFR6M	2.26
01.06.2022	EUR	1,003,995,000.00	03.01	EURIBOR3MD	5.35
30.12.2022	EUR	2,550,690.00	29.31	EURIBOR6MD	1.18
01.12.2022	USD	130,889,921.00	14.88	SOFR6M	0.6
13.12.2022	EUR	27,135,000.00	07.10	EURIBOR6MD	0.41
13.12.2022	EUR	54,270,000.00	07.10	EURIBOR6MD	0.37
16.03.2023	EUR	857,466,000.00	02.02	EURIBOR6MD	4.25
30.05.2023	USD	326,841,375.25	10.26		1.98
30.05.2023	USD	225,939,327.22	10.25	SOFR6M	2.25
01.08.2023	USD	449,081,738.92	10.13	SOFR6MAVG	0.85
01.08.2023	USD	5,050,000.00	10.13	SOFR6MAVG	0.85
04.12.2023	USD	100,000,000.00	10.12	SOFR-DAILY	0.5

Source: Ministry of Treasury and Finance

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans and debt assumption commitments for PPPs provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables based on risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was established within the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability. With the help of this institutional infrastructure, the risk management unit has been operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management.

Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities (Treasury debt assumption commitments, Treasury repayment guarantees and on-lent loans) of the state. An Internal Credit Rating Model has been developed in order to manage credit risk arising from explicit contingent liabilities. This model, which has been in use since 2007, takes into account the performance and financial data of the institutions that have guaranteed debt and receivables stock against the Ministry of Treasury and Finance. In this context, the model’s outputs are used to determine and implement tools such as annual Treasury repayment guarantee and on-lent limit, guarantee and on-lent fee, and Risk Account allowance that are used to reduce risks arising from contingent liabilities. In 2009, the revenues of the Risk Account, which was established in 2003 to ensure fiscal discipline, reached a level sufficient to cover the undertaken amounts. As a result, no budgetary appropriations have been used for the Risk Account since 2009. Possible effects of risks that the Ministry of Treasury and Finance is exposed to within the scope of contingent liabilities on debt stock, debt sustainability and fiscal discipline are measured, monitored and reported regularly by various risk management tools and scenario analyses as part of the risk management.

Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management (“ORM”) processes including debt, cash and receivables management have been implemented by the General Directorate of Public Finance since 2008. In this framework, the ORM system consists of activities, risks related with these activities, risk sources, likelihood and impact of risks, current control mechanisms and new control mechanisms for minimizing those risks. Under this system, risks are monitored through periodic reporting and kept under control. Besides, Emergency and Business Continuity Plan (“EBCP”) has been prepared in 2013 and updated regularly to keep critical processes under control and ensure sustainability. In 2020, the ISO 9001 Quality Management System became operational in the General Directorate of Public Finance for better internal management and improved efficiency.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2003. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2024-2026:

•	To borrow mainly in Turkish Lira,

•	To borrow in foreign currencies besides U.S. Dollars, if possible, in international markets for market diversification,

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To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments,

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

Tight fiscal policies created room for the implementation of decisive strategic benchmarks which in turn strengthened the structure of the public debt portfolio substantially against adverse shocks.

As a result of borrowing policies based on strategic benchmarks and prudent fiscal policies, especially in the last two decades, debt sustainability has been strengthened. The sensitivity of Treasury’s debt portfolio to foreign exchange, interest rate and liquidity risks has been reduced. The EU-defined general government debt-to-GDP ratio, which was 71.5% in 2002, declined to 29.6% in 2023.